UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2025

Perceptive Capital Solutions Corp
(Exact name of registrant as specified in its charter)

Cayman Islands	001-42126	98-1783595
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Astor Place, 10th Floor New York, NY	10003
(Address of principal executive offices)	(Zip Code)

(212) 284-2300
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the

Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	PCSC	NASDAQ
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement

On December 5, 2025, Perceptive Capital Solutions Corp, a Cayman Islands exempted company (“PCSC”), StarNet Merger Sub I, Corp., a Delaware corporation and a wholly-owned subsidiary of PCSC (“Merger Sub I”), StarNet Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of PCSC (“Merger Sub II”), and Freenome Holdings, Inc., a Delaware corporation (“Freenome”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The Business Combination Agreement and the transactions contemplated thereby (the “Business Combination”) were unanimously approved by the boards of directors and special committees comprised of independent and disinterested members of the boards of directors of each of PCSC and Freenome. The Business Combination is expected to close in the first half of 2026, following the receipt of the requisite approvals of PCSC shareholders and Freenome stockholders and the fulfillment of other customary closing conditions.

Business Combination Agreement

The Domestication

The Business Combination Agreement provides, among other things, that at least one business day prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing” and the date upon which the Closing actually occurs, the “Closing Date”), PCSC will de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part 12 of the Companies Act (Revised) of the Cayman Islands (the “Domestication”). In connection with the Domestication, (i) each outstanding Class A ordinary share of PCSC (each, a “PCSC Class A Share”), each outstanding Class B ordinary share of PCSC and each outstanding preference share of PCSC will be converted into one share of common stock, par value $0.0001 per share, of PCSC (the “New Freenome Common Stock”), (ii) PCSC will file the New Freenome COI with the Secretary of State of the State of Delaware and adopt the New Freenome Bylaws (each, as defined and described below) and (iii) PCSC’s name will be changed to “Freenome, Inc.” (the resulting post-Closing entity, “New Freenome”).

PCSC Shareholder Redemptions

PCSC will provide the holders of PCSC Class A Shares the right to have all or a portion of their PCSC Class A Shares redeemed for cash in connection with the Business Combination, in accordance with PCSC’s governing documents, for a per-share price equal to the pro rata portion of the funds then in PCSC’s trust account (including interest not previously released to pay taxes). Any such redemptions will occur immediately prior to the consummation of the Domestication.

The Mergers

Subject to the terms and conditions of the Business Combination Agreement, following the Domestication, Merger Sub I will merge with and into Freenome, with Freenome as the surviving company in the merger and, after giving effect to such merger, as a wholly-owned subsidiary of PCSC (the “First Merger”). At the time the First Merger becomes effective (the “Effective Time”), (i) each share of Freenome common stock (collectively, “Freenome Common Shares”) issued and outstanding as of immediately prior to the Effective Time (including such shares issued upon the conversion of all shares of Freenome preferred stock into Freenome Common Shares prior to the Effective Time in accordance with the terms of the Business Combination Agreement, but excluding Freenome Common Shares held in treasury or by Freenome stockholders who have properly demanded appraisal of such Freenome Common Shares in accordance with Section 262 of the DGCL) will be automatically canceled and extinguished and converted into the right to receive a number of shares of New Freenome Common Stock equal to an exchange ratio, which is based on an implied Freenome base equity value of $725,000,000 and subject to certain adjustments as set forth in the Business Combination Agreement (the “Exchange Ratio”); (ii) each option to purchase Freenome Common Shares (each, a “Freenome Option”), whether vested or unvested, will cease to represent the right to purchase Freenome Common Shares and will be canceled in exchange for options to purchase New Freenome Common Stock under the equity incentive plan to be adopted by PCSC in advance of the Closing (the “New Freenome Equity Incentive Plan”), in an amount equal to the product (rounded down to the nearest whole number) of (x) the number of Freenome Common Shares subject to such Freenome Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such Freenome Option immediately prior to the Effective Time, divided by (ii) the Exchange Ratio, and generally subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Freenome Option immediately prior to the Effective Time; and (iii) each restricted stock unit award that is outstanding with respect to Freenome Common Shares (each, a “Freenome RSU Award”), whether vested or unvested, will cease to have any rights in respect of the Freenome Common Shares and will be canceled in exchange for a restricted stock unit award under the New Freenome Equity Incentive Plan that settles in a number of shares of New Freenome Common Stock (rounded down to the nearest whole share) in an amount and subject to such terms and conditions, in each case, as to be set forth on an allocation schedule, that will generally be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Freenome RSU Award immediately prior to the Effective Time.

As part of the same overall transaction as the First Merger, subject to the terms and conditions of the Business Combination Agreement, Freenome, as the surviving corporation of the First Merger, will merge with and into Merger Sub II with Merger Sub II continuing as the surviving company in the merger (the “Second Merger” and together with the First Merger, the “Mergers”).

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto (the “Parties”) that are customary for transactions of this type, including with respect to the operations of PCSC and Freenome prior to the Closing and the preparation and filing of a registration statement on Form S-4 relating to the Business Combination containing a prospectus and proxy statement of PCSC (the “Registration Statement / Proxy Statement”) with the Securities and Exchange Commission (the “SEC”). The Parties have also undertaken to procure clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). In addition, the board of directors of PCSC has agreed to adopt the New Freenome Equity Incentive Plan and the New Freenome Employee Stock Purchase Plan (as defined and described below) prior to the effectiveness of the Registration Statement / Proxy Statement, as described in the Business Combination Agreement.

Governance

PCSC has agreed to take all action within its power as may be necessary or appropriate such that, effective immediately after the Closing, the New Freenome board of directors will initially consist of nine directors, which will be divided into three classes, which directors will include one independent designee to be mutually agreed between Freenome and PCSC.

Conditions to Closing

The obligation of PCSC and Freenome to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) no legal restraint or prohibition issued by any governmental entity enjoining, prohibiting or preventing the consummation of the Business Combination being in effect, (iii) the effectiveness of the Registration Statement / Proxy Statement, (iv) receipt of the requisite approvals and consents of PCSC’s shareholders and Freenome’s stockholders, (v) the approval for listing of the New Freenome Common Stock (including, for the avoidance of doubt, the shares of New Freenome Common Stock to be issued pursuant to the First Merger) on Nasdaq; and (vi) after giving effect to the Business Combination (including the PIPE Financing (as described below) and any PCSC shareholder redemptions), PCSC having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) immediately after the Effective Time.

The obligation of PCSC to consummate the Business Combination is also subject to the fulfillment of other customary closing conditions, including, but not limited to, there having been no Company Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing.

The obligation of Freenome to consummate the Business Combination is also subject to the fulfillment of other customary closing conditions, including, but not limited to, (i) there having been no PCSC Material Adverse Effect (as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing, (ii) the aggregate cash proceeds available for release from PCSC’s trust account (after deducting any amounts paid to PCSC shareholders that exercise their redemption rights in connection with the Business Combination), together with the proceeds from the PIPE Financing (as described below), less certain unpaid PCSC expenses, equaling at least $250,000,000, and (iii) the consummation of the Domestication.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of PCSC and Freenome, (ii) by PCSC if the representations and warranties of Freenome are not true and correct or if Freenome fails to perform any pre-closing covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) termination by Freenome if the representations and warranties of any PCSC Party (as defined in the Business Combination Agreement) are not true and correct or if any PCSC Party fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either PCSC or Freenome if the Business Combination is not consummated by September 5, 2026, (v) by either PCSC or Freenome if the requisite PCSC shareholder approvals are not obtained after the conclusion of the meeting at which PCSC’s shareholders voted on such matters, (vi) by either PCSC or Freenome, if any governmental entity has issued a final and non-appealable order prohibiting the Business Combination; and (vii) by PCSC if the Transaction Support Agreements (as described below) are not executed and delivered to PCSC within one business day of the signing date of the Business Combination Agreement or if Freenome’s stockholders do not deliver to PCSC a written consent approving the Business Combination within two business days following the date on which the Registration Statement / Proxy Statement is declared effective.

If the Business Combination Agreement is validly terminated, none of the Parties will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement).

The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement and any related agreements. The Business Combination Agreement contains representations, warranties and covenants that the respective Parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating such agreement. It is not intended to provide any other factual information about PCSC, Freenome, or any other Party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the Parties, are subject to limitations agreed upon by the Parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the Parties instead of establishing these matters as facts) and are subject to standards of materiality applicable to the Parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any Party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in PCSC’s public disclosures.

The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K.

Related Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, PCSC, Perceptive Capital Solutions Holdings, a Cayman Islands exempted limited company (the “Sponsor”), Mark McKenna, Kenneth Song, and Harlan Waksal (“PCSC Insiders”) and Freenome entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and each PCSC Insider, as a holder of Class B ordinary shares has agreed to, among other things, (i) vote in favor of the Business Combination Agreement and the Business Combination, (ii) waive any adjustment to the conversion ratio set forth in the governing documents of PCSC or any other anti-dilution or similar protection with respect to the Class B ordinary shares (whether resulting from the transactions contemplated by the Subscription Agreements (as defined below) or otherwise), (iii) be bound by certain other covenants and agreements related to the Business Combination, (iv) be bound by certain transfer restrictions with respect to his, her or its shares in PCSC prior to the Closing, and (v) be subject to the restrictions contemplated by the Lock-Up Agreements (as defined below) in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, on December 5, 2025, PCSC entered into subscription agreements (the “Subscription Agreements”) with certain qualified institutional buyers, institutional accredited investors, and other accredited investors, including, among others, Perceptive Life Sciences Master Fund Ltd, a fund managed by Perceptive Advisors, an affiliate of the Sponsor, as well as certain existing stockholders of Freenome (collectively, the “PIPE Investors”). Pursuant to the Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and PCSC agreed to issue and sell to the PIPE Investors, on the Closing Date, an aggregate of 24,000,000 shares of New Freenome Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $240,000,000 (the “PIPE Financing”).

The obligations of each party to consummate the PIPE Financing are conditioned upon, among other things, (i) the New Freenome Common Stock (including the New Freenome Common Stock issuable to the PIPE Investors pursuant to the Subscription Agreements) having been approved for listing on Nasdaq; (ii) all conditions precedent to the Closing shall have been satisfied; and (iii) the absence of specified adverse judgements, orders, laws, rules or regulations enjoining or otherwise prohibiting the consummation of the Business Combination.

The obligations of PCSC to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) material truth and accuracy of the representations and warranties of the PIPE Investors, subject to customary bringdown standards; and (ii) material compliance by the PIPE Investors with their covenants, agreements and conditions under the Subscription Agreements.

The obligations of the PIPE Investors to consummate the PIPE Financing are further subject to additional conditions, including, among other things: (i) the Business Combination Agreement shall not have been amended, modified, or supplemented, and no condition waived thereunder, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that a PIPE Investor (in its capacity as such) would reasonably expect to receive under the Subscription Agreements; (ii) the material truth and accuracy of the representations and warranties of PCSC in the Subscription Agreements, subject to customary bringdown standards; (iii) no subscription agreement, or other agreements or understandings (including side letters) entered into in connection with the sale of New Freenome Common Stock under the Subscription Agreements, with any other PIPE Investors shall have been amended, modified, or waived in any manner that benefits such other PIPE Investor unless all PIPE Investors have been offered substantially the same benefits (other than terms particular to the legal or regulatory requirements of such other PIPE Investor or its affiliates or related persons); (iv) all specified consents, waivers or other authorizations and notices, required to be made in connection with the issuance and sale of New Freenome Common Stock under the Subscription Agreements shall have been obtained or made, except where failure to so obtain would not prevent PCSC from consummating the transactions contemplated by the Subscription Agreements; (v) material compliance by PCSC with its covenants, agreements and conditions under the Subscription Agreements; (vi) there has not occurred any Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of the Subscription Agreements that is continuing.

The Subscription Agreements provide that PCSC will grant the Investors certain customary registration rights.

The foregoing description of the Subscription Agreements and the PIPE Financing is subject to and qualified in its entirety by reference to the full text of the form of Subscription Agreements, a copy of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Freenome Transaction Support Agreements and Stockholder Written Consents

Promptly after the signing of the Business Combination Agreement, certain stockholders of Freenome (collectively, the “Freenome Supporting Stockholders”) entered into a Transaction Support Agreement (collectively, the “Transaction Support Agreements”) with PCSC, pursuant to which the Freenome Supporting Stockholders have agreed to, among other things, (a) as promptly as reasonably practicable (and in any event within two business days) following the time at which the Registration Statement / Proxy Statement is declared effective, execute and deliver to Freenome and PCSC the written consents of stockholders holding a sufficient number of shares of Freenome capital stock required to approve the Business Combination Agreement, each ancillary agreement to which Freenome is a party and the Business Combination, (b) at any meeting of the stockholders of Freenome, however called, and in any action by written resolution of the stockholders of Freenome, to vote (or cause to be voted) (i) in favor of the approval and adoption of the Business Combination Agreement and the Business Combination, and (ii) against and withhold consent to any alternative acquisition proposal or other matter, action or proposal intended or that would reasonably be expected to result in a breach of any of Freenome’s covenants or obligations under the Business Combination Agreement, result in any breach to the conditions to Closing thereunder or frustrate the purposes of and otherwise impede or prevent the consummation of the Mergers, or the Business Combination, (c) not, and direct such Freenome Supporting Stockholders’ affiliates not to, directly or indirectly, initiate, encourage or otherwise facilitate an alternative acquisition proposal, (d) refrain from transferring any covered securities, (e) appoint PCSC or any individual designated by PCSC for purposes of complying with the obligations under the Transaction Support Agreements as such Freenome Supporting Stockholders’ agent, attorney-in-fact and proxy to attend on behalf of such Freenome Supporting Stockholder any meeting of the Freenome stockholders with respect to the Business Combination. The obligations under the Transaction Support Agreement automatically terminate upon the earlier of (i) the Effective Time; and (ii) the termination of the Business Combination Agreement in accordance with its terms.

The foregoing description of the Transaction Support Agreements is subject to and qualified in its entirety by reference to the full text of the form of Transaction Support Agreement, a copy of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Investor Rights Agreement

In connection with the Closing, New Freenome, Sponsor, and certain stockholders of Freenome will enter into an investor rights agreement (the “Investor Rights Agreement”). Pursuant to the Investor Rights Agreement, among other things, New Freenome will agree that, within 30 calendar days following the Closing Date, New Freenome will file with the SEC (at New Freenome’s sole cost and expense) a registration statement registering the resale of certain shares of New Freenome Common Stock held by or issuable to the parties thereto (the “Resale Registration Statement”), and New Freenome will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands.

The Investor Rights Agreement amends and restates the registration rights agreement that was entered into by PCSC, the Sponsor and the PCSC Insiders in connection with PCSC’s initial public offering. The Investor Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Investor Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

The foregoing description of the Investor Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of Investor Rights Agreement, a copy of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Lock-Up Agreement

In connection with the Closing, the Sponsor and certain Freenome stockholders will enter into a lock-up agreement (the “Lock-Up Agreement”) with New Freenome.

Pursuant to the Lock-Up Agreement, the Sponsor and certain Freenome stockholders will agree not to transfer (except for certain permitted transfers) any shares of New Freenome Common Stock held by such holder after the Domestication until six months after the Closing Date.

The foregoing description of the Lock-Up Agreement is subject to and qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is included as Exhibit 10.5 to this Current Report.

New Freenome Certificate of Incorporation and New Freenome Bylaws

Concurrently with the Domestication, and prior to the Effective Time, PCSC will file a certificate of incorporation with the Secretary of State of the State of Delaware (“New Freenome COI”) and will adopt bylaws (“New Freenome Bylaws”), which together will govern the rights, privileges, and preferences of the holders of New Freenome securities after the Closing.

The foregoing descriptions of the New Freenome COI and New Freenome Bylaws do not purport to be complete and are qualified in their entirety by the terms and conditions of the forms of the New Freenome COI and New Freenome Bylaws, copies of which are included as Exhibit F and Exhibit G, respectively, to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

New Freenome Equity Incentive Plan and New Freenome Employee Stock Purchase Plan

Prior to the effectiveness of the Registration Statement / Proxy Statement, PCSC will approve and adopt, in each case subject to approval by the PCSC shareholders, the New Freenome Equity Incentive Plan and an employee stock purchase plan (the “New Freenome Employee Stock Purchase Plan”) to provide eligible service providers of New Freenome and certain affiliated companies with the opportunity to purchase New Freenome Common Stock and/or acquire a proprietary interest in New Freenome. The New Freenome Equity Incentive Plan will provide for equity incentive compensation grants to employees and consultants (including non-employee directors) in the form of stock options (both non-qualified stock options and incentive stock options), stock appreciation rights, restricted stock, restricted stock units, and other stock-based and cash-based awards. The New Freenome Employee Stock Purchase Plan will permit eligible employees to purchase New Freenome Common Stock at a discount under (i) a component that is intended to be qualified under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) a component that is not intended to be so qualified under Section 423 of the Code.

The initial number of shares of New Freenome Common Stock reserved and available for issuance under the New Freenome Equity Incentive Plan will equal 12% of New Freenome’s fully-diluted shares at the Closing. Additionally, the number of shares of New Freenome Common Stock reserved and available for issuance under the New Freenome Equity Incentive Plan will be automatically cumulatively increased on the first day of each fiscal year beginning with the 2027 calendar year by (i) 5% of the sum of (A) the number of shares of New Freenome Common Stock issued and outstanding and (B) the number of shares of New Freenome Common Stock issuable pursuant to the exercise of any outstanding, pre-funded warrants to acquire New Freenome Common Stock for a nominal exercise price ((A) and (B) together, the “Outstanding Shares”) on the immediately preceding December 31 or (ii) such lesser number of shares as determined by the administrator of the New Freenome Equity Incentive Plan.

The initial number of shares of New Freenome Common Stock reserved and available for issuance under the New Freenome Employee Stock Purchase Plan will equal 2% of New Freenome’s fully-diluted shares at the Closing. Additionally, on January 1, 2027, and each January 1 thereafter through January 1, 2036, the number of shares of New Freenome Common Stock reserved and available for issuance under the New Freenome Employee Stock Purchase Plan will be cumulatively increased by the least of (i) 1% of the Outstanding Shares on the immediately preceding December 31, (ii) 1,500,000 shares or (iii) such number of shares as determined by the administrator of the New Freenome Employee Stock Purchase Plan.

The foregoing descriptions of the New Freenome Equity Incentive Plan and New Freenome Employee Stock Purchase Plan do not purport to be complete and are qualified in their entirety by the terms and conditions of the forms of New Freenome Equity Incentive Plan and New Freenome Employee Stock Purchase Plan, copies of which are included as Exhibit H and Exhibit I, respectively, to the Business Combination Agreement (attached as Exhibit 2.1 hereto), and the terms of which are incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of New Freenome Common Stock in connection with the transactions contemplated by the Subscription Agreements is incorporated by reference herein. The shares of New Freenome Common Stock issuable to the PIPE Investors pursuant to the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided in Section 4(a)(2) of the Securities Act.

Item 7.01	Regulation FD Disclosure.

On December 5, 2025, PCSC and Freenome issued a press release announcing the Business Combination. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated by reference herein is an investor presentation, dated November 2025.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of PCSC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to shareholders of PCSC for their consideration. PCSC intends to file a registration statement on Form S-4 with the SEC, which will include preliminary and definitive proxy statements to be distributed to PCSC’s shareholders in connection with PCSC’s solicitations of proxies from PCSC’s shareholders with respect to the proposed business combination and other matters to be described in the registration statement, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Freenome in connection with the completion of the proposed Business Combination. After the registration statement has been filed and declared effective, PCSC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to Freenome stockholders and PCSC shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, PCSC shareholders, Freenome stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by PCSC in connection with the proposed Business Combination and other matters to be described in the registration statement, when they become available because they will contain important information about PCSC, Freenome and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by PCSC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products, the size and growth potential of the markets for Freenome’s tests and products; financing and other business milestones; potential benefits of the proposed Business Combination and other related transactions; and expectations relating to the proposed Business Combination and other related transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the Parties to successfully or timely consummate the proposed Business Combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed Business Combination and other related transactions; failure to realize the anticipated benefits of the proposed Business Combination and other related transactions; risks related to the approval of Freenome’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against PCSC or Freenome related to the proposed Business Combination; the effects of competition on Freenome’s future business; the amount of redemption requests made by PCSC’s public shareholders. Additional risks related to Freenome’s business include, but are not limited to: uncertainty regarding outcomes of Freenome’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products; risks associated with Freenome’s efforts to commercialize its product candidates; Freenome’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on Freenome’s business; intellectual property-related claims; Freenome’s ability to attract and retain qualified personnel; and Freenome’s ability to source the raw materials for its product candidates. Additional risks related to PCSC include those factors discussed in documents PCSC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Current Report on Form 8-K and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, PCSC’s Annual Report on Form 10-K for the year ended December 31, 2024, and in those documents that PCSC has filed, or will file, with the SEC.

If any of these risks materialize or PCSC’s or Freenome’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC’s and Freenome’s expectations, plans, or forecasts of future events and views as of the date of this Current Report on Form 8-K and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC’s and Freenome’s assessments to change. These forward-looking statements should not be relied upon as representing PCSC’s and Freenome’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

Participants in the Solicitation

PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the proposed Business Combination and the other matters set forth in the registration statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in PCSC’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This Current Report on Form 8-K is not a substitute for the registration statement or for any other document that PCSC and Freenome may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by PCSC, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Current Report on Form 8-K is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†*	Business Combination Agreement, dated as of December 5, 2025, by and among Perceptive Capital Solutions Corp, StarNet Merger Sub I, Corp., StarNet Merger Sub II, LLC and Freenome Holdings, Inc.
10.1*
Sponsor Letter Agreement, dated as of December 5, 2025, by and among Perceptive Capital Solutions Holdings, certain other holders of Perceptive Capital Solutions Corp Class B ordinary shares set forth on Schedule I thereto, Perceptive Capital Solutions Corp and Freenome Holdings, Inc.

10.2	Form of Subscription Agreement.
10.3*	Form of Freenome Transaction Support Agreement.
10.4	Form of Investor Rights Agreement.
10.5	Form of Lock-Up Agreement.
99.1	Press Release, dated December 5, 2025.
99.2	Investor Presentation, dated November 2025.
104	Cover Page Interactive Data File, formatted in Inline XBRL

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*
Certain portions of these exhibits have been redacted pursuant to Item 601(b)(2)(ii) or 601(b)(10)(iv) of Regulation S-K. The Registrant hereby agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 5, 2025

Perceptive Capital Solutions Corp

	By:	/s/ Adam Stone
	Name:	Adam Stone
	Title:	Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

PERCEPTIVE CAPITAL SOLUTIONS CORP,

STARNET MERGER SUB I, CORP.,

STARNET MERGER SUB II, LLC,

AND

FREENOME HOLDINGS, INC.

DATED AS OF DECEMBER 5, 2025

i

TABLE OF CONTENTS
(continued)

ii

TABLE OF CONTENTS
(continued)

ANNEXES AND EXHIBITS

Annex A	Other Investors
Annex B	Key Supporting Company Stockholders
Annex C	Required Governing Documents Proposals

Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Investor Subscription Agreement
Exhibit C	Form of Investor Rights Agreement
Exhibit D	Form of Lock-Up Agreement
Exhibit E	Form of Transaction Support Agreement
Exhibit F	Form of PCSC Certificate of Incorporation
Exhibit G	Form of PCSC Bylaws
Exhibit H	Form of PCSC Incentive Equity Plan
Exhibit I	Form of PCSC Employee Stock Purchase Plan

iii

BUSINESS COMBINATION AGREEMENT

This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of December 5, 2025, is made by and among Perceptive Capital Solutions Corp, a Cayman Islands exempted company (“PCSC”), StarNet Merger Sub I, Corp., a Delaware corporation and a direct, wholly-owned subsidiary of PCSC (“Merger Sub I”), StarNet Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of PCSC (“Merger Sub II”, together with Merger Sub I, the “Merger Subs”), and Freenome Holdings, Inc., a Delaware corporation (the “Company”). PCSC, Merger Sub I, Merger Sub II, and the Company shall be referred to herein from time to time collectively as the “Parties.” Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.

WHEREAS, (a) PCSC is a blank check company incorporated as a Cayman Islands exempted company on March 22, 2024 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, (b) Merger Sub I is, as of the date of this Agreement, a direct, wholly-owned Subsidiary of PCSC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents, (c) Merger Sub II is, as of the date of this Agreement, a direct, wholly-owned Subsidiary of PCSC that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;

WHEREAS, pursuant to the Governing Documents of PCSC, PCSC is required to provide an opportunity for its shareholders to have their outstanding PCSC Class A Shares redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the PCSC Shareholder Approval;

WHEREAS, as of the date of this Agreement, Perceptive Capital Solutions Holdings, a Cayman Islands exempted company (the “Sponsor”), and the Other Class B Shareholders collectively own 2,156,250 PCSC Class B Shares;

WHEREAS, concurrently with the execution of this Agreement, the Sponsor, the Other Class B Shareholders, PCSC and the Company are entering into the sponsor letter agreement, in substantially the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Shareholder have agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Mergers) and (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of PCSC or any other anti-dilution or similar protection with respect to the PCSC Class B Shares (whether resulting from the transactions contemplated by the Investor Subscription Agreements or otherwise), in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement;

WHEREAS, at least one (1) Business Day prior to the Closing Date, prior to the time at which the Effective Time occurs, PCSC shall deregister from the Register of Companies in the Cayman Islands and transfer by way of continuation from the Cayman Islands to Delaware and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware (the “DGCL”) and Part 12 of the Companies Act (Revised) of the Cayman Islands (the “Domestication”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date, following the Domestication, the Parties intend to effect: (a) the merger of the Merger Sub I with and into the Company, with the Company continuing as the surviving corporation (the “First Merger”), as a result of which all of the issued and outstanding capital stock, options and warrants of the Company as of immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate or other instrument previously representing any such shares, options or warrants shall thereafter represent the right to receive the applicable consideration set forth in this Agreement, all upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL; and (b) as part of the same overall transaction as the First Merger, a merger of the surviving corporation of the First Merger with and into Merger Sub II with Merger Sub II continuing as the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”);

WHEREAS, concurrently with the execution of this Agreement, each of Perceptive Life Sciences Master Fund Ltd, a Cayman Islands Exempted company (the “Perceptive PIPE Investor”), RA Capital Healthcare Fund, L.P., a Delaware limited partnership, RA Capital Nexus Fund III, L.P., a Delaware limited partnership, (with RA Capital Healthcare Fund, L.P., together the “RA Capital Shareholders”), and the other investors set forth on Annex A (together with the Perceptive PIPE Investor and the RA Capital Shareholders, collectively, the “PIPE Investors”) are entering into a subscription agreement with PCSC substantially in the form attached hereto as Exhibit B (collectively, the “Investor Subscription Agreements”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date immediately following the Closing, and PCSC has agreed to issue and sell to each such PIPE Investor on the Closing Date immediately following the Closing, the number of PCSC Shares set forth in the applicable Investor Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under all Investor Subscription Agreements, collectively, the “PIPE Financing Amount”, and the equity financing under all Investor Subscription Agreements, collectively, hereinafter referred to as, the “PIPE Financing”), on the terms and subject to the conditions set forth in the applicable Investor Subscription Agreement;

WHEREAS, at the Closing, PCSC, the Perceptive Shareholders, the RA Capital Shareholders and certain other shareholders of the Company to be mutually agreed upon by the Company and PCSC will enter into an investor rights agreement, substantially in the form attached hereto as Exhibit C (the “Investor Rights Agreement”), pursuant to which, among other things, the parties will be granted certain registration rights with respect to their respective PCSC Shares, on the terms and subject to the conditions therein;

WHEREAS, at the Closing, PCSC, the Perceptive Shareholders, the RA Capital Shareholders and certain other shareholders of the Company to be mutually agreed upon by the Company and PCSC will enter into a lock-up agreement, substantially in the form attached hereto as Exhibit D (the “Lock-Up Agreement”), pursuant to which, among other things, the Perceptive Shareholders, the RA Capital Shareholders and certain other shareholders of the Company to be mutually agreed by the Company and PCSC will agree not to effect any sale or distribution of any Equity Securities of PCSC held by any of them during the lock-up period described therein;

WHEREAS, the board of directors of the Company (the “Company Board”) has duly established a special committee consisting solely of independent and disinterested members of the Company Board (the “Company Strategic Transaction Committee”), and the Company Strategic Transaction Committee has unanimously (i) determined that the entry into this Agreement and the other Ancillary Documents to which the Company is a party, and the consummation of the transactions contemplated hereby and thereby, including the Mergers, are advisable and fair to, and in the best interest of, the Company and the Company Stockholders, (ii) recommended to the Company Board that it approve this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (iii) subject to the terms and conditions of this Agreement, resolved to recommend that the Company Stockholders adopt this Agreement and approve the Mergers and the other transactions contemplated hereby (the “Company Strategic Transaction Committee Recommendation”).

WHEREAS, the board of directors of PCSC (the “PCSC Board”) has duly established a special committee consisting solely of independent and disinterested members of the PCSC Board (the “PCSC Special Committee”), and the PCSC Special Committee has unanimously (i) determined that the entry into this Agreement and the other Ancillary Documents to which PCSC is a party, and the consummation of the transactions contemplated hereby and thereby, including the Mergers, are advisable and fair to, and in the best interest of, PCSC and shareholders of PCSC, (ii) recommended to the PCSC Board that it approve this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (iii) subject to the terms and conditions of this Agreement, resolved to recommend that the shareholders of PCSC adopt this Agreement and approve the Mergers and the other transactions contemplated hereby (the “PCSC Special Committee Recommendation”).

WHEREAS, the PCSC Board, following the recommendation of the PCSC Special Committee, has (a) approved this Agreement, such other Ancillary Documents to which PCSC is or will be a party and the transactions contemplated hereby and thereby (including the Domestication and the Mergers) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Domestication and the Mergers) by the holders of PCSC Shares entitled to vote thereon;

WHEREAS, the board of directors of Merger Sub I has approved this Agreement, such other Ancillary Documents to which Merger Sub I is or will be a party and the transactions contemplated hereby and thereby (including the First Merger);

WHEREAS, PCSC, as the sole shareholder of Merger Sub I, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve this Agreement, such other Ancillary Documents to which Merger Sub I is or will be a party and the transactions contemplated hereby and thereby (including the First Merger);

WHEREAS, the managing member of Merger Sub II has approved this Agreement, such other Ancillary Documents to which Merger Sub II is or will be a party and the transactions contemplated hereby and thereby (including the Second Merger);

WHEREAS, PCSC, as the sole member of Merger Sub II, will as promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, approve this Agreement, such other Ancillary Documents to which Merger Sub II is or will be a party and the transactions contemplated hereby and thereby (including the Second Merger);

WHEREAS, the Company Board, following the recommendation of the Company Strategic Transaction Committee, has (a) approved this Agreement, such other Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) and (b) recommended, among other things, the approval of this Agreement, such other Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers) by the holders of Company Shares entitled to vote thereon;

WHEREAS, in connection with and not prior to the Closing, that certain Senior Unsecured Convertible Promissory Note dated as of November 17, 2025, by and between the Company and Roche Holdings, Inc. (the “Roche Convertible Note”) will be automatically converted into such number of Company Common Shares as of immediately prior to the Effective Time that, as of the Effective Time, constitutes the right to receive such number of PCSC Shares representing the Repayment Amount (as defined in such Roche Convertible Note) at a price per share equal to 1.2x of the Original Offer Price (as defined in such Roche Convertible Note) (the “Roche Note Conversion”);

WHEREAS, promptly after the execution of this Agreement, each Company Stockholder listed on Annex B attached hereto (collectively, the “Key Supporting Company Stockholders”) will duly execute and deliver to PCSC a transaction support agreement, substantially in the form attached hereto as Exhibit E (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Key Supporting Company Stockholder will agree to, among other things, (a) support and vote in favor of this Agreement, such other Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and, if applicable, the Company Preferred Share Conversion), (b) take, or cause to be taken, any actions necessary or advisable to cause certain agreements to be terminated effective as of the Closing, and (c) a release of claims against the Company, PCSC and Merger Subs; and

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder, (b) the Domestication constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (c) the Mergers, taken together, be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code (clauses (a)-(c), the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE 1
CERTAIN DEFINITIONS

Section 1.1          Definitions. As used in this Agreement, the following terms have the respective meanings set forth below.

“Accounting Principles” means GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying, to the extent consistent with GAAP, the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the latest audited Financial Statements.

“Additional PCSC SEC Reports” has the meaning set forth in Section 4.7.

“Adjusted Equity Value” means (a) the Base Equity Value, plus (b) the Aggregate Vested Company Option Exercise Price, minus (c) the amount of Leakage during the period from the Reference Time to the Effective Time, and plus (d) the amount, if any, by which Net Cash at the Effective Time exceeds Net Cash at the Reference Time.

“Adjusted Transaction Share Consideration” means an aggregate number of PCSC Shares equal to (a) the Adjusted Equity Value, divided by (b) the PCSC Share Value.

“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto. Notwithstanding the foregoing or anything to the contrary herein, the Affiliates of the Sponsor shall be deemed to include Perceptive Advisors, LLC, a Delaware limited liability company and its Affiliates.

“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received by any PCSC Party in respect of the PIPE Financing (whether prior to or on the Closing Date).

“Aggregate Transaction Proceeds” means an amount equal to (a) the sum of (i) the aggregate cash proceeds available for release to any PCSC Party from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to all of the PCSC Shareholder Redemptions) and (ii) the Aggregate Closing PIPE Proceeds, minus (b) the Unpaid PCSC Expenses.

“Aggregate Vested Company Option Exercise Price” means the aggregate exercise price that would be paid to the Company in respect of all Vested Company Options if all Vested Company Options were exercised in full immediately prior to the Effective Time (without giving effect to any “net” exercise or similar concept).

“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.

“Allocation Schedule” has the meaning set forth in Section 2.3.

“Ancillary Documents” means the Investor Rights Agreement, Sponsor Letter Agreement, the PCSC Sponsor Letter Agreement, the Investor Subscription Agreements, the Transaction Support Agreements, the Letters of Transmittal, the Warrant Cancellation Agreements (as defined below), the Escrow Agreement, the Lock-Up Agreement and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act of 1977 (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combating bribery, corruption and money laundering.

“Audited Financial Statements” has the meaning set forth in Section 3.4.

“Base Equity Value” means $725,000,000.

“Business” means the business of, directly or indirectly, developing, manufacturing, and commercializing non-invasive, blood-based tests and related diagnostic products and services for the early detection, treatment selection, and monitoring of cancer and other diseases, including the integration of multiomics data and machine learning in connection with such activities.

“Business Combination Proposal” has the meaning set forth in Section 5.8.

“Business Day” means a day, other than Saturday or Sunday, on which commercial banks in New York, New York, Brisbane, California and George Town, Cayman Islands are open for the general transaction of business.

“Cash and Cash Equivalents” means, as of any time of determination, all cash and cash equivalents (including short-term investments readily convertible to cash within ninety (90) days) held by the Group Companies as of such time or that become available within ninety (90) days after such time, determined in accordance with GAAP and the Group Companies’ historical accounting practices, (a) determined net of any outstanding or uncleared checks, wires, transfers and drafts issued by the Group Companies and (b) excluding any cash or cash equivalents that are not available for use by the Group Companies due to being subject to restrictions, limitations or Taxes on use or distribution by Law, Contract or otherwise that cannot be satisfied or removed within ninety (90) days, including (i) deposits with third parties (including landlords) that are not refundable within ninety (90) days, and (ii) cash posted to support letters of credit, performance bonds or other similar obligations to the extent such cash or cash equivalent is not reasonably expected to become freely usable by the Group Companies within ninety (90) days, provided that “Cash and Cash Equivalents” shall include all cash and cash equivalents that are subject to ordinary course restrictions that do not materially impair use.

“Certificates” has the meaning set forth in Section 2.1(b)(vii).

“Certificates of Merger” has the meaning set forth in Section 2.1(c)(ii).

“Change of Control Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person solely as a result of this Agreement, any Ancillary Document or the transactions contemplated hereby or thereby or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction (in the case of this clause (b), regardless of whether paid or payable prior to, at or after the Closing or in connection with or otherwise related to this Agreement or any Ancillary Document or one or more circumstances, matters, transactions or events unrelated to this Agreement or the Ancillary Documents). Notwithstanding the foregoing or anything to the contrary herein, Change of Control Payments shall not include (i) the PCSC Shares to be issued in respect of or that will become subject to, as applicable, the Rollover Options and Rollover RSU Awards at the Effective Time on the terms and subject to the conditions of this Agreement, (ii) any payments made in the ordinary course of business consistent with past practice and not accelerated, triggered, increased or enhanced as a result of the transactions contemplated hereby, (iii) any payments required under the Contracts set forth on Section 1.1(b) of the Company Disclosure Schedules, in each case, as amended and in effect as of the date of this Agreement, and which payments are not accelerated, triggered, increased or enhanced as a result of the transactions contemplated hereby, (iv) any severance payments made pursuant to existing severance policies or agreements in effect prior to the date of this Agreement that are triggered solely by termination of employment without cause or resignation for good reason (and not by the consummation of the transactions contemplated hereby), and (v) any retention payments made to employees below the level of vice president that do not exceed $50,000 per individual in the aggregate and $1,000,000 for all individuals in the aggregate.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Filing” has the meaning set forth in Section 5.4(b).

“Closing Press Release” has the meaning set forth in Section 5.4(b).

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” has the meaning set forth in the introductory paragraph to this Agreement.

“Company Acquisition Proposal” means any inquiry, proposal or offer concerning (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, (i) acquires or otherwise purchases the Company and its controlled Affiliates, taken as a whole, or a majority of the voting power of Equity Securities of the Company, or (ii) acquires, is granted, leased or licensed or otherwise purchases all or a material portion of assets, properties or businesses of the Company and its controlled Affiliates, taken as a whole (in the case of each of clause (i) and (ii), whether by merger, consolidation, liquidation, dissolution, recapitalization, reorganization, amalgamation, scheme of arrangement, purchase of assets, share exchange, business combination, purchase or issuance of Equity Securities, tender offer or otherwise), or (b) any issuance, sale or acquisition of any portion of the Equity Securities or voting power or similar investment in the Company or any of its Subsidiaries (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company Options or Company RSU Awards outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement, the Company Warrant Agreement or the Company Convertible Notes (as applicable)). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents, the transactions contemplated hereby or thereby or any Specified Strategic Transactions shall constitute a Company Acquisition Proposal.

“Company Board” has the meaning set forth in the recitals to this Agreement.

“Company Board Recommendation” has the meaning set forth in Section 5.14(b).

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, dated as of January 26, 2024.

“Company Common Shares” means shares of common stock, par value $0.0001 per share, of the Company designated as “Common Stock” pursuant to the Company Certificate of Incorporation.

“Company Convertible Notes” means (i) that certain Senior Unsecured Convertible Promissory Note dated as of August 12, 2025, by and between the Company and Exact Sciences Corporation (the “Exact Convertible Note”) and (ii) the Roche Convertible Note.

“Company D&O Persons” has the meaning set forth in Section 5.16(a).

“Company D&O Tail Policy” has the meaning set forth in Section 5.16(c).

“Company Designees” has the meaning set forth in Section 5.17(c).

“Company Disclosure Schedules” means the disclosure schedules to this Agreement delivered to PCSC by the Company on the date of this Agreement.

“Company Dissenting Shareholders” has the meaning set forth in Section 2.6.

“Company Dissenting Shares” has the meaning set forth in Section 2.6.

“Company Equity Award” means, as of any determination time, each outstanding Company Option, each outstanding Company RSU Award and each other outstanding award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive any Equity Security of any Group Company under any Company Equity Plan or otherwise that is outstanding.

“Company Equity Plan” means, collectively, (a) the Freenome Holdings, Inc., 2016 Equity Incentive Plan, as amended from time to time, and (b) each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Securities of any Group Company or benefits measured in whole or in part by reference to Equity Securities of any Group Company.

“Company Expenses” means, as of any determination time, the aggregate amount of fees, expenses, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due and payable, any Group Company in connection with, or as a result of, the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document (including the HSR Act filing fee for the Mergers and any Transfer Taxes). Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any PCSC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a), Section 3.2(c) and Section 3.2(g) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (Absence of Changes), and Section 3.17 (Brokers).

“Company IT Systems” means all computer systems, computer software and hardware, communication systems, servers, network equipment and related documentation, in each case, owned, licensed or leased by a Group Company.

“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.

“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Mergers in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws or the interpretation or enforcement thereof by any Governmental Entity, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing, (ix) any actions taken or omitted to be taken by any Group Companies at the written request or with the written consent of PCSC, (x) any changes in GAAP or other applicable accounting standards or the interpretation thereof, (xi) any loss of employees, customers, suppliers, distributors, licensors, licensees or other business partners to the extent resulting from the public announcement or pendency of the transactions contemplated by this Agreement, or (xii) any litigation arising from or relating to this Agreement or the transactions contemplated hereby; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v), (viii) or (x) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has had or would reasonably be expected to have a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.

“Company Non-Party Affiliates” means, collectively, each Company Related Party and each former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).

“Company Option” means, as of any determination time, each option to purchase Company Common Shares that is outstanding and unexercised, whether granted under a Company Equity Plan or otherwise.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned, used or held for use by the Group Companies.

“Company Preferred Shares” means, collectively, the Company Series Seed-1 Preferred Shares, Company Series Seed-2 Preferred Shares, Company Series A Preferred Shares, Company Series B Preferred Shares, Company Series C Preferred Shares, Company Series D Preferred Shares, Company Series E Preferred Shares, Company Series F Preferred Shares.

“Company Preferred Share Conversion” has the meaning set forth in Section 2.4(d).

“Company Product” means each platform or product candidate that is being researched, tested, developed or manufactured by or on behalf of the Group Companies.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.

“Company Related Party” has the meaning set forth in Section 3.19.

“Company Related Party Transactions” has the meaning set forth in Section 3.19.

“Company RSU Award” means, as of any determination time, each restricted stock unit award that is outstanding with respect to Company Common Shares, whether granted under a Company Equity Plan or otherwise.

“Company Series Seed-1 Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series Seed-1 Preferred Stock” pursuant to Company Certificate of Incorporation.

“Company Series Seed-2 Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series Seed-2 Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series A Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series B Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series C Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series C Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series D Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series D Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series E Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series E Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Series F Preferred Shares” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series F Preferred Stock” pursuant to the Company Certificate of Incorporation.

“Company Stockholder Written Consent” has the meaning set forth in Section 5.14(b).

“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 5.14(b).

“Company Stockholder Agreements” means, collectively, that certain Amended and Restated Investors’ Rights Agreement, dated as of January 26, 2024, by and among the Company and the Company Stockholders party thereto, that certain Amended and Restated Voting Agreement, dated as of January 26, 2024, by and among the Company and the Company Stockholders party thereto and that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of January 26, 2024, by and among the Company and the Company Stockholders party thereto.

“Company Stockholders” means, collectively, the holders of Company Shares as of any determination time prior to the Effective Time. For the avoidance of doubt, (i) if the holders of any Company Warrants elect to exercise such Company Warrants, the holders of such Company Warrants will become Company Stockholders immediately prior to the Closing upon exercise of such Company Warrants for Company Common Shares and (ii) the holders of the Company Convertible Notes or any other Equity Security of the Company issued in connection with the Specified Strategic Transactions will become a Company Stockholder only when, as and if the holder of the applicable Company Convertible Note elects to convert such Company Convertible Note prior to the Closing, in accordance with the terms thereof.

“Company Shares” means, collectively, the Company Preferred Shares and the Company Common Shares.

“Company Warrant Agreements” means, collectively, (i) that certain Warrant to Purchase Common Stock, dated as of October 16, 2019, by and between the Company and Riviera Partners Investments, LLC, and (ii) that certain Warrant to Purchase Common Stock, dated as of November 10, 2022, by and between the Company and New England Biolabs, Inc.

“Company Warrants” means, as of any determination time, each warrant to purchase Company Common Shares that is outstanding and granted pursuant to the Company Warrant Agreements.

“Confidentiality Agreement” means that certain Confidentiality Agreement, effective as of August 28, 2025, as amended on October 10, 2025, by and between the Company and PCSC.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.

“Continental” means Continental Stock Transfer & Trust Company.

“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.

“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.

“DGCL” has the meaning set forth in the recitals to this Agreement.

“Domestication” has the meaning set forth in the recitals to this Agreement.

“Domestication Proposal” has the meaning set forth in Section 5.8.

“Effective Time” has the meaning set forth in Section 2.1(b)(ii).

“Employee Benefit Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy or Contract that any Group Company maintains, sponsors or contributes to, or under or with respect to which any Group Company has any Liability, other than any plan sponsored or maintained by a Governmental Entity.

“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.

“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.

“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ESPP Proposal” has the meaning set forth in Section 5.8.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.5(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.5(a).

“Exchange Fund” has the meaning set forth in Section 2.5(c).

“Exchange Ratio” means the quotient obtained by dividing (a) the Adjusted Transaction Share Consideration, by (b) the number of Fully-Diluted Shares.

“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.

“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.

“Financial Statements” has the meaning set forth in Section 3.4(a).

“First Certificate of Merger” has the meaning set forth in Section 2.1(b)(ii).

“First Merger” has the meaning set forth in the recitals to this Agreement.

“First Surviving Company” has the meaning set forth in Section 2.1(b)(i).

“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

“Fully-Diluted Shares” means an amount equal to, without duplication, (a) the aggregate number of Company Shares and any other shares of capital stock of the Company that are issued and outstanding as of immediately prior to the Effective Time calculated on a fully-diluted, as converted-to-Company Common Shares basis in accordance with the Company Certificate of Incorporation (including, for the avoidance of doubt, the Company Common Shares issued in connection with the Company Preferred Share Conversion pursuant to Section 2.4(d)), and not including any Company Convertible Notes issued and outstanding in connection with the Specified Strategic Transactions (which shall be treated as Indebtedness) or any Company Common Shares issuable upon the conversion or exercise thereof (including the Company Common Shares issued in the Roche Note Conversion), unless, for the Exact Convertible Note, such Exact Convertible Note is converted into Company Shares prior to the Closing (in which case the Company Shares issued upon such conversion shall be included and such Exact Convertible Note shall not be treated as Indebtedness), plus (b) the aggregate number of shares of (i) Company Common Shares issuable upon the full exercise of Vested Company Options that are outstanding as of immediately prior to the Effective Time, (ii) Company Common Shares issuable upon the settlement of Vested Company RSU Awards that are outstanding as of immediately prior to the Effective Time and (iii) Company Common Shares issuable upon the exercise of Company Warrants that are outstanding as of immediately prior to the Effective Time.

“GAAP” means United States generally accepted accounting principles.

“Governing Document Proposal” has the meaning set forth in Section 5.8.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and bylaws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Government Closure” has the meaning set forth in Section 5.2(a).

“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroalkyl substances, or radon.

“Healthcare Laws” means all applicable federal, state, or local health care laws, each as amended, relating to the regulation of the Company and each Group Company, including but not limited to: the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301 et seq.), the Public Health Service Act (42 U.S.C. §§ 201 et seq.), the Controlled Substances Act, 21 U.S.C.A. § 801, Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395-1395lll (the Medicare statute), Title XIX of the Social Security Act, 42 U.S.C. §§ 1396-1396w-5 (the Medicaid statute); the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the criminal false statements law, 42 U.S.C. § 1320a-7b(a); the False Claims Act, 31 U.S.C. §§ 3729-3733; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the Civil Monetary Penalties Law, 42 U.S.C. §§ 1320a-7a; the Exclusions Law, 42 U.S.C. § 1320a 7; the Patient Protection and Affordable Care Act (Pub. L. 111−148), as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111−152); the Health Insurance Portability and Accountability Act, 42 U.S.C. §§ 1320d et seq., as amended by the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C. §§ 17921 et seq. and their implementing regulations (collectively, “HIPAA”); all similar federal, state or local laws that address the subject matter of the foregoing; all laws regarding the manufacture or distribution of pharmaceutical or medical device products; all laws regarding health record documentation or related record retention requirements; all health information privacy laws, including HIPAA; and all applicable implementing regulations, rules, ordinances and Orders related to any of the foregoing.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security (including, for the avoidance of doubt, the Company Convertible Notes), (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.

“Independent Designee” has the meaning set forth in Section 5.17(b).

“Initial Company Designee” has the meaning set forth in Section 5.17(c).

“Intellectual Property Rights” means all intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, whether patentable or not; (e) rights in or to Software or other technology; and (f) any other intellectual or similar proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.

“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.

“Investment Company Act” means the Investment Company Act of 1940.

“Investor Rights Agreement” has the meaning set forth in the recitals to this Agreement.

“Investor Subscription Agreements” has the meaning set forth in the recitals to this Agreement.

“Investors” has the meaning set forth in the recitals to this Agreement.

“IPO” has the meaning set forth in Section 8.18.

“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.

“Key Supporting Company Stockholders” has the meaning set forth in the recitals to this Agreement.

“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).

“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law, and, if applicable, fiduciary or similar duties), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.

“Leakage” means, without duplication, the aggregate amounts related to the following: (i) the payment of any bonuses, Change of Control Payments, or other sums conditional or relating to the transactions contemplated by this Agreement (for the avoidance of doubt, other than payment to auditors, legal counsel or institutional service providers, engaged by any of the Group Companies), (ii) the payment, or agreement to make any payment, to or for the benefit of, or the entering into any transaction or agreement with or for the benefit of, any holders of the Company’s Equity Securities or any of their Affiliates or Company Related Parties, (iii) the declaration of or authorization for, the making or payment of any dividend, distribution or return of capital (other than dividends and distributions by a wholly owned Subsidiary of the Company to the Company), (iv) bonuses, compensation or other similar payments to employees, independent contractors or other such service providers incurred in connection with the transactions contemplated by this Agreement, (v) the forgiveness or waiver of any Indebtedness or other obligation of a third party by the Company, (vi) transfers of assets or assumptions of liabilities not for fair market value and in the ordinary course of business, (vii) the entry into by the Company of any guaranty or indemnity relating to any third party’s obligations other than standard commercial indemnities in the ordinary course of business, other than (A) payments made in the ordinary course of business consistent with past practice and not accelerated, triggered, increased or enhanced as a result of the transactions contemplated hereby, and (B) payments required under the Contracts set forth on Section 1.1(b) of the Company Disclosure Schedules, in each case, as amended and in effect as of the date of this Agreement, and which payments are not accelerated, triggered, increased or enhanced as a result of the transactions contemplated hereby, and (viii) any Tax incurred in connection with the foregoing.

“Leased Real Property” has the meaning set forth in Section 3.18(b).

“Letter of Transmittal” means the letter of transmittal in a form mutually agreed by the Company and PCSC, and with such modifications, amendments or supplements as may be requested by the Exchange Agent and mutually agreed to by each of PCSC and the Company (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).

“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).

“Lookback Date” means January 1, 2022.

“Losses” means any and all losses, damages, liabilities, claims, costs, expenses, fines, penalties, judgments, awards, and settlements of every kind and nature whatsoever (including reasonable attorneys’ fees and expenses, costs of investigation, enforcement and mitigation)  incurred by a Party, whether or not such losses constitute lost profits, diminution in value, consequential, incidental, special, punitive or exemplary damages, and whether or not arising out of third-party claims.

“Marks” has the meaning set forth in the definition of Intellectual Property Rights.

“Material Contracts” has the meaning set forth in Section 3.7(a).

“Material Permits” has the meaning set forth in Section 3.6.

“Merger Sub I” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Sub II” has the meaning set forth in the introductory paragraph to this Agreement.

“Merger Subs” has the meaning set forth in the introductory paragraph to this Agreement.

“Mergers” has the meaning set forth in the recitals to this Agreement.

“Multiemployer Plan” has the meaning set forth in Section 3(37) or Section 4001(a)(3) of ERISA.

“Nasdaq” means the Nasdaq Capital Market.

“Nasdaq Proposal” has the meaning set forth in Section 5.8.

“Net Cash” means (i) the amount (if any, which must be a positive number greater than zero), by which the Company’s Cash and Cash Equivalents exceeds the sum of (a) the Company’s Indebtedness and (b) the Unpaid Company Expenses as of 12:01 a.m. (Eastern time) on the Closing Date, plus (ii) fifty percent (50%) of the HSR Act filing fee for the Mergers and fifty percent (50%) of any Transfer Taxes (in each case of this clause (ii), to the extent previously paid by the Company); provided that, in no event shall any amount constituting Leakage be included in subclause (a) or (b) of clause (i) of the preceding sentence.

“Non-Party Affiliate” has the meaning set forth in Section 8.13.

“Officers” has the meaning set forth in Section 5.17(a).

“Off-the-Shelf Software” means any Software that is made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $100,000 per license or an ongoing licensee fee of less than $50,000 per year.

“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.

“Other Class B Shareholders” means, collectively, Joseph Edelman, Adam Stone and Michael Altman.

“Other Company Designees” has the meaning set forth in Section 5.17(c).

“Other PCSC Shareholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of PCSC Shares entitled to vote thereon, whether in person or by proxy at the PCSC Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of PCSC and applicable Law.

“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.

“Parties” has the meaning set forth in the introductory paragraph to this Agreement.

“Patents” has the meaning set forth in the definition of Intellectual Property Rights.

“PCAOB” means the Public Company Accounting Oversight Board.

“PCSC” has the meaning set forth in the introductory paragraph to this Agreement.

“PCSC Acquisition Proposal” means (a) any transaction or series of related transactions under which PCSC or any of its controlled Affiliates, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in PCSC or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a PCSC Acquisition Proposal.

“PCSC Board” has the meaning set forth in the recitals to this Agreement.

“PCSC Board Recommendation” has the meaning set forth in Section 5.8.

“PCSC Bylaws” has the meaning set forth in Section 2.1(a).

“PCSC Certificate of Incorporation” has the meaning set forth in Section 2.1(a).

“PCSC Class A Shares” means the Class A ordinary shares of US$0.0001 par value per share of PCSC.

“PCSC Class B Shares” means the Class B ordinary shares of US$0.0001 par value per share of PCSC.

“PCSC D&O Persons” has the meaning set forth in Section 5.15(a).

“PCSC Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by PCSC on the date of this Agreement.

“PCSC Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a PCSC Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any PCSC Party and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any PCSC Party pursuant to this Agreement or any Ancillary Document. Notwithstanding the foregoing or anything to the contrary herein, PCSC Expenses shall not include any Company Expenses.

“PCSC Financial Statements” means all of the financial statements of PCSC included in the PCSC SEC Reports.

“PCSC Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6(a) and (b) (Capitalization of the PCSC Parties).

“PCSC Incentive Equity Plan” has the meaning set forth in Section 5.19.

“PCSC Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on the ability of any PCSC Party to consummate the Mergers in accordance with the terms of this Agreement; provided, however, that none of the following shall be taken into account in determining whether a PCSC Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any PCSC Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any PCSC Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any PCSC Shareholder Redemption, in and of itself and (viii) any change, event, effect or occurrence that is generally applicable to special purpose acquisition companies, except to the extent that any such change, event, effect or occurrence has or would reasonably be expected to have a disproportionate adverse effect on PCSC, relative to other similarly situated special purpose acquisition companies operating in the industries in which the PCSC Parties operate.

“PCSC Non-Party Affiliates” means, collectively, each PCSC Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any PCSC Related Party (other than, for the avoidance of doubt, any PCSC Party).

“PCSC Parties” means, collectively, PCSC and Merger Subs (and each, individually, a “PCSC Party”).

“PCSC Preference Shares” means the preference shares of US$0.0001 par value per share of PCSC.

“PCSC Related Party” has the meaning set forth in Section 4.9.

“PCSC Related Party Transactions” has the meaning set forth in Section 4.9.

“PCSC SEC Reports” has the meaning set forth in Section 4.7.

“PCSC Share Value” means $10.00.

“PCSC Shareholder Approval” means, collectively, the Required PCSC Shareholder Approval and the Other PCSC Shareholder Approval.

“PCSC Shareholder Redemption” means the redemption by PCSC of PCSC Class A Shares pursuant to the exercise of the right of the holders of PCSC Class A Shares to redeem all or a portion of their PCSC Class A Shares (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of PCSC.

“PCSC Shareholder Support Agreements” has the meaning set forth in the recitals to this Agreement.

“PCSC Shareholders Meeting” has the meaning set forth in Section 5.8.

“PCSC Shares” means (a) prior to the consummation of the Domestication, collectively, the PCSC Class A Shares, PCSC Class B Shares and PCSC Preference Shares and (b) from and after the consummation of the Domestication, shares of common stock, par value $0.0001 per share, of PCSC. Any reference to the PCSC Shares in this Agreement or any Ancillary Document shall be deemed to refer to clause (a) and/or clause (b) of this definition, as the context so requires.

“Perceptive PIPE Investor” has the meaning set forth in the recitals to this Agreement.

“Perceptive Shareholders” means, collectively, the Sponsor and the Perceptive PIPE Investor.

“Permits” means any approvals, authorizations, clearances, declarations of conformity, licenses, registrations, permits or certificates of a Governmental Entity.

“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet due and payable or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in non-material Intellectual Property Rights in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.

“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity or Governmental Entity.

“Personal Data” means any data or information relating to an identified natural person that is regulated by the Privacy Laws.

“PIPE Financing” has the meaning set forth in the recitals to this Agreement.

“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.

“PIPE Investors” has the meaning set forth in the recitals to this Agreement.

“Pre-Closing PCSC Holders” means the holders of PCSC Shares at any time prior to the Effective Time, together with their successors and assigns.

“Privacy and Data Security Policies” has the meaning set forth in Section 3.20(a).

“Privacy Laws” means Laws relating to the Processing or protection of Personal Data that apply to the Group Companies.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the total number of shares of Company Shares beneficially owned by such Company Stockholder immediately prior to the Effective Time, divided by (ii) the Fully-Diluted Shares.

“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.

“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Prospectus” has the meaning set forth in Section 8.18.

“Public Shareholders” has the meaning set forth in Section 8.18.

“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement that any Software using, linked with, incorporating, distributed with or derived from such Public Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.

“RA Capital Shareholders” has the meaning set forth in the recitals to this Agreement.

“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.

“Reference Time” means June 30, 2025.

“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of PCSC.

“Regulatory Permits” means all Permits granted by FDA or any comparable Governmental Entity to any Group Company, including investigational device exemptions, premarket approval applications, EC certificates, EC declarations of conformity, clinical trial authorizations and ethical reviews or their national or foreign equivalents.

“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.

“Required Company Financial Statements” means, collectively, (a) the Audited Financial Statements, (b) Unaudited Financial Statements and (c) each of the other financial statements or similar reports of the Group Companies required, as a result of the passage of time or otherwise, to be included in the Registration Statement / Proxy Statement or any other filings to be made by PCSC or the Group Companies with the SEC in connection with the transactions contemplated in this Agreement or any other Ancillary Document.

“Required PCSC Shareholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of PCSC Shares entitled to vote thereon, whether in person or by proxy at the PCSC Shareholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of PCSC and applicable Law.

“Required Governing Document Proposal” means the Governing Document Proposal solely to the extent related to the amendments to the Governing Documents of PCSC set forth on Annex C attached hereto.

“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Domestication Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the Required Governing Document Proposal.

“Requisite Company Preferred Majority” means the holders of a majority of the outstanding Company Preferred Shares, whose vote or prior written consent is required for the automatic conversion of the Company Preferred Shares into Company Common Shares pursuant to Article IV, Section 5.1 of the Company Certificate of Incorporation.

“Requisite Company Series C/D/E/F Majority” means the holders of a majority of the outstanding Company Series C Preferred Shares, Company Series D Preferred Shares, Company Series E Preferred Shares and Company Series F Preferred Shares, whose vote or prior written consent is required for the automatic conversion of the Company Preferred Shares into Company Common Shares pursuant to Article IV, Section 5.1 of the Company Certificate of Incorporation.

“Rollover Option” has the meaning set forth in Section 2.4(a).

“Rollover RSU Award” has the meaning set forth in Section 2.4(b).

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and His Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedules” means, collectively, the Company Disclosure Schedules and the PCSC Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning set forth in Section 2.1(c)(ii).

“Second Effective Time” has the meaning set forth in Section 2.1(c)(ii).

“Second Merger” has the meaning set forth in the recitals to this Agreement.

“Second Surviving Company” has the meaning set forth in Section 2.1(c)(i).

“Securities Act” means the U.S. Securities Act of 1933.

“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.

“Signing Filing” has the meaning set forth in Section 5.4(b).

“Signing Press Release” has the meaning set forth in Section 5.4(b).

“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.

“Specified Strategic Transactions” means, collectively, the transactions described on Section 1.1(a) of the Company Disclosure Schedule.

“Sponsor” has the meaning set forth in the recitals to this Agreement.

“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of Equity Securities entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.

“Surviving Company Share” has the meaning set forth in Section 2.1(b)(vi).

“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.

“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.

“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 7.1(d).

“Transaction Litigation” has the meaning set forth in Section 5.2(d).

“Transaction Proposals” has the meaning set forth in Section 5.8.

“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.

“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.14(a).

“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.

“Trust Agreement” has the meaning set forth in Section 4.8.

“Trustee” has the meaning set forth in Section 4.8.

“Unaudited Financial Statements” has the meaning set forth in Section 3.4(b).

“Unvested Company Equity Awards” means, collectively, the Unvested Company Options and the Unvested Company RSU Awards.

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.

“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.

“Unvested Company RSU Award” means each Company RSU Award outstanding as of immediately prior to the Effective Time that is not a Vested Company RSU Award.

“Unpaid PCSC Expenses” means, without duplication, (i) the PCSC Expenses that are unpaid as of immediately prior to the Closing, (ii) any amounts due to the underwriters of PCSC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement, (iii) the amount of any outstanding Indebtedness for borrowed money incurred by PCSC or its Subsidiaries from and after the date of this Agreement that is outstanding as of immediately prior to the Closing, and (iv) without duplication, any other unpaid amount of fees disclosed in Section 4.14 of PCSC Disclosure Schedules.

“Vested Company Equity Awards” means, collectively, the Vested Company Options and the Vested Company RSU Awards.

“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Mergers.

“Vested Company RSU Award” means each Company RSU Award outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Mergers.

“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.

“Willful Breach” means a material breach of this Agreement by a Party that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.

ARTICLE 2
MERGERS

Section 2.1         Closing Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:

(a)         Redemptions; Domestication. At least one (1) Business Day prior to the Closing Date, PCSC shall cause the Domestication to occur in accordance with Section 388 of the DGCL and Part 12 of the Companies Act (Revised) of the Cayman Islands, including by filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to PCSC and the Company, together with the PCSC Certificate of Incorporation and completing and making all filings required to be made with the Registrar of Companies of the Cayman Islands to effect the Domestication. The PCSC Shareholder Redemptions shall occur immediately prior to the consummation of the Domestication. In connection with (and as part of) the Domestication, PCSC shall cause (i) each PCSC Class A Share, PCSC Class B Share and PCSC Preference Share that is issued and outstanding immediately prior to the Domestication (for the avoidance of doubt, after effecting the PCSC Shareholder Redemptions) to be converted into one share of common stock, par value $0.0001 per share, of PCSC, (ii) the Governing Documents of PCSC to become the certificate of incorporation, substantially in the form attached hereto as Exhibit F (with such changes as may be agreed in writing by PCSC and the Company, the “PCSC Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit G (with such changes as may be agreed in writing by PCSC and the Company, the “PCSC Bylaws”) and (iii) PCSC’s name to be changed to “Freenome, Inc.”; provided, however, that in the case of clause (iii), each of the Parties acknowledges and agrees that each of the PCSC Certificate of Incorporation and the PCSC Bylaws shall be appropriately adjusted to give effect to any amendments to the Governing Documents of PCSC contemplated by the PCSC Certificate of Incorporation and the PCSC Bylaws that are not adopted and approved by the Pre-Closing PCSC Holders at the PCSC Shareholders Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of PCSC that are contemplated by the Required Governing Document Proposals); provided, further, that if such name is not available in Delaware or PCSC is otherwise unable to change its name to “Freenome, Inc.” in Delaware, it shall cause its name to be changed to such other name mutually agreed to by PCSC and the Company. PCSC and its Representatives shall give the Company and its pertinent Representatives a reasonable opportunity to review any applicable documents, certificates or filings in connection with the Domestication and will consider, in good faith, any comments thereto. Following the consummation of the Domestication and prior to the Closing, the board of directors of PCSC will resolve to ratify and approve such matters as may be required to effect the transactions contemplated by this Agreement and any such other matters as the Company and PCSC may mutually agree.

(b)         The First Merger.

(i)          On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub I shall merge with and into the Company at the Effective Time. Following the Effective Time, and as a result of the First Merger, the separate existence of Merger Sub I shall cease and the Company shall continue as the surviving company of the First Merger (the “First Surviving Company”), provided, that references to the Company for periods after the Effective Time until the Second Effective Time shall include the First Surviving Company.

(ii)          At the Closing, the Parties hereto shall cause the First Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, in a form reasonably satisfactory to the Company and PCSC (the “First Certificate of Merger”), to be executed and filed in accordance with the relevant provisions of the DGCL. The First Merger shall become effective on the date and time at which the First Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by PCSC and the Company and specified in the First Certificate of Merger (the time the First Merger becomes effective being referred to herein as the “Effective Time”).

(iii)         The First Merger shall have the effects set forth in this Agreement, the First Certificate of Merger, and Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the First Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub I shall become the debts, liabilities, obligations and duties of the First Surviving Company, in each case, in accordance with the DGCL, which shall include the assumption by the First Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub I and the Company to be performed after the Effective Time.

(iv)         At the Effective Time, the Governing Documents of Merger Sub I shall be the Governing Documents of the First Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(v)         At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the First Surviving Company, each to hold office in accordance with the Governing Documents of the First Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi)        At the Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into one share of common stock, par value $0.0001, of the First Surviving Company (each such share, a “First Surviving Company Share”).

(vii)       At the Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, each Company Share (other than the Company Shares canceled and extinguished pursuant to Section 2.1(b)(viii) and any Company Dissenting Shares) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of PCSC Shares equal to the Exchange Ratio. From and after the Effective Time, each Company Stockholder’s certificates (the “Certificates”), if any, evidencing ownership of the Company Shares and the Company Shares held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(viii)      At the Effective Time, by virtue of the First Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(ix)         For purposes of calculating the aggregate number of PCSC Shares issuable to each Company Stockholder pursuant to the terms of Section 2.1(b)(vii), all Company Shares held by such holder shall be aggregated, and the Exchange Ratio shall be applied to that aggregate number of shares held by such holder, and not on a share-by-share basis, and the number of PCSC Shares to be issued shall be rounded down to the nearest whole share.

(x)          If, between the date of this Agreement and the Closing, the outstanding PCSC Shares shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein which is based upon the number of PCSC Shares will be appropriately adjusted to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement; provided, however, that this Section 2.1(b)(x) shall not (A) be construed to permit PCSC, Merger Subs or the Company to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement, or (B) apply to the Domestication or any other transactions expressly contemplated by this Agreement or any Ancillary Document to the extent consummated in accordance with the terms contemplated by this Agreement and/or such Ancillary Document, as applicable.

(c)          The Second Merger.

(i)          On the terms and subject to the conditions set forth in this Agreement and in accordance with the relevant provisions of the DGCL and the Delaware Limited Liability Company Act (the “DLLCA”), immediately following the First Merger, the First Surviving Company shall merge with and into the Merger Sub II at the Second Effective Time. Following the Second Effective Time, and as a result of the Second Merger, the separate existence of First Surviving Company shall cease and the Merger Sub II shall continue as the surviving company of the Second Merger (the “Second Surviving Company”), provided, that references to the Company or the First Surviving Company for periods after the Second Effective Time shall include the Second Surviving Company.

(ii)          As soon as practicable following the Effective Time, but no later than one (1) Business Day following the Effective Time, the Parties hereto shall cause the Second Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger, in a form reasonably satisfactory to the Company and PCSC (the “Second Certificate of Merger”, together with the First Certificate of Merger, the “Certificates of Merger”), to be executed and filed in accordance with the relevant provisions of the DGCL and DLLCA. The Second Merger shall become effective on the date and time at which the Second Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by PCSC and the Company and specified in the Second Certificate of Merger (the time the Second Merger becomes effective being referred to herein as the “Second Effective Time”).

(iii)        The Second Merger shall have the effects set forth in this Agreement, the Second Certificate of Merger and the applicable provisions of the DGCL and DLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Second Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the First Surviving Company and Merger Sub II shall vest in the Second Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the First Surviving Company and Merger Sub II shall become the debts, liabilities, obligations and duties of the Second Surviving Company, in each case, in accordance with the DGCL and DLLCA, which shall include the assumption by the Second Surviving Company of any and all agreements, covenants, duties and obligations of Merger Sub II and the First Surviving Company to be performed after the Second Effective Time.

(iv)         At the Second Effective Time, the Governing Documents of Merger Sub II shall be the Governing Documents of the Second Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law, except that the name of the Second Surviving Company in such certificate of formation and operating agreement shall be amended to be “Freenome, LLC”.

(v)         At the Second Effective Time, the managers and officers of the Merger Sub II immediately prior to the Second Effective Time shall be the initial managers and officers of the Second Surviving Company, each to hold office in accordance with the Governing Documents of the Second Surviving Company until such manager’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(vi)        At the Second Effective Time, by virtue of the Second Merger and without any action on the part of any Party or any other Person, each First Surviving Company Share issued and outstanding immediately prior to the Second Effective Time shall be automatically canceled and extinguished and converted into one membership interest of Merger Sub II, with the rights as set forth in the operating agreement of the Second Surviving Company, and shall constitute the only outstanding membership interests of the Second Surviving Company.

Section 2.2        Closing of the Transactions Contemplated by this Agreement. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the fifth (5th) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the date upon which the Closing actually occurs is referred to herein as “Closing Date”) or at such other place, date and/or time as PCSC and the Company may agree in writing.

Section 2.3         Allocation Schedule. At least five (5) Business Days prior to the Closing Date, the Company shall deliver to PCSC an allocation schedule (the “Allocation Schedule”) setting forth (i) the number of Company Shares held by each Company Stockholder (including the number of Company Common Shares (x) issuable in connection with the exercise of the Company Warrants by each holder thereof, (y) if applicable, issuable after giving effect to the conversion of the Company Convertible Notes prior to the Closing or any conversion or exercise of any other Equity Securities of the Company issued and outstanding in connection with the Specified Strategic Transactions and (z) the Company Preferred Share Conversion pursuant to Section 2.4(c)), (ii) the number of Company Common Shares subject to each Company Equity Award held by each holder thereof, as well as whether each such Company Equity Award will be a Vested Company Equity Award or an Unvested Company Equity Award as of immediately prior to the Effective Time, and, in each case, the exercise price thereof, (iii) the number of PCSC Shares that will be subject to each Rollover Option and each Rollover RSU Award, and, in the case of each Rollover Option, the exercise price thereof at the Effective Time, (iv) the Adjusted Transaction Share Consideration, the Fully-Diluted Shares and the Exchange Ratio, (v) each Company Stockholder’s Pro Rata Share of the Adjusted Transaction Share Consideration (including, for the avoidance of doubt, in respect of any Company Shares that are issued upon exercise of the Company Warrants, upon the conversion of the Company Convertible Notes prior to the Closing (if applicable), upon the conversion or exercise of any other Equity Securities of the Company issued and outstanding in connection with the Specified Strategic Transactions (if applicable) and after giving effect to the Company Preferred Share Conversion pursuant to Section 2.4(d)), and (vi) a certification, duly executed by an authorized officer of the Company, that (a) the information and calculations delivered pursuant to clauses (i), (ii), (iii), (iv), and (v) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3 and (b) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.4(f) and Section 5.14(d). The Company will review any comments to the Allocation Schedule provided by PCSC or any of its Representatives and consider in good faith and incorporate any reasonable comments proposed by PCSC or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of PCSC Shares that each Company Stockholder will have a right to receive pursuant to Section 2.1(b)(vii) will be rounded down to the nearest whole share, (B) in no event shall the aggregate number of PCSC Shares set forth on the Allocation Schedule that are allocated in respect of the Equity Securities of the Company exceed the Adjusted Transaction Share Consideration, (C) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Stockholder Agreements, the Company Equity Plan or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 2.4(f) and Section 5.13(d)) and (D) the PCSC Parties and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Stockholders under this Agreement or under the Exchange Agent Agreement, as applicable.

Section 2.4         Treatment of Company Equity Awards, Company Warrants, Company Convertible Notes and Company Preferred Shares.

(a)         At the Effective Time, by virtue of the First Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(f)), each Company Option (whether a Vested Company Option or an Unvested Company Option) shall cease to represent the right to purchase Company Common Shares and shall be canceled in exchange for options to purchase PCSC Shares under the PCSC Incentive Equity Plan (each, a “Rollover Option”) in an amount equal to the product (rounded down to the nearest whole number) of (x) the number of Company Common Shares subject to such Company Option immediately prior to the Effective Time, multiplied by (y) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to the quotient of (i) the exercise price per share of such Company Option immediately prior to the Effective Time, divided by (ii) the Exchange Ratio; provided, however, that such conversion shall occur in a manner intended to comply with (A) the requirements of Section 409A of the Code and (B) in the case of any Rollover Option that is an incentive stock option, the requirements of Section 424 of the Code. Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, except for (i) as provided above in this Section 2.4(a), or (ii) terms (A) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could become exercisable subject to the options) or (B) to the extent they conflict with the PCSC Incentive Equity Plan and (iii) such other immaterial administrative or ministerial changes as the PCSC Board (or the compensation committee of the PCSC Board) may determine in good faith are appropriate to effectuate the administration of the Rollover Options.

(b)       At the Effective Time, by virtue of the First Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(f)), each Company RSU Award (whether a Vested Company RSU Award or an Unvested Company RSU Award) shall cease to have any rights in respect of the Company Common Shares and shall be canceled in exchange for a restricted stock unit award under the PCSC Incentive Equity Plan (each, a “Rollover RSU Award”) that settles in a number of PCSC Shares (rounded down to the nearest whole share) in an amount and subject to such terms and conditions, in each case, as set forth on the Allocation Schedule. Each Rollover RSU Award shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company RSU Award immediately prior to the Effective Time, except for (i) terms (A) rendered inoperative by reason of the transactions contemplated by this Agreement (including any anti-dilution or other similar provisions that adjust the number of underlying shares that could vest subject to the restricted stock unit award) or (B) to the extent they conflict with the PCSC Incentive Equity Plan and (ii) such other immaterial administrative or ministerial changes as the PCSC Board (or the compensation committee of the PCSC Board) may determine in good faith are appropriate to effectuate the administration of the Rollover RSU Awards.

(c)        Unless the Company Convertible Notes have been converted in full in accordance with its terms prior to the Effective Time, the Company shall take all actions necessary to cause the Company Convertible Notes to be assumed by PCSC in accordance with the terms of the Company Convertible Notes and to remain outstanding in accordance with their terms.

(d)       On the Closing Date, prior to the Effective Time, the Company shall cause each Company Preferred Share that is issued and outstanding immediately prior to the Effective Time to be automatically converted into and become a number of Company Common Shares in accordance with the terms of Article IV, Section 5.1 of the Company Certificate of Incorporation (the “Company Preferred Share Conversion”), and each such Company Preferred Share shall no longer be issued and outstanding and shall automatically be canceled, extinguished, retired and shall cease to exist, and each holder of Company Preferred Shares shall thereafter cease to have any rights with respect to such Company Preferred Shares, other than, for the avoidance of doubt, with respect to the Company Common Shares into which such Company Preferred Shares have been converted and then as expressly provided herein.

(e)        At the Effective Time, all Company Equity Plans shall terminate and all Company Equity Awards (whether vested or unvested) shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder thereof shall cease to have any rights with respect thereto or under the Company Equity Plans, except as otherwise expressly provided for in this Section 2.4.

(f)         Prior to the Closing, the Company shall take, or cause to be taken, all necessary or appropriate actions under (i) the Company Equity Plans or under the underlying grant, award or similar agreement with respect to any Company Equity Awards, (ii) the Company Warrant Agreements in connection with or as a result of the exercise of any Company Warrants (if any) and any Warrant Cancellation Agreements, (iii) the Company Convertible Notes and any other Equity Securities of the Company issued and outstanding in connection with the Specified Strategic Transactions and (iv) otherwise, to give effect to the provisions of this Section 2.4.

Section 2.5         Deliverables.

(a)        As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, PCSC shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed that Continental Stock Transfer & Trust Company (or any of its Affiliates) shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement (the “Exchange Agent Agreement”) with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Common Shares and each Company Share held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Adjusted Transaction Share Consideration issuable in respect of such Company Shares pursuant to Section 2.1(b)(vii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then PCSC and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), PCSC shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of PCSC and the Company shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed). The Company shall reasonably cooperate with PCSC and the Exchange Agent in connection with the appointment of the Exchange Agent, the entry into the Exchange Agent Agreement and the covenants and agreements set forth in this Section 2.5 (including the provision of any information, or the entry into any agreements or documentation, necessary or advisable in connection with any of the foregoing or otherwise required by the Exchange Agent Agreement for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby).

(b)        At least three (3) Business Days prior to the Closing Date, if required by the Exchange Agent, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a Letter of Transmittal.

(c)        At least five (5) Business Days prior to the Closing Date, the Company shall deliver to PCSC a statement certified by the Company’s chief executive officer (the “Estimated Closing Statement”) setting forth a good faith calculation of the Company’s estimate of (i) the amount of any Leakage during the period between the Reference Time and the Effective Time and (ii) the amount, if any, by which Net Cash at the Effective Time exceeds Net Cash at the Reference Time, and the resulting Adjusted Equity Value as of the Closing Date based on such estimates, in reasonable detail including for each component thereof and other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Estimated Closing Statement to PCSC, if requested by PCSC, the Company will meet with PCSC to review and discuss the Estimated Closing Statement and the Company will consider in good faith PCSC’s comments to the Estimated Closing Statement and make any appropriate adjustments to the Estimated Closing Statement prior to the Closing, which adjusted Estimated Closing Statement, as mutually approved by the Company and PCSC, both acting reasonably and in good faith, shall thereafter become the Estimated Closing Statement for all purposes of this Agreement. The Estimated Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.

(d)       At the Effective Time, PCSC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.5 through the Exchange Agent, evidence of PCSC Shares in book-entry form representing the Adjusted Transaction Share Consideration issuable pursuant to Section 2.1(b)(vii), calculated according to the Adjusted Equity Value set forth in the Estimated Closing Statement, in exchange for the Company Shares outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Adjusted Transaction Share Consideration issuable pursuant to Section 2.1(b)(vii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund.”

(e)        Each Company Stockholder whose Company Shares have been converted into the right to receive a portion of the Adjusted Transaction Share Consideration pursuant to Section 2.1(b)(vii) (including each Company Share issued in connection with or as a result of the exercise of Company Warrants (if applicable), the conversion of the Company Convertible Notes prior to the Closing  (if applicable) and the Company Preferred Share Conversion pursuant to Section 2.4(d)) shall be entitled to receive the portion of the Adjusted Transaction Share Consideration to which he, she or it is entitled on the date on which such Company Stockholder delivers to the Exchange Agent (i) a surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal), and (ii) in the case of Company Common Shares held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal).

(f)          If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.5(e) (i) at least one (1) Business Day prior to the Closing Date, then PCSC and the Company shall take all necessary actions to cause the applicable portion of the Adjusted Transaction Share Consideration to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one (1) Business Day prior to the Closing Date, then PCSC and the Company (or the Surviving Company) shall take all necessary actions to cause the applicable portion of the Adjusted Transaction Share Consideration to be issued to the Company Stockholder in book-entry form within two (2) Business Days after such delivery.

(g)         If any portion of the Adjusted Transaction Share Consideration is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Share in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Adjusted Transaction Share Consideration that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Share in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.

(h)         No interest will be paid or accrued on the Adjusted Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each Company Share (other than, for the avoidance of doubt, the Company Shares canceled and extinguished pursuant to Section 2.1(b)(viii) or any Company Dissenting Shares) shall solely represent the right to receive a portion of the Adjusted Transaction Share Consideration to which such Company Share is entitled to receive pursuant to Section 2.1(b)(vii).

(i)          At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares that were outstanding immediately prior to the Effective Time.

(j)         Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to PCSC or as otherwise instructed by PCSC, and any Company Stockholder who has not exchanged his, her or its Company Shares for the applicable portion of the Adjusted Transaction Share Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to PCSC for the issuance of the applicable portion of the Adjusted Transaction Share Consideration, without any interest thereon. None of PCSC, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any portion of the Adjusted Transaction Share Consideration remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of PCSC free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.6        Company Dissenting Shares. Notwithstanding anything to the contrary herein, any Company Shares for which a Company Stockholder (a) has not voted in favor of the Mergers or consented to it in writing and (b) has demanded the appraisal of such Company Shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, such shareholders, the “Company Dissenting Shareholders”, and such shares, the “Company Dissenting Shares”) shall not be converted into the right to receive the Adjusted Transaction Share Consideration pursuant to Section 2.1(b)(vii). From and after the Effective Time, (i) the Company Dissenting Shares shall be canceled and extinguished and shall cease to exist and (ii) the Company Dissenting Shareholders shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of PCSC, the First Surviving Company, the Second Surviving Company or any of its Affiliates (including PCSC); provided that if any Company Dissenting Shareholder effectively withdraws or loses such appraisal rights (whether through failure to perfect such appraisal rights or otherwise), then the Company Shares held by such Company Dissenting Shareholder (A) shall no longer be deemed to be Company Dissenting Shares and (B) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the Adjusted Transaction Share Consideration pursuant to Section 2.1(b)(vii) upon delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal) and the surrender of the applicable documents and other deliverables set forth in Section 2.5(e). Each Company Dissenting Shareholder who becomes entitled to payment for his, her or its Company Dissenting Shares pursuant to the DGCL shall receive payment thereof from the Company in accordance with the DGCL. The Company shall give prompt notice of any written demands for appraisal of any Company Share, attempted withdrawals of such demands and any other documents or instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and PCSC shall, at its sole cost and expense, have the opportunity to participate in, but not control, all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of PCSC (which consent shall not be unreasonably withheld, conditioned, or delayed), settle, or make any payment, or deliver any consideration, with respect to, any such demand.

Section 2.7        Withholding. PCSC, the Group Companies and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the PCSC Parties, in each case, as of the date of this Agreement and as of the Closing Date, as follows:

Section 3.1          Organization and Qualification.

(a)        Each Group Company is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of organization, incorporation or formation (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(b)        True and complete copies of the Governing Documents of the Company and each of the Company Stockholder Agreements has been made available to PCSC, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Stockholder Agreements are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or the Company Stockholder Agreements.

(c)        Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.

Section 3.2         Capitalization of the Group Companies.

(a)        Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof, (iii) with respect to each Company Equity Award, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions), and (iv) with respect to each Company Warrant, (A) the date of grant and (B) any applicable exercise or similar price. All of the Equity Securities of the Company (including each Company Share issued or issuable in connection with or as a result of the Company Preferred Share Conversion) have been duly authorized and validly issued. All of the outstanding Company Shares are fully paid and non-assessable. The Equity Securities of the Company (including each Company Share issued or issuable in connection with or as a result of the Company Preferred Share Conversion) (1) were not issued in violation of the Governing Documents of the Company, the Company Stockholder Agreements or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in all material respects in compliance with applicable Law, including Securities Laws. Except for the Company Options, Company RSU Awards and Company Warrants set forth on Section 3.2(a) of the Company Disclosure Schedules or the Company Options or Company RSU Awards either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company.

(b)         The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholder Agreements). Except for the Company Stockholder Agreements, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.

(c)         Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, restricted stock units, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company. There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which holders of Company Shares may vote.

(d)        Except as set forth (i) on Section 3.2(d) of the Company Disclosure Schedules and (ii) in the Company Stockholder Agreements, there are no voting trusts, proxies or other Contracts with respect to the voting or transfer of the Company’s Equity Securities between the Company and any other Person.

(e)        None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies are a partner or member of any partnership, limited liability company or joint venture.

(f)          Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.

(g)        Section 3.2(g) of the Company Disclosure Schedules sets forth a list of all Change of Control Payments of the Group Companies.

(h)        Other than the Company Convertible Notes, there are no debt instruments outstanding convertible into or otherwise entitling the holder thereof to any of the Company’s Equity Securities.

Section 3.3          Authority.

(a)       The Company has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Written Consent (including the approval of the Requisite Company Preferred Majority and Requisite Company Series C/D/E/F Majority with respect to the Company Preferred Share Conversion), the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party, the performance of the Company’s obligations hereby and thereby and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or is contemplated to be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with their respective terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). The Company Stockholder Written Consent is the only vote of the holders of any class or series of capital stock of the Company required to approve and adopt this Agreement, the Ancillary Documents to which the Company is or is contemplated to be a party, the performance of the Company’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby (including the Mergers).

(b)        The Company Strategic Transaction Committee was formed on August 3, 2023. At a meeting duly called and held, prior to the execution of this Agreement, the Company Strategic Transaction Committee unanimously and duly adopted resolutions (a) determining that entry into this Agreement and the other Ancillary Documents to which the Company is party, and the consummation of the transactions contemplated hereby and thereby, including the Mergers, are advisable and fair to, and in the best interest of, the Company and the Company Stockholders, (b) recommending to the Company Board that it approve this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (c) resolving to make the Company Strategic Transaction Committee Recommendation, which resolutions have not been subsequently withdrawn or modified in a manner adverse to PCSC or Merger Subs.

(c)       Thereafter, the Company Board, acting upon the recommendation of the Company Strategic Transaction Committee, unanimously and duly adopted resolutions (a) determining that entry into this Agreement and the other Ancillary Documents to which the Company is party, and the consummation of the transactions contemplated hereby and thereby, including the Mergers, are advisable and fair to, and in the best interest of, the Company and its stockholders, (b) approving this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (c) directing that this Agreement be submitted to the Company Stockholders entitled to vote thereon for adoption thereby and resolving to make the Company Board Recommendation, which resolutions have not been subsequently withdrawn or modified in a manner adverse to PCSC or Merger Subs.

Section 3.4         Financial Statements; Undisclosed Liabilities.

(a)       The Company has made available to PCSC a true and complete copy of the audited consolidated balance sheets of the Group Companies as of December 31, 2023 and December 31, 2024 and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended, which are attached as Section 3.4(a) of the Company Disclosure Schedules (the “Audited Financial Statements”). The Audited Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (C) in the case of the Financial Statements described in clause (i) of the preceding sentence, were audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditors, (D) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable), and (E) were prepared from and accurately reflect the books and records of the Group Companies.

(b)        The unaudited consolidated balance sheets of the Group Companies as of June 30, 2025 (the “Latest Balance Sheet”) and June 30, 2024 and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each the six (6)-month periods then ended (the “Unaudited Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.18, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be specifically indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable), and (iv) will be prepared from and accurately reflect the books and records of the Group Companies.

(c)         Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the date of the Latest Balance Sheet (none of which are Liabilities directly or indirectly related to a breach of Contract, breach of warranty, tort, infringement, Proceeding or violation of, or non-compliance with, Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

(d)         The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance (i) that all transactions are executed in accordance with management’s authorization, (ii) that all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Group Company’s properties or assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.

(e)        Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, since the Lookback Date, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.

Section 3.5         Consents and Requisite Governmental Approvals; No Violations.

(a)         No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) the filing of the Certificates of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect. The Company is its own ultimate parent entity (as such term is defined in the HSR Act).

(b)         None of the execution or delivery by the Company of this Agreement or any Ancillary Documents to which it is or will be a party, the performance by the Company of its obligations hereunder or thereunder, or the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Material Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.

Section 3.6        Permits. Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, (i) each Material Permit is in full force and effect in accordance with its terms and (ii) no written notice of suspension, limitation, revocation, cancellation, modification or termination of any Material Permit has been received by the Group Companies.

Section 3.7         Material Contracts.

(a)         Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which a Group Company is a party as of the date of this Agreement, excluding any Employee Benefit Plan (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):

(i)           any Contract relating to Indebtedness for borrowed money of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;

(ii)         any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;

(iii)        any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;

(iv)         (A) any joint venture or partnership Contract, (B) any profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the Contract and (C) any Contract with respect to material Company Licensed Intellectual Property (other than Off-the-Shelf Software);

(v)          any (A) In-bound License or (B) any Out-bound License;

(vi)         any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of PCSC or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer, in each case, in any material respect or that would so limit or purports to limit in any material respect, PCSC or any of its Affiliates after the Closing;

(vii)        any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $2,000,000 annually or (B) $5,000,000 over the life of the agreement;

(viii)      any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $2,000,000;

(ix)         any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;

(x)          any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;

(xi)       any Contract with any Person (A) pursuant to which any Group Company (or PCSC or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property Rights;

(xii)        any Contract (A) governing the terms of, or otherwise related to, the employment, engagement or services of any current director, manager, officer, employee, individual independent contractor or other service provider of a Group Company who are key to the success to the Group Company, or (B) providing for any Change of Control Payment of the type described in clause (a) of the definition thereof;

(xiii)      any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;

(xiv)       any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or PCSC or any of its Affiliates after the Closing); and

(xv)        any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $2,000,000 or (B) aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.

(b)        (i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparties thereto, and is in full force and effect and enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, the counterparties thereto, (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract and (iii) no event has occurred that (with or without due notice or lapse of time or both) would result in a material breach of, or default under, any Material Contract by the applicable Group Company or, to the Company’s knowledge, the counterparties thereto. The Company has made available to PCSC true and complete copies of all Material Contracts in effect as of the date hereof (other than purchase orders, invoices, and similar confirmatory or administrative documents that are ancillary to the main contractual relationship between the parties to a particular Contract or group of Contracts and that, in each case, do not contain any material executory or continuing terms, conditions, obligations or rights).

Section 3.8        Absence of Changes. During the period beginning on January 1, 2025 and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of PCSC if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(iv)(A), Section 5.1(b)(viii), Section 5.1(b)(xi), Section 5.1(b)(xiv) or Section 5.1(b)(xv).

Section 3.9        Litigation. There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. As of the date hereof, there are no material Proceedings by a Group Company pending against any other Person.

Section 3.10       Compliance with Applicable Law. Each Group Company (a) conducts (and since the Lookback Date has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications or, to the Company’s knowledge, any other communications from a Governmental Entity that alleges that such Group Company is not in compliance with any Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.11       Employee Plans.

(a)        Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction). With respect to each material Employee Benefit Plan, the Group Companies have provided PCSC with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered.

(b)         No Group Company has any Liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any material Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage or for not more than one (1) month following a termination of employment pursuant to the terms of an Employee Benefit Plan in effect as of the date hereof and set forth in Section 3.11(a) of the Company Disclosure Schedules. No Group Company has any material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(c)       Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service, and to the Company’s knowledge there are no circumstances that could reasonably be expected to result in a revocation of such letter. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.

(d)        As of the date of this Agreement, there are no pending or, to the Company’s knowledge, threatened in writing claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(e)        The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not materially (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.

(f)        No amount that could be received (whether in cash or property or the vesting of property) by any “disqualified individual” of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.

(g)        The Group Companies have no material obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.

(h)       Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued. No Group Company has ever been a participating employer of a defined benefit or final salary pension scheme in the United Kingdom, including without limitation, party to any guarantee, indemnity, arrangement or agreement of any kind relating to the funding of any defined benefit scheme or which could give rise to any payment or contribution liability or any other liability of any kind to or in relation to any defined benefit or final salary pension scheme.

Section 3.12       Environmental Matters. Except as would not have a Company Material Adverse Effect:

(a)        None of the Group Companies have received any written communication or, to the Company’s knowledge, other communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.

(b)        There is (and since the Lookback Date there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to Environmental Laws.

(c)        There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.

The Group Companies have made available to PCSC copies of all environmental assessments, audits and reports and all other material environmental, health and safety documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.

Section 3.13       Intellectual Property.

(a)       Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) Company Licensed Intellectual Property and (iii) material unregistered Marks and Copyrights owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property and Registered Intellectual Property comprising the Company Licensed Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.

(b)       As of the date of this Agreement, all necessary fees and filings with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Registered Intellectual Property in full force and effect. As of the date of this Agreement, no issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property Rights has been canceled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. As of the date of this Agreement there are no material Proceedings pending, including litigations, interference, re-examination, inter partes review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.

(c)        A Group Company exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property free and clear of all Liens or obligations to others (other than Permitted Liens). A Group Company has valid and enforceable rights under all Company Licensed Intellectual Property free and clear of all Liens (other than Permitted Liens). For all Patents owned by the Group Companies, each inventor on the Patent has assigned their rights to a Group Company. No Group Company has (i) transferred ownership of any material Company Owned Intellectual Property to any other Person, (ii) granted any exclusive license with respect to any material Company Owned Intellectual Property or material Company Licensed Intellectual Property to any other Person or (iii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis.

(d)        Section 3.13(d) of the Company Disclosure Schedules sets forth a list of all current Contracts pursuant to which a Group Company (i) is granted a license, covenant not to sue, assert, or enforce, option, right of purchase or first or last refusal, or other right in or to any Company Licensed Intellectual Property (each, an “In-bound License”) or (ii) grants to any third party a license, covenant not to sue, assert, or enforce, option, right of purchase or first or last refusal, or other right in or to or under any Company Owned Intellectual Property or Company Licensed Intellectual Property (each, an “Out-bound License”), provided that, (x) In-bound Licenses shall not include (and Section 3.13(d)(i) of the Company Disclosure Schedule may exclude) (A) licenses to Off-the-Shelf Software, (B) licenses to Public Software, (C) non-disclosure agreements and (D) Contracts under which a non-exclusive license is granted to a Group Company that is incidental to the receipt of services or deliverables and (y) Out-bound Licenses shall not include (and Section 3.13(d)(ii) of the Company Disclosure Schedule may exclude) Contracts under which a non-exclusive license is granted by a Group Company that is incidental to the receipt of services or deliverables.

(e)        The Company Owned Intellectual Property and the Company Licensed Intellectual Property constitutes (i) all of the Intellectual Property Rights used or held for use by the Group Companies in the operation of their respective businesses, and (ii) to the Company’s knowledge, all Intellectual Property Rights necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects. The Company Registered Intellectual Property and the Company Licensed Intellectual Property, to the knowledge of the Company, is valid, subsisting and enforceable, and, to the Company’s knowledge, all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(f)        To the knowledge of the Company, (i) the Company Registered Intellectual Property and the Registered Intellectual Property comprising the Company Licensed Intellectual Property are valid, subsisting and enforceable, and(ii) all of the Group Companies’ rights in and to the Company Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable (in each case, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(g)        Each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.

(h)       None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(i)         To the Company’s knowledge, neither the conduct of the business of the Group Companies nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(j)        Since December 31, 2018, there is no Proceeding pending nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.

(k)        To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect. Since December 31, 2018, no Group Company has made any written claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.

(l)          To the Company’s knowledge, each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.

(m)       Section 3.13(k) of the Company Disclosure Schedules sets forth all material Public Software that is incorporated or embedded in any proprietary Software of a Group Company by any Group Company as of the date of this Agreement. No Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements, in each case, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.14       Labor Matters.

(a)       The Company is in material compliance with all applicable Laws respecting employment, employment practices, terms and conditions of employment, worker classification, prohibited discrimination, equal employment opportunities, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages and hours (including overtime wages), compensation and hours of work. Since the incorporation of the Company, (i) none of the Group Companies (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (ii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies. The Company is not a party to a conciliation agreement, consent decree or other agreement or Order with any federal, state, or local agency or governmental authority with respect to employment practices. The services provided by each current employee are terminable at the will of the Company and any such termination would result in no liability to the Company. The Company has no material Liability, or to the knowledge of the Company, threats or claims of material liability, with respect to any misclassification of: (1) any independent contractor rather than as an employee, (2) any employee leased from another employer, or (3) any employee currently or formerly classified as exempt from overtime wages.

(b)        Since the incorporation of the Company, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.

(c)        No Group Company is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group nor to the knowledge of the Company is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since December 31, 2018, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company.

(d)       No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred within the past six (6) months or is currently contemplated, planned or announced. No Group Companies are aware that any of their employees or contractors intend to terminate their employment with any Group Company.

(e)        No allegations of discrimination, sexual harassment, sexual misconduct or retaliation while employed by, or providing services to, the Company have been made against any employee (in their capacity as such), and the Company has not entered into any settlement agreement or conducted any investigation related to allegations of discrimination, sexual harassment, sexual misconduct or retaliation by or regarding any employee or other representative of the Company (in their capacity as such). To the extent required by applicable Law, the Company has established and distributed to its employees a policy against harassment and a complaint procedure, and it has required all current employees, independent contractors and advisors to undergo anti-harassment training.

Section 3.15      Insurance. Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement, and true and complete copies of all such policies have been made available to PCSC. As of the date of this Agreement, no claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

Section 3.16       Tax Matters.

(a)        Each Group Company has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.

(b)       Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(c)        No Group Company is currently the subject of a Tax audit or examination with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed in each case with respect to material Taxes.

(d)        No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business.

(e)         No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.

(f)         No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)          There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.

(h)        During the two (2)-year period ending on the date of this Agreement, no Group Company was a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.

(i)         No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).

(j)         No written claims have ever been made by any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction, which claims have not been resolved or withdrawn.

(k)         No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.

(l)          Each Group Company is tax resident only in its jurisdiction of formation.

(m)        No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n)         No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date of any PCSC Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment.

Section 3.17        Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.

Section 3.18       Real and Personal Property.

(a)         Owned Real Property. No Group Company owns any real property.

(b)        Leased Real Property. Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to PCSC. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and, to the Company’s knowledge, no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default under any Real Property Lease or would permit termination of, or a material modification or acceleration thereof, by any counterparty to any Real Property Lease. The Group Companies’ possession and quiet enjoyment of the Leased Real Property under any Real Property Lease has not been materially disturbed, and to the Company’s knowledge there are no material disputes with respect to any Real Property Lease. Except as set forth in Section 3.18(b) of the Company Disclosure Schedules, as of the date hereof, no Group Company has (i) subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof; or (ii) collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein.

(c)        Personal Property. Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.

(d)        Assets. Immediately after the Effective Time, the assets (which, for the avoidance of doubt, shall include any assets held pursuant to valid leasehold interest, license or other similar interests or right to use any assets) of the Group Companies will constitute all of the assets necessary to conduct the Business immediately after the Closing in materially the same manner (for the Group Companies, taken as a whole) as it is conducted on the date of this Agreement, except as would not have a Company Material Adverse Effect.

Section 3.19       Transactions with Affiliates. Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder of Company Equity Awards’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a supplier, vendor, partner, customer, lessor or other material business relation of any Group Company, (C) is a supplier, vendor, (D) owes any material amount to, or is owed any material amount by, any Group Company (other than accrued compensation, employee benefits, employee or director expense reimbursement, in each case, in the ordinary course of business or pursuant to any transaction entered into after the date of this Agreement that is either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.

Section 3.20       Data Privacy and Security.

(a)         Each Group Company has implemented written policies relating to the Processing of Personal Data as and to the extent required by applicable Law (“Privacy and Data Security Policies”).

(b)        The Company has not received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; or (iii) any other Governmental Entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company (A) is in violation of any applicable Privacy Laws or (B) is in violation of any Privacy and Data Security Policies.

(c)        Since the incorporation of the Company, (i) there has been no unauthorized access, use or disclosure of Personal Data in the possession or control of any Group Company; (ii) there have been no security breaches; and (iii) there have been no unauthorized intrusions or breaches of security into any Group Company systems, except, in the case of clauses (i) and (ii), as would not have a Company Material Adverse Effect.

(d)         Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted.

Section 3.21       Compliance with International Trade & Anti-Corruption Laws.

(a)         None of the Group Companies, any of their respective officers, directors, or employees or, to the Company’s knowledge, any of their other Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since April 24, 2019, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or ordinarily resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, Cuba, Iran, North Korea, and the Crimea, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic regions of Ukraine, collectively, “Sanctioned Countries”); (iii) an entity 50% or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) - (iii) or any Sanctioned Country in violation of Sanctions and Export Control Laws; or (v) otherwise engaged in any direct or indirect transactions or dealings in violation of Sanctions and Export Control Laws.

(b)        In the past five (5) years, none of the Group Companies, any of their respective officers, directors, or employees or, to the Company’s knowledge, any of their other Representatives, or any other Persons (in each case, while acting for or on behalf of any of the foregoing) has, directly or indirectly, (i) made, offered, promised, paid, solicited, requested, or received any unlawful bribes, kickbacks or other similar payments or anything of value to or from any Person, including any government official, (ii) made or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, solicited, authorized, promised or paid any improper payment or anything of value under any Anti-Corruption Laws.

Section 3.22       Information Supplied

. None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing PCSC Holders or at the time of the PCSC Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 3.23       Regulatory Compliance.

(a)         Each of the Group Companies has all Regulatory Permits that are necessary for it to conduct its business as currently conducted. The Group Companies are in compliance in all material respects with all Regulatory Permits, and to the knowledge of the Company, no event, circumstance or state of facts has occurred which (with or without due notice or lapse of time or both) would reasonably be expected to result in the failure of a Group Company to be in compliance in all material respects with the terms of any such Regulatory Permit. To the knowledge of the Company, (i) no Governmental Entity is considering limiting, suspending or revoking any Regulatory Permit and (ii) each third party that is a manufacturer, contractor or agent for the Group Companies is in compliance in all material respects with all Regulatory Permits required by all applicable Healthcare Laws insofar as they reasonably pertain to the Company Products.

(b)         All Company Products are being developed, tested, investigated, manufactured, prepared, packaged, labeled and distributed in compliance in all material respects with the applicable requirements and Laws of the FDA and any comparable Governmental Entity.

(c)        To the knowledge of the Company, the clinical trials conducted by or on behalf of the Group Companies are being and have been conducted in all material respects in accordance with all applicable clinical trial protocols, informed consents and applicable requirements and Laws of the FDA and any comparable Governmental Entity.

(d)        No Company Products have been seized, withdrawn, recalled, detained or subject to a suspension (other than in the ordinary course of business) of research, manufacturing or distribution. As of the date of this Agreement, no Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, revocation, suspension, import detention or seizure of any Company Product are pending or, to the Company’s knowledge, threatened in writing against the Group Companies, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.

(e)        Neither the Group Companies, any of its directors, managers, officers, employees, nor to the knowledge of the Company, any individual independent contractors, including clinical trial investigators, coordinators, or monitors (i) have been excluded or debarred from any federal healthcare program (including Medicare or Medicaid) and/or any other healthcare program or reimbursement agreement or (ii) have received notice from the FDA, any other Governmental Entity and/or any health insurance institution with respect to debarment, disqualification or restriction. None of the Group Companies, their officers, directors, employees, nor to the knowledge of the Company, any agents or contractors have been convicted of any crime or engaged in any conduct for which (A) debarment is mandated or permitted by 21 U.S.C. § 335a or (B) such Person could be excluded from participating in the federal healthcare programs under Section 1128 of the Social Security Act or any similar law. To the knowledge of the Company, no officer, employee or agent of any Group Company has (x) made any untrue statement of material fact or fraudulent statement to the FDA or any other Governmental Entity; (y) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity; or (z) committed an act, made a statement or failed to make a statement that would reasonably be expected to provide the basis for the FDA or any other Governmental Entity to refuse to grant a Regulatory Permit for any Company Product.

(f)         There have been no Proceedings or Orders, and no such Proceedings are pending or, to the Company’s knowledge, threatened in writing against any Group Company related to compliance with Healthcare Laws, product liability for the Company Products or the Group Company’s services. To the Company’s knowledge, the Group Companies do not have any Liability for failure to comply with any Healthcare Laws.

Section 3.24       Investigation; No Other Representations.

(a)        The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the PCSC Parties and (ii) it has been furnished with or given access to such documents and information about the PCSC Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)       In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any PCSC Party, any PCSC Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the PCSC Parties, any PCSC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.25   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY PCSC PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY PCSC PARTY, OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY PCSC PARTY OR PCSC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY PCSC PARTY OR PCSC NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE PCSC PARTIES

Subject to Section 8.8, except (a) as set forth on the PCSC Disclosure Schedules, or (b) except as set forth in any PCSC SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each PCSC Party, jointly and not severally, hereby represents and warrants to the Company, in each case, as of the date of this Agreement and as of the Closing Date, as follows:

Section 4.1        Organization and Qualification. Each PCSC Party is an exempted company, corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).

Section 4.2         Authority.

(a)         Subject to the receipt of the PCSC Shareholder Approval:

(i)          each PCSC Party has the requisite exempted company, corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby;

(ii)         the execution and delivery of this Agreement, the Ancillary Documents to which a PCSC Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary exempted company, corporate, limited liability company or other similar action on the part of such PCSC Party; and

(iii)        this Agreement has been and each Ancillary Document to which a PCSC Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such PCSC Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such PCSC Party (assuming this Agreement has been and the Ancillary Documents to which such PCSC Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such PCSC Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(b)         The PCSC Special Committee was formed on August 6, 2025. At a meeting duly called and held, prior to the execution of this Agreement, the PCSC Special Committee unanimously and duly adopted resolutions (a) determining that entry into this Agreement and the other Ancillary Documents to which PCSC is party, and the consummation of the transactions contemplated hereby and thereby, including the Mergers, are advisable and fair to, and in the best interest of, PCSC and its shareholders, (b) recommending to the PCSC Board that it approve this Agreement, such other Ancillary Documents and the consummation of the transactions contemplated hereby and thereby, including the Mergers, and (c) resolving to make the PCSC Special Committee Recommendation, which resolutions have not been subsequently withdrawn or modified in a manner adverse to the Company.

Section 4.3         Consents and Requisite Governmental Approvals; No Violations.

(a)         No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a PCSC Party with respect to such PCSC Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by hereby or thereby, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit the PCSC Shares to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iv) such filings and approvals required in connection with the Domestication, the PCSC Certificate of Incorporation and the PCSC Bylaws, (v) the filing of the Certificates of Merger, (vi) the approvals and consents to be obtained by Merger Subs pursuant to Section 5.9, (vii) the PCSC Shareholder Approval or (viii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a PCSC Material Adverse Effect.

(b)         Subject to the receipt of the PCSC Shareholder Approval, none of execution or delivery by a PCSC Party of this Agreement or any Ancillary Document to which it is or will be a party, the performance by a PCSC Party of its obligations hereunder or thereunder or the consummation by a PCSC Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in a violation or breach of any provision of the Governing Documents of a PCSC Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a PCSC Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such PCSC Party or any of its properties or assets are subject or bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) or Equity Securities of a PCSC Party, except in the case of any of clauses (ii) through (iv) above, as would not have a PCSC Material Adverse Effect.

Section 4.4         Brokers. Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the PCSC Disclosure Schedules (which fees shall be the sole responsibility of the PCSC, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any PCSC Party or any of its Affiliates for which a PCSC Party has any obligation.

Section 4.5        Information Supplied. None of the information supplied or to be supplied by or on behalf of either PCSC Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing PCSC Holders or at the time of the PCSC Shareholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, notwithstanding the foregoing provisions of this Section 4.5, no representation or warranty is made by any PCSC Party with respect to information or statements made or incorporated by reference in the Registration Statement / Proxy Statement that were not supplied by or on behalf of the PCSC Parties for use therein.

Section 4.6         Capitalization of the PCSC Parties.

(a)       Section 4.6(a) of the PCSC Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding PCSC Shares prior to the consummation of the Domestication. All outstanding Equity Securities of PCSC (except to the extent such concepts are not applicable under the applicable Law of PCSC’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) prior to the consummation of the Domestication have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (x) were not issued in violation of the Governing Documents of PCSC, (y) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of PCSC) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person and (z) have been offered, sold and issued in compliance with applicable Law, including Securities Laws, in each case under clause (y) and (x), in all material respects. Except for the PCSC Shares set forth on Section 4.6(a) of the PCSC Disclosure Schedules (taking into account, for the avoidance of doubt, any changes or adjustments to the PCSC Shares as a result of, or to give effect to, the Domestication), immediately prior to Closing and before giving effect to the PIPE Financing and assuming that no PCSC Shareholder Redemptions are effected, there shall be no other Equity Securities of PCSC issued and outstanding.

(b)        Immediately after the Effective Time, (i) the authorized share capital of PCSC will consist of 1,010,000,000 PCSC Shares and 10,000,000 shares of preferred stock, par value $0.0001 per share and (ii) all of the issued and outstanding PCSC Shares (A) will be duly authorized, validly issued, fully paid and non-assessable, (B) will have been issued in compliance in all material respects with applicable Law and (C) will not have been issued in breach or violation of any preemptive rights or Contract to which PCSC is a party or bound.

(c)        Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise either permitted pursuant to Section 5.13 or issued, granted or entered into, as applicable, in accordance with Section 5.13, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts, in each case, that could require PCSC to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of PCSC.

(d)        The Equity Securities of Merger Subs outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and non-assessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Subs are a party or bound. All of the outstanding Equity Securities of Merger Subs are owned directly by PCSC free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Governing Documents of Merger Subs). As of the date of this Agreement, PCSC has no Subsidiaries other than Merger Subs and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Subs.

Section 4.7          SEC Filings. PCSC has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “PCSC SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional PCSC SEC Reports”). Each of the PCSC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied and each of the Additional PCSC SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply, in all material respects with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the PCSC SEC Reports or the Additional PCSC SEC Reports (for purposes of the Additional PCSC SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the PCSC SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional PCSC SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the PCSC SEC Reports.

Section 4.8       Trust Account. As of the date of this Agreement, PCSC has an amount in cash in the Trust Account equal to at least $91,600,439.76. The funds held in the Trust Account are (a) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations or in cash and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of June 13, 2024 (the “Trust Agreement”), between PCSC and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the PCSC SEC Reports to be inaccurate in any material respect or, to PCSC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing PCSC Holders who shall have elected to redeem their PCSC Shares pursuant to the Governing Documents of PCSC or in connection with an amendment thereof to extend PCSC’s deadline to consummate a business combination or (iii) if PCSC fails to complete a business combination within the allotted time period set forth in the Governing Documents of PCSC and liquidates the Trust Account, subject to the terms of the Trust Agreement, PCSC (in limited amounts to permit PCSC to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of PCSC) and then the Pre-Closing PCSC Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of PCSC and the Trust Agreement. PCSC has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of PCSC, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since June 13, 2024, PCSC has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing PCSC Holders who have elected to redeem their PCSC Shares pursuant to the Governing Documents of PCSC or in connection with an amendment thereof to extend PCSC’s deadline to consummate a business combination, each in accordance with the terms of and as set forth in the Trust Agreement, PCSC shall have no further obligation under either the Trust Agreement or the Governing Documents of PCSC to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.

Section 4.9          Transactions with Affiliates. Section 4.9 of the PCSC Disclosure Schedules sets forth all Contracts between (a) PCSC, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of either PCSC or the Sponsor, on the other hand (each Person identified in this clause (b), a “PCSC Related Party”), other than (i) Contracts with respect to a PCSC Related Party’s employment with, or the provision of services to, PCSC entered into in the ordinary course of business (including benefit plans, indemnification arrangements and other ordinary course compensation) and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.11 or entered into in accordance with Section 5.11. Except as set forth on Section 4.9 of the PCSC Disclosure Schedules or as either permitted pursuant to Section 5.11 or entered into in accordance with Section 5.11, no PCSC Related Party (A) owns any interest in any material asset used in the business of PCSC, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of PCSC or (C) owes any material amount to, or is owed material any amount by, PCSC. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “PCSC Related Party Transactions”.

Section 4.10       Litigation. As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to PCSC’s knowledge, threatened against or involving any PCSC Party that, if adversely decided or resolved, would be material to the PCSC Parties, taken as a whole. As of the date of this Agreement, none of the PCSC Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any PCSC Party pending against any other Person.

Section 4.11        Compliance with Applicable Law. Each PCSC Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a PCSC Material Adverse Effect.

Section 4.12       Business Activities.

(a)         Since its incorporation, PCSC has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business or similar combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in this Agreement or the Ancillary Documents, there is no Contract binding upon any PCSC Party or to which any PCSC Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).

(b)        Merger Subs were organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.

Section 4.13        Internal Controls; Listing; Financial Statements.

(a)        Except as is not required in reliance on exemptions from various reporting requirements by virtue of PCSC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) PCSC has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of PCSC’s financial reporting and the preparation of PCSC’s financial statements for external purposes in accordance with GAAP and (ii) PCSC has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to PCSC is made known to PCSC’s principal executive officer and principal financial officer by others within PCSC.

(b)         PCSC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)         Since its initial public offering, PCSC has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding PCSC Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of PCSC, threatened against PCSC by Nasdaq or the SEC with respect to any intention by such entity to deregister PCSC Class A Shares or prohibit or terminate the listing of PCSC Class A Shares on Nasdaq. PCSC has not taken any action that is designed to terminate the registration of PCSC Class A Shares under the Exchange Act.

(d)        The PCSC SEC Reports contain true and complete copies of the applicable PCSC Financial Statements. The PCSC Financial Statements (i) fairly present in all material respects the financial position of PCSC as at the respective dates thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods indicated (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of notes thereto), (iii) in the case of the audited PCSC Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).

(e)         PCSC has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for PCSC’s and its Subsidiaries’ assets. PCSC maintains and, for all periods covered by the PCSC Financial Statements, has maintained books and records of PCSC in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of PCSC in all material respects.

(f)         Since its incorporation, PCSC has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of PCSC to PCSC’s knowledge, (ii) a “material weakness” in the internal controls over financial reporting of PCSC to PCSC’s knowledge or (iii) fraud, whether or not material, that involves management or other employees of PCSC who have a significant role in the internal controls over financial reporting of PCSC.

Section 4.14      No Undisclosed Liabilities. Except for the Liabilities (a) set forth in Section 4.14 of the PCSC Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the PCSC Disclosure Schedules), (c) incurred in connection with or incident or related to a PCSC Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.11(d) or incurred in accordance with Section 5.11(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the PCSC Financial Statements included in the PCSC SEC Reports, none of the PCSC Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.

Section 4.15        Tax Matters.

(a)         PCSC has prepared and filed all income and other material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and PCSC has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.

(b)       PCSC has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third party.

(c)         PCSC is not currently the subject of a Tax audit or examination with respect to material taxes. PCSC has not been informed in writing of the commencement or anticipated commencement of any Tax audit or examination that has not been resolved or completed, in each case with respect to material Taxes.

(d)        PCSC has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.

(e)        No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any PCSC Party which agreement or ruling would be effective after the Closing Date.

(f)         None of the PCSC Parties is and none of the PCSC Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).

(g)         Each PCSC Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.

(h)        None of the PCSC Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment. To the knowledge of PCSC, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or related to any act or omission occurring after the signing date by a Group Company or a Company Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Mergers or the Domestication from qualifying for the Intended Tax Treatment.

Section 4.16        Investigation; No Other Representations.

(a)         Each PCSC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.

(b)          In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each PCSC Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each PCSC Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.17       Compliance with International Trade & Anti-Corruption Laws.

(a)       Since April 24, 2019, neither PCSC nor, to PCSC’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or ordinarily resident in a Sanctioned Country; (iii) an entity 50% or more owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) - (iii) or any Sanctioned Country in violation of Sanctions and Export Control Laws; or (v) otherwise engaged in any direct or indirect transactions or dealings in violation of Sanctions and Export Control Laws.

(b)       In the past five (5) years, neither PCSC nor, to PCSC’s knowledge, any of their Representatives, or any other Persons (in each case, while acting for or on behalf of any of the foregoing) has, directly or indirectly, (i) made, offered, promised, paid, solicited, requested, or received any unlawful bribes, kickbacks or other similar payments or anything of value to or from any Person, including any government official, (ii) made or paid any unlawful contributions to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, solicited, requested, authorized, promised or paid any improper payment or anything of value under any Anti-Corruption Laws.

Section 4.18       Fairness Opinion. The PCSC Special Committee has received the opinion of Scalar, LLC to the effect that, as of the date of such opinion and subject to the assumptions, limitations, qualifications and other conditions contained therein, the Adjusted Transaction Share Consideration to be delivered to the Company Stockholders pursuant to this Agreement is fair, from a financial point of view, to the holders of PCSC Class A Shares (other than the Company, the Sponsor, the Key Supporting Company Stockholders, holders of PCSC Class A Shares who elect to effect the PCSC Shareholder Redemption and the PIPE Investors) and PCSC.

Section 4.19      EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE PCSC PARTIES, ANY PCSC NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH PCSC PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY PCSC PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY PCSC PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH PCSC PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY PCSC PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY PCSC PARTY, ANY PCSC NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5
COVENANTS

Section 5.1         Conduct of Business of the Company.

(a)         From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by PCSC (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed (provided, that PCSC shall be deemed to have consented in writing if it provides no acknowledgment of receipt within five (5) Business Days after the Company has made a request for such consent in writing), and that the authorized representatives of PCSC for purposes of this Section 5.1 are listed on Section 5.1 of PCSC Disclosure Schedules), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.

(b)        Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by PCSC (which consent shall not be unreasonably conditioned, withheld or delayed), not do any of the following:

(i)          declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase or redeem any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;

(ii)         (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;

(iii)         adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents, the Company Stockholder Agreements;

(iv)        (A) sell, assign, abandon, lease, exclusively license or otherwise dispose of any material assets or properties of the Group Companies, other than inventory or obsolete equipment in the ordinary course of business, or (B) subject any material assets or properties of the Group Companies to any Lien (other than any Permitted Liens);

(v)          transfer, issue, sell, grant or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of Company Common Shares upon (i) the exercise or conversion of any Company Options or Company RSU Awards outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement, (ii) the conversion or exercise of any Company Warrants outstanding as of the date of this Agreement in accordance with the terms of this Agreement and the Company Warrant Agreements, (iii) the conversion of any of the Company Convertible Notes in accordance with its terms (if applicable) and (iv) the conversion of Company Preferred Shares outstanding as of the date of this Agreement in connection with the Company Preferred Share Conversion;

(vi)         incur, create or assume any Indebtedness, other than ordinary course trade payables, or guarantee any Liability of any Person;

(vii)        make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries, and (B) the reimbursement of expenses of employees or advancements in the ordinary course of business;

(viii)      except (x) as required under the terms of any Employee Benefit Plan of any Group Company that is set forth on the Section 3.11(a) of the Company Disclosure Schedules or (y) in the ordinary course of business consistent with past practice (it being understood and agreed, for the avoidance of doubt, that in no event shall the exception in this clause (y) be deemed or construed as permitting any Group Company to take any action that is not permitted by any other provision of this Section 5.1(b)), (A) amend or modify in any material respect, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment or benefit, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company or (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;

(ix)        make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(x)          enter into any settlement, conciliation or similar Contract the performance of which would involve the payment by the Group Companies in excess of $2,500,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or PCSC or any of its Affiliates after the Closing);

(xi)        authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction (other than, for the avoidance of doubt, the transactions expressly contemplated by this Agreement) involving any Group Company;

(xii)        change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;

(xiii)      enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement or any Ancillary Document;

(xiv)      make any Change of Control Payment that is not set forth on Section 3.11(a) of the Company Disclosure Schedules or make any payment with respect to a Company Related Party Transaction that is not set forth on Section 5.1(b)(xiv) of the Company Disclosure Schedule;

(xv)       (A) amend, modify or terminate any Material Contract outside the ordinary course of business, (B) waive any material benefit or right under any Material Contract, or (C) enter into any Contract that would constitute a Material Contract had such Contract been effective prior to the date of this Agreement; or

(xvi)       enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.

Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give PCSC, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing.

Section 5.2         Efforts to Consummate; Litigation.

(a)         Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party is contemplated to be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the Subscription Agreements and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, PCSC)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents and the Company shall pay the HSR Act filing fee for the Mergers, excluding any filing fees related to the PIPE Financing or each Company Stockholder’s Pro Rata Share of the Adjusted Transaction Share Consideration. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within fifteen (15) Business Days) following the date of this Agreement, provided that, in the event the Federal Trade Commission and/or the U.S. Department of Justice is closed and not accepting such filings under the HSR Act (a “Government Closure”), such days shall be extended day-for-day, for each Business Day the Government Closure is in effect, and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. PCSC shall promptly inform the Company of any communication between any PCSC Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform PCSC of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of PCSC and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with PCSC’s and the Company’s prior written consent.

(b)        From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the PCSC Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any PCSC Party) or PCSC (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents; provided that documents and information provided to the other Party pursuant to this paragraph (i) may be redacted (A) to remove references to valuation of the Company, (B) to comply with contractual arrangements or (C) to preserve legal privilege and/or (ii) may be designated as “outside counsel only,” in which case such documents and information shall be provided only to outside counsel and consultants retained by such counsel. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any PCSC Party, the Company, or, in the case of the Company, PCSC in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any PCSC Party, the Company, or, in the case of the Company, PCSC, the opportunity to attend and participate in such meeting or discussion.

(c)        From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, PCSC shall not acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets or equity interests of, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could be expected to (x) impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (y) increase the risk of any Governmental entity entering a governmental Order prohibiting the consummation of the transactions contemplated by this Agreement, or (z) materially delay the consummation of the transactions contemplated by this Agreement.

(d)        From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, PCSC, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of PCSC, any of the PCSC Parties or any of their respective Representatives (in their capacity as a representative of an PCSC Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of an PCSC Party). PCSC and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of PCSC, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided however, that in no event shall the Company, any other Group Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of PCSC (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for PCSC to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each PCSC Party and Representative that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by any PCSC Party or Representative thereof or would otherwise constitute an Liability of PCSC or (y) any non-monetary, injunctive, equitable or similar relief against any PCSC Party or (C) contains an admission of wrongdoing or Liability by an PCSC Party or any of its Representatives). Without limiting the generality of the foregoing, in no event shall PCSC, any of the PCSC Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.

Section 5.3         Confidentiality and Access to Information.

(a)       The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained in this Agreement or such Ancillary Document, as applicable, shall govern and control to the extent of such conflict.

(b)       From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to PCSC and its Representatives during normal business hours reasonable access to the directors, officers, books and records and properties of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies) for the purpose of consummating the Mergers. Notwithstanding the foregoing, none of the Group Companies shall be required to provide, or cause to be provided, to PCSC or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any PCSC Party, any PCSC Non-Party Affiliate or any of their respect Representatives, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.

(c)        From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, PCSC shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the PCSC Parties (in a manner so as to not interfere with the normal business operations of the PCSC Parties). Notwithstanding the foregoing, PCSC shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any PCSC Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally binding obligation of any PCSC Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any PCSC Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), PCSC shall use, and shall cause the other PCSC Parties to use, reasonable best efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if an PCSC Party or the Sponsor or any of their respective Representatives, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation or other Proceeding and such information is reasonably pertinent thereto; provided that PCSC shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis unless such written notice is prohibited by applicable Law or Order.

Section 5.4         Public Announcements.

(a)        Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and PCSC or, after the Closing, PCSC; provided, however, that each Party, the Sponsor and their respective Representatives may make any such announcement or other communication (i) if such press release, announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Person shall, to the extent permitted by applicable Law use reasonable best efforts to consult with the Company, if the disclosing Person is a PCSC Party, the Sponsor, or PCSC, if the disclosing party is the Company or any of its Representatives, and give the Company or PCSC, as applicable, the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, or (B) after the Closing, the disclosing Person and/or its Representatives, as applicable, shall, to the extent permitted by applicable Law, use reasonable best efforts to consult with PCSC and give PCSC the opportunity to review such announcement or communication and comment thereon and the disclosing Person shall consider such comments in good faith, (ii) to the extent such press release, announcement or other communication contains only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby. Notwithstanding anything to the contrary in this Section 5.4 or otherwise in this Agreement, the Parties agree that the Perceptive Shareholders and their respective Representatives may provide general information about the subject matter of this Agreement and the transactions contemplated hereby to any direct or indirect current or prospective investor or in connection with normal fund raising or related marketing or informational or reporting activities.

(b)        The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and PCSC prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, PCSC shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and PCSC shall consider such comments in good faith. The Company, on the one hand, and PCSC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or PCSC, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date (or such other date as may be mutually agreed to in writing by the Company and PCSC prior to the Closing), the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), PCSC shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws, which Closing Filing shall be mutually agreed upon by the Company and PCSC prior to the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or PCSC, as applicable). In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.

Section 5.5         Tax Matters.

(a)         Tax Treatment.

(i)          The Parties intend that the Domestication shall constitute a transaction treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and the Parties shall (and shall cause its respective Affiliates to) use reasonable best efforts to cause it to so qualify. The Parties intend that the Mergers, taken together, shall be treated as an integrated transaction that qualifies as a “reorganization” within the meaning of Section 368 of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code.

(ii)          PCSC and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede, (A) the Mergers qualifying for the Intended Tax Treatment, and (B) in the case of PCSC, the Domestication qualifying for the Intended Tax Treatment.

(iii)          If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, PCSC and the Company shall deliver to Cooley LLP and Goodwin Procter LLP, respectively, customary Tax representation letters satisfactory to its counsel, dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Cooley LLP shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Domestication and, if required, Goodwin Procter LLP shall furnish an opinion, subject to customary assumptions and limitations, to the effect that the Intended Tax Treatment should apply to the Mergers.

(b)        Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other Party’s request) the provision (with the right to make copies) of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and making available to the Pre-Closing PCSC Holders information reasonably necessary to compute any income of any such holder (or its direct or indirect owners) arising (i) if applicable, as a result of PCSC’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period ending on or prior to the Closing, including timely providing (A) a PFIC Annual Information Statement to enable such holders to make a “Qualifying Electing Fund” election under Section 1295 of the Code for such taxable period, and (B) information to enable applicable holders to report their allocable share of “subpart F” income under Section 951 of the Code for such taxable period and (ii) under Section 367(b) of the Code and the Treasury Regulations promulgated thereunder as a result of the Domestication.

(c)         PCSC Taxable Year. The Parties agree to treat the taxable year of PCSC as ending on the date of the Domestication for U.S. federal income tax purposes.

(d)        Transfer Taxes. Any transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes (including any penalties and interest) that become payable in connection with or by reason of the execution of this Agreement and the transactions set forth herein (collectively, “Transfer Taxes”) shall be borne and paid by the Company.

Section 5.6         Exclusive Dealing.

(a)        From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, induce, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify PCSC promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep PCSC reasonably informed on a current basis of any modifications to such offer or information.

(b)        From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the PCSC Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, induce, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) that constitutes, or that could reasonably be expected to lead to a PCSC Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a PCSC Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding an PCSC Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any PCSC Party (or any Affiliate or successor of any PCSC Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. PCSC agrees to (A) notify the Company promptly upon receipt of any PCSC Acquisition Proposal by any PCSC Party, and to describe the material terms and conditions of any such PCSC Acquisition Proposal in reasonable detail (including the identity of any person or entity making such PCSC Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.

Section 5.7         Preparation of Registration Statement / Proxy Statement. The Company shall promptly provide to PCSC such information concerning the Company and the Company Stockholders as is either required by the federal securities laws or reasonably requested by PCSC for inclusion in the Registration Statement / Proxy Statement. As promptly as practicable after the receipt by PCSC from the Company of all such information, including the Required Company Financial Statements, PCSC and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either PCSC or the Company, as applicable), and PCSC shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement / prospectus of PCSC which will be included therein and which will be used for the PCSC Shareholders Meeting to adopt and approve the Transaction Proposals, provide its applicable shareholders with the opportunity to elect to effect the PCSC Shareholder Redemption, and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by PCSC’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and Nasdaq). Each of PCSC and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the others of, reasonably cooperate with each other with respect to, mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either of PCSC or the Company, as applicable) and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. PCSC, on the one hand, and the Company, on the other hand, shall use reasonable best efforts to promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for inclusion in any other statement, filing, notice or application made by or on behalf of PCSC to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including using reasonable best efforts to deliver customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any PCSC Party, the Company, or, in the case of the Company, PCSC, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of PCSC, the Company, or, in the case of the Company, PCSC (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) PCSC shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing PCSC Holders. PCSC shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of PCSC Shares for offering or sale in any jurisdiction, and PCSC and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.8         PCSC Shareholder Approval. As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, PCSC shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold an extraordinary general meeting of its shareholders (the “PCSC Shareholders Meeting”) in accordance with the Governing Documents of PCSC, for the purposes of obtaining the PCSC Shareholder Approval and, if applicable, any approvals related thereto and providing its shareholders with the opportunity to elect to effect a PCSC Shareholder Redemption. PCSC shall, through unanimous approval of its board of directors, recommend to its shareholders (the “PCSC Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Mergers) (the “Business Combination Proposal”); (ii) the adoption and the approval, by the holders of the PCSC Class B Shares, of the Domestication (the “Domestication Proposal”); (iii) the adoption and approval of the issuance of the PCSC Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements (the “Nasdaq Proposal”); (iv) the adoption and approval, by the holders of the PCSC Class B Shares, of the amendments to the Governing Documents of PCSC contemplated by the PCSC Certificate of Incorporation and the PCSC Bylaws (the “Governing Document Proposal”); (v) the adoption and approval of the PCSC Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (vi) the adoption and approval of the PCSC Employee Stock Purchase Plan (the “ESPP Proposal”); (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (viii) the adoption and approval of each other proposal reasonably agreed to by PCSC and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (ix) the adoption and approval of a proposal for the adjournment of the PCSC Shareholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (ix) together, the “Transaction Proposals”); provided that PCSC may adjourn the PCSC Shareholders Meeting (A) with consent of the PCSC Shareholders Meeting, to solicit additional proxies for the purpose of obtaining the PCSC Shareholder Approval, (B) for the absence of a quorum, (C) with consent of the PCSC Shareholders Meeting, to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that PCSC has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing PCSC Holders prior to the PCSC Shareholders Meeting or (D) with consent of the PCSC Shareholders Meeting, if the holders of PCSC Class A Shares have elected to redeem a number of PCSC Class A Shares as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(d) not being satisfied; provided that, without the consent of the Company, in no event shall PCSC adjourn the PCSC Shareholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The PCSC recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, PCSC covenants that none of the PCSC Board or PCSC nor any committee of the PCSC Board shall withdraw or modify, or propose publicly or by formal action of the PCSC Board, any committee of the PCSC Board or PCSC to withdraw or modify, in a manner adverse to the Company, the PCSC Board Recommendation or any other recommendation by the PCSC Board or PCSC of the proposals set forth in the Registration Statement / Proxy Statement.

Section 5.9         Merger Sub I Shareholder Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, PCSC, as the sole shareholder of Merger Sub I, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub I is or will be a party and the transactions contemplated hereby and thereby (including the First Merger).

Section 5.10      Merger Sub II Member Approval. As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, PCSC, as the sole member of Merger Sub II, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub II is or will be a party and the transactions contemplated hereby and thereby (including the Second Merger).

Section 5.11        Conduct of Business of PCSC. From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, PCSC shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the Domestication, the PCSC Shareholder Redemptions or the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the PCSC Disclosure Schedules or as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed, it being agreed that the Company shall be deemed to have consented in writing if it provides no acknowledgment of receipt within five (5) Business Days after PCSC has made a request for such consent in writing and that the authorized representatives of the Company for purposes of this Section 5.11 are listed on Section 5.11 of Company Disclosure Schedules), do any of the following:

(a)         adopt any amendments, supplements, restatements or modifications to the Trust Agreement or the Governing Documents of any PCSC Party or any of its Subsidiaries (other than in relation to an Extension, as defined in this Section 5.11);

(b)        declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of PCSC or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of PCSC or any of its Subsidiaries, as applicable;

(c)         split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

(d)         incur, create or assume any Indebtedness or other Liability;

(e)         make any loans or advances to, or capital contributions in, any other Person, other than to, or in, PCSC or any of its Subsidiaries;

(f)         issue any Equity Securities or grant any additional options, warrants or stock appreciation rights with respect to its Equity Securities;

(g)        enter into, renew, modify or revise any PCSC Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a PCSC Related Party Transaction);

(h)       engage in activities or business, other than any activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial in nature;

(i)          make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j)         authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

(k)        enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or

(l)         enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.11.

Notwithstanding anything in this Section 5.11 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any PCSC Party, (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any PCSC Party from using the funds held by PCSC outside the Trust Account to pay any PCSC Expenses or PCSC Liabilities or from otherwise distributing or paying over any funds held by PCSC outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing and (iii) nothing set forth in this Agreement shall prohibit or restrict PCSC from extending one or more times, in accordance with its Governing Documents the deadline by which it must complete its business combination (“Extension”).

Section 5.12      Nasdaq Listing. PCSC shall use its reasonable best efforts to cause: (a) PCSC’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved: (b) PCSC to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (c) the PCSC Shares issuable in accordance with this Agreement, including the Domestication and the Mergers, to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

Section 5.13       Trust Account. Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, PCSC shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Shareholders of PCSC pursuant to the PCSC Shareholder Redemptions, (B) pay the amounts due to the underwriters of PCSC’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to PCSC in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 5.14       Transaction Support Agreements; Company Stockholder Approval.

(a)         As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to PCSC the Transaction Support Agreements duly executed by each Key Supporting Company Stockholder. From and after the Transaction Support Agreement Deadline, the Company shall use its reasonable best efforts to obtain an executed Transaction Support Agreement from each of the other Company Stockholder who have not executed such documents as of the Transaction Support Agreement Deadline. The Company shall timely provide to the Company Stockholders all advance notices required to be given to such Company Stockholders in connection with this Agreement, the Mergers and the transactions contemplated by this Agreement under the Company’s Governing Documents or other applicable Contracts and under applicable Law (or otherwise obtain waivers with respect to the same).

(b)       As promptly as reasonably practicable (and in any event within two (2) Business Days) following the date on which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to PCSC a true and correct copy of the adoption and approval of this Agreement and the transactions contemplated hereby by the Company Stockholders acting by written consent in lieu of a meeting (in form and substance reasonably satisfactory to PCSC) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Mergers and the Company Preferred Share Conversion) that is duly executed by the Company Stockholders that hold at least (i) the requisite number of issued and outstanding Company Shares required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company Stockholder Agreements, (ii) the Requisite Company Preferred Majority, and (iii) the Requisite Company Series C/D/E/F Majority (clauses (i), (ii) and (iii), collectively, the “Company Stockholder Written Consent”). The Company, through the unanimous approval of the Company Board, including the approval of the Company Strategic Transaction Committee, shall recommend to the holders of Company Shares the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Mergers and the Company Preferred Share Conversion) (the “Company Board Recommendation”).

(c)       Promptly following the receipt of the Company Stockholder Written Consent, and in any event within five (5) Business Days thereof, the Company shall prepare and deliver to each Company Stockholder who has not executed and delivered the Company Stockholder Written Consent an information statement, in form and substance required under the DGCL in connection with the Mergers and otherwise reasonably satisfactory to PCSC, which information statement shall include (i) copies of this Agreement and the Registration Statement / Proxy Statement, (ii) the Company Board Recommendation, (iii) a description of any dissenters’ rights of the Company Stockholders available under Section 262 of the DGCL and any other disclosure with respect to dissenters’ rights required by applicable Law and (iv) in accordance with the requirements of Section 228(e) of the DGCL, notice to any Company Stockholder who has not executed and delivered the Company Stockholder Written Consent of the corporate action by those Company Stockholders who did execute the Company Stockholder Written Consent. Prior to the Effective Time, the Company shall use commercially reasonable efforts to obtain a written consent from each Company Stockholder who has not previously delivered the Company Stockholder Written Consent in respect of such Company Stockholder’s approval and adoption of this Agreement, the Ancillary Documents to which the Company is or will be a party, the transactions contemplated hereby and thereby (including the Mergers).

(d)        PCSC may not modify or waive any provisions of an Investor Subscription Agreement without the prior written consent of the Company; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of an Investor Subscription Agreement shall not require the prior written consent of the Company. Subject to the immediately preceding sentence, PCSC shall use its reasonable best efforts, and the Company shall use its reasonable best efforts to cooperate with it, (a) to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Investor Subscription Agreements on or prior to the Closing on the terms described therein, and (b) to satisfy on a timely basis all conditions and covenants applicable to PCSC in the Investor Subscription Agreements and otherwise comply with its obligations thereunder and to enforce the rights of PCSC under the Investor Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) PCSC the applicable purchase price under each PIPE Investor’s applicable Investor Subscription Agreement in accordance with its terms. As promptly as practicable after PCSC acquires knowledge thereof, PCSC shall give the Company written notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Investor Subscription Agreement known to PCSC; (ii) of the receipt of any written notice or other written communication from any party to any Investor Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Investor Subscription Agreement or any provisions of any Investor Subscription Agreement; or (iii) if PCSC does not expect to receive all or any portion of the PIPE Investment on the terms, in the manner or from the sources contemplated by the Investor Subscription Agreements.

(e)        As promptly as reasonably practicable (and in any event prior to the earlier of (x) the time at which the Company delivers the Allocation Schedule to PCSC pursuant to Section 2.3 or (y) the time at which the Company is required to deliver to the Allocation Schedule to PCSC pursuant to Section 2.3), the Company shall either (i) obtain and deliver to PCSC a true and correct copy of a written consent (in form and substance reasonably satisfactory to PCSC) approving the Allocation Schedule (and calculations and determinations therein) that is duly executed by the Company Stockholders holding the requisite number of Company Shares required to approve such matter in accordance with the DGCL, the Company’s Governing Documents, the Company Stockholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares or (ii) amend or otherwise modify, or cause to be amended or otherwise modified, the Governing Documents of the Company, the Company Stockholders Agreement and each other Contract to which the Company is a party or bound that governs or otherwise relates to the Company Shares, in each case, solely to the extent necessary for the Allocation Schedule (and the calculations and determinations therein) to comply with clause (C) of Section 2.3 and otherwise in a form and substance reasonably satisfactory to PCSC.

(f)         The Company may not amend, modify or waive any provisions of a Transaction Support Agreement without the prior written consent of PCSC.

Section 5.15       PCSC Indemnification; Directors’ and Officers’ Insurance.

(a)        Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each PCSC Party, as provided in the applicable PCSC Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) PCSC will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, PCSC shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable PCSC Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the PCSC Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any PCSC Party (the “PCSC D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such PCSC D&O Person was a director or officer of any PCSC Party on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)        PCSC shall not have any obligation under this Section 5.15 to any PCSC D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such PCSC D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)         For a period of six (6) years following the Effective Time, PCSC shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are covered by any comparable insurance policies of the PCSC Parties in effect as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby than) the coverage provided under PCSC’s directors’ and officers’ liability insurance policies in effect as of the date of this Agreement; provided that PCSC shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by PCSC prior to the date of this Agreement and, in such event, PCSC shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by PCSC prior to the date of this Agreement.

(d)        If PCSC or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of PCSC shall assume all of the obligations set forth in this Section 5.15.

(e)        The PCSC D&O Persons entitled to the indemnification, expense reimbursement, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of PCSC.

Section 5.16       Company Indemnification; Directors’ and Officers’ Insurance.

(a)        Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) PCSC will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, PCSC shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified following the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company on or prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.

(b)        None of PCSC or the Group Companies shall have any obligation under this Section 5.16 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.

(c)         The Company shall purchase, at or prior to the Closing, and PCSC shall maintain, or cause to be maintained, in effect for a period of six (6) years following the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the Persons covered thereby) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, PCSC or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, PCSC or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.

(d)        If PCSC or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of PCSC to assume all of the obligations set forth in this Section 5.16.

(e)       The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.16 are intended to be third-party beneficiaries of this Section 5.16. This Section 5.16 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of PCSC.

Section 5.17       Post-Closing Directors and Officers.

(a)        PCSC shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the PCSC Board shall initially consist of 9 directors, which shall be divided into three (3) classes, designated Class I, II and III, with Class I consisting of 3 directors, Class II consisting of 3 directors and Class III consisting of 3 directors (provided that, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing PCSC Holders, the Company may in its sole discretion change which of the foregoing classes is to consist of 1 or 3 directors by notice to PCSC, which change shall be reflected in the Registration Statement / Proxy Statement mailed to the Pre-Closing PCSC Holders); (ii) the members of the PCSC Board are the individuals determined in accordance with Section 5.17(b) and Section 5.17(c); (iii) the members of the compensation committee, audit committee and nominating committee of the PCSC Board are the individuals determined in accordance with Section 5.17(d); and (iv) the officers of PCSC (the “Officers”) are the individuals determined in accordance with Section 5.17(e).

(b)         Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing PCSC Holders, the Company and PCSC shall mutually agree to one individual to serve as a director on the PCSC Board immediately after the Effective Time (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or PCSC, as applicable) (the “Independent Designee”) which Independent Designee shall be reflected in the Registration Statement / Proxy Statement mailed to the Pre-Closing PCSC Holders.

(c)       The individuals identified on Section 5.16(c) of the Company Disclosure Schedules shall be directors on the PCSC Board immediately after the Effective Time (each, an “Initial Company Designee”). Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing PCSC Holders, the Company may in its sole discretion designate additional individuals to serve as a director on the PCSC Board immediately after the Effective Time (the “Other Company Designees”, and together with the Initial Company Designees, collectively, the “Company Designees”); provided that, if an individual is not designated to serve as an Other Company Designee prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing PCSC Holders, such unfilled director position shall be left vacant and shall be filled following the Effective Time in accordance with the Governing Documents of PCSC. Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing PCSC Holders, the Company may in its sole discretion replace any Company Designee with any individual by notice to PCSC. Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing PCSC Holders, the board of directors of the Company shall designate whether each individual who will serve on the PCSC Board immediately after the Effective Time will be designated as a member of Class I, Class II or Class III.

(d)        Prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing PCSC Holders, (i) the board of directors of the Company may designate the Independent Designee to serve as a member of the compensation committee, the audit committee or the nominating committee of the PCSC Board immediately after the Effective Time, subject to PCSC’s consent (not to be unreasonably withheld, conditioned or delayed) based on the qualifications of the Independent Designee, subject to applicable listing rules of Nasdaq and applicable Law, and (ii) the Company shall, subject to clause (i), designate each other director that will serve on the compensation committee, the audit committee and the nominating committee of the PCSC Board immediately after the Effective Time, based on the qualifications of each director, subject to applicable listing rules of Nasdaq and applicable Law.

(e)        The individuals identified on Section 5.17(e) of the Company Disclosure Schedules shall be the Officers immediately after the Effective Time, with each such individual holding the title set forth opposite his or her name. In the event that such individuals identified on Section 5.17(e) of the Company Disclosure Schedules is unwilling or unable (whether due to death, disability, termination of service or otherwise) to serve as an Officer, then, prior to the mailing of the Registration Statement / Proxy Statement to the Pre-Closing PCSC Holders, the Company may in its sole discretion replace such individual with another individual to serve as such Officer by amending Section 5.17(e) of the Company Disclosure Schedules to include such replacement individual as such Officer.

Section 5.18       Required Company Financial Statements.

(a)        As promptly as reasonably practicable following the date of this Agreement, the Company shall deliver to PCSC (i) the Required Company Financial Statements; and (ii) customary pro forma financial statements (after giving effect to the transactions contemplated hereby) for inclusion in the Registration Statement / Proxy Statement and any other filings to be made by PCSC with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, shareholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor (D) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable) at the time of filing of the Registration Statement / Proxy Statement and at the time of effectiveness of the Registration Statement / Proxy Statement, as applicable, and (E) will be prepared from and accurately reflect the books and records of the Group Companies.

(b)        The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any of the Group Companies, PCSC in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by PCSC with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

Section 5.19      PCSC Incentive Equity Plan; PCSC Employee Stock Purchase Plan. Prior to the effectiveness of the Registration Statement / Proxy Statement, the PCSC Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit H and with any changes or modifications thereto as the Company and PCSC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or PCSC, as applicable) (the “PCSC Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving 12% of PCSC Shares for grant thereunder, which shall include (and not be in addition to) the PCSC Shares issuable upon the exercise or conversion of the Rollover Options and Rollover RSU Awards. The PCSC Incentive Equity Plan will provide that the PCSC Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2026 fiscal year in an amount equal to five percent (5%) of PCSC Shares outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the administrator of the PCSC Incentive Equity Plan. The Rollover Options and the Rollover RSU Awards shall, for the avoidance of doubt, be deemed to have been granted pursuant to the PCSC Incentive Equity Plan and shall reduce the number of PCSC Shares reserved for grant thereunder. Prior to the effectiveness of the Registration Statement / Proxy Statement, the PCSC Board shall approve and adopt an employee stock purchase plan, in substantially the form attached hereto as Exhibit I and with any changes or modifications thereto as the Company and PCSC may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or PCSC, as applicable)(the “PCSC Employee Stock Purchase Plan”), in the manner prescribed under Section 423 of the Code and other applicable Laws, effective as of one day prior to the Closing Date, reserving two percent (2%) of PCSC Shares for grant thereunder. The PCSC Employee Stock Purchase Plan will provide that the PCSC Shares reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2027 fiscal year in an amount equal to one percent (1%) of PCSC Shares outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the administrator of the PCSC Employee Stock Purchase Plan.

Section 5.20      FIRPTA Certificates. At or prior to the Closing, the Company shall deliver, or cause to be delivered, to PCSC (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to PCSC, (b) a statement in accordance with the requirements of Treasury Regulations Section 1.1445-2(b)(2) from the Company certifying that it is not a “foreign person” as defined in Section 1445(f)(3) of the Code and (c) an IRS Form W-9 duly executed by the Company.

Section 5.21       Investor Rights Agreements. The Company shall use commercially reasonable efforts to cause the Investor Rights Agreement to be duly executed by the Company Stockholders that are parties thereto.

Section 5.22      Warrant Cancellation Agreements. The Company shall use commercially reasonable efforts to deliver to PCSC warrant cancellation agreements, in a form mutually agreed by the Company and PCSC, executed by each holder of Company Warrants (the “Warrant Cancellation Agreements”).

Section 5.23       Assignment and Assumption of Underwriter Indemnification Obligations.

(a)        PCSC shall ensure that, upon consummation of the Domestication and the Mergers, PCSC, as the public entity resulting from the transactions contemplated hereby, shall assume and be bound by all indemnification obligations of PCSC (prior to the Domestication) under Section 5 of that certain Underwriting Agreement, dated as of June 11, 2024, by and among PCSC and Jefferies LLC acting as sole Underwriter (the “Underwriting Agreement”) as if PCSC had been an original party to the Underwriting Agreement.

(b)       Jefferies LLC, as sole Underwriter (as defined in the Underwriting Agreement) is intended to be an express third-party beneficiary of this Section 5.23 and shall be entitled to rely upon the representations and warranties contained in Article 3 and Article 4 of this Agreement as if they were a party to this Agreement, solely for purposes of enforcing the indemnification obligations assumed pursuant to this Section 5.23.

ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT

Section 6.1         Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Party for whose benefit such condition exists of the following conditions:

(a)        each applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement, and any agreement between a Party with any Governmental Entity not to consummate transactions contemplated by this Agreement, shall have expired or been terminated or obtained (or deemed, by applicable Law, to have been obtained), as applicable;

(b)       no Order or Law or other legal restraint or prohibition issued by any court of competent jurisdiction or other Governmental Entity enjoining, prohibiting or preventing the consummation of the transactions contemplated by this Agreement (including the Domestication and the Mergers) shall be in effect;

(c)        the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;

(d)        the Company Stockholder Written Consent shall have been obtained;

(e)         the Required PCSC Shareholder Approval shall have been obtained;

(f)       PCSC’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, PCSC shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and PCSC shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the PCSC Shares (after giving effect, for the avoidance of doubt, to the Domestication and, including, for the avoidance of doubt, the PCSC Shares to be issued pursuant to the First Merger) shall have been approved for listing on Nasdaq;

(g)        after giving effect to the transactions contemplated hereby (including after giving effect to the PIPE Financing and all of the PCSC Shareholder Redemptions), PCSC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; and

(h)         the Required Transaction Proposals shall have been approved.

Section 6.2        Other Conditions to the Obligations of the PCSC Parties. The obligations of the PCSC Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by PCSC (on behalf of itself and the other PCSC Parties) of the following further conditions:

(a)        (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.8(a)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the Company set forth in Article 3 (other than the Company Fundamental Representations) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;

(b)        the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;

(c)         since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing;

(d)        at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to PCSC the following documents:

(i)          a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to PCSC;

(ii)          the Investor Rights Agreement duly executed by the Company;

(iii)        Transaction Support Agreements duly executed by Company Stockholders holding, as of immediately prior to the Effective Time, representing at least Requisite Company Preferred Majority and Requisite Company Series C/D/E/F Majority, including each Key Supporting Company Stockholder; and

Section 6.3        Other Conditions to the Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, written waiver by the Company of the following further conditions:

(a)         (i) the PCSC Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the PCSC Parties (other than the PCSC Fundamental Representations) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “PCSC Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a PCSC Material Adverse Effect;

(b)        the PCSC Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c)         since the date of this Agreement, no PCSC Material Adverse Effect shall have occurred that is continuing;

(d)        the PCSC Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.17(a)(i) and (ii);

(e)         the Aggregate Transaction Proceeds shall be equal to or greater than $250,000,000;

(f)         the Domestication shall have been consummated at least one (1) Business Day prior to the Closing Date;

(g)         at or prior to the Closing, PCSC shall have delivered, or caused to be delivered, the following documents:

(i)          a certificate duly executed by an authorized officer of PCSC, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a), Section 6.3(b) and Section 6.3(c) are satisfied, in a form and substance reasonably satisfactory to the Company; and

(ii)          the Investors Rights Agreement, duly executed by PCSC and the Perceptive Shareholders.

Section 6.4         Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the PCSC Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a PCSC Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.

ARTICLE 7
TERMINATION

Section 7.1         Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing, solely:

(a)          by mutual written consent of PCSC and the Company;

(b)        by PCSC, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform or has otherwise breached any of its covenants or agreements set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) would not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by PCSC, and (ii) the Termination Date; provided, however, that none of the PCSC Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied (assuming the Closing occurred as of such date);

(c)         by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any PCSC Party has failed to perform any covenant or agreement on the part of such applicable PCSC Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied (assuming the Closing occurred as of such date) and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to PCSC by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied (assuming the Closing occurred as of such date);

(d)         by either PCSC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to September 5, 2026 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to PCSC if any PCSC Party’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of any of its covenants or obligations under this Agreement, or any Ancillary Documents to which it is a party, shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;

(e)         by either PCSC or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement (including the Domestication and the Mergers) and such Order or other action shall have become final and nonappealable;

(f)         by either PCSC or the Company if the PCSC Shareholders Meeting has been held (including any adjournment thereof), has concluded, PCSC’s shareholders have duly voted and the Required PCSC Shareholder Approval was not obtained; or

(g)       by PCSC, if the Company has not delivered, or caused to be delivered, to PCSC, (i) a Transaction Support Agreement duly executed by each Key Supporting Company Stockholder in accordance with Section 5.14(a) on or prior to the Transaction Support Agreement Deadline or (ii) the written consents of the Company Stockholders sufficient to constitute the Company Stockholder Written Consent in accordance with Section 5.14(a) on or prior to the Company Stockholder Written Consent Deadline.

Section 7.2        Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, (a) this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreements, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any Investor Subscription Agreement, any Confidentiality Agreement, any Transaction Support Agreement, any PCSC Shareholder Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8
MISCELLANEOUS

Section 8.1         Non-Survival. Other than those representations, warranties and covenants set forth in Section 2.1, Section 2.5, Section 3.24, Section 3.25, Section 4.16 and Section 4.18, each of which shall survive following the Effective Time, or as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any PCSC Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.

Section 8.2         Entire Agreement; Assignment. This Agreement (together with the Ancillary Documents and the Confidentiality Agreement) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) PCSC and the Company prior to Closing and (b) PCSC, the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.

Section 8.3         Amendment. This Agreement may be amended or modified only by a written agreement executed and delivered by (a) PCSC and the Company prior to the Closing and (b) the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.

Section 8.4          Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

(a)	If to any PCSC Party, to:

c/o Perceptive Capital Solutions Corp
51 Astor Place, 10th Floor
New York, NY 10003
	Attention:	Adam Stone
Konstantin Poukalov
E-mail: [Redacted]
[Redacted]

with a copy (which shall not constitute notice) to:

Cooley LLP
55 Hudson Yards
New York, NY 10001
	Attention:	Kevin Cooper
Eric Blanchard
Peter Byrne
	E-mail:	[Redacted]
[Redacted]
[Redacted]

(b)	If to the Company, to:

Freenome Holdings, Inc.
Genesis Marina, 3300 Marina Blvd
Brisbane, CA 94005
	Attention:	[Name]
[Name]
	E-mail:	[Redacted]
[Redacted]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
	Attention:	Jocelyn M. Arel
Sarah Ashfaq
Justin Anslow
Katherine Hand
	E-mail:	[Redacted]
[Redacted]
[Redacted]

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

Section 8.5        Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware (except that the laws of the Cayman Islands shall also apply to the Domestication).

Section 8.6        Fees and Expenses. Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and PCSC shall pay, or cause to be paid, all Unpaid PCSC Expenses and (b) if the Closing occurs, then the Surviving Company shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid PCSC Expenses.

Section 8.7        Construction; Interpretation. The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) references from or through any date mean from and including or through and including such date, respectively, (j) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (k) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (l) the words “made available” (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to PCSC, any documents or other materials posted to the electronic data room located at https://cooley.app.box.com under the project name “Project StarNet (External VDR)” as of 5:00 p.m., Eastern Time, at least one (1) Business Day prior to the date of this Agreement; (m) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (n) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 8.8        Exhibits and Schedules. All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the PCSC Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the PCSC Disclosure Schedules), respectively, shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the PCSC Disclosure Schedules), respectively, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.

Section 8.9         Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.15, Section 5.16 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and Section 8.9 (to the extent related to the foregoing).

Section 8.10       Severability. Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 8.11       Counterparts; Electronic Signatures. This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.

Section 8.12       Knowledge of Company; Knowledge of PCSC. For all purposes of this Agreement, the phrase “to the Company’s knowledge”, “to the knowledge of the Company” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to PCSC’s knowledge”, “to the knowledge of PCSC” and “known by PCSC” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the PCSC Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the PCSC Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13      No Recourse. Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any PCSC Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the PCSC Non-Party Affiliates, in the case of PCSC, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, PCSC or any Non-Party Affiliate concerning any Group Company, any PCSC Party, this Agreement or the transactions contemplated hereby.

Section 8.14       Extension; Waiver. The Company prior to the Closing, and the Company and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the PCSC Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the PCSC Parties set forth herein or (c) waive compliance by the PCSC Parties with any of the agreements or conditions set forth herein. PCSC may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.

Section 8.15       Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16       Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction, the Superior Court of the State of Delaware, or the United States District Court for the District of Delaware), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.

Section 8.17       Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

Section 8.18       Trust Account Waiver. Reference is made to the final prospectus of PCSC, filed with the SEC (File No. 333-279598) on June 12, 2024 (the “Prospectus”). The Company acknowledges and agrees and understands that PCSC has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of PCSC’s public shareholders (including overallotment shares acquired by PCSC’s underwriters, the “Public Shareholders”), and PCSC may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of PCSC entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of its Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between PCSC or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company (on its own behalf and on behalf of its Representatives) hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with PCSC or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with PCSC or its Affiliates).

Section 8.19        Legal Representation; Privilege.

(a)        The Parties agree that, notwithstanding the fact that Cooley LLP (“Cooley”) may have, prior to Closing, jointly represented PCSC, Merger Subs and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented PCSC and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Cooley will be permitted in the future, after Closing, to represent the Sponsor or its respective Affiliates in connection with matters in which such Persons are adverse to PCSC or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Cooley’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of PCSC and/or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Cooley of PCSC, Merger Subs, Sponsor or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of Cooley with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by PCSC or the Surviving Company; provided, further, that nothing contained herein shall be deemed to be a waiver by PCSC or any of its Affiliates (including, after the Effective Time, the Surviving Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

(b)         The Parties agree that, notwithstanding the fact that Goodwin Procter LLP (“Goodwin”) may have, prior to Closing, represented the Company in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, Goodwin will be permitted in the future, after Closing, to represent the Company or its Affiliates in connection with matters in which such Persons are adverse to PCSC or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. PCSC, Merger Subs, and/or the Sponsor, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with Goodwin’s future representation of one or more of the Company or its Affiliates in which the interests of such Person are adverse to the interests of PCSC, Merger Subs, and/or the Sponsor or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by Goodwin of the Company or any of its Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Company shall be deemed the client of Goodwin with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Company, shall be controlled by the Company and shall not pass to or be claimed by PCSC or the Surviving Company; provided, further, that nothing contained herein shall be deemed to be a waiver by PCSC or any of its Affiliates (including, after the Effective Time, the Surviving Company and its Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.

*  *  *  *  *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

PERCEPTIVE CAPITAL SOLUTIONS CORP

By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Chief Executive Officer

STARNET MERGER SUB I, CORP.

By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Chief Executive Officer and Director

STARNET MERGER SUB II, LLC

By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Authorized Person

FREENOME HOLDINGS, INC.

By:	/s/ Aaron Elliot
Name:	Aaron Elliot Ph.D.
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

Annex A

Other Investors

Annex B

Key Supporting Company Stockholders

Annex C

Required Governing Documents Proposal

Exhibit A

Form of Sponsor Letter Agreement

[Filed Separately]

Exhibit B

Form of Investor Subscription Agreement

[Filed Separately]

Exhibit C

Form of Investor Rights Agreement

[Filed Separately]

Exhibit D

Form of Lock-Up Agreement

[Filed Separately]

Exhibit E

Form of Transaction Support Agreement

[Filed Separately]

Exhibit F

Form of PCSC Certificate of Incorporation

[Attached]

CERTIFICATE OF INCORPORATION

OF

FREENOME, INC.

ARTICLE I

The name of the Corporation is Freenome, Inc.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801.  The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV

CAPITAL STOCK

The total number of shares of capital stock which the Corporation shall have authority to issue is 1,010,000,000, of which (i) 1,000,000,000 shares shall be a class designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 10,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Except as otherwise provided in any certificate of designation of any series of Preferred Stock, the number of authorized shares of the class of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor. For the avoidance of doubt, the elimination and reduction of the voting requirements of Section 242 of the DGCL, as permitted by Section 242(d) of the DGCL, shall apply to any amendments to the Amended and Restated Certificate of Incorporation (the “Certificate”).

The powers, preferences and rights of, and the qualifications, limitations and restrictions upon, each class or series of stock shall be determined in accordance with, or as set forth below in, this Article IV.

A.  COMMON STOCK

Subject to all the rights, powers and preferences of the Preferred Stock and except as provided by law or in this Certificate (including any certificate of designation of any series of Preferred Stock):

(a)          the holders of the Common Stock shall have the exclusive right to vote for the election of directors of the Corporation (the “Directors”) and on all other matters requiring stockholder action, with each outstanding share of Common Stock entitling the holder thereof to one vote on each matter properly submitted to the stockholders of the Corporation for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate (including any amendment to a certificate of designation of any series of Preferred Stock) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled to vote, either separately or together with the holders of one or more other such series, on such amendment pursuant to this Certificate (including any certificate of designation of any series of Preferred Stock) or pursuant to the DGCL;

(b)          dividends may be declared and paid or set apart for payment upon the shares of Common Stock out of any assets or funds of the Corporation legally available for the payment of dividends, but only when, as and if declared by the Board of Directors of the Corporation (the “Board”) or any authorized committee thereof; and

(c)          upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation shall be distributed pro rata to the holders of the Common Stock.

B.  PREFERRED STOCK

The Board of Directors or any authorized committee thereof is expressly authorized to provide by resolution or resolutions for, out of the unissued shares of Preferred Stock, the issuance of the shares of Preferred Stock in one or more series of such stock, and by filing a certificate of designation pursuant to applicable law of the State of Delaware, to establish or change from time to time the number of shares of each such series, and to fix the designations, powers, including voting powers, full or limited, or no voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereof, all to the fullest extent now or hereafter permitted by the DGCL. The powers, preferences and relative, participating, optional and other special rights of each such series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Without limiting the generality of the foregoing, the resolution or resolutions providing for the issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

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ARTICLE V

STOCKHOLDER ACTION

1.          Action without Meeting.  Subject to the rights, if any, of the holders of shares of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a consent of stockholders in lieu thereof.

2.          Special Meetings.  Except as otherwise required by statute and subject to the rights, if any, of the holders of shares of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by the Board of Directors, and special meetings of stockholders may not be called by any other person or persons.  Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.

ARTICLE VI

DIRECTORS

1.          General.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors except as otherwise provided herein or required by law.

2.          Number of Directors; Term of Office.  Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the number of directors of the Corporation (the “Directors”) shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors.  The Directors, other than those who may be elected by the holders of any series of Preferred Stock, shall be classified, with respect to the term for which they severally hold office, into three classes. The term of office of the initial Class I Directors shall expire at the first regularly-scheduled annual meeting of stockholders following the initial effectiveness of this certificate. The term of office of the initial Class II Directors shall expire at the second annual meeting of stockholders following the initial effectiveness of this certificate.  The term of office of the initial Class III Directors shall expire at the third annual meeting of stockholders following the initial effectiveness of this certificate. The Board of Directors is authorized to assign members of the Board of Directors already in office to such classes at the time the classification of the Board of Directors becomes effective. At each annual meeting of stockholders, Directors elected to succeed those Directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.  Notwithstanding the foregoing, the Directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death, disqualification or removal.  No decrease in the number of Directors shall shorten the term of any incumbent Director.  There shall be no cumulative voting in the election of Directors.  Election of Directors need not be by written ballot unless the Bylaws of the Corporation so provide.

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Notwithstanding the foregoing, whenever, pursuant to the provisions of Article IV of this Certificate, the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or together with holders of other such series, to elect additional Directors, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate, including any certificate of designation applicable to such series of Preferred Stock.  During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional Directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of Directors shall automatically be increased by such specified number of Directors, and the holders of such Preferred Stock shall be entitled to elect the additional Directors so provided for or fixed pursuant to said provisions, and (ii) each such additional Director shall serve until such Director’s successor shall have been duly elected and qualified, or until such Director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to such Director’s earlier death, resignation, retirement, disqualification or removal.  Notwithstanding any other provision of this Certificate of Incorporation, except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional Directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional Directors, shall forthwith terminate (in which case each such Director shall thereupon cease to be qualified as, and shall cease to be, a Director) and the total authorized number of Directors shall automatically be reduced accordingly.

3.          Vacancies and Newly Created Directorships.  Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors and to fill vacancies in the Board of Directors relating thereto, any and all vacancies and newly created directorships in the Board of Directors, however occurring, including, without limitation, by reason of an increase in the size of the Board of Directors, or the death, resignation, disqualification or removal of a Director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board of Directors, or by a sole remaining Director, and not by the stockholders.  Any Director appointed in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of Directors in which the new directorship was created or the vacancy occurred and until such Director’s successor shall have been duly elected and qualified or until such Director’s earlier resignation, disqualification, death or removal.  Subject to the rights, if any, of the holders of any series of Preferred Stock to elect Directors, when the number of Directors is increased or decreased, the Board of Directors shall, subject to Article VI.3 hereof, determine the class or classes to which the increased or decreased number of Directors shall be apportioned.  In the event of a vacancy in the Board of Directors, the remaining Directors, except as otherwise provided by law, shall exercise the powers of the full Board of Directors until the vacancy is filled.

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4.          Removal.  Subject to the rights, if any, of any series of Preferred Stock to elect Directors and to remove any Director whom the holders of any such series have the right to elect, any Director may be removed from office (i) only for cause and (ii) only by the affirmative vote of the holders not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock then entitled to vote at an election of Directors.

ARTICLE VII

LIMITATION OF LIABILITY

1.          Directors.  To the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended from time to time, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of such Director’s fiduciary duty as a Director, except for liability (a) for any breach of the Director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the Director derived an improper personal benefit.  If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

2.          Officers. To the fullest extent permitted by the DGCL, as the same exists or may thereafter be amended from time to time, an Officer (as defined below) of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of such Officer’s fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the Officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the Officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation.  If the DGCL is amended after the effective date of this Certificate to authorize corporate action further eliminating or limiting the personal liability of Officers, then the liability of an Officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article VII, “Officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service by the delivery of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b).

3.          The Corporation, to the fullest extent permitted by law, may indemnify and advance expenses to any Person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or any predecessor of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

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4.          Amendment or Modification. Any amendment, repeal or modification of this Article VII or any amendment to the DGCL, shall not adversely affect any right or protection existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring before such amendment, repeal or modification of a person serving as a Director or Officer, as applicable, at the time of such amendment, repeal or modification.

ARTICLE VIII

AMENDMENT OF BYLAWS

1.          Amendment by Directors.  Except as otherwise provided by law, the Bylaws of the Corporation may be adopted, amended or repealed by the Board of Directors.

2.          Amendment by Stockholders.  Except as otherwise provided therein, the Bylaws of the Corporation may be amended or repealed by the stockholders by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal, such amendment or repeal shall only require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

ARTICLE IX

AMENDMENT OF CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend or repeal this Certificate in the manner now or hereafter prescribed by statute and this Certificate, and all rights conferred upon stockholders herein are granted subject to this reservation.  For the avoidance of doubt, the provisions of Sections 242(d)(1) and (d)(2) of the DGCL shall apply to the Corporation.

[End of Text]

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THIS CERTIFICATE OF INCORPORATION is executed as of this [●], 2026.

By:
Name:
Title:

Exhibit G

Form of PCSC Bylaws

[Attached]

AMENDED AND RESTATED

BYLAWS

OF

FREENOME, INC.

(the “Corporation”)

ARTICLE I

Stockholders

SECTION 1.        Annual Meeting.  The annual meeting of stockholders (any such meeting being referred to in these Bylaws as an “Annual Meeting”) shall be held at the hour, date and place within or without the United States that is fixed by or in the manner determined by the Board of Directors and stated in the notice of the meeting, which time, date and place may subsequently be changed at any time, before or after the notice for such meeting has been sent to the stockholders, by vote of the Board of Directors.  The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”).  In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.  If no Annual Meeting has been held for a period of thirteen (13) months after the Corporation’s last Annual Meeting, a special meeting in lieu thereof may be held, and such special meeting shall have, for the purposes of these Bylaws or otherwise, all the force and effect of an Annual Meeting.  Any and all references hereafter in these Bylaws to an Annual Meeting or Annual Meetings also shall be deemed to refer to any special meeting(s) in lieu thereof.

SECTION 2.        Notice of Stockholder Business and Nominations.

(a)          Annual Meetings of Stockholders.

(1)          Nominations of persons for election to the Board of Directors of the Corporation (the “Board of Directors”) and the proposal of other business to be considered by the stockholders may be brought before an Annual Meeting (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice of the Annual Meeting provided for in this Bylaw, who is entitled to vote at the meeting, who is present (in person or by proxy) at the meeting and who complies with the notice procedures set forth in this Bylaw as to such nomination or business.  For the avoidance of doubt, the foregoing clause (ii) shall be the exclusive means for a stockholder to bring nominations or business properly before an Annual Meeting (other than matters properly brought under Rule 14a-8 (or any successor rule) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), and such stockholder must comply with the notice and other procedures set forth in Article I, Section 2(a)(2), (3) and (4) of this Bylaw to bring such nominations or business properly before an Annual Meeting. In addition to the other requirements set forth in this Bylaw, for any proposal of business to be considered at an Annual Meeting, it must be a proper subject for action by stockholders of the Corporation under Delaware law.

(2)          For nominations or other business to be properly brought before an Annual Meeting by a stockholder pursuant to clause (ii) of Article I, Section 2(a)(1) of this Bylaw, the stockholder must (i) have given Timely Notice (as defined below) thereof in writing to the Secretary of the Corporation, (ii) have provided any updates or supplements to such notice at the times and in the forms required by this Bylaw and (iii) together with the beneficial owner(s), if any, on whose behalf the nomination or business proposal is made, have acted in accordance with the representations set forth in the Solicitation Statement (as defined below) required by this Bylaw.  To be timely, a stockholder’s written notice must be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Pacific time on the ninetieth (90th) day nor earlier than 5:00 p.m. Pacific Time on the one hundred twentieth (120th) day prior to the one-year anniversary of the preceding year’s Annual Meeting; provided, however, that in the event the Annual Meeting is first convened more than thirty (30) days before or more than sixty (60) days after such anniversary date, or if no Annual Meeting was held in the preceding year, notice by the stockholder to be timely must be received by the Secretary of the Corporation not later than 5:00 p.m. Pacific time on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made (such notice within such time periods shall be referred to as “Timely Notice”). Notwithstanding anything to the contrary provided herein, for the first Annual Meeting following the effectiveness of these Bylaws, a stockholder’s notice shall be timely if received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Pacific time on the later of the ninetieth (90th) day prior to the scheduled date of such Annual Meeting or the tenth (10th) day following the day on which public announcement of the date of such Annual Meeting is first made or sent by the Corporation. Such stockholder’s Timely Notice shall set forth or include:

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(A)         as to each person whom the stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business address and residence address of the nominee, (ii) the principal occupation or employment of the nominee, (iii) the class and number of shares of capital stock of the Corporation that are held of record or are beneficially owned by the nominee or its Affiliates or Associates (each as defined below) and any Synthetic Equity Interest (as defined below) held or beneficially owned by the nominee or its Affiliates or Associates, (iv) a description of all agreements, arrangements or understandings between or among the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the stockholder or concerning the nominee’s potential service on the Board of Directors, (v) a questionnaire with respect to the background and qualifications of the nominee completed by the nominee in the form provided by the Corporation (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request), (vi) a representation and agreement in the form provided by the Corporation (which form shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) business days of such written request) that: (a) such proposed nominee is not and will not become party to any agreement, arrangement or understanding with any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (b) such proposed nominee is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation in the questionnaire described in clause (v) herein; (c) such proposed nominee would, if elected as a director, comply with all applicable rules and regulations of the exchanges upon which shares of the Corporation’s capital stock trade, each of the Corporation’s corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and guidelines applicable generally to the Corporation’s directors and, if elected as a director of the Corporation, such person currently would be in compliance with any such policies and guidelines that have been publicly disclosed; (d) such proposed nominee intends to serve as a director for the full term for which he or she is to stand for election; and (e) such proposed nominee will promptly provide to the Corporation such other information as it may reasonably request to determine the eligibility of such proposed nominee to serve on any committee or sub-committee of the Board of Directors under any applicable stock exchange listing requirements or applicable law, or that the Board of Directors reasonably determines could be material to a reasonable stockholder’s understanding of the background, qualifications, experience, independence, or lack thereof, of such proposed nominee; and (vii) any other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including, without limitation, such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(B)         as to any other business that the stockholder proposes to bring before the meeting: a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text, if any, of any resolutions or Bylaw amendment proposed for adoption, and any material interest in such business of each Proposing Person (as defined below);

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(C)          (i) the name and address of the stockholder giving the notice, as they appear on the Corporation’s books, and the names and addresses of the other Proposing Persons (if any) and (ii) as to each Proposing Person, the following information: (a) the class or series and number of all shares of capital stock of the Corporation that are, directly or indirectly, owned beneficially or of record by such Proposing Person or any of its Affiliates or Associates, including any shares of any class or series of capital stock of the Corporation as to which such Proposing Person or any of its Affiliates or Associates has a right to acquire beneficial ownership at any time in the future (whether or not such right is exercisable immediately or only after the passage of time or upon the satisfaction of any conditions or both) pursuant to any agreement, arrangement or understanding (whether or not in writing), (b) all Synthetic Equity Interests (as defined below) in which such Proposing Person or any of its Affiliates or Associates, directly or indirectly, holds an interest including a description of the material terms of each such Synthetic Equity Interest, including, without limitation, identification of the counterparty to each such Synthetic Equity Interest and disclosure, for each such Synthetic Equity Interest, as to (1) whether or not such Synthetic Equity Interest conveys any voting rights, directly or indirectly, in such shares to such Proposing Person or any of its Affiliates or Associates and (2) whether or not such Synthetic Equity Interest is required to be, or is capable of being, settled through delivery of such shares, (c) any proxy (other than a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the Exchange Act), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person or any of its Affiliates or Associates has or shares a right to, directly or indirectly, vote any shares of any class or series of capital stock of the Corporation, (d) any rights to dividends or other distributions on the shares of any class or series of capital stock of the Corporation, directly or indirectly, owned beneficially by such Proposing Person or any of its Affiliates or Associates that are separated or separable from the underlying shares of the Corporation, (e) if such Proposing Person is not a natural person, the identity of the natural person or persons responsible for making voting and investment decisions (including director nominations and any other business that the stockholder proposes to bring before a meeting) on behalf of the Proposing Person (irrespective of whether such person or persons have “beneficial ownership” for purposes of Rule 13d-3 of the Exchange Act of any securities owned of record or beneficially by the Proposing Person) (such person or persons, the “Responsible Person”), (f) any pending or threatened litigation in which such Proposing Person or any of its Affiliates or Associates or any Responsible Person is a party involving the Corporation or any of its officers or directors, or any Affiliate of the Corporation, , and (g) any other information relating to such Proposing Person or any of its Affiliates or Associates that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (a) through (g) are referred to, collectively, as “Material Ownership Interests”); provided, however, that the Material Ownership Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder of record directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner;

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(D)          (i) a description of all agreements, arrangements or understandings to which any Proposing Person or any of its Affiliates or Associates is a party (whether the counterparty or counterparties are a Proposing Person or any Affiliate or Associate thereof, on the one hand, or one or more other third parties, on the other hand, (including any proposed nominee(s)) (a) pertaining to the nomination(s) or other business proposed to be brought before the meeting of stockholders or (b) entered into for the purpose of acquiring, holding, disposing or voting of any shares of any class or series of capital stock of the Corporation (which description shall identify the name of each other person who is party to such an agreement, arrangement or understanding) and (ii) identification of the names and addresses of other stockholders (including beneficial owners) known by any of the Proposing Persons to be providing financial support or meaningful assistance in furtherance of the nomination(s) or other business proposed to be brought before the meeting of stockholders and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and

(E)          a statement (i) that the stockholder is a holder of record of capital stock of the Corporation entitled to vote at such meeting, a representation that such stockholder intends to appear in person or by proxy at the meeting to propose such business or nominees and an acknowledgement that, if such stockholder (or a qualified representative of such stockholder) does not appear to present such business or proposed nominees, as applicable, at such meeting, the Corporation need not present such business or proposed nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation, (ii) whether or not the stockholder giving the notice and/or the other Proposing Person(s), if any, (a) will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all of the shares of capital stock of the Corporation required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least 67 percent of the voting power of all of the shares of capital stock of the Corporation entitled to vote on the election of directors or (b) otherwise solicit proxies or votes from stockholders in support of such proposal or nomination, as applicable, (iii) providing a representation as to whether or not such Proposing Person intends to solicit proxies in support of director nominees other than the Corporation’s director nominees in accordance with Rule 14a-19 promulgated under the Exchange Act and (iv) that the stockholder will provide any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (such statement, the “Solicitation Statement”).

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For purposes of this Article I, the term “Proposing Person” shall mean the following persons: (i) the stockholder of record providing the notice of nominations or business proposed to be brought before a stockholders’ meeting and (ii) the beneficial owner(s), if different, on whose behalf the nominations or business proposed to be brought before a stockholders’ meeting is made.  For purposes of this Section 2, each of the terms “Affiliates” and “Associates” shall have the meaning attributed to such term in Rule 12b-2 under the Exchange Act.  For purposes of this Section 2, the term “Synthetic Equity Interest” shall mean any transaction, agreement or arrangement (or series of transactions, agreements or arrangements), including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” or securities lending agreement or arrangement, the purpose or effect of which is to, directly or indirectly:  (a) give a person or entity economic benefit and/or risk similar to ownership of shares of any class or series of capital stock of the Corporation, in whole or in part, including due to the fact that such transaction, agreement or arrangement provides, directly or indirectly, the opportunity to profit, or share in any profit, or avoid a loss from any increase or decrease in the value of any shares of any class or series of capital stock of the Corporation, (b) mitigate loss to, reduce the economic risk of, or manage the risk of share price changes for, any person or entity with respect to any shares of any class or series of capital stock of the Corporation, or (c) increase or decrease the voting power of any person or entity with respect to any shares of any class or series of capital stock of the Corporation.

(3)          A stockholder providing Timely Notice of nominations or business proposed to be brought before an Annual Meeting shall further update and supplement such notice, if necessary, so that the information (including, without limitation, the Material Ownership Interests information) provided or required to be provided in such notice pursuant to this Bylaw shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to such Annual Meeting, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than 5:00 p.m. Pacific time on the fifth (5th) business day after the record date for the Annual Meeting (in the case of the update and supplement required to be made as of the record date), and not later than 5:00 p.m. Pacific time on the eighth (8th) business day prior to the date of the Annual Meeting (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting).  For the avoidance of doubt, the obligation to update as set forth in this Section 2(a)(3) shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder, or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or nomination or to submit any new proposal, including by changing or adding nominees, matters, business and/or resolutions proposed to be brought before a meeting of the stockholders.  Notwithstanding the foregoing, if a Proposing Person no longer plans to solicit proxies in accordance with its representation pursuant to Article I, Section 2(a)(2)(E), such Proposing Person shall inform the Corporation of this change by delivering a written notice to the Secretary at the principal executive offices of the Corporation no later than two (2) business days after making the determination not to proceed with a solicitation of proxies.  A Proposing Person shall also update its notice so that the information required by Article I, Section 2(a)(2)(C) is current through the date of the meeting or any adjournment, postponement or rescheduling thereof, and such update shall be delivered in writing to the secretary at the principal executive offices of the Corporation no later than two (2) business days after the occurrence of any material change to the information previously disclosed pursuant to Article I, Section 2(a)(2)(C).

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(4)          Notwithstanding anything in the second sentence of Article I, Section 2(a)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with the second sentence of Article I, Section 2(a)(2), a stockholder’s notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary of the Corporation not later than 5:00 p.m. Pacific time on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b)          General.

(1)          Only such persons who are nominated in accordance with the provisions of this Bylaw shall be eligible for election and to serve as directors, and only such business shall be conducted at an Annual Meeting as shall have been brought before the meeting in accordance with the provisions of this Bylaw or in accordance with Rule 14a-8 under the Exchange Act.  The Board of Directors or a designated committee thereof shall have the power to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the provisions of this Bylaw.  If neither the Board of Directors nor such designated committee makes a determination as to whether any stockholder proposal or nomination was made in accordance with the provisions of this Bylaw, the chair of the meeting (as defined in Section 9 of this Article I) shall have the power and duty to determine whether the stockholder proposal or nomination was made in accordance with the provisions of this Bylaw.  If the Board of Directors or a designated committee thereof or the chair of the meeting, as applicable, determines that any stockholder proposal or nomination was not made in accordance with the provisions of this Bylaw, such proposal or nomination shall be disregarded and shall not be presented for action at the Annual Meeting.

(2)          Except as otherwise required by law, nothing in this Article I, Section 2 shall obligate the Corporation or the Board of Directors to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board of Directors information with respect to any nominee for director or any other matter of business submitted by a stockholder.

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(3)          Notwithstanding the foregoing provisions of this Article I, Section 2, if the nominating or proposing stockholder (or a qualified representative of the stockholder) does not appear at the Annual Meeting to present a nomination or any business, such nomination or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.  For purposes of this Article I, Section 2, to be considered a qualified representative of the proposing stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders, and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, to the chair of the meeting at the meeting of stockholders.

(4)          For purposes of this Bylaw, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(5)          Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, including, but not limited to, Rule 14a-19 of the Exchange Act, with respect to the matters set forth in this Bylaw.  If a stockholder fails to comply with any applicable requirements of the Exchange Act, including, but not limited to, Rule 14a-19 promulgated thereunder, such stockholder’s proposed nomination or proposed business shall be deemed to have not been made in compliance with this Bylaw and shall be disregarded.

(6)          Further notwithstanding the foregoing provisions of this Bylaw, unless otherwise required by law, (i) no Proposing Person shall solicit proxies in support of director nominees other than the Corporation’s nominees unless such Proposing Person has complied with Rule 14a-19 promulgated under the Exchange Act in connection with the solicitation of such proxies, including the provision to the Corporation of notices required thereunder with timely notice and (ii) if any Proposing Person (A) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, (B) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder with timely notice and (C) no other Proposing Person has provided notice pursuant to, and in compliance with, Rule 14a-19 under the Exchange Act that it intends to solicit proxies in support of the election of such proposed nominee in accordance with Rule 14a-19(b) under the Exchange Act, then such proposed nominee shall be disqualified from nomination, the Corporation shall disregard the nomination of such proposed nominee and no vote on the election of such proposed nominee shall occur.  Upon request by the Corporation, if any Proposing Person provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such Proposing Person shall deliver to the Corporation, no later than five (5) business days prior to the applicable meeting date, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

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(7)          The number of nominees a stockholder may nominate for election at the Annual Meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the Annual Meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such Annual Meeting.  A stockholder may not designate any substitute nominees unless the stockholder provides timely notice of such substitute nominee(s) in accordance with these By-laws (and such notice contains all of the  information, representations, questionnaires and certifications with respect to such  substitute nominee(s) that are required by the By-laws with respect to nominees for director).

SECTION 3.        Special Meetings.  Except as otherwise required by statute and subject to the rights, if any, of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation may be called only by or at the direction of the Board of Directors.  The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders.  Only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders of the Corporation.  Nominations of persons for election to the Board of Directors and stockholder proposals of other business shall not be brought before a special meeting of stockholders to be considered by the stockholders unless such special meeting is held in lieu of an annual meeting of stockholders in accordance with Article I, Section 1 of these Bylaws, in which case such special meeting in lieu thereof shall be deemed an Annual Meeting for purposes of these Bylaws and the provisions of Article I, Section 2 of these Bylaws shall govern such special meeting.

SECTION 4.        Notice of Meetings; Adjournments.

(a)          A notice of each Annual Meeting stating the hour, date and place, if any, of such Annual Meeting, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given not less than ten (10) days nor more than sixty (60) days before the Annual Meeting, to each stockholder entitled to vote thereat by delivering such notice to such stockholder or by mailing it, postage prepaid, addressed to such stockholder at the address of such stockholder as it appears on the Corporation’s stock transfer books.  Without limiting the manner by which notice may otherwise be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

(b)          Notice of all special meetings of stockholders shall be given in the same manner as provided for Annual Meetings, except that the notice of all special meetings shall also state the purpose or purposes for which the meeting has been called.

(c)          Notice of an Annual Meeting or special meeting of stockholders need not be given to a stockholder if a waiver of notice is executed, or waiver of notice by electronic transmission is provided, before or after such meeting by such stockholder or if such stockholder attends such meeting, unless such attendance is for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting was not lawfully called or convened.

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(d)          The Board of Directors may postpone and reschedule or cancel any previously scheduled Annual Meeting or special meeting of stockholders and any record date with respect thereto, regardless of whether any notice or public disclosure with respect to any such meeting has been sent or made pursuant to Section 2 of this Article I or otherwise.  In no event shall the public announcement of an adjournment, postponement or rescheduling of any previously scheduled meeting of stockholders commence a new time period for the giving of a stockholder’s notice under this Article I.

(e)          When any meeting is convened, the chair of the meeting or the stockholders present or represented by proxy at such meeting may adjourn the meeting from time to time for any reason, regardless of whether a quorum is present, to reconvene at any other time and at any place at which a meeting of stockholders may be held under these Bylaws.  When any Annual Meeting or special meeting of stockholders is adjourned to another hour, date or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), notice need not be given of the adjourned meeting if the time, place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with this Section 4; provided, however, that if the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the Certificate of Incorporation of the Corporation (as the same may hereafter be amended and/or restated, the “Certificate”) or these Bylaws, is entitled to such notice.

SECTION 5.        Quorum.  Except as otherwise provided by law, the certificate of incorporation or these Bylaws, at each meeting of stockholders, the presence in person or by remote communication, if applicable, or represented by proxy, of the holders of a majority  in voting power of the outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum.  If less than a quorum is present at a meeting, the chair of the meeting or the holders of voting stock, by the affirmative vote of  a majority of the voting power present in person or by proxy and entitled to vote thereon, may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, except as otherwise provided in Section 4 of this Article I.  At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed.  The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

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SECTION 6.        Voting and Proxies.

(a)          The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Article IV, Section 4 of these Bylaws, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL.  Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the stock ledger of the Corporation as of the record date, unless otherwise provided by law or by the Certificate.  Stockholders may vote either (i) in person, (ii) by written proxy or (iii) by a transmission permitted by Section 212(c) of the DGCL.  Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission permitted by Section 212(c) of the DGCL may be substituted for or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.  Proxies shall be filed in accordance with the procedures established for the meeting of stockholders.  A proxy with respect to stock held in the name of two or more persons shall be valid if executed by or on behalf of any one of them unless at or prior to the exercise of the proxy the Corporation receives a specific written notice to the contrary from any one of them.  In the event the Corporation receives proxies for disqualified or withdrawn nominees for the Board of Directors, such votes for such disqualified or withdrawn nominees in the proxies will be treated as abstentions.

(b)          Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

SECTION 7.        Action at Meeting.  When a quorum is present at any meeting of stockholders, any matter before any such meeting (other than an election of a director or directors) shall be decided by a majority of the votes properly cast for and against such matter, except where a larger vote is required by law, by the Certificate or by these Bylaws.  Any election of directors by stockholders shall be determined by a plurality of the votes properly cast on the election of directors.

SECTION 8.        Stockholder Lists.  The Corporation shall prepare, no later than the tenth (10th) day before each Annual Meeting or special meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, however, that if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date.  Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date in the manner provided by law.

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SECTION 9.        Conduct of Meeting.  The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate.  Except to the extent inconsistent with rules, regulations and procedures adopted by the Board of Directors, the chair of the meeting shall have the right to prescribe such rules, regulations and procedures and to do all such acts, as, in the judgment of such chair, are necessary, appropriate or convenient for the proper conduct of the meeting.  Such rules, regulations or procedures, whether adopted by the Board of Directors or the chair of the meeting, may include, without limitation, the following: (a) the establishment of an agenda for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present at the meeting; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; (e) the determination of the circumstances in which any person may make a statement or ask questions and limitations on the time allotted to questions or comments; (f) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (g) the exclusion or removal of any stockholders or any other individual who refuses to comply with meeting rules, regulations, or procedures; (h) restrictions on the use of audio and video recording devices, cell phones and other electronic devices; (i) rules, regulations and procedures for compliance with any federal, state or local laws or regulations (including those concerning safety, health or security); (j) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; and (k) rules, regulations or procedures regarding the participation by means of remote communication of stockholders and proxy holders not physically present at a meeting, whether such meeting is to be held at a designated place or solely by means of remote communication.  The chair of the meeting shall be: (i) such person as the Board of Directors shall have designated to preside over all meetings of the stockholders; (ii) if the Board of Directors has not so designated such a chair of the meeting or if the chair of the meeting is unable to so preside or is absent, then the Chairperson of the Board, if one is elected; (iii) if the Board of Directors has not so designated a chair of the meeting and there is no Chairperson of the Board, or if the chair of the meeting or the Chairperson of the Board is unable to so preside or is absent, then the Chief Executive Officer, if one is elected; or (iv) in the absence or inability to serve of any of the aforementioned persons, the President of the Corporation.  Unless and to the extent determined by the Board of Directors or the chair of the meeting, the chair of the meeting shall not be obligated to adopt or follow any technical, formal or parliamentary rules or principles of procedure.  In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chair of the meeting appoints.

SECTION 10.      Inspectors of Elections.  The Corporation shall, in advance of any meeting of stockholders, appoint one or three inspectors to act at the meeting and make a written report thereof.  The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act.  If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting officer shall appoint one or more inspectors to act at the meeting.  Any inspector may, but need not, be an officer, employee or agent of the Corporation.  Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability.  The inspectors shall perform such duties as are required by the DGCL, including the counting of all votes and ballots.  The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.  The chair of the meeting may review all determinations made by the inspectors, and in so doing the chair of the meeting shall be entitled to exercise his or her sole judgment and discretion and he or she shall not be bound by any determinations made by the inspectors.  All determinations by the inspectors and, if applicable, the chair of the meeting, shall be subject to further review by any court of competent jurisdiction.

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ARTICLE II

Directors

SECTION 1.        Powers.  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as otherwise provided by the Certificate or required by law.

SECTION 2.        Number and Terms.  The number of directors of the Corporation shall be fixed solely and exclusively by resolution duly adopted from time to time by the Board of Directors, provided the Board of Directors shall consist of at least one (1) member.  The directors shall hold office in the manner provided in the Certificate.

SECTION 3.        Qualification.  No director need be a stockholder of the Corporation.

SECTION 4.        Vacancies.  Vacancies in the Board of Directors shall be filled in the manner provided in the Certificate.

SECTION 5.        Removal.  Directors may be removed from office only in the manner provided in the Certificate or by applicable law.

SECTION 6.        Resignation.  A director may resign at any time by electronic transmission or by giving written notice to the Chairperson of the Board, if one is elected, the President or the Secretary.  A resignation shall be effective upon receipt, unless the resignation otherwise provides.

SECTION 7.        Regular Meetings.  Regular meetings of the Board of Directors may be held at such hour, date and place (if any) as the Board of Directors may from time to time determine and publicize by means of reasonable notice given to any director who is not present when such determination is made.

SECTION 8.        Special Meetings.  Special meetings of the Board of Directors may be called, orally or in writing, by or at the request of a majority of the directors, the Chairperson of the Board, if one is elected, or the President.  The person calling any such special meeting of the Board of Directors may fix the hour, date and place (if any) thereof.  Notice thereof shall be given to each director as provided in Section 9 of this Article II.

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SECTION 9.        Notice of Meetings.  Notice of the hour, date and place (if any) of all special meetings of the Board of Directors shall be given to each director by the Secretary or an Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the Chairperson of the Board, if one is elected, the President or such other officer designated by the Chairperson of the Board, if one is elected, or any one of the directors calling the meeting.  Notice of any special meeting of the Board of Directors shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communication, sent to his or her business or home address, at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to his or her business or home address, at least forty-eight (48) hours in advance of the meeting provided, however, that if the person or persons calling the meeting determine that it is otherwise necessary or advisable to hold the meeting sooner, then such person or persons may prescribe a shorter time period for notice to be given personally or by telephone, facsimile, electronic mail or other similar means of communication.  Such notice shall be deemed to be delivered when hand-delivered to such address; read to such director by telephone; deposited in the mail so addressed, with postage thereon prepaid, if mailed; or dispatched or transmitted if sent by facsimile transmission or by electronic mail or other form of electronic communication.  A written waiver of notice signed or electronically transmitted before or after a meeting by a director and filed with the records of the meeting shall be deemed to be equivalent to notice of the meeting.  The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because such meeting is not lawfully called or convened.  Except as otherwise required by law, by the Certificate or by these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

SECTION 10.      Quorum.  At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business, but if less than a quorum is present at a meeting, a majority of the directors present may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice.  Any business that might have been transacted at the meeting as originally noticed may be transacted at such adjourned meeting at which a quorum is present.  For purposes of this Article II, the total number of directors includes any unfilled vacancies on the Board of Directors.

SECTION 11.      Action at Meeting.  At any meeting of the Board of Directors at which a quorum is present, the affirmative vote of a majority of the directors present shall constitute action by the Board of Directors, unless otherwise required by law, by the Certificate or by these Bylaws.

SECTION 12.      Action by Consent.  Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission.  After such action is taken, the writing or writings or electronic transmission or transmissions shall be filed with the records of the meetings of the Board of Directors.  Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.  Such consent shall be treated as a resolution of the Board of Directors for all purposes.

SECTION 13.      Manner of Participation.  Directors may participate in meetings of the Board of Directors by means of video conference, conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting for purposes of these Bylaws.

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SECTION 14.      Presiding Director.  The Board of Directors shall designate a representative to preside over all meetings of the Board of Directors, provided that if the Board of Directors does not so designate such a presiding director or such designated presiding director is unable to so preside or is absent, then the Chairperson of the Board, if one is elected, shall preside over all meetings of the Board of Directors.  If both the designated presiding director, if one is so designated, and the Chairperson of the Board, if one is elected, are unable to preside or are absent, the Board of Directors shall designate an alternate representative to preside over a meeting of the Board of Directors.

SECTION 15.      Committees.  The Board of Directors may designate one or more committees, including, without limitation, a Compensation Committee, a Nominating & Corporate Governance Committee and an Audit Committee, and may delegate thereto some or all of its powers to such committee(s) except those which by law, by the Certificate or by these Bylaws may not be delegated.  Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but unless otherwise provided by the Board of Directors or in such rules, its business shall be conducted so far as possible in the same manner as is provided by these Bylaws for the Board of Directors.  All members of such committees shall hold such offices at the pleasure of the Board of Directors.  The Board of Directors may abolish any such committee at any time.  Any committee to which the Board of Directors delegates any of its powers or duties shall keep records of its meetings.

SECTION 16.      Compensation of Directors.  Directors shall receive such compensation for their services as shall be determined by the Board of Directors, or a designated committee thereof, provided that directors who are serving the Corporation as employees shall not receive any salary or other compensation for their services as directors of the Corporation.

SECTION 17.      Emergency By-laws.  In the event of any emergency, disaster, catastrophe or other similar emergency condition of a type described in Section 110(a) of the DGCL (an “Emergency”), notwithstanding any different or conflicting provisions in the DGCL, the Certificate or these By-laws, during such Emergency:

(a)          A meeting of the Board of Directors or a committee thereof may be called by any director, the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary by such means as, in the judgment of the person calling the meeting, may be feasible at the time, and notice of any such meeting of the Board of Directors or any committee may be given, in the judgment of the person calling the meeting, only to such directors as it may be feasible to reach at the time and by such means as may be feasible at the time.  Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.

(b)          The director or directors in attendance at a meeting called in accordance with Section 17(a) of this Article II shall constitute a quorum.

(c)          No officer, director or employee acting in accordance with this Section 17 shall be liable except for willful misconduct.  No amendment, repeal or change to this Section 17 shall modify the prior sentence with regard to actions taken prior to the time of such amendment, repeal or change.

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ARTICLE III

Officers

SECTION 1.        Enumeration.  The officers of the Corporation shall consist of a President, a Treasurer, a Secretary and such other officers, including, without limitation, a Chairperson of the Board, a Chief Executive Officer and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine .  Any number of offices may be held by the same person.  The salaries and other compensation of the officers of the Corporation will be fixed by or in the manner designated by the Board of Directors or a committee thereof to which the Board of Directors has delegated such responsibility.

SECTION 2.        Election.  The Board of Directors shall elect the President, the Treasurer and the Secretary.  Other officers may be elected by the Board of Directors or by such officers delegated such authority by the Board of Directors.

SECTION 3.        Qualification.  No officer need be a stockholder or a director.

SECTION 4.        Tenure.  Except as otherwise provided by the Certificate or by these Bylaws, each of the officers of the Corporation shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

SECTION 5.        Resignation and Removal.  Any officer may resign by delivering his or her written or electronically transmitted resignation to the Corporation addressed to the President or the Secretary, and such resignation shall be effective upon receipt, unless the resignation otherwise provides.  Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.  Except as otherwise provided by law or by resolution of the Board of Directors, the Board of Directors may remove any officer.  Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following his or her resignation or removal, or any right to damages on account of such removal, whether his or her compensation be by the month or by the year or otherwise, unless such compensation is expressly provided in a duly authorized written agreement with the Corporation.

SECTION 6.        Absence or Disability.  In the event of the absence or disability of any officer, the Board of Directors may designate another officer to act temporarily in place of such absent or disabled officer.

SECTION 7.        Vacancies.  Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

SECTION 8.        President.  The President shall, subject to the direction of the Board of Directors, have such powers and shall perform such duties as the Board of Directors may from time to time designate.

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SECTION 9.        Chairperson of the Board.  The Chairperson of the Board, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 10.      Chief Executive Officer.  The Chief Executive Officer, if one is elected, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

SECTION 11.      Vice Presidents and Assistant Vice Presidents.  Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 12.      Treasurer and Assistant Treasurers.  The Treasurer shall, subject to the direction of the Board of Directors and except as the Board of Directors or the Chief Executive Officer may otherwise provide, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account.  The Treasurer shall have custody of all funds, securities and valuable documents of the Corporation.  He or she shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer.  Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 13.      Secretary and Assistant Secretaries.  The Secretary shall record all the proceedings of the meetings of the stockholders and the Board of Directors (including committees of the Board of Directors) in books kept for that purpose.  In his or her absence from any such meeting, a temporary secretary chosen at the meeting shall record the proceedings thereof.  The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation).  The Secretary shall have custody of the seal of the Corporation, and the Secretary or an Assistant Secretary shall have authority to affix it to any instrument requiring it, and, when so affixed, the seal may be attested by his or her signature or that of an Assistant Secretary.  The Secretary shall have such other duties and powers as may be designated from time to time by the Board of Directors or the Chief Executive Officer.  In the absence of the Secretary, any Assistant Secretary may perform his or her duties and responsibilities.  Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors or the Chief Executive Officer may from time to time designate.

SECTION 14.      Other Powers and Duties.  Subject to these Bylaws and to such limitations as the Board of Directors may from time to time prescribe, the officers of the Corporation shall each have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred by the Board of Directors or the Chief Executive Officer.

SECTION 15.      Representation of Shares of Other Corporations.  The Chairperson of the Board, the President, any Vice President, the Treasurer, the Secretary or Assistant Secretary of this Corporation, or any other person authorized by the Board of Directors or the President or a Vice President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all securities of any other entity or entities standing in the name of this Corporation.  The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

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SECTION 16.      Bonded Officers.  The Board of Directors may require any officer to give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors upon such terms and conditions as the Board of Directors may specify, including, without limitation, a bond for the faithful performance of his or her duties and for the restoration to the Corporation of all property in his or her possession or under his or her control belonging to the Corporation.

ARTICLE IV

Capital Stock

SECTION 1.        Certificates of Stock.  Each stockholder shall be entitled to a certificate of the capital stock of the Corporation in such form as may from time to time be prescribed by the Board of Directors.  Such certificate shall be signed by any two authorized officers of the Corporation.  The Corporation seal and the signatures by the Corporation’s officers, the transfer agent or the registrar may be facsimiles.  In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the time of its issue.  Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law.  Notwithstanding anything to the contrary provided in these Bylaws, the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares (except that the foregoing shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation), and by the approval and adoption of these Bylaws, the Board of Directors has determined that all classes or series of the Corporation’s stock may be uncertificated, whether upon original issuance, re-issuance or subsequent transfer.

SECTION 2.        Transfers.  Subject to any restrictions on transfer and unless otherwise provided by the Board of Directors, shares of stock that are represented by a certificate may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require.  Shares of stock that are not represented by a certificate may be transferred on the books of the Corporation by submitting to the Corporation or its transfer agent such evidence of transfer and following such other procedures as the Corporation or its transfer agent may require.

SECTION 3.        Stock Transfer Agreements.  The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

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SECTION 4.        Record Holders.  Except as may otherwise be required by law, by the Certificate or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.

SECTION 5.        Record Date.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting and (b) in the case of any other action, shall not be more than sixty (60) days prior to such other action.  If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at 5:00 p.m. Pacific time on the day next preceding the day on which notice is given, or, if notice is waived, at 5:00 p.m. Pacific time on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be 5:00 p.m. Pacific time on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 6.        Replacement of Certificates.  In case of the alleged loss, destruction or mutilation of a certificate of stock of the Corporation, a duplicate certificate may be issued in place thereof, upon such terms as the Board of Directors may prescribe.

ARTICLE V

Indemnification

SECTION 1.        Definitions.  For purposes of this Article V:

(a)          “Corporate Status” describes the status of a person who is serving or has served (i) as a Director of the Corporation, (ii) as an Officer of the Corporation, (iii) as a Non-Officer Employee of the Corporation or (iv) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity which such person is or was serving at the request of the Corporation.  For purposes of this Section 1(a), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation.  Notwithstanding the foregoing, “Corporate Status” shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person’s activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation;

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(b)          “Director” means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation;

(c)          “Disinterested Director” means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding;

(d)          “Expenses” means all attorneys’ fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding;

(e)          “Liabilities” means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement;

(f)          “Non-Officer Employee” means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer;

(g)          “Officer” means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation;

(h)          “Proceeding” means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative; and

(i)          “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) either (i) a general partner, managing member or other similar interest or (ii) (A) fifty percent (50%) or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity, or (B) fifty percent (50%) or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

SECTION 2.        Indemnification of Directors and Officers.

(a)          Subject to the operation of Section 4 of this Article V, each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 2.

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(1)          Actions, Suits and Proceedings Other than By or In the Right of the Corporation.  Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2)          Actions, Suits and Proceedings By or In the Right of the Corporation.  Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director’s or Officer’s behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director’s or Officer’s Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 2(a)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery of the State of Delaware or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3)          Survival of Rights.  The rights of indemnification provided by this Section 2 shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4)          Actions by Directors or Officers.  Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer)  was authorized in advance by the Board of Directors, unless such Proceeding was brought to enforce such Officer’s or Director’s rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.

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SECTION 3.        Indemnification of Non-Officer Employees.  Subject to the operation of Section 4 of this Article V, each Non-Officer Employee may, in the discretion of the Board of Directors, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee’s behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee’s Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.  The rights of indemnification provided by this Section 3 shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators.  Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors.

SECTION 4.        Determination.  Unless ordered by a court, no indemnification shall be provided pursuant to this Article V to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.  Such determination shall be made by (a) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (b) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (c) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion or (d) by the stockholders of the Corporation.

SECTION 5.        Advancement of Expenses to Directors Prior to Final Disposition.

(a)          The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director’s Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding.  Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses.  Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (i) authorized by the Board of Directors or (ii) brought to enforce such Director’s rights to indemnification or advancement of Expenses under these Bylaws.

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(b)          If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim.  The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Article V shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible.  The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(c)          In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 6.        Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.

(a)          The Corporation may, at the discretion of the Board of Directors, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding.  Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(b)          In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 7.        Contractual Nature of Rights.

(a)          The provisions of this Article V shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Article V is in effect, in consideration of such person’s past or current and any future performance of services for the Corporation.  Neither amendment, repeal or modification of any provision of this Article V nor the adoption of any provision of the Certificate inconsistent with this Article V shall eliminate or reduce any right conferred by this Article V in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced.  The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Article V shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

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(b)          If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim.  The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel or stockholders) to make a determination concerning the permissibility of such indemnification under this Article V shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible.  The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(c)          In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

SECTION 8.        Non-Exclusivity of Rights.  The rights to indemnification and to advancement of Expenses set forth in this Article V shall not be exclusive of any other right that any Director, Officer or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

SECTION 9.        Insurance.  The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person’s Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Article V.

SECTION 10.      Other Indemnification.  The Corporation’s obligation, if any, to indemnify or provide advancement of Expenses to any person under this Article V as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the “Primary Indemnitor”).  Any indemnification or advancement of Expenses under this Article V owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

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SECTION 11.      Savings Clause.  If this Article V or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each indemnitee as to any expenses (including, without limitation, attorneys’ fees), liabilities, losses, judgments, fines (including, without limitation, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, as amended) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article V that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE VI

Miscellaneous Provisions

SECTION 1.        Fiscal Year.  The fiscal year of the Corporation shall be determined by the Board of Directors.

SECTION 2.        Seal.  The Board of Directors shall have power to adopt and alter the seal of the Corporation.

SECTION 3.        Execution of Instruments.  All deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by the Chairperson of the Board, if one is elected, the President or the Treasurer or any other officer, employee or agent of the Corporation as the Board of Directors or an executive committee of the Board of Directors may authorize or determine.

SECTION 4.        Voting of Securities.  Unless the Board of Directors otherwise provides, the Chairperson of the Board, if one is elected, the President or the Treasurer may waive notice of, and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or stockholders of any other corporation or organization, any of whose securities are held by the Corporation.

SECTION 5.        Resident Agent.  The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

SECTION 6.        Corporate Records.  The original or attested copies of the Certificate, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock transfer books, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, may be kept outside the State of Delaware and shall be kept at the principal office of the Corporation, at an office of its counsel, at an office of its transfer agent or in such manner as may be permitted by law.

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SECTION 7.        Certificate.  All references in these Bylaws to the Certificate shall be deemed to refer to the Certificate, as amended and/or restated and in effect from time to time.

SECTION 8.        Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts.  Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate or these Bylaws (including the interpretation, validity or enforceability thereof) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, however, that this sentence will not apply to any causes of action arising under the Securities Act, or the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction.  Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, or the respective rules and regulations promulgated thereunder.  To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 8.

SECTION 9.        Amendment of Bylaws.

(a)          Amendment by Directors.  Except as otherwise required by law, these Bylaws may be amended or repealed by the Board of Directors.

(b)          Amendment by Stockholders.  Except as otherwise provided herein, the Bylaws of the Corporation may be amended or repealed at any annual meeting of stockholders, or at any special meeting of stockholders called for such purpose, by the affirmative vote of the holders of  not less than two-thirds (2/3) of the voting power of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, however, that if the Board of Directors recommends that stockholders approve such amendment or repeal at such meeting of stockholders, such amendment or repeal shall only require the affirmative vote of the majority of outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class.

SECTION 10.      Notices.  If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.  Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

SECTION 11.      Waivers.  A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person.  Neither the business to be transacted at, nor the purpose of, any meeting need be specified in such a waiver.

Adopted [●], 2026.

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Exhibit H

Form of PCSC Incentive Equity Plan

[Attached]

Agreed Form

FREENOME, INC.
2026 EQUITY INCENTIVE PLAN

SECTION 1.        GENERAL PURPOSE OF THE PLAN; DEFINITIONS

The name of the plan is the Freenome, Inc. 2026 Equity Incentive Plan (as amended from time to time, the “Plan”).  The purpose of the Plan is to encourage and enable the officers, employees, Non-Employee Directors and Consultants of Freenome, Inc. (the “Company”) and its Affiliates upon whose judgment, initiative and efforts the Company largely depends for the successful conduct of its business to acquire a proprietary interest in the Company.  It is anticipated that providing such persons with a direct stake in the Company’s welfare will assure a closer alignment of their interests with those of the Company and its stockholders, thereby stimulating their efforts on the Company’s behalf and strengthening their desire to remain with the Company or one of its Affiliates.

The following terms shall be defined as set forth below:

“Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Administrator” means either the Board or the compensation committee of the Board or a similar committee performing the functions of the compensation committee and that is comprised of not less than two Non‑Employee Directors who are independent.

“Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 of the Act. The Board will have the authority to determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

“Award” or “Awards,” except where referring to a particular category of grant under the Plan, shall include Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards and Dividend Equivalent Rights.

“Award Certificate” means a written or electronic document setting forth the terms and provisions applicable to an Award granted under the Plan.  Each Award Certificate is subject to the terms and conditions of the Plan.

“Board” means the Board of Directors of the Company.

“Cash-Based Award” means an Award entitling the recipient to receive a cash-denominated payment granted pursuant to Section 10.

“Closing” means the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of December 5, 2025 by and among Perceptive Capital Solutions Corp, StarNet Merger Sub I, Corp., StarNet Merger Sub II, LLC, and Freenome Holdings, Inc.

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“Code” means the Internal Revenue Code of 1986, as amended, and the rules, regulations and interpretations thereunder.

“Consultant” means a consultant or adviser who provides bona fide services to the Company or an Affiliate as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Act.

“Dividend Equivalent Right” means an Award entitling the grantee to receive credits based on ordinary cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) granted pursuant to Section 11.

“Effective Date” means the date on which the Plan becomes effective as set forth in Section 19.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price on such date.  If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

“Incentive Stock Option” means any Stock Option designated and qualified as an “incentive stock option” as defined in Section 422 of the Code.

“Non-Employee Director” means a member of the Board who is not also an employee of the Company or any Subsidiary.

“Non-Qualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

“Option” or “Stock Option” means any option to purchase shares of Stock granted pursuant to Section 5.

“Outstanding Shares” means, as of a specified date, the sum of (a) number of shares of Stock issued and outstanding and (b) the number of shares of Stock issuable pursuant to the exercise of any outstanding, pre-funded warrants to acquire shares of Stock for a nominal exercise price.

“Prior Plan” means the Freenome Holdings, Inc. 2016 Equity Incentive Plan, as amended.

“Restricted Shares” means the shares of Stock underlying a Restricted Stock Award that remain subject to a risk of forfeiture or the Company’s right of repurchase.

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“Restricted Stock Award” means an Award of Restricted Shares granted pursuant to Section 7.

“Restricted Stock Units” means an Award of stock units granted pursuant to Section 8.

“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group acting in concert or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

“Sale Price” means the value, as determined by the Administrator, of the consideration payable, or otherwise to be received by stockholders, per share of Stock, pursuant to a Sale Event.

“Section 409A” means Section 409A of the Code and the regulations and other guidance promulgated thereunder.

“Service Relationship” means any relationship as an employee, director or Consultant of the Company or any Affiliate.  Unless otherwise set forth in the applicable Award Certificate, a Service Relationship shall be deemed to continue without interruption in the event the grantee’s status changes from full-time employee to part-time employee, director or Consultant or vice versa, provided that there is no interruption or other termination of Service Relationship in connection with the grantee’s change in capacity.

“Stock” means the Common Stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 3.

“Stock Appreciation Right” means an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) granted pursuant to Section 6.

“Subsidiary” means any corporation or other entity (other than the Company) in which the Company has at least a 50% interest, either directly or indirectly.

“Ten Percent Owner” means an employee who owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any parent or subsidiary corporation.

“Unrestricted Stock Award” means an Award of shares of Stock free of any restrictions granted pursuant to Section 9.

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SECTION 2.        ADMINISTRATION OF PLAN; ADMINISTRATOR AUTHORITY TO SELECT GRANTEES AND DETERMINE AWARDS

(a)          Administration of Plan.  The Plan shall be administered by the Administrator.

(b)          Powers of Administrator.  The Administrator shall have the power and authority to grant Awards consistent with the terms of the Plan, including the power and authority:

(i)          to select the individuals to whom Awards may from time to time be granted;

(ii)         to determine the time or times of grant, and the extent, if any, of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock Awards, Restricted Stock Units, Unrestricted Stock Awards, Cash-Based Awards and Dividend Equivalent Rights, or any combination of the foregoing, granted to any one or more grantees;

(iii)        to determine the number of shares of Stock to be covered by any Award;

(iv)       to determine and modify from time to time the terms and conditions, including restrictions, not inconsistent with the terms of the Plan, of any Award, which terms and conditions may differ among individual Awards and grantees, and to approve the forms of Award Certificates;

(v)         to accelerate at any time the exercisability or vesting of all or any portion of any Award;

(vi)        subject to the provisions of Section 5(c) or Section 6(d), as applicable, to extend at any time the period in which Stock Options and Stock Appreciation Rights may be exercised;

(vii)      at any time to adopt, alter and repeal such rules, guidelines and practices for administration of the Plan and for its own acts and proceedings as it deems advisable;

(viii)      to interpret the terms and provisions of the Plan and any Award (including related written and electronic instruments);

(ix)        to make all determinations it deems advisable for the administration of the Plan;

(x)         to decide all disputes arising in connection with the Plan; and

(xi)        to otherwise supervise the administration of the Plan.

All decisions and interpretations of the Administrator shall be binding on all persons, including the Company, Affiliates and Plan grantees.

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(c)         Delegation of Authority to Grant Awards.  Subject to applicable law, the Administrator, in its discretion, may delegate to a subcommittee comprised of one or more members of the Board or committee comprised of one or more officers of the Company, including the Chief Executive Officer of the Company, all or part of the Administrator’s authority and duties with respect to the granting of Awards to individuals who are not (i) subject to the reporting and other provisions of Section 16 of the Exchange Act and (ii) members of the delegated subcommittee or committee.  Any such delegation by the Administrator shall include a time period for the delegation and a limitation as to the amount of Stock underlying Awards that may be granted during the period of the delegation and shall contain guidelines as to the determination of the exercise price and the vesting criteria.  The Administrator may revoke or amend the terms of a delegation at any time but such action shall not invalidate any prior actions of the Administrator’s delegate or delegates that were consistent with the terms of the Plan and limits and guidelines in effect at the time of the prior action.

(d)         Award Certificate.  Other than with respect to Cash-Based Awards, Awards under the Plan shall be evidenced by Award Certificates that set forth the terms, conditions and limitations for each Award, which may include, without limitation, the term of an Award and the provisions applicable in the event employment or service terminates.

(e)        Indemnification.  Neither the Board nor the Administrator, nor any member of either or any delegate thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and the members of the Board and the Administrator (and any delegate thereof) shall be entitled in all cases to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, reasonable attorneys’ fees) arising or resulting therefrom to the fullest extent permitted by law and/or under the Company’s articles or bylaws or any directors’ and officers’ liability insurance coverage that may be in effect from time to time and/or any indemnification agreement between such individual and the Company.

(f)          Non-U.S. Award Recipients.  Notwithstanding any provision of the Plan to the contrary, in order to comply, or facilitate compliance, with the laws in other countries in which the Company and its Affiliates operate or have employees or other individuals eligible for Awards, the Administrator, in its sole discretion, shall have the power and authority to:  (i) determine which Affiliates are covered by the Plan; (ii) determine which individuals outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to individuals outside the United States to comply, or facilitate compliance, with applicable non-U.S. laws; (iv) establish subplans and modify exercise procedures and other terms and procedures, to the extent the Administrator determines such actions to be necessary or advisable (and such subplans and/or modifications shall be incorporated into and made part of this Plan); provided, however, that no such subplans and/or modifications shall increase the share limitations contained in Section 3(a) hereof; and (v) take any action, before or after an Award is made, that the Administrator determines to be necessary or advisable to obtain approval or comply, or facilitate compliance, with any local governmental regulatory exemptions or approvals.  Notwithstanding the foregoing, the Administrator may not take any actions hereunder, and no Awards shall be granted, that would violate the Exchange Act or any other applicable United States securities law, the Code or any other applicable United States governing statute or law.

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SECTION 3.        STOCK ISSUABLE UNDER THE PLAN; MERGERS; SUBSTITUTION

(a)        Stock Issuable.  The maximum number of shares of Stock reserved and available for issuance under the Plan shall be [●] shares (the “Initial Limit”), subject to adjustment as provided in this Section 3 plus, on January 1, 2027 and each January 1 thereafter, the number of shares of Stock reserved and available for issuance under the Plan shall be automatically cumulatively increased by (i) 5% of the number of Outstanding Shares on the immediately preceding December 31 or (ii) such lesser number of shares of Stock as determined by the Administrator (the “Annual Increase”).  Subject to such overall limitation, the maximum aggregate number of shares of Stock that may be issued in the form of Incentive Stock Options shall not exceed the Initial Limit, as cumulatively increased on January 1, 2027 and each January 1 thereafter by the lesser of the Annual Increase for such year or 7,000,000 shares of Stock, subject in all cases to adjustment as provided in Section 3(b).  For purposes of these limitations, the shares of Stock underlying any awards under the Plan or the Prior Plan that are forfeited, canceled, held back upon exercise of an Option or settlement of an Award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting, satisfied without the issuance of Stock or otherwise terminated (other than by exercise) will be added back to the shares of Stock available for issuance under the Plan and, to the extent permitted under Section 422 of the Code and the regulations promulgated thereunder, the shares of Stock that may be issued as Incentive Stock Options.  In the event the Company repurchases shares of Stock on the open market, such shares shall not be added to the shares of Stock available for issuance under the Plan.  Subject to such overall limitations, shares of Stock may be issued up to such maximum number pursuant to any type or types of Award.  The shares available for issuance under the Plan may be authorized but unissued shares of Stock or shares of Stock reacquired by the Company.  Awards that may be settled solely in cash shall not be counted against the share reserve.

(b)         Changes in Stock.  Subject to Section 3(c) hereof, if, as a result of any reorganization, recapitalization, reclassification, stock dividend, extraordinary cash dividend, stock split, reverse stock split or other similar change in the Company’s capital stock, Outstanding Shares are increased or decreased or are exchanged for a different number or kind of shares or other securities of the Company, or additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Stock or other securities, or, if, as a result of any merger, consolidation or sale of all or substantially all of the assets of the Company, Outstanding Shares are converted into or exchanged for securities of the Company or any successor entity (or a parent or subsidiary thereof), the Administrator shall make an appropriate or proportionate adjustment in (i) the maximum number of shares reserved for issuance under the Plan, including the maximum number of shares that may be issued in the form of Incentive Stock Options, (ii) the number and kind of shares or other securities subject to any then outstanding Awards under the Plan, (iii) the repurchase price, if any, per share subject to each outstanding Restricted Stock Award and (iv) the exercise price for each share subject to any then outstanding Stock Options and Stock Appreciation Rights under the Plan, without changing the aggregate exercise price (i.e., the exercise price multiplied by the number of shares subject to Stock Options and Stock Appreciation Rights) as to which such Stock Options and Stock Appreciation Rights remain exercisable.  The Administrator shall also make equitable or proportionate adjustments in the number of shares subject to outstanding Awards and the exercise price and the terms of outstanding Awards to take into consideration cash dividends paid other than in the ordinary course or any other extraordinary corporate event.  The adjustment by the Administrator shall be final, binding and conclusive.  No fractional shares of Stock shall be issued under the Plan resulting from any such adjustment, but the Administrator in its discretion may make a cash payment in lieu of fractional shares.

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(c)        Mergers and Other Transactions.  In the case of and subject to the consummation of a Sale Event, the parties thereto may cause the assumption or continuation of Awards theretofore granted by the successor entity or the substitution of such Awards with new Awards of the successor entity or parent thereof, with appropriate adjustment as to the number and kind of shares and, if appropriate, the per share exercise prices, as such parties shall agree.  To the extent the parties to such Sale Event do not provide for the assumption, continuation or substitution of Awards, upon the effective time of the Sale Event, the Plan and all outstanding Awards granted hereunder shall terminate.  In such case, except as may be otherwise provided in the relevant Award Certificate, all Awards with time-based vesting, conditions or restrictions shall become fully vested and exercisable or nonforfeitable as of the effective time of the Sale Event, and all Awards with conditions and restrictions relating to the attainment of performance goals may become vested and exercisable or nonforfeitable in connection with a Sale Event in the Administrator’s discretion or to the extent specified in the relevant Award Certificate.  In the event of such termination, (i) the Company shall have the option (in its sole discretion) to make or provide for a payment, in cash or in kind, to the grantees holding Options and Stock Appreciation Rights, in exchange for the cancellation thereof, in an amount equal to the difference between (A) the Sale Price multiplied by the number of shares of Stock subject to outstanding Options and Stock Appreciation Rights (to the extent then exercisable (after taking into account any acceleration hereunder) at prices not in excess of the Sale Price) and (B) the aggregate exercise price of all such outstanding Options and Stock Appreciation Rights (provided that, in the case of an Option or Stock Appreciation Right with an exercise price equal to or greater than the Sale Price, such Option or Stock Appreciation Right shall be cancelled for no consideration) or (ii) each grantee shall be permitted, within a specified period of time prior to the consummation of the Sale Event as determined by the Administrator, to exercise all outstanding Options and Stock Appreciation Rights (to the extent then exercisable after taking into account any acceleration hereunder) held by such grantee.  The Company shall also have the option, in its sole discretion, to make or provide for a payment, in cash or in kind, to the grantees holding other Awards, in exchange for the cancellation thereof, in an amount equal to the Sale Price multiplied by the number of vested shares of Stock under such Awards (after taking into account any acceleration hereunder).

(d)         Maximum Awards to Non-Employee Directors.  Notwithstanding anything to the contrary in this Plan, the value of all Awards awarded under this Plan and all other cash compensation paid by the Company to any Non-Employee Director in any calendar year for services as a Non-Employee Director shall not exceed $600,000; provided, however, that such amount shall be $1,000,000 for the calendar year in which the applicable Non-Employee Director is initially elected or appointed to the Board.  For the purpose of these limitations, the value of any Award shall be its grant date fair value, as determined in accordance with FASB ASC Topic 718 or successor provision but excluding the impact of estimated forfeitures related to service-based vesting provisions.

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(e)         Substitute Awards. The Administrator may grant Awards under the Plan in substitution for shares and share-based awards held by employees, directors or consultants of another corporation in connection with the merger or consolidation of the employing corporation with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or shares of the employing corporation. The Administrator may direct that the substitute Awards be granted on such terms and conditions as the Administrator considers appropriate in the circumstances. To the extent permitted by applicable law, any substitute Awards granted under the Plan shall not count against the share limitations set forth in Section 3(a).

SECTION 4.        ELIGIBILITY

Grantees under the Plan will be such employees, Non-Employee Directors or Consultants of the Company and its Affiliates as are selected from time to time by the Administrator in its sole discretion; provided that Awards may not be granted to employees, Non-Employee Directors or Consultants who are providing services only to any “parent” of the Company, as such term is defined in Rule 405 of the Act, unless (i) the stock underlying the Awards is treated as “service recipient stock” under Section 409A or (ii) the Company, in consultation with its legal counsel, has determined that such Awards are exempt from or otherwise comply with Section 409A.

SECTION 5.        STOCK OPTIONS

(a)       Award of Stock Options.  The Administrator may grant Stock Options under the Plan.  Any Stock Option granted under the Plan shall be in such form as the Administrator may from time to time approve.

Stock Options granted under the Plan may be either Incentive Stock Options or Non-Qualified Stock Options.  Incentive Stock Options may be granted only to employees of the Company, any “parent corporation” within the meaning of Section 424(e) of the Code or any Subsidiary that is a “subsidiary corporation” within the meaning of Section 424(f) of the Code. To the extent that any Option does not qualify as an Incentive Stock Option, it shall be deemed a Non-Qualified Stock Option.

Stock Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator deems desirable.  If the Administrator so determines, Stock Options may be granted in lieu of cash compensation at the optionee’s election, subject to such terms and conditions as the Administrator may establish.

(b)          Exercise Price.  The exercise price per share for the Stock covered by a Stock Option shall be determined by the Administrator at the time of grant but shall not be less than 100% of the Fair Market Value on the date of grant.  In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the exercise price of such Incentive Stock Option shall be not less than 110% of the Fair Market Value on the grant date.  Notwithstanding the foregoing, Stock Options may be granted with an exercise price per share that is less than 100% of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Option is otherwise exempt from or compliant with Section 409A.

(c)          Option Term.  The term of each Stock Option shall be fixed by the Administrator, but no Stock Option shall be exercisable more than ten years after the date the Stock Option is granted.  In the case of an Incentive Stock Option that is granted to a Ten Percent Owner, the term of such Stock Option shall be no more than five years from the date of grant.

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(d)       Exercisability; Rights of a Stockholder.  Stock Options shall become exercisable at such time or times, whether or not in installments, as determined by the Administrator at or after the grant date.  An optionee shall have the rights of a stockholder only as to shares acquired upon the exercise of a Stock Option and not as to unexercised Stock Options.

(e)          Method of Exercise.  Stock Options may be exercised in whole or in part, by giving written or electronic notice of exercise to the Company, specifying the number of shares to be purchased.  Payment of the exercise price may be made by one or more of the following methods except to the extent otherwise provided in the Award Certificate:

(i)          In cash, by certified or bank check or other instrument acceptable to the Administrator;

(ii)         Through the delivery (or attestation to the ownership following such procedures as the Company may prescribe) of shares of Stock that are not then subject to restrictions under any Company plan.  Such surrendered shares shall be valued at Fair Market Value on the exercise date;

(iii)       By the optionee delivering to the Company a properly executed exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company cash or a check payable and acceptable to the Company for the exercise price; provided that in the event the optionee chooses to pay the exercise price as so provided, the optionee and the broker shall comply with such procedures and enter into such agreements of indemnity and other agreements as the Company may prescribe as a condition of such payment procedure; or

(iv)        With respect to Stock Options that are not Incentive Stock Options, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price.

Payment instruments will be received subject to collection.  The transfer to the optionee on the records of the Company or of the transfer agent of the shares of Stock to be purchased pursuant to the exercise of a Stock Option will be contingent upon receipt from the optionee (or a purchaser acting in the optionee’s stead in accordance with the provisions of the Stock Option) by the Company of the full exercise price for such shares and the fulfillment of any other requirements contained in the Award Certificate or applicable provisions of laws (including the satisfaction of any withholding taxes that the Company or an Affiliate is obligated to withhold with respect to the optionee).  In the event an optionee chooses to pay the exercise price by previously-owned shares of Stock through the attestation method, the number of shares of Stock transferred to the optionee upon the exercise of the Stock Option shall be net of the number of attested shares.  In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Stock Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Stock Options may be permitted through the use of such an automated system.

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(f)         Annual Limit on Incentive Stock Options.  To the extent required for “incentive stock option” treatment under Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of the shares of Stock with respect to which Incentive Stock Options granted under this Plan and any other plan of the Company or its parent and subsidiary corporations become exercisable for the first time by an optionee during any calendar year shall not exceed $100,000.  To the extent that any Stock Option exceeds this limit, it shall be a Non-Qualified Stock Option.

SECTION 6.        STOCK APPRECIATION RIGHTS

(a)         Award of Stock Appreciation Rights.  The Administrator may grant Stock Appreciation Rights under the Plan.  A Stock Appreciation Right is an Award entitling the recipient to receive shares of Stock (or cash, to the extent explicitly provided for in the applicable Award Certificate) having a value equal to the excess of the Fair Market Value of a share of Stock on the date of exercise over the exercise price of the Stock Appreciation Right multiplied by the number of shares of Stock with respect to which the Stock Appreciation Right is exercised.

(b)         Exercise Price of Stock Appreciation Rights.  The exercise price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of the Stock on the date of grant. Notwithstanding the foregoing, Stock Appreciation Rights may be granted with an exercise price per share that is less than 100% of the Fair Market Value on the date of grant (i) pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code, (ii) to individuals who are not subject to U.S. income tax on the date of grant or (iii) if the Stock Appreciation Right is otherwise exempt from or compliant with Section 409A.

(c)         Grant and Exercise of Stock Appreciation Rights.  Stock Appreciation Rights may be granted by the Administrator independently of any Stock Option granted pursuant to the Plan.

(d)         Terms and Conditions of Stock Appreciation Rights.  Stock Appreciation Rights shall be subject to such terms and conditions as determined by the Administrator on or after the date of grant.  The term of a Stock Appreciation Right may not exceed ten years.

SECTION 7.        RESTRICTED STOCK AWARDS

(a)        Nature of Restricted Stock Awards.  The Administrator may grant Restricted Stock Awards under the Plan.  A Restricted Stock Award is any Award of Restricted Shares subject to such restrictions and conditions as the Administrator determines at or after the time of grant.

(b)       Rights as a Stockholder.  Upon the grant of a Restricted Stock Award and payment of any applicable purchase price, if any, a grantee shall have the rights of a stockholder with respect to the voting of the Restricted Shares and receipt of dividends; provided that any dividends paid by the Company during the vesting period shall accrue and shall not be paid to the grantee until and to the extent the Restricted Stock Award vests.  Unless the Administrator determines otherwise, (i) uncertificated Restricted Shares shall be accompanied by a notation on the records of the Company or the transfer agent to the effect that they are subject to forfeiture until such Restricted Shares are vested as provided in Section 7(d) below, and (ii) certificated Restricted Shares shall remain in the possession of the Company until such Restricted Shares are vested as provided in Section 7(d) below, and the grantee shall be required, as a condition of the grant, to deliver to the Company such instruments of transfer as the Administrator may prescribe.

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(c)          Restrictions.  Restricted Shares may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as specifically provided herein or in the Award Certificate.  Except as otherwise provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, if a grantee’s Service Relationship terminates for any reason, any Restricted Shares that have not vested at the time of termination shall automatically and without any requirement of notice to such grantee from or other action by or on behalf of, the Company be deemed to have been reacquired by the Company at their original purchase price (if any) from such grantee or such grantee’s legal representative simultaneously with such termination of the Service Relationship, and thereafter shall cease to represent any ownership of the Company by the grantee or rights of the grantee as a stockholder.  Following such deemed reacquisition of Restricted Shares that are represented by physical certificates, a grantee shall surrender such certificates to the Company upon request without consideration.

(d)         Vesting of Restricted Shares.  The Administrator at or after the time of grant shall specify the date or dates and/or the attainment of pre-established performance goals, objectives or other conditions on which the non-transferability of the Restricted Shares and the Company’s right of repurchase or forfeiture shall lapse.  Subsequent to such date or dates and/or the attainment of such pre-established performance goals, objectives or other conditions, the shares on which all restrictions have lapsed shall no longer be Restricted Shares and shall be deemed “vested.”

SECTION 8.        RESTRICTED STOCK UNITS

(a)          Nature of Restricted Stock Units.  The Administrator may grant Restricted Stock Units under the Plan.  A Restricted Stock Unit is an Award of stock units that may be settled in shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate) upon the satisfaction of such restrictions and conditions at the time of grant.  Except in the case of Restricted Stock Units with a deferred settlement date that complies with Section 409A, at the end of the vesting period, Restricted Stock Units, to the extent vested, shall be settled in the form of shares of Stock (or cash, to the extent explicitly provided for in the Award Certificate).  Restricted Stock Units with deferred settlement dates granted to U.S. taxpayers are subject to Section 409A and shall contain such additional terms and conditions as the Administrator may determine in its sole discretion in order to comply with the requirements of Section 409A.

(b)         Election to Receive Restricted Stock Units in Lieu of Compensation.  The Administrator may, in its sole discretion, permit a grantee to elect to receive a portion of future cash compensation otherwise due to such grantee in the form of an Award of Restricted Stock Units.  Any such election shall be made in writing and shall be delivered to the Company no later than the date specified by the Administrator and, if applicable, in accordance with Section 409A and such other rules and procedures established by the Administrator.  Any such future cash compensation that the grantee elects to defer will be converted to a fixed number of Restricted Stock Units based on the Fair Market Value of Stock on the date the compensation would otherwise have been paid to the grantee if such payment had not been deferred as provided herein.  The Administrator shall have the sole right to determine whether and under what circumstances to permit such elections and to impose such limitations and other terms and conditions thereon as the Administrator deems appropriate.  Any Restricted Stock Units that are elected to be received in lieu of cash compensation shall be fully vested, unless otherwise provided in the Award Certificate.

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(c)          Rights as a Stockholder.  A grantee shall have the rights as a stockholder only as to shares of Stock acquired by the grantee upon settlement of Restricted Stock Units; provided, however, that the grantee may be credited with Dividend Equivalent Rights with respect to the stock units underlying the grantee’s Restricted Stock Units, subject to the provisions of Section 11 and such terms and conditions as the Administrator may determine.

(d)         Termination.  Except as otherwise provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s right in all Restricted Stock Units that have not vested shall automatically terminate upon the termination of the grantee’s Service Relationship for any reason.

SECTION 9.        UNRESTRICTED STOCK AWARDS

Grant or Sale of Unrestricted Stock.  The Administrator may grant (or sell at par value or such higher purchase price determined by the Administrator) an Unrestricted Stock Award under the Plan.  An Unrestricted Stock Award is an Award pursuant to which the grantee receives shares of Stock free of any restrictions under the Plan.  Unrestricted Stock Awards may be granted in respect of past services or other valid consideration, or in lieu of cash compensation due to such grantee.

SECTION 10.      CASH-BASED AWARDS

Grant of Cash-Based Awards.  The Administrator may grant Cash-Based Awards under the Plan.  A Cash-Based Award is an Award that entitles the grantee to a payment in cash upon the attainment of specified performance goals.  The Administrator shall determine the maximum duration of the Cash-Based Award, the amount of cash to which the Cash-Based Award pertains, the conditions upon which the Cash-Based Award becomes vested or payable and such other provisions as the Administrator determines.  Each Cash-Based Award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the Administrator.  Payment, if any, with respect to a Cash-Based Award shall be made in accordance with the terms of the Award and may be made in cash.

SECTION 11.      DIVIDEND EQUIVALENT RIGHTS

(a)          Dividend Equivalent Rights.  The Administrator may grant Dividend Equivalent Rights under the Plan.  A Dividend Equivalent Right is an Award entitling the grantee to receive credits based on cash dividends that would have been paid on the shares of Stock specified in the Dividend Equivalent Right (or other Award to which it relates) if such shares had been issued to the grantee.  A Dividend Equivalent Right may be granted hereunder to any grantee as a component of an Award of Restricted Stock Units or as a freestanding Award.  The terms and conditions of Dividend Equivalent Rights shall be specified in the Award Certificate.  Dividend equivalents credited to the holder of a Dividend Equivalent Right may be paid currently or may be deemed to be reinvested in additional shares of Stock, which may thereafter accrue additional equivalents.  Any such reinvestment shall be at Fair Market Value on the date of reinvestment or such other price as may then apply under a dividend reinvestment plan sponsored by the Company, if any.  Dividend Equivalent Rights may be settled in cash or shares of Stock or a combination thereof, in a single installment or installments.  A Dividend Equivalent Right granted as a component of an Award of Restricted Stock Units shall be settled only upon settlement or payment of, or lapse of restrictions on, such other Award, and such Dividend Equivalent Right shall expire or be forfeited or annulled under the same conditions as such other Award.

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(b)         Termination.  Except as may otherwise be provided by the Administrator either in the Award Certificate or, subject to Section 16 below, in writing after the Award is issued, a grantee’s rights in all Dividend Equivalent Rights shall automatically terminate upon the termination of the grantee’s Service Relationship for any reason.

SECTION 12.      TRANSFERABILITY OF AWARDS

(a)        Transferability.  Except as provided in Section 12(b) below, during a grantee’s lifetime, such grantee’s Awards shall be exercisable only by the grantee, or by the grantee’s legal representative or guardian in the event of the grantee’s incapacity.  No Awards shall be sold, assigned, transferred or otherwise encumbered or disposed of by a grantee other than by will or by the laws of descent and distribution or pursuant to a domestic relations order.  No Awards shall be subject, in whole or in part, to attachment, execution or levy of any kind, and any purported transfer in violation hereof shall be null and void.

(b)         Administrator Action.  Notwithstanding Section 12(a), the Administrator, in its discretion, may provide either in the Award Certificate regarding a given Award or by subsequent written approval that the grantee (who is an employee or director) may transfer such grantee’s Non-Qualified Stock Options to such grantee’s immediate family members, to trusts for the benefit of such family members or to partnerships in which such family members are the only partners, provided that the transferee agrees in writing with the Company to be bound by all of the terms and conditions of this Plan and the applicable Award.  In no event may an Award be transferred by a grantee for value.

(c)        Family Member.  For purposes of Section 12(b), “family member” means a grantee’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the grantee’s household (other than a tenant of the grantee), a trust in which these persons (or the grantee) have more than 50% of the beneficial interest, a foundation in which these persons (or the grantee) control the management of assets and any other entity in which these persons (or the grantee) own more than 50% of the voting interests.

SECTION 13.      TAX WITHHOLDING

(a)         Payment by Grantee.  Each grantee shall, no later than the date as of which the value of an Award or of any Stock or other amount received thereunder first becomes includable in the gross income of the grantee for income tax purposes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of, any federal, state or local taxes, and non-U.S. or other taxes, of any kind required by law to be withheld by the Company or its Affiliates with respect to such income.  The Company and its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the grantee or to satisfy any applicable withholding obligations by any other method of withholding that the Company or its Affiliates deem appropriate.  The Company’s obligation to deliver evidence of book entry (or stock certificates) to any grantee is subject to and conditioned on tax withholding obligations being satisfied by the grantee.

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(b)       Payment in Stock.  The Administrator may require the Company’s or Affiliate’s tax withholding obligation to be satisfied, in whole or in part, by the Company withholding from shares of Stock to be issued pursuant to any Award a number of shares with an aggregate Fair Market Value (as of the date the withholding is effected) that would satisfy the withholding amount due; provided, however, that the amount withheld does not exceed the maximum statutory tax rate or such lesser amount as is necessary to avoid liability accounting treatment.  For purposes of share withholding, the Fair Market Value of withheld shares shall be determined in the same manner as the value of Stock includible in income of the grantees.  The Administrator may also require the Company’s or Affiliate’s tax withholding obligation to be satisfied, in whole or in part, by an arrangement whereby a certain number of shares of Stock issued pursuant to any Award are immediately sold and proceeds from such sale are remitted to the Company or Affiliate in an amount that would satisfy the withholding amount due.

SECTION 14.      SECTION 409A AWARDS

Awards are intended to be exempt from Section 409A to the greatest extent possible and to otherwise comply with Section 409A.  The Plan and all Awards shall be interpreted in accordance with such intent.  To the extent that any Award is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A (a “409A Award”), the Award shall be subject to such additional rules and requirements as specified by the Administrator from time to time in order to comply with Section 409A.  In this regard, if any amount under a 409A Award is payable upon a “separation from service” (within the meaning of Section 409A) to a grantee who is then considered a “specified employee” (within the meaning of Section 409A), then no such payment shall be made prior to the date that is the earlier of (i) six months and one day after the grantee’s separation from service or (ii) the grantee’s death, but only to the extent such delay is necessary to prevent such payment from being subject to interest, penalties and/or additional tax imposed pursuant to Section 409A.  Further, the settlement of any 409A Award may not be accelerated except to the extent permitted by Section 409A. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such payment. The grantee shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

SECTION 15.      TERMINATION OF SERVICE RELATIONSHIP, TRANSFER, LEAVE OF ABSENCE, ETC.

(a)          Termination of Service Relationship.  If the grantee’s Service Relationship is with an Affiliate and such Affiliate ceases to be an Affiliate, the grantee shall be deemed to have terminated such grantee’s Service Relationship for purposes of the Plan.

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(b)          For purposes of the Plan, the following events shall not be deemed a termination of a Service Relationship:

(i)          a transfer to the service of the Company from an Affiliate or from the Company to an Affiliate, or from one Affiliate to another; or

(ii)        an approved leave of absence for military service or sickness, or for any other purpose approved by the Company or its Affiliate, as the case may be, if the employee’s right to re-employment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise so provides in writing; or

(iii)        the transfer in status from one eligibility category under Section 4 hereof to another category.

(c)          In the event a grantee’s regular level of time commitment in the performance of such grantee’s services for the Company and its Affiliates is reduced (including, without limitation, if the grantee has a change in status from a full-time employee to a part-time employee or transitions from an employee to a director or Consultant) or if the grantee takes an extended leave of absence, in either case, after the date of grant of any Award to the grantee, the Administrator may, in its sole discretion and to the extent permitted by applicable law, (x) make a corresponding reduction in the number of shares subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment or status or during or after any such leave of absence and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award.  In the event of any such reduction, the grantee will not have any rights with respect to any portion of the Award that is so reduced.

SECTION 16.      AMENDMENTS AND TERMINATION

The Board may, at any time, amend or discontinue the Plan and the Administrator may, at any time, amend or cancel any outstanding Award for the purpose of satisfying changes in law or for any other lawful purpose, but no such action shall materially and adversely affect rights under any outstanding Award without the holder’s consent.  The Administrator is specifically authorized to exercise its discretion to reduce the exercise price of outstanding Stock Options or Stock Appreciation Rights or effect the repricing of such Awards through cancellation and re-grants or cancellation in exchange for cash or other Awards without stockholder approval.  To the extent required under the rules of any securities exchange or market system on which the Stock is listed or to the extent determined by the Administrator to be required by the Code to ensure that Incentive Stock Options granted under the Plan are qualified under Section 422 of the Code, Plan amendments shall be subject to approval by Company stockholders.  Nothing in this Section 16 shall limit the Administrator’s authority to take any action permitted pursuant to Section 3(b) or 3(c).

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SECTION 17.      STATUS OF PLAN

With respect to the portion of any Award that has not been exercised or settled and any payments in cash, Stock or other consideration not received by a grantee, a grantee shall have no rights greater than those of a general creditor of the Company unless the Administrator otherwise expressly determines in connection with any Award or Awards.  In its sole discretion, the Administrator may authorize the creation of trusts or other arrangements to meet the Company’s obligations to deliver Stock or make payments with respect to Awards hereunder, provided that the existence of such trusts or other arrangements is consistent with the foregoing sentence.

SECTION 18.      GENERAL PROVISIONS

(a)         No Distribution.  The Administrator may require each person acquiring Stock pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the shares without a view to distribution thereof.

(b)         Issuance of Stock.  To the extent certificated, stock certificates to grantees under this Plan shall be deemed delivered for all purposes when the Company or a stock transfer agent of the Company has mailed such certificates in the United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company or any Affiliate.  Uncertificated Stock shall be deemed delivered for all purposes when the Company or a Stock transfer agent of the Company has given to the grantee by electronic mail (with proof of receipt) or by United States mail, addressed to the grantee, at the grantee’s last known address on file with the Company or any Affiliate, notice of issuance and recorded the issuance in its records (which may include electronic “book entry” records).  Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any evidence of book entry or certificates evidencing shares of Stock pursuant to the exercise or settlement of any Award, unless and until the Administrator has determined, with advice of counsel (to the extent the Administrator deems such advice necessary or advisable), that the issuance and delivery is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed, quoted or traded.  Any Stock issued pursuant to the Plan shall be subject to any stop-transfer orders and other restrictions as the Administrator deems necessary or advisable to comply with federal, state or foreign jurisdiction securities or other laws, rules and quotation systems on which the Stock is listed, quoted or traded.  The Administrator may place legends on any Stock certificate or notations on any book entry to reference restrictions applicable to the Stock.  In addition to the terms and conditions provided herein, the Administrator may require that an individual make such reasonable covenants, agreements and representations as the Administrator, in its discretion, deems necessary or advisable in order to comply with any such laws, regulations or requirements.  The Administrator shall have the right to require any individual to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Administrator.

(c)         No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Administrator shall determine whether cash, other securities or other property shall be paid or transferred in lieu of any fractional shares, or whether such fractional shares or any rights thereto shall be cancelled, terminated or otherwise eliminated.

(d)         Stockholder Rights.  Until Stock is deemed delivered in accordance with Section 18(b), no right to vote or receive dividends or any other rights of a stockholder will exist with respect to shares of Stock to be issued in connection with an Award, notwithstanding the exercise of a Stock Option or Stock Appreciation Right or any other action by the grantee with respect to an Award.

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(e)        Other Compensation Arrangements; No Rights to Continued Service Relationship.  Nothing contained in this Plan shall prevent the Board from adopting other or additional compensation arrangements, including trusts, and such arrangements may be either generally applicable or applicable only in specific cases.  The adoption of this Plan and the grant of Awards do not confer upon any grantee any right to continued employment or other Service Relationship with the Company or any Affiliate.

(f)          Trading Policy Restrictions.  Awards under the Plan are subject to the Company’s insider trading policies and procedures, as in effect from time to time.

(g)         Clawback Policy.  A grantee’s rights with respect to any Award hereunder shall in all events be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any right that the Company may have under any Company clawback, forfeiture or recoupment policy as in effect from time to time or other agreement or arrangement with a grantee or (ii) applicable law.

SECTION 19.      EFFECTIVE DATE OF PLAN

This Plan shall become effective upon the date immediately preceding the Closing, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation and applicable stock exchange rules.  No grants of Awards may be made hereunder after the tenth anniversary of the Effective Date and no grants of Incentive Stock Options may be made hereunder after the tenth anniversary of the date the Plan is approved by the Board.

SECTION 20.      GOVERNING LAW

This Plan and all Awards and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California applied without regard to conflict of law principles.

DATE APPROVED BY BOARD OF DIRECTORS: _______________

DATE APPROVED BY STOCKHOLDERS: _______________

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Exhibit I

Form of PCSC Employee Stock Purchase Plan

[Attached]

Agreed Form

FREENOME, INC.
2026 EMPLOYEE STOCK PURCHASE PLAN

The purpose of the Freenome, Inc. 2026 Employee Stock Purchase Plan (the “Plan”) is to provide eligible employees of Freenome, Inc. (the “Company”) and each Designated Company (as defined in Section 11) with opportunities to purchase shares of Stock (as defined in Section 11).  An aggregate of [●] shares of Stock have been approved and reserved for this purpose plus, on January 1, 2027 and each January 1 thereafter through January 1, 2036, the number of shares of Stock reserved and available for issuance under the Plan shall be cumulatively increased by the least of (i) 1% of the number of Outstanding Shares on the immediately preceding December 31st, (ii) 1,500,000 shares of Stock, or (iii) such number of shares of Stock as determined by the Administrator.

The Plan includes two components: a Code Section 423 Component (the “423 Component”) and a non-Code Section 423 Component (the “Non-423 Component”).  It is intended for the 423 Component to constitute an “employee stock purchase plan” within the meaning of Section 423(b) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the 423 Component shall be interpreted in accordance with that intent (although the Company makes no undertaking or representation to maintain such qualification).  In addition, this Plan authorizes the grant of Options (as defined in Section 8) under the Non-423 Component, which does not qualify as an “employee stock purchase plan” under Section 423 of the Code, and such Options granted under the Non-423 Component shall be granted pursuant to separate Offerings (as defined in Section 2) containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator (as defined in Section 1) and designed to achieve tax, securities laws or other objectives for eligible employees and the Designated Companies in locations outside of the United States.  Except as otherwise provided herein or by the Administrator, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan, the terms of which need not be identical, in which eligible employees will participate, even if the dates of the applicable Offerings are identical, provided that the terms of participation are the same within each separate Offering under the 423 Component as determined under Section 423 of the Code.  Solely by way of example and without limiting the foregoing, the Company could, but is not required to, provide for simultaneous Offerings under the Section 423 Component and the Non-423 Component of the Plan.

1.         Administration.  The Plan will be administered by the person or persons (the “Administrator”) appointed by the Company’s Board of Directors (the “Board”) for such purpose.  The Administrator has authority at any time to: (i) adopt, alter and repeal such rules, guidelines and practices for the administration of the Plan and for its own acts and proceedings as it deems advisable; (ii) interpret the terms and provisions of the Plan; (iii) determine when and how Options will be granted and the provisions and terms of each Offering and/or Purchase Period (which need not be identical); (iv) select Designated Companies; (v) impose a mandatory holding period pursuant to which Participants (as defined in Section 11) may not dispose of or transfer shares of Stock purchased under the Plan for a period of time determined by the Administrator in its discretion; (vi) make all determinations it deems advisable for the administration of the Plan; (vii) decide all disputes arising in connection with the Plan; and (viii) otherwise supervise the administration of the Plan.  Further, the Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures, provided that the adoption and implementation of any such rules and/or procedures would not cause the 423 Component to be in noncompliance with Section 423 of the Code.  Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling of participation elections, payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of share certificates that vary with local requirements.  All interpretations and decisions of the Administrator are binding on all persons, including the Company and the Participants.  No member of the Board or individual exercising administrative authority with respect to the Plan will be liable for any action or determination made in good faith with respect to the Plan or any Option granted hereunder.

2.        Offerings.  The Company may make one or more offerings to eligible employees to purchase shares of Stock under the Plan (“Offerings”), consisting of one or more Purchase Periods.  Each Offering will begin and end on the dates determined by the Administrator, provided that no Offering shall exceed 27 months in duration.  Unless the Administrator, in its sole discretion, determines otherwise prior to an Offering Date (as defined in Section 3), and to the extent an Offering has more than one Purchase Period and to the extent permitted by applicable law, if the Fair Market Value of the Stock on any Exercise Date in an Offering is lower than the Fair Market Value of the Stock on the Offering Date, then all participants in such Offering will automatically be withdrawn from such Offering immediately after the exercise of their Options on such Exercise Date and automatically re-enrolled in the immediately following Offering as of the first day thereof and the preceding Offering will terminate.

3.        Eligibility.  All individuals classified as employees on the payroll records of the Company or a Designated Company as of the first day of the applicable Offering (the “Offering Date”) are eligible to participate in such Offering under the Plan, provided that the Administrator may determine, in advance of any Offering, that employees are eligible only if, as of the Offering Date, (a) they are customarily employed by the Company or a Designated Company for more than (i) 20 hours a week or (ii) five months per calendar year, (b) they have completed such minimum period of service prior to the Offering Date as determined by the Administrator (provided such service requirement does not exceed two years of employment), and/or (c) they are not highly compensated employees (within the meaning of Section 414(q) of the Code).  Notwithstanding any other provision herein, individuals who are not contemporaneously classified as employees of the Company or a Designated Company for purposes of the Company’s or applicable Designated Company’s payroll system are not considered to be eligible employees of the Company or any Designated Company and are not eligible to participate in the Plan. In the event any such individuals are reclassified as employees of the Company or a Designated Company for any purpose, including, without limitation, common law or statutory employees, by any action of any third party, including, without limitation, any government agency, or as a result of any private lawsuit, action or administrative proceeding, such individuals shall, notwithstanding such reclassification, remain ineligible for participation.  Notwithstanding the foregoing, the exclusive means for individuals who are not contemporaneously classified as employees of the Company or a Designated Company on the Company’s or Designated Company’s payroll system to become eligible to participate in this Plan is through an amendment or subplan to this Plan, duly executed by the Company, that specifically renders such individuals eligible to participate herein.

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4.        Participation.  An eligible employee who is not a Participant in any prior Offering may participate in a subsequent Offering by submitting an enrollment form to the Company or an agent designated by the Company in a manner determined by the Administrator (including, but not limited to, by electronic means) by the deadline established by the Administrator for the Offering.  The enrollment form will (a) state a whole percentage (unless the Administrator determines in advance of an Offering to require that a fixed amount be specified in lieu of a percentage) to be contributed from an eligible employee’s Compensation (as defined in Section 11) per pay period and (b) authorize the purchase of shares of Stock in each Offering in accordance with the terms of the Plan.  An employee who does not enroll in accordance with these procedures will be deemed to have waived the right to participate.  Unless a Participant files a new enrollment form, withdraws from the Plan or otherwise becomes ineligible to participate in the Plan, such Participant’s payroll deductions and purchases will continue at the same percentage of Compensation for future Offerings.  Notwithstanding the foregoing, participation in the Plan will neither be permitted nor be denied contrary to the requirements of the Code.

5.        Employee Contributions.  Each eligible employee may authorize payroll deductions at a minimum of 1% up to a maximum of 15% of such employee’s Compensation for each pay period or such other minimum or maximum as may be specified by the Administrator in advance of an Offering.  The Company will maintain book accounts showing the amount of payroll deductions made by each Participant for each Purchase Period within an Offering.  No interest will accrue or be paid on payroll deductions, unless required under applicable law.

Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited or otherwise problematic under applicable law (as determined by the Administrator in its sole discretion), the Administrator may provide that an eligible employee may elect to participate through other contributions in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the 423 Component, any alternative method of contribution must be applied on an equal and uniform basis to all eligible employees in the Offering.  Any reference to “payroll deductions” in this Section 5 (or in any other section of the Plan) will similarly cover contributions by other means made pursuant to this Section 5.

6.        Contribution Changes.  Unless otherwise determined by the Administrator, except in the case of withdrawal as described in Section 7, a Participant may not increase or decrease such Participant’s payroll deductions during any Offering, but may increase or decrease such Participant’s payroll deductions with respect to the next Offering (subject to the limitations of Section 5) by filing a new enrollment form by the deadline established by the Administrator for the Offering.  The Administrator may, in advance of any Offering, establish rules permitting a Participant to increase, decrease or terminate such Participant’s payroll deductions during an Offering.

7.        Withdrawal.  A Participant may withdraw from participation in the Plan by giving written notice to the Company or an agent designated by the Company in a form acceptable to the Administrator (including, but not limited to, by electronic means) no later than two weeks prior to the end of the then-applicable Offering (or such shorter or longer period as may be specified by the Administrator prior to any Offering).  The Participant’s withdrawal will be effective as soon as practicable following receipt of written notice of withdrawal by the Company or an agent designated by the Company.  Following a Participant’s withdrawal, the Company will promptly refund such Participant’s entire account balance under the Plan to such Participant (after payment for any shares of Stock purchased before the effective date of withdrawal).  Partial withdrawals are not permitted.  Unless otherwise determined by the Administrator, a Participant may not begin participation again in any Offering from which such Participant has withdrawn, but may enroll in a subsequent Offering in accordance with Section 4.

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8.        Grant of Options.  On each Offering Date, the Company will grant to each eligible employee who is then a Participant in the Plan an option (“Option”) to purchase on the last day of a Purchase Period (an “Exercise Date”) the lowest of (a) a number of shares of Stock determined by dividing such Participant’s accumulated payroll deductions on such Exercise Date by the Option Price (as defined below), (b) the number of shares of Stock determined by dividing $25,000 by the Fair Market Value of the Stock on the Offering Date for such Offering or (c) such other number of shares of Stock determined by the Administrator in advance of the Offering; provided, however, that such Option shall be subject to the limitations set forth below.  Each Participant’s Option shall be exercisable only to the extent of such Participant’s accumulated payroll deductions on the Exercise Date.  The purchase price for each share of Stock purchased under each Option (the “Option Price”) will be 85% of the Fair Market Value of the Stock on the Offering Date or the Exercise Date, whichever is less.

Notwithstanding the foregoing, no Participant may be granted an Option hereunder if such Participant, immediately after the Option was granted, would be treated as owning stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any Parent or Subsidiary (each as defined in Section 11).  For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code will apply in determining the stock ownership of a Participant, and all stock that the Participant has a contractual right to purchase will be treated as stock owned by the Participant.  In addition, no Participant may be granted an Option that permits such Participant rights to purchase Stock under the Plan, and any other employee stock purchase plan of the Company and its Parents and Subsidiaries, to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined on the Option grant date or dates) for each calendar year in which the Option is outstanding at any time.  The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code and shall be applied taking Options into account in the order in which they were granted.

9.        Exercise of Option and Purchase of Shares.  Each employee who continues to be a Participant in the Plan on the Exercise Date shall be deemed to have exercised such Participant’s Option on such date and shall acquire from the Company such number of whole shares of Stock as such Participant’s accumulated payroll deductions on such date will purchase at the Option Price, subject to any other limitations contained in the Plan. Unless otherwise determined by the Administrator in advance of any Offering, any balance remaining in a Participant’s account at the end of a Purchase Period or Offering will be promptly refunded to the Participant.

10.      Delivery of Shares. As soon as practicable after each Exercise Date, the Company will arrange for the delivery to each Participant of the shares of Stock acquired by the Participant on such Exercise Date; provided that the Company may deliver such shares to a broker that holds such shares in street name for the benefit of the Participant.

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11.       Definitions.    The following terms shall be defined as set forth below:

“Affiliate” means any entity that is directly or indirectly controlled by the Company that does not meet the definition of a Subsidiary below, as determined by the Administrator, whether now or hereafter existing.

“Compensation” means the regular or basic rate of compensation. The Administrator shall have the discretion to determine the application of this definition to Participants outside of the United States.

 “Designated Company” means each Affiliate and Subsidiary that has been designated by the Administrator from time to time, in its sole discretion, as eligible to participate in the Plan, such designation to specify whether such participation is in the 423 Component or Non-423 Component.  A Designated Company may participate in either the 423 Component or Non-423 Component, but not both.  Notwithstanding the foregoing, if any Affiliate or Subsidiary is disregarded for U.S. tax purposes in respect of the Company or any Designated Company participating in the 423 Component, then such disregarded Affiliate or Subsidiary shall automatically be a Designated Company participating in the 423 Component.  If any Affiliate or Subsidiary is disregarded for U.S. tax purposes in respect of any Designated Company participating in the Non-423 Component, the Administrator may exclude such Affiliate or Subsidiary from participating in the Plan, notwithstanding that the Designated Company in respect of which such Affiliate or Subsidiary is disregarded may participate in the Plan.  The Administrator may so designate any Affiliate or Subsidiary, or revoke any such designation, at any time and from time to time, either before or after the Plan is approved by the Company’s stockholders.

“Effective Date” means the date immediately preceding the closing of the transactions contemplated by that certain Business Combination Agreement, dated as of December 5, 2025 by and among Perceptive Capital Solutions Corp, StarNet Merger Sub I, Corp., StarNet Merger Sub II, LLC, and Freenome Holdings, Inc.

“Fair Market Value” of the Stock on any given date means the fair market value of the Stock determined in good faith by the Administrator; provided, however, that if the Stock is listed on the National Association of Securities Dealers Automated Quotation System (“NASDAQ”), NASDAQ Global Market, The New York Stock Exchange or another national securities exchange or traded on any established market, the determination shall be made by reference to the closing price on such date.  If there is no closing price for such date, the determination shall be made by reference to the last date preceding such date for which there is a closing price.

“New Exercise Date” means a new Exercise Date if the Administrator shortens any Offering then in progress.

“Outstanding Shares” means, as of a specified date, the sum of (a) number of shares of Stock issued and outstanding and (b) the number of shares of Stock issuable pursuant to the exercise of any outstanding, pre-funded warrants to acquire shares of Stock for a nominal exercise price.

“Parent” means a “parent corporation” with respect to the Company, as defined in Section 424(e) of the Code.

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“Participant” means an individual who is eligible, as determined pursuant to Section 3, and who has complied with the provisions of Section 4.

“Purchase Period” means a period of time specified within an Offering, as determined by the Administrator in accordance with Section 2.

“Sale Event” means (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the Stock of the Company to an unrelated person, entity or group acting in concert, (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company or (v) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

“Stock” means the Common Stock, par value $0.0001 per share, of the Company, subject to adjustments pursuant to Section 17.

“Subsidiary” means a “subsidiary corporation” with respect to the Company, as defined in Section 424(f) of the Code.

12.      Rights on Termination of Employment.  Unless otherwise required by applicable law, if a Participant’s employment terminates for any reason before the Exercise Date for any Offering, such Participant’s participation in the Plan will terminate immediately and no payroll deductions will be taken from any pay due and owing to the Participant on or after the termination date.  The balance in the Participant’s account will be paid to such Participant or, in the case of such Participant’s death, to the Participant’s legal heirs.  An employee will be deemed to have terminated employment, for this purpose, if the corporation that employs such employee, having been a Designated Company, ceases to be an Affiliate or a Subsidiary, or if the employee is transferred to any corporation other than the Company or a Designated Company.  An employee will not be deemed to have terminated employment for this purpose, if the employee is on an approved leave of absence for military service or sickness or for any other purpose approved by the Company, if the employee’s right to reemployment is guaranteed either by a statute or by contract or under the policy pursuant to which the leave of absence was granted or if the Administrator otherwise provides in writing.

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If a Participant transfers employment from the Company or any Designated Company participating in the 423 Component to any Designated Company participating in the Non-423 Component, such transfer will not be treated as a termination of employment, but the Participant will immediately cease to participate in the 423 Component; however, any contributions made for the Offering in which such transfer occurs will be transferred to the Non-423 Component, and such Participant will immediately join the then-current Offering under the Non-423 Component upon the same terms and conditions in effect for the Participant’s participation in the 423 Component, except for such modifications otherwise applicable for Participants in such Offering.  A Participant who transfers employment from any Designated Company participating in the Non-423 Component to the Company or any Designated Company participating in the 423 Component will not be treated as terminating the Participant’s employment and will remain a Participant in the Non-423 Component until the earlier of (i) the end of the current Offering under the Non-423 Component or (ii) the Offering Date of the first Offering in which the Participant is eligible to participate following such transfer.  Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between companies participating in the 423 Component and the Non-423 Component, consistent with the applicable requirements of Section 423 of the Code.

13.       Special Rules and Sub-Plans.  Notwithstanding anything herein to the contrary, the Administrator may adopt special rules or sub-plans applicable to the employees of a particular Designated Company whenever the Administrator determines that such rules are necessary or appropriate for the implementation of the Plan in a jurisdiction where such Designated Company has employees, regarding, without limitation, eligibility to participate in the Plan, handling and making of payroll deductions by other means, establishment of bank or trust accounts to hold payroll deductions, payment of interest, conversion of local currency, obligation to pay payroll tax, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements; provided that if such special rules or sub-plans are inconsistent with the requirements of Section 423(b) of the Code, the employees subject to such special rules or sub-plans will participate in the Non-423 Component.

14.      Optionees Not Stockholders.  Neither the granting of an Option to a Participant nor the deductions from a Participant’s pay or other contributions will result in such Participant becoming a holder of the shares of Stock covered by an Option under the Plan until such shares of Stock have been purchased by and issued to the Participant.

15.       Rights Not Transferable.  Rights under the Plan are not transferable by a Participant other than by will or the laws of descent and distribution, and are exercisable during the Participant’s lifetime only by the Participant.

16.       Application of Funds.  All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose, unless otherwise required under applicable law.

17.       Adjustment in Case of Changes Affecting Stock.  In the event of a subdivision of Outstanding Shares, the payment of a dividend in Stock or any other change affecting the Stock, the number of shares approved for the Plan and any other share limitations in the Plan shall be equitably or proportionately adjusted to give proper effect to such event.  In the case of and subject to the consummation of a Sale Event, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan or to facilitate such transactions or events:

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(a)      To provide for either (i) termination of any outstanding Option in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such Option had such Option been currently exercisable or (ii) the replacement of such outstanding Option with other options or property selected by the Administrator in its sole discretion.

(b)       To provide that the outstanding Options under the Plan will be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or will be substituted for similar options covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices.

(c)       To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Options under the Plan and/or in the terms and conditions of outstanding Options and Options that may be granted in the future.

(d)       To provide that the Offering with respect to which an Option relates will be shortened by setting a New Exercise Date on which such Offering will end.  The New Exercise Date will occur before the date of the Sale Event.  The Administrator will notify each Participant in writing or electronically prior to the New Exercise Date, that the Exercise Date for the Participant’s Option has been changed to the New Exercise Date and that the Participant’s Option will be exercised automatically on the New Exercise Date, unless the Participant has withdrawn from the Offering in advance of the New Exercise Date as provided in Section 7 hereof.

(e)       To provide that all outstanding Options shall terminate without being exercised and all amounts in the accounts of Participants shall be promptly refunded.

18.      Section 409A. The 423 Component of the Plan and the Options granted pursuant to Offerings thereunder are intended to be exempt from the application of Section 409A of the Code.  Neither the Non-423 Component nor any Option granted pursuant to an Offering thereunder is intended to constitute or provide for “nonqualified deferred compensation” within the meaning of Section 409A of the Code.  Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any Option granted under the Plan is or may be or become subject to Section 409A of the Code or that any provision of the Plan may cause an Option granted under the Plan to be or become subject to Section 409A of the Code, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A of the Code. The Company makes no representation that the Options granted pursuant to the Plan will be exempt from or comply with Section 409A and makes no undertaking to preclude Section 409A from applying to any such Option. Participants will be solely responsible for the payment of any taxes and penalties incurred under Section 409A.

19.      Amendment of the Plan.  The Board may at any time and from time to time amend the Plan in any respect, except that without the approval within 12 months of such Board action by the stockholders, no amendment may be made increasing the number of shares of Stock approved for issuance under the Plan or making any other change that would require stockholder approval in order for the 423 Component of the Plan, as amended, to qualify as an “employee stock purchase plan” under Section 423(b) of the Code, as determined by the Administrator.

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20.      Insufficient Shares.  If the total number of shares of Stock that would otherwise be purchased on any Exercise Date plus the number of shares of Stock purchased under previous Offerings under the Plan exceeds the maximum number of shares of Stock issuable under the Plan, the shares then available shall be apportioned among Participants in proportion to the amount of payroll deductions accumulated on behalf of each Participant that would otherwise be used to purchase shares of Stock on such Exercise Date.

21.      Termination of the Plan.  The Plan may be terminated at any time by the Board.  Upon termination of the Plan, all amounts in the accounts of Participants shall be promptly refunded.

22.      Governmental Regulations.  The Company’s obligation to sell and deliver shares of Stock under the Plan is subject to obtaining all governmental approvals required in connection with the authorization, issuance or sale of such Stock.

23.      Governing Law.  This Plan and all Options and actions taken thereunder shall be governed by, and construed in accordance with, the General Corporation Law of the State of Delaware as to matters within the scope thereof, and as to all other matters shall be governed by and construed in accordance with the internal laws of the State of California, without regard to conflict of law principles.

24.       Issuance of Shares.  Shares may be issued upon exercise of an Option from authorized but unissued Stock, from shares held in the treasury of the Company or from any other proper source.

25.      Tax Withholding.  Participation in the Plan is subject to any applicable U.S. and non-U.S. federal, state or local tax withholding requirements on income the Participant realizes in connection with the Plan.  Each Participant agrees, by entering the Plan, that the Company or any Subsidiary or Affiliate may, but will not be obligated to, withhold from a Participant’s wages, salary or other compensation at any time the amount necessary for the Company or any Subsidiary or Affiliate to meet applicable withholding obligations, including any withholding required to make available to the Company or any Subsidiary or Affiliate any tax deductions or benefits attributable to the sale or disposition of Stock by such Participant.  In addition, the Company or any Subsidiary or Affiliate may, but will not be obligated to, withhold from the proceeds of the sale of Stock or use any other method of withholding that the Company or any Subsidiary or Affiliate deems appropriate to the extent permitted by U.S. Treasury Regulation Section 1.423-2(f) with respect to the 423 Component.  The Company will not be required to issue any shares of Stock under the Plan until such obligations are satisfied.

26.       Notification Upon Sale of Shares Under the 423 Component.  Each Participant who is subject to tax in the United States and participates in the 423 Component agrees, by entering the Plan, to give the Company prompt notice of any disposition of shares of Stock purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased or within one year after the date such shares were purchased.

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27.       Effective Date.  This Plan will become effective on the Effective Date, subject to prior stockholder approval in accordance with applicable state law, the Company’s bylaws and articles of incorporation and applicable stock exchange rules.

28.       Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all eligible employees who are granted Options under the 423 Component shall have the same rights and privileges.

29.       No Right to Continued Service. None of the Plan, participation in any Offering, or any compensation paid hereunder will confer on any Participant the right to continue as an employee or in any other capacity.

DATE APPROVED BY BOARD OF DIRECTORS:

DATE APPROVED BY STOCKHOLDERS:

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Exhibit 10.1

SPONSOR LETTER AGREEMENT

This Sponsor Letter Agreement (this “Agreement”), dated as of December 5, 2025, is made by and among Perceptive Capital Solutions Holdings, a Cayman Islands exempted limited company (the “Sponsor”), the other holders of PCSC Class B Shares set forth on Schedule I hereto (the “Other Class B Holders”, and together with the Sponsor, collectively, the “Class B Holders”), Perceptive Capital Solutions Corp, a Cayman Islands exempted company (“PCSC”), and Freenome Holdings, Inc., a Delaware corporation (the “Company”). The Sponsor, the Other Class B Holders, PCSC and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Business Combination Agreement (as defined below).

Whereas, PCSC, the Company and certain other parties thereto entered into that certain Business Combination Agreement, dated as of the date hereof (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”); and

Whereas, the Business Combination Agreement contemplates that the Parties will enter into this Agreement concurrently with the entry into the Business Combination Agreement by the parties thereto, pursuant to which, among other things, (a) the Class B Holders will vote in favor of approval of the Business Combination Agreement and the transactions contemplated thereby (including the Domestication and the Mergers) and (b) the Class B Holders will agree to waive any adjustment to the conversion ratio set forth in the Governing Documents of PCSC or any other anti-dilution or similar protection with respect to all of the PCSC Class B Shares related to the transactions contemplated by the Business Combination Agreement.

Now, Therefore, in consideration of the premises and the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

1.         Agreement to Vote.  Each Class B Holder hereby agrees to vote at any meeting of the shareholders of PCSC, and in any action by written resolution of the shareholders of PCSC, all of such Class B Holder’s PCSC Class B Shares (together with any other Equity Securities of PCSC that such Class B Holder holds of record or beneficially, as of the date of this Agreement, or acquires record or beneficial ownership after the date hereof, collectively, the “Subject PCSC Equity Securities”) in favor of the Transaction Proposals.

2.        Waiver of Anti-dilution Protection. Each Class B Holder hereby (a) waives, subject to, and conditioned upon, the occurrence of the Closing (for himself, herself or itself and for his, her or its, successors, heirs and assigns), to the fullest extent permitted by law and the Amended and Restated Memorandum and Articles of Association of PCSC, and (b) agrees not to assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate that the PCSC Class B Shares held by him, her or it convert into PCSC Class A Shares in connection with the transactions contemplated by the Business Combination Agreement.

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3.         Transfer of Shares.

(a)       Each Class B Holder hereby agrees that he, she or it shall not, directly or indirectly, (i) sell, assign, transfer (including by operation of law), place a lien on, pledge, dispose of or otherwise encumber any of his, her or its Subject PCSC Equity Securities or otherwise agree to do any of the foregoing (each, a “Transfer”), (ii) deposit any of his, her or its Subject PCSC Equity Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect to any of his, her or its Subject PCSC Equity Securities that conflicts with any of the covenants or agreements set forth in this Agreement, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer (including by operation of law) or other disposition of any of his, her or its Subject PCSC Equity Securities, (iv) engage in any hedging or other transaction which is designed to, or which would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)), lead to or result in a sale or disposition of his, her or its Subject PCSC Equity Securities even if such Subject PCSC Equity Securities would be disposed of by a person other than such Class B Holder or (v) take any action that would have the effect of preventing or materially delaying the performance of his, her or its obligations hereunder; provided, however, that the foregoing shall not apply to any Transfer (A) to PCSC’s officers or directors, any affiliates or family member of any of PCSC’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (B) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (C) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (D) in the case of an individual, pursuant to a qualified domestic relations order; (E) by private sales or transfers made in connection with the transactions contemplated by the Business Combination Agreement; and (F) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; provided, that any transferee of any Transfer of the type set forth in clauses (A) through (F) must enter into a written agreement in form and substance reasonably satisfactory to the Company agreeing to be bound by this Agreement prior to the occurrence of such Transfer.

(b)      In furtherance of the foregoing, PCSC hereby agrees to (i) place revocable stop transfer instructions to PCSC’s transfer agent on all Subject PCSC Equity Securities subject to Section 3(a), including those which may be covered by a registration statement against the Transfer of any Subject PCSC Equity Securities except in compliance with Section 3(a); for the avoidance of doubt, the obligations of PCSC under this Section 3(b) shall be deemed to be satisfied by the existence of any similar stop transfer instructions currently existing on the Subject PCSC Equity Securities.

4.       Other Covenants. Each Class B Holder hereby agrees to be bound by and subject to (i) Sections 5.3(a) (Confidentiality and Access to Information) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Class B Holder is directly a party thereto, and (ii) Section 5.6(b) (Exclusive Dealing) of the Business Combination Agreement to the same extent as such provisions apply to PCSC as if such Class B Holder is directly party thereto.

5.       Termination of PCSC Class B Shares Lock-up Period.  Each Class B Holder and PCSC hereby agree that effective as of the consummation of the Closing (and not before), Section 5 of that certain Letter Agreement, dated June 11, 2024, by and among PCSC, the Class B Holders and certain other parties thereto (the “Class B Holder Agreement”), shall be amended and restated in its entirety as follows:

“5.       Reserved.”

The amendment and restatement set forth in this Section 5 shall be void and of no force and effect with respect to the Class B Holder Agreement if the Business Combination Agreement shall be terminated for any reason in accordance with its terms. Each Class B Holder acknowledges that they shall be bound by the terms of those certain lock-up agreements, dated December 5, 2025.

6.        Termination.  This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms.  Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement.  Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 6(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Sections 2, 5 and 10 shall each survive the termination of this Agreement pursuant to Section 6(a) and (iii) Sections 7, 8, 9 and 10 shall survive any termination of this Agreement.  For purposes of this Section 6, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) causing such Party to suffer damage by reason of such reliance.  For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

7.       No Recourse.  Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Company Non-Party Affiliate or any PCSC Non-Party Affiliate (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein), and (b) none of the Company Non-Party Affiliates or the PCSC Non-Party Affiliates (other than the Class B Holders named as parties hereto, on the terms and subject to the conditions set forth herein) shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8.        Fiduciary Duties.  Notwithstanding anything in this Agreement to the contrary, (a) each Class B Holder makes no agreement or understanding herein in any capacity other than in such Class B Holder’s capacity as a record holder and beneficial owner of the Subject PCSC Equity Securities, and not, in the case of each Other Class B Holder in such Other Class B Holder’s capacity as a director, officer or employee of any PCSC Party, and (b) nothing herein will be construed to limit or affect any action or inaction by each Other Class B Holder or any representative of the Sponsor serving  as a member of the board of directors (or other similar governing body) of any PCSC Party or as an officer, employee or fiduciary of any PCSC Party, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such PCSC Party.

9.       No Third Party Beneficiaries.  This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement.  Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

10.    Incorporation by Reference. Sections 8.1 (Non-Survival), 8.2 (Entire Agreement; Assignment), 8.3 (Amendment), 8.5 (Governing Law), 8.7 (Constructions; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial), 8.16 (Submission to Jurisdiction) and 8.17 (Remedies) of the Business Combination Agreement are incorporated herein and shall apply to this Agreement mutatis mutandis.

[signature page follows]

In Witness Whereof, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

PERCEPTIVE CAPITAL SOLUTIONS HOLDINGS

By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Director

PERCEPTIVE CAPITAL SOLUTIONS CORP

By:	/s/ Adam Stone
Name:	Adam Stone
Title:	Director

FREENOME HOLDINGS, INC.:

By:	/s/ Aaron Elliot Ph.D.
Name:	Aaron Elliot Ph.D.
Title:	Chief Executive Officer

CLASS B HOLDERS:
/s/ Mark C. McKenna
Mark C. McKenna

/s/ Kenneth Song
Kenneth Song

/s/ Harlan W. Waksal
Harlan W. Waksal

SCHEDULE I

OTHER CLASS B HOLDERS

1.	Mark C. McKenna

2.	Kenneth Song

3.	Harlan W. Waksal

Exhibit 10.2

FORM OF SUBSCRIPTION AGREEMENT

This Subscription Agreement (this “Subscription Agreement”) is entered into on December 5, 2025 by and between Perceptive Capital Solutions Corp, a Cayman Islands exempted company (the “Company”), and the subscriber party set forth on the signature page hereto (the “Subscriber”), acting severally and not jointly with any Other Subscriber (as defined below).

Recitals

Whereas, substantially concurrently with the execution of this Subscription Agreement, the Company is entering into a business combination agreement (the “Business Combination Agreement”), in substantially the form provided to Subscriber prior to the date hereof, with Freenome Holdings, Inc., a Delaware corporation (“Freenome”), Starnet Merger Sub I, Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub I”) and Starnet Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of the Company (“Merger Sub II”), pursuant to which (and subject to the terms and conditions set forth therein), on the Closing Date, Merger Sub I will merge with and into Freenome (the “First Merger”), with Freenome as the surviving company in the First Merger and, after giving effect to the First Merger, continuing as a wholly-owned subsidiary of the Company, on the terms and subject to the conditions therein;

Immediately following the First Merger, Freenome as the surviving company in the First Merger shall merge with and into the Merger Sub II (the “Second Merger”), with Merger Sub II as the surviving company in the Second Merger and, after giving effect to the Second Merger, becoming a wholly-owned subsidiary of the Company.

At least one day prior to the Closing Date (and as more fully described in the Business Combination Agreement), the Company will domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware and Part XII of the Cayman Islands Companies Law (2020 Revision) (the “Domestication”, and together with the Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”) , and in connection therewith the Company shall change its name to a name reasonably determined by Freenome;

Whereas, in connection with the Transactions, Subscriber desires to subscribe for and purchase from the Company, on the terms and subject to the conditions contained in this Subscription Agreement, following the Domestication and immediately prior to or substantially concurrently with the Closing, that number of shares (the “Subscribed Shares”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), obtained by dividing the Subscriber’s aggregate purchase price (as set forth on Subscriber’s signature page hereto next to the heading “Purchase Price”) by $10.00 (the “Per Share Price”), and the Company desires to issue and sell to Subscriber the Subscribed Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Company;

Whereas, the Company and Subscriber are executing and delivering this Subscription Agreement in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”); and

Whereas, concurrently with the execution of this Subscription Agreement, the Company is entering into subscription agreements (the “Other Subscription Agreements”) substantially similar to this Subscription Agreement with certain other investors (the “Other Subscribers”) pursuant to which each such Other Subscriber has agreed to purchase shares of Common Stock at the Closing (as defined below) at the same Per Share Price as the Subscriber.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

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Agreement

1.           Subscription; No Fractional Shares. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber, severally and not jointly with any Other Subscriber, hereby agrees to subscribe for and purchase from the Company, and the Company hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Subscribed Shares (such subscription and issuance, the “Subscription”). Subscriber and the Company acknowledge that, as a result of the Domestication, the Subscribed Shares will be shares of common stock of the Company as a Delaware corporation and will not be ordinary shares of the Company as a Cayman Islands exempted company. No fractional shares of Common Stock shall be issued pursuant to this Subscription Agreement.

2.           Closing.

(a)          The consummation of the Subscription contemplated hereby (the “Closing”) shall occur on the closing date of the Transactions (the “Closing Date”), following the Domestication and immediately prior to or substantially concurrently with the consummation of the Transactions and it is conditioned upon the satisfaction or waiver of the conditions set forth in this Section 2.

(b)         At least five (5) Business Days (as defined below) before the anticipated Closing Date, the Company shall deliver or cause to be delivered written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date, (ii) the wire instructions for delivery of the Purchase Price to an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice, and (iii) the expected number of Subscribed Shares. No later than two (2) Business Days prior to the anticipated Closing Date as set forth in the Closing Notice, Subscriber shall deliver the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to the Escrow Account and deliver to the Company such information as is reasonably requested in the Closing Notice in order for the Company to issue the Subscribed Shares to Subscriber, including, without limitation, the legal name of the person in whose name the Subscribed Shares are to be issued and a duly completed and executed Internal Revenue Service Form W-9 or appropriate Form W-8 (and any required attachments thereto). Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company. The Company shall deliver to Subscriber (i) at the Closing, the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions), and (ii) as promptly as practicable after the Closing, evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares (in book entry form) on and as of the Closing Date. [Notwithstanding the foregoing three sentences, if Subscriber informs the Company (and it does so hereby inform the Company) (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing three sentences, the following shall apply: Subscriber shall deliver as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date in the form and substance acceptable to Subscriber (and the Company shall use reasonable best efforts to cause the Company’s transfer agent to deliver such evidence), the Purchase Price for the Subscribed Shares by wire transfer of United States dollars in immediately available funds to an account to be specified by the Company (which account shall not be an escrow account) against delivery by the Company to Subscriber of the Subscribed Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) and evidence from the Company’s transfer agent of the issuance to Subscriber of the Subscribed Shares on and as of the Closing Date; provided that settlement shall occur on a “delivery versus payment” basis.] As promptly as practicable after the Closing, but no later than five (5) Business Days after the Closing Date, the Company shall provide Subscriber updated book-entry statements from the Company’s transfer agent reflecting the change in name of the Company to occur in connection with the Closing. In the event that the consummation of the Transactions does not occur within two (2) Business Days after the anticipated Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by the Company and Subscriber, the Company shall promptly (but in no event later than three (3) Business Days after the anticipated Closing Date specified in the Closing Notice) instruct the Escrow Agent to return the Purchase Price to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber (or, in the case of a Subscriber that has elected the alternate settlement provisions above, the Company shall return the Purchase Price so delivered by Subscriber to the Company), and any book entries shall be deemed cancelled. Notwithstanding such return or cancellation (x) a failure to close on the anticipated Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth herein, and (y) unless and until this Subscription Agreement is terminated in accordance with Section 6 herein, Subscriber shall remain obligated (A) to redeliver funds to the Escrow Account or to the Company, as applicable, in accordance with this Section 2 following the Company’s delivery to Subscriber of a new Closing Notice and (B) to consummate the Closing immediately prior to or substantially concurrently with the consummation of the Transactions. For the purposes of this Subscription Agreement, “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York or the Cayman Islands.

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(c)          The Closing shall be subject to the satisfaction on the Closing Date, or written waiver by each of the parties hereto, of each of the following conditions:

(i)          the Common Stock (including the Subscribed Shares) shall have been approved for listing on the Nasdaq Stock Market LLC (“Nasdaq”), subject only to official notice of issuance and no suspension of the qualification of the Common Stock for offering or sale or trading on Nasdaq and, to the knowledge of the Company, no initiation or threatening of any proceedings for any of such purposes or delisting, shall have occurred;

(ii)         (A) all representations and warranties of the Company set forth in Sections 3(a), (b) and (c) of this Subscription Agreement (collectively, the “Fundamental Representations”) shall be true and correct in all respects (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case each such Fundamental Representation shall be true and correct in all respects as of such earlier date) and (B) all conditions precedent to the closing of the Transactions set forth in the Business Combination Agreement, including all necessary approvals of the Company’s and Freenome’s shareholders and regulatory approvals, if any, shall have been satisfied (as determined by the parties to the Business Combination Agreement) or, subject to the terms of this Subscription Agreement, waived (other than those conditions which, by their nature, are to be satisfied only at the closing of the Transactions pursuant to the Business Combination Agreement), and the closing of the Transactions shall be scheduled to occur substantially concurrently with or immediately following the Closing; and

(iii)        no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the consummation of the Transactions illegal or otherwise restraining, enjoining, or prohibiting consummation of the Transactions, and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restraint or prohibition.

(d)         The obligation of the Company to consummate the Closing shall be subject to the satisfaction or written waiver by the Company of the additional conditions that, on the Closing Date:

(i)          all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations or warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations or warranties shall be true and correct in all respects) as of such earlier date, in each case without giving effect to the consummation of the Transactions; and

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(ii)         Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be likely to prevent, materially delay, or materially impact the ability of the Company to consummate the Closing.

(e)          The obligation of Subscriber to consummate the Closing shall be subject to the satisfaction or written waiver by Subscriber of the additional conditions that, on the Closing Date:

(i)          except to the extent consented to in writing by Subscriber, the Business Combination Agreement (as in effect on the date hereof) shall not have been amended, modified, or supplemented, and no condition shall have been waived thereunder, in each case, in a manner that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber (in its capacity as such) would reasonably expect to receive under this Subscription Agreement;

(ii)         all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect (as defined below), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Company Material Adverse Effect, which representations and warranties shall be true and correct in all respects) as of such earlier date), in each case, without giving effect to the consummation of the Transactions;

(iii)         no Other Subscription Agreement (or other agreements or understandings (including side letters) entered into in connection therewith or otherwise in connection with the sale of shares of Common Stock to any Other Subscriber pursuant to a Subscription Agreement) shall have been amended, modified or waived in any manner that benefits any Other Subscriber unless Subscriber shall have been offered by the Company in writing substantially the same benefits (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons);

(iv)        the Company shall have received at least $240.0 million of gross proceeds from the sale of the Subscribed Shares and the other shares of Common Stock. For the avoidance of doubt, the obligations of the Subscriber to consummate the Closing cannot be limited by the Subscriber’s default of its purchase of the Subscribed Shares hereunder;

(v)         all consents, waivers, authorizations or orders of, any notice required to be made to, and any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq and any stockholder approval required by the rules and regulations of Nasdaq) or other person in connection with the execution, delivery and performance of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares) required to be made in connection with the issuance and sale of the Subscribed Shares shall have been obtained or made, except where the failure to so obtain or make would not prevent the Company from consummating the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares to the Subscriber;

(vi)        the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(vii)       there has not occurred any Material Adverse Effect or Parent Material Adverse Effect (each as defined in the Business Combination Agreement) since the date of this Subscription Agreement that is continuing;

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(viii)      an authorized officer of the Company shall have delivered to Subscriber at the Closing Date a certificate certifying that each of the conditions specified in Section 2(c) and this Section 2(e) have been fulfilled; and

(ix)        the Secretary of the Company shall have delivered to Subscriber at the Closing Date, a certificate certifying (i) the Company’s organizational documents (as adopted on or prior to the Closing Date) and (ii) resolutions of the Company’s Board of Directors (or an authorized committee thereof) approving this Subscription Agreement, the transactions contemplated by this Subscription Agreement and the issuance of the Subscribed Shares.

(f)          Prior to or at the Closing, Subscriber shall deliver or cause to be delivered to the Company all such other information as is reasonably requested and necessary in order for the Company to issue the Subscribed Shares to Subscriber.

3.           Company Representations and Warranties. The Company represents and warrants to Subscriber that:

(a)         The Company (i) is duly incorporated, validly existing as a company and in good standing under the laws of its jurisdiction of incorporation, (ii) has the requisite power and authority to own, lease and operate its properties, to carry on its business as it is now being conducted and to enter into, deliver and perform its obligations under this Subscription Agreement, the Other Subscription Agreements, and the Business Combination Agreement (collectively, the “Transaction Documents”), and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the laws of each jurisdiction (other than its jurisdiction of incorporation) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, except, with respect to the foregoing clause (iii), where the failure to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Subscription Agreement, a “Company Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to the Company and its subsidiaries, taken together as a whole (on a consolidated basis), that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on (i) the business, financial condition, or results of operations of the Company, (ii) the legal authority or the ability of the Company to timely perform its obligations hereunder and to consummate the transactions contemplated hereby, including the issuance and sale of the Subscribed Shares, or (iii) the  legal authority or the ability of the Company to timely perform its obligations under the Transaction Documents and to consummate the Transactions.

(b)         As of the Closing Date, the Subscribed Shares will be duly authorized and, when issued and delivered to Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, will be validly issued, fully paid and non-assessable, free and clear of all liens or other restrictions (other than those arising under this Subscription Agreement or applicable federal and state securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational documents (as adopted on or prior to the Closing Date) or the laws of its jurisdiction of incorporation.

(c)          Each of the Transaction Documents has been duly authorized, executed and delivered by the Company, and, assuming the due authorization, execution and delivery of the same by the applicable counterparties, each Transaction Document shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies.

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(d)         The execution and delivery of the Transaction Documents, the performance by the Company of its obligations under this Subscription Agreement, the issuance and sale of the Subscribed Shares and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (ii) the organizational documents of the Company, or (iii) assuming the accuracy of the representations and warranties of Subscriber in Section 4, any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Company Material Adverse Effect or materially affect the validity or enforceability of the Subscribed Shares or the ability or legal authority of the Company to comply in all material respects with this Subscription Agreement.

(e)          Assuming the accuracy of the representations and warranties of Subscriber in Section 4, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including Nasdaq) or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement (including, without limitation, the issuance of the Subscribed Shares), other than (i) filings required by applicable federal and state securities laws, (ii) the filing of the Registration Statement (as defined below) with the Securities and Exchange Commission (the “Commission”) pursuant to Section 5 below, (iii) those required by Nasdaq, including with respect to obtaining shareholder approval, (iv) those required to consummate the Transactions as provided under the Business Combination Agreement, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable, in connection with the Transactions, and (vii) those of which the failure to obtain would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f)          Except for such matters as have not had or would not be reasonably expected to have a Company Material Adverse Effect, there is no (i) suit, action, claim or other proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.

(g)         Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Subscribed Shares by the Company to Subscriber.

(h)         Neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of the Subscribed Shares or the offer or sale of shares of Common Stock to the Other Subscribers. The Subscribed Shares and such shares of Common Stock are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Neither the Company nor any person acting on their behalf has, directly or indirectly made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Section 4(a)(2) under the Securities Act in connection with the offer and sale by the Company of the Subscribed Shares as contemplated hereby or the offer and sale of shares of Common Stock to the Other Subscribers as contemplated by the Other Subscription Agreements, or (ii) cause the offering of the Subscribed Shares pursuant to this Subscription Agreement or the offering of shares of Common Stock pursuant to the Other Subscription Agreements to be integrated with prior offerings by the Company for purposes of the Securities Act. Neither the Company nor any person acting on its behalf has offered or sold or will offer or sell any securities, or has taken or will take any other action, which would reasonably be expected to subject the offer, issuance or sale of (i) the Subscribed Shares as contemplated hereby or (ii) shares of Common Stock as contemplated by the Other Subscription Agreements to the registration provisions of the Securities Act.

(i)          Except for Jefferies LLC, Leerink Partners LLC, and any additional placement agents engaged by the Company (collectively, the “Placement Agents”), no broker or finder is entitled to any brokerage or finder’s fee or commission solely in connection with the sale of the Subscribed Shares to Subscriber. The Company is solely responsible for the payment of any fees, costs, expenses and commissions of the Placement Agents.

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(j)          (i) As of their respective dates, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, which shall be deemed to supersede such original filing, each report, form, statement, schedule, prospectus, proxy, registration statement and other document required to be filed or furnished by the Company with the Commission (such reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Commission promulgated thereunder as in effect as of the time of filing; (ii) none of the SEC Reports, when filed or furnished, or if amended prior to the date of this Subscription Agreement, as of the date of such amendment, which shall be deemed to supersede such original filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; (iii) the financial statements of the Company included in the SEC Reports, when filed or furnished, or, if amended, as of the date of such amendment, which shall be deemed to supersede such original filing, complied in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly presented in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments; (iv) the Company has filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with or furnish to the Commission since its initial registration of securities with the Commission through the date of this Subscription Agreement; and (v) there are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission with respect to any of the SEC Reports. A copy of each SEC Report is available to Subscriber via the Commission’s EDGAR system.

(k)         As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of 1,000,000 preference shares (“Cayman Preferred Shares”), 479,000,000 Class A ordinary shares (“Cayman Class A Shares”), and 20,000,000 Class B ordinary shares (the “Cayman Class B Shares”), each par value $0.0001 per share. As of the date of this Subscription Agreement, (i) no Cayman Preferred Shares are issued and outstanding, (ii) 8,911,250 Cayman Class A Shares are issued and outstanding, of which 8,625,000 are redeemable Cayman Class A Shares and 286,250 are non-redeemable Cayman Class A Shares, and (iii) 2,156,250 Cayman Class B Shares are issued and outstanding (the securities described in clauses (i), (ii) and (iii) collectively, the “Company Securities”). The foregoing represents all of the issued and outstanding Company Securities as of the date of this Subscription Agreement. All issued and outstanding Company Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable law, including federal and state securities laws, and all requirements set forth in (1) the Company’s Amended and Restated Memorandum and Articles of Association, as amended from time to time (the “Company Constitutional Documents”), and (2) any other applicable contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable law, the Company Constitutional Documents or any contract to which the Company is a party or otherwise bound. Except as set forth above and pursuant to the Other Subscription Agreements, the Business Combination Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Company Securities or other equity interests in the Company or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries, other than the subsidiaries formed to consummate the Transactions, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than as contemplated by or otherwise disclosed under the Business Combination Agreement and the other agreements and arrangements referred to therein.

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(l)          There are no securities issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscribed Shares or the Common Stock to be issued pursuant to the Other Subscription Agreements or securities to be issued pursuant to the Business Combination Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

(m)        The Company is in compliance with all applicable laws and has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law or regulation, except where such non-compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(n)         The Company has not entered (and will not enter) into any side letter or similar agreement or understanding (written or oral) with any Other Subscriber relating to or modifying such Other Subscriber’s direct or indirect investment in the Company, other than the Other Subscription Agreements, the Business Combination Agreement, and other agreements and arrangements referred to therein to the extent that an Other Subscriber is a party thereto, or any side letter or similar agreement unrelated to such Other Subscription Agreements, in each case whose terms and conditions are more advantageous to such Other Subscriber than the terms and conditions hereunder are to Subscriber (other than terms particular to the legal or regulatory requirements of such Other Subscriber or its affiliates or related persons). The Other Subscription Agreements (i) reflect the same Per Share Price as set forth herein and (ii) do not contain terms (economic or otherwise) that are more favorable to any Other Subscriber than the terms of this Subscription Agreement are to Subscriber (other than terms particular to the regulatory requirements of such Other Subscriber or its affiliates or related persons).

(o)         The Company is not, and immediately after receipt of payment for the Subscribed Shares of the Company and consummation of the Transactions, will not be, required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(p)         The issued and outstanding Cayman Class A Shares of the Company are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Commission to prohibit or terminate the listing of the Cayman Class A Shares or, when registered and issued in connection with the Domestication, the Common Stock, or to deregister the Cayman Class A Shares of the Company under the Exchange Act. The Company has taken no action that is designed to terminate the registration of the Cayman Class A Shares under the Exchange Act other than in connection with the Domestication and subsequent registration under the Exchange Act of the Common Stock. Upon the consummation of the Transactions, the issued and outstanding Common Stock will be registered pursuant to Section 12(b) of the Exchange Act and listed for trading on Nasdaq, subject only to official notice thereof.

(q)         The Company acknowledges that there have been no, and in issuing the Subscribed Shares the Company is not relying on any, representations, warranties, covenants and agreements made to the Company by Subscriber, any of its officers, directors, trustees, investment adviser or representatives or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements expressly stated in this Subscription Agreement.

(r)          There has been no action taken by the Company, or, to the knowledge of the Company, any officer, director, equityholder, manager, employee, agent or representative of the Company, in each case, acting on behalf of the Company, in violation of any applicable Anti-Corruption Laws (as herein defined). The Company has not (i) been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a governmental authority for violation of any applicable Anti-Corruption Laws, (ii) conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any governmental authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Laws or (iii) received any written notice or citation from a governmental authority for any actual or potential noncompliance with any applicable Anti-Corruption Laws. As used herein, “Anti-Corruption Laws” means any applicable laws relating to corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977 (as amended), the UK Bribery Act 2010, and any similar law that prohibits bribery or corruption.

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(s)          The Company and its representatives currently and for the five years prior to the date hereof have been in compliance with Anti-Corruption Laws and applicable laws related to (i) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (ii) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”), (iii) anti-boycott regulations, as administered by the U.S. Department of Commerce, and (iv) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(t)          Neither the Company nor its subsidiaries nor any of their respective directors, officers or employees, nor, to the knowledge of the Company, any agent or representative of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a person that is (i) the subject or target of economic or financial sanctions, trade embargos or restrictions administered, enacted or enforced by any governmental authority (collectively, “Sanctions”); (ii) designated on any Sanctions or similar lists administered by a governmental authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant governmental authority, as amended from time to time, or any person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (iii) located, organized or resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Subscription Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria; or (iv) an officer or employee of any governmental authority or public international organization, or officer of a political party or candidate for political office. Neither the Company nor, to the knowledge of the Company, any representative of the Company (acting on behalf of the Company), (A) has participated in any transaction involving a Prohibited Party, or a person who is the target of any Sanctions, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive Sanctions, (B) to the knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any Export Control Laws, or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(u)         Neither the Company nor any of its subsidiaries has, and to its knowledge no one acting on its or their behalf, has (i) taken, directly or indirectly, any action designed to cause or to result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Subscribed Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Subscribed Shares, or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company, other than, in the case of clause (i), stabilizing transactions by the underwriters of the Company’s initial public offering, and, in the case of clauses (ii) and (iii), compensation paid to the Placement Agents in connection with the placement of the Subscribed Shares and the deferred underwriting commissions Jefferies LLC will receive in connection with the Company’s IPO.

(v)          The Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code of 1986, as amended (the “Code”), a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

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(w)         Except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened in writing against the Company or (ii) judgment, decree, injunction, ruling or order of any court, governmental authority or arbitrator outstanding against the Company.

(x)          When the Subscribed Shares are issued pursuant to this Subscription Agreement, the Common Stock will be eligible for clearing through The Depository Trust Company (the “DTC”) through its Deposit/Withdrawal At Custodian (DWAC) system, and the Company will be eligible and participating in the Direct Registration System (DRS) of DTC with respect to the Common Stock. The Company’s transfer agent will be a participant in DTC’s Fast Automated Securities Transfer Program.

(y)          Pursuant to 31 CFR part 850, which implements Executive Order 14105 of August 9, 2023, “Addressing United States Investments in Certain National Security Technologies and Products in Countries of Concern,” and is administered by the Office of Investment Security, U.S. Department of the Treasury, the Company represents and warrants that it is not: (i) a “covered foreign person” within the meaning of 31 CFR § 850.209; or (ii) engaging in, or planning to engage in, a “covered activity” within the meaning of 31 CFR § 850.208.

(z)          The Company has furnished to Subscriber a true and complete copy of the Business Combination Agreement as in effect as of the date hereof.

4.           Subscriber Representations and Warranties. Subscriber represents and warrants to the Company, as of the date hereof and as of the Closing Date, that:

(a)         Subscriber (i) is, or is a series of a series trust that is, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization and (ii) has the requisite power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

(b)         This Subscription Agreement has been duly authorized, executed and delivered by Subscriber, and assuming the due authorization, execution and delivery of the same by the Company, this Subscription Agreement shall constitute the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting the rights of creditors generally and by the availability of equitable remedies.

(c)          The execution, delivery and performance by Subscriber of this Subscription Agreement, the purchase of the Subscribed Shares, the compliance by Subscriber with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of its properties that, in the case of clauses (i) and (iii), would reasonably be expected to have a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Subscribed Shares.

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(d)         Subscriber (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act), (b) an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or (c) an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act), satisfying the applicable requirements set forth on Annex A, (ii) is acquiring the Subscribed Shares only for its own account and not for the account of others, or if Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, an institutional accredited investor, or an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act) satisfying the requirements set forth on Annex A and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, (iii) is not acquiring the Subscribed Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and has provided the Company with the requested information on Annex A following the signature page hereto), and (iv) is an “institutional account” as defined by FINRA Rule 4512(c). Subscriber is not an entity formed for the specific purpose of acquiring the Subscribed Shares, unless such newly formed entity is an entity in which all of the equity owners are accredited investors. Subscriber is aware that the Company is not relying specifically on the safe harbor from the registration requirements of the Securities Act provided by Regulation D under the Securities Act, and the Company will not file a Form D under the Securities Act with respect to the offer and sale of the Subscribed Shares.

(e)          Subscriber acknowledges and agrees that the Subscribed Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the Subscribed Shares have not been registered under the Securities Act and that the Company is not required to register the Subscribed Shares except as set forth in Section 5 of this Subscription Agreement. Subscriber acknowledges and agrees that the Subscribed Shares will be “restricted securities” within the meaning of the Securities Act and may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Company or a subsidiary thereof, or (ii) pursuant to an applicable exemption from the registration requirements of the Securities Act, and, in each of cases (i) and (ii), in accordance with any applicable securities laws of the applicable states and other jurisdictions of the United States, and that any certificates or book-entry statements representing the Subscribed Shares shall contain the restrictive legend set forth in Section 4(t). Subscriber acknowledges and agrees that the Subscribed Shares will be subject to these securities law transfer restrictions, and as a result of these transfer restrictions, Subscriber may not be able to readily resell, transfer, offer, pledge or otherwise dispose of the Subscribed Shares and may be required to bear the financial risk of an investment in the Subscribed Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Subscribed Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act (“Rule 144”), absent a change in law, receipt of regulatory no-action relief or an exemption, until at least one year from the Closing Date. Subscriber acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or other disposition of any of the Subscribed Shares.

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(f)          Subscriber understands and agrees that Subscriber is purchasing the Subscribed Shares directly from the Company. Subscriber further acknowledges that, except for the SEC Reports, the Company Investor Presentation dated November, 2025 provided to Subscriber in connection with the Subscription (the “Investor Presentation”), and the representations, warranties, covenants and agreements of the Company set forth in or incorporated into this Subscription Agreement, there have not been, and Subscriber hereby agrees that it is not relying on, any representations, warranties, covenants or agreements made to Subscriber by the Company, Freenome, the Placement Agents, any of their respective affiliates or control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transactions or any other person or entity, expressly or by implication. Subscriber acknowledges that certain information provided to the Subscriber by the Company on behalf of Freenome was based on projections prepared by Freenome, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. Subscriber acknowledges that the information contained in the Investor Presentation is subject to change, and Subscriber is not relying upon any projections contained in the Investor Presentation in order to make any investment decision with respect to the Shares. Subscriber further acknowledges that certain financial information (whether historical, audited, unaudited or otherwise, or in the form of projections) was prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections. Subscriber further acknowledges that no disclosure or offering document has been prepared or reviewed by the Placement Agents or any of their respective affiliates in connection with the offer and sale of the Subscribed Shares, and the Placement Agents and their respective affiliates and any control persons, officers, directors, employees, partners, agents or representatives of the Placement Agents and their respective affiliates have made no independent investigation with respect to the Company, Merger Sub, Freenome, the Subscribed Shares, the Subscription or the Transactions or the accuracy, completeness or adequacy of any information supplied to the Placement Agents by the Company, Merger Sub or Freenome. Subscriber acknowledges that in connection with the issuance and sale of the Subscribed Shares, no Placement Agent has acted as a financial advisor or fiduciary to any Subscriber. None of the Placement Agents or any of their respective directors, officers, employees, partners, agents, representatives or controlling persons has made any independent investigation with respect to the Company, Freenome, Merger Sub, the Subscribed Shares or the completeness or accuracy of any information provided to the Subscriber. Subscriber acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Subscribed Shares or as to the other matters referred to herein. Subscriber agrees that none of the Placement Agents, nor any of their respective affiliates or any of their or their respective affiliates’ control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscribed Shares. Subscriber further acknowledges that Subscriber has not relied upon the Placement Agents in connection with Subscriber’s due diligence review of the offering of the Subscribed Shares and of the Company, Freenome and Merger Sub. In making its decision to purchase the Subscribed Shares, Subscriber has relied solely upon independent investigation made by Subscriber. Subscriber acknowledges and agrees that Subscriber has received or had access to, and had an adequate opportunity to review, such information as Subscriber deems necessary in order to make an investment decision with respect to the Subscribed Shares, including with respect to the Company and the Transactions (including Freenome and its subsidiaries (collectively, the “Acquired Companies”)), and made its own assessment and is satisfied concerning the relevant financial, tax, and other economic considerations relevant to Subscriber’s investment in the Subscribed Shares. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the opportunity to ask such questions, receive such answers and obtain such information as Subscriber and Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscribed Shares. Without limiting the generality of the foregoing, Subscriber acknowledges that it has had an opportunity to review the Company’s SEC Reports. Subscriber acknowledges and agrees that the Placement Agents and any of their respective affiliates (i) have not provided Subscriber with any information or advice with respect to the Subscribed Shares nor is such information or advice necessary or desired; (ii) have not made and will not make any representation, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Subscription, the Transactions, the Company, the Acquired Companies, the quality or value of the Subscribed Shares, any of the documents furnished pursuant therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or the business, condition (financial and otherwise), management, operations, properties or prospects of, or any other matter concerning, the Company, Freenome, Merger Sub, the Subscription or the Transactions; (iii) may have acquired non-public information with respect to the Company or the Acquired Companies which Subscriber agrees need not be provided to it; and (iv) may have existing or future business relationships with the Company, Freenome and Merger Sub (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom. The Subscriber further acknowledges and agrees that the Company’s affiliates and/or Placement Agents and/or their respective affiliates may now or in the future own securities of the Company and may purchase securities in connection with the Transactions.

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(g)         Subscriber became aware of this offering of the Subscribed Shares solely by means of direct contact between Subscriber and the Company and/or Freenome, or their respective representatives or affiliates, or by means of contact from the Placement Agents, and the Subscribed Shares were offered to Subscriber solely by direct contact between Subscriber and the Company and/or Freenome, or their respective affiliates, or between Subscriber and the Placement Agents. Subscriber did not become aware of this offering of the Subscribed Shares, nor were the Subscribed Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Company represents and warrants that the Subscribed Shares (i) were not offered by any form of general advertising or, to the Subscriber’s knowledge, general solicitation, including methods described in section 502(c) of Regulation D and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h)         Subscriber acknowledges and agrees that (a) it has been informed that, in connection with the Transactions, (i) Jefferies LLC is acting as lead financial advisor, lead capital markets advisor and joint lead placement agent to the Company, (ii) Leerink Partners LLC is acting as joint capital markets advisor and joint lead placement agent to the Company, (iii) TD Securities (USA) LLC (as lead financial advisor, BTIG LLC (as financial advisor) and Guggenheim Securities LLC (as capital markets advisor) are acting as advisors to Freenome, and (iv) any additional placement agents engaged by the Company or Freenome in connection with the Subscription may act as placement agents or advisors to the Company or Freenome after the date of this Subscription Agreement, (b) the Placement Agents are not acting as an underwriter or in any other capacity in connection with the Subscription and (c) Jefferies LLC will receive deferred underwriting commissions in connection with the Company’s IPO (as defined below). The Company is solely responsible for paying any fees or other commission owed to the Placement Agents in connection with the Subscription or the Transactions.

(i)          Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscribed Shares, including those set forth in the SEC Reports. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscribed Shares, and Subscriber has had an opportunity to seek, and has sought, such accounting, legal, business and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber is an institutional account as defined in FINRA Rule 4512(c), and/or is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that its purchase of the Subscribed Shares (A) is fully consistent with its financial needs, objectives and condition, (B) complies and is fully consistent with all investment policies, guidelines and other restrictions applicable to it, (C) have been duly authorized and approved by all necessary action on Subscriber’s part, and (D) is a fit, proper and suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Subscribed Shares. Subscriber understands and acknowledges that it has been informed that the purchase and sale of the Subscribed Shares hereunder meets the institutional customer exemption under FINRA Rule 2111(b).

(j)          Alone, or together with any professional advisor(s), Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscribed Shares and determined that the Subscribed Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Company. Subscriber acknowledges specifically that a possibility of total loss of its investment exists. Subscriber will not look to the Placement Agents for all or part of any such loss or losses that Subscriber may suffer, is able to sustain a complete loss on its investment in the Subscribed Shares, has no need for liquidity with respect to its investment in the Subscribed Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Subscribed Shares.

(k)         Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that none of the Company, the Placement Agents, Freenome, or any of their respective agents or affiliates has offered Subscriber any tax advice relating to Subscriber’s investment in the Subscribed Shares, or made any representations, warranties or guarantees, whether written or oral, regarding the tax consequences of Subscriber’s investment in the Subscribed Shares.

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(l)          Subscriber understands and agrees that no federal or state agency, securities commission or similar regulatory authority has passed upon or endorsed the merits of the offering of the Subscribed Shares or made any findings or determination as to the fairness of this investment.

(m)        Subscriber is not[, and is not owned or controlled by or acting on behalf of (in connection with this Subscription Agreement)] [none of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity on its behalf is], a Sanctioned Person (as defined below). Subscriber is not a non-U.S. shell bank or providing banking services to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001 and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required by applicable law, it maintains, either directly or through the use of a third-party administrator, policies and procedures reasonably designed for the screening of any investors against Prohibited Parties. Subscriber further represents and warrants that, to the extent required by applicable law, the Subscriber maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Subscribed Shares were legally derived. For purposes of this Subscription Agreement, “Sanctioned Person” means at any time any person or entity that is: (i) the subject or target of Sanctions, (ii) a Prohibited Party; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Subscription Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, North Korea, and Syria.

(n)         Subscriber, together with any of its affiliates holding the Subscribed Shares or other securities of the Company, are not currently (and at all times through Closing will refrain from being or becoming) members of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Company, other than a “group” consisting of Subscriber and any such affiliates and persons controlling Subscriber and any such affiliates.

(o)         During the period commencing as of the time that Subscriber was first contacted by the Company, a Placement Agent or any other person regarding the transactions contemplated by this Subscription Agreement and ending immediately prior to the execution of this Subscription Agreement, Subscriber has not entered into any short sales (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to the securities of the Company. Notwithstanding the foregoing: (i) if Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of Subscriber’s assets, the representation set forth in the first sentence of this subsection shall only apply with respect to the portion of the assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares and (ii) in the case that Subscriber’s investment adviser utilized an information barrier with respect to the information regarding the transactions contemplated hereunder after first being contacted by the Company, a Placement Agent or any other person regarding the transactions contemplated by this Subscription Agreement, the representation set forth in the first sentence of this subsection shall only apply after the point in time when the portfolio manager who manages Subscriber’s assets was informed of the information regarding the transactions contemplated hereunder and, with respect to Subscriber’s investment adviser, the representation set forth in the first sentence of this subsection shall only apply with respect to any purchases or sales of the securities of the Company on behalf of other funds or investment vehicles for which Subscriber’s investment adviser is also an investment adviser or sub-adviser after the point in time when the portfolio manager who manages the assets of such other funds or investment vehicles for which Subscriber’s investment adviser is also an investment adviser or sub-adviser was informed of the information regarding the transactions contemplated hereunder.

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(p)         No foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) will acquire a substantial interest in the Company as a result of the purchase and sale of Subscribed Shares by Subscriber hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31 C.F.R. Part 800.208) over the Company from and after the Closing, in each case as a result of the purchase by Subscriber of Subscribed Shares hereunder.

(q)         If Subscriber is an employee benefit plan that is subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, Subscriber represents and warrants that (i) neither the Company, nor any of its respective affiliates (the “Transaction Parties”) has been relied on as the Plan’s fiduciary, or has been relied on by Subscriber for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

(r)         Subscriber at the Closing will have sufficient funds to pay the Purchase Price pursuant to Section 2.

(s)          No broker or finder has acted on behalf of Subscriber in connection with the sale of the Subscribed Shares pursuant to this Subscription Agreement in such way as to create any liability on the Company.

(t)          Subscriber acknowledges and agrees that the certificate or book entry position representing the Subscribed Shares will bear or reflect, as applicable, a legend substantially similar to the following:

“THIS SECURITY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND THIS SECURITY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THIS SECURITY MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (I) PURSUANT TO ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, (II) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, OR (III) TO THE COMPANY, IN EACH OF CASES (I) THROUGH (III) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE COMPANY MAY REQUIRE THE DELIVERY OF A WRITTEN OPINION OF COUNSEL, CERTIFICATIONS AND/OR ANY OTHER INFORMATION IT REASONABLY REQUIRES TO CONFIRM THE SECURITIES ACT EXEMPTION FOR SUCH TRANSACTION.”

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5.           Registration Rights.

(a)          The Company shall submit or file with the Commission (at the Company’s sole cost and expense) a registration statement registering the resale of the Subscribed Shares and naming the Subscriber as a selling stockholder thereunder (the “Registration Statement”) no later than thirty (30) calendar days after the Closing (such deadline the “Filing Deadline”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 5th Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such deadline the “Effectiveness Deadline”), provided, that if the Filing Deadline or Effectiveness Deadline falls on Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next business day on which the Commission is open for business, provided, further, however, that the Company’s obligations to include Subscriber’s Subscribed Shares in the Registration Statement are contingent upon Subscriber furnishing such information required by Commission rules for a Registration Statement regarding Subscriber, the securities of the Company held by Subscriber and the intended method of disposition of the Subscribed Shares (which shall be limited to non-underwritten public offerings) (collectively, the “Subscriber Information”) as shall be reasonably requested by the Company to effect the registration of the Subscribed Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Subscribed Shares. Any failure by the Company to file the Registration Statement by the Filing Deadline or to cause the effectiveness of such Registration Statement by the Effectiveness Deadline shall not otherwise relieve the Company of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 5. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, the Company shall file the final prospectus under Rule 424 of the Securities Act. The Registration Statement shall include a “plan of distribution” that permits all lawful means of disposition of the Subscribed Shares by Subscriber, including block sales, agented transactions, sales directly into the market and other customary provisions (but, excluding for the avoidance of doubt, underwritten public offerings, with respect to the Subscribed Shares).

(b)         The Company will provide a copy of such portions of the draft of the Registration Statement that include Subscriber Information to Subscriber for review and comment at least three (3) Business Days in advance of filing the Registration Statement, provided, that, for the avoidance of doubt, in no event shall the Company be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. With respect to the Subscriber Information, the Company shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.

(c)          In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve the Company of its obligation to register for resale the Subscribed Shares at a later date.

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(d)         The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will use its commercially reasonable efforts to, at its expense, cause such Registration Statement to remain effective with respect to Subscriber, keep any qualification, exemption or compliance under state securities laws which the Company determines to obtain continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of (i) the date on which all of the Subscribed Shares shall have been sold or (ii) the first date on which the undersigned can sell all of its Subscribed Shares (or shares received in exchange therefor) under Rule 144 without limitation as to the manner of sale, the amount of such securities that may be sold and without the requirement for the Company to be in compliance with the current public information required under Rule 144; provided, that the Company shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s board of directors reasonably believes, upon the advice of outside legal counsel, would require additional disclosure by the Company in the Registration Statement of material non-public information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s board of directors, upon the advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (such circumstance, a “Suspension Event”); provided, however, that the Company may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or for more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality) (A) of the occurrence of any Suspension Event during the period that the Registration Statement is effective or (B) that, as a result of a Suspension Event, the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, Subscriber agrees that it will promptly discontinue offers and sales of the Subscribed Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144 or any other applicable exemption to the registration requirements under the Securities Act) until Subscriber receives copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Company that it may resume such offers and sales (which notice shall not contain any material non-public information regarding the Company and which notice shall not be subject to any duty of confidentiality). If so directed by the Company, Subscriber will deliver to the Company or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Subscribed Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Subscribed Shares shall not apply (i) to the extent Subscriber is required to retain a copy of such prospectus (a) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (b) in accordance with a bona fide pre-existing document retention policy or (ii) to copies stored electronically on archival servers as a result of automatic data back-up. Notwithstanding anything to the contrary herein, the Company shall use its commercially reasonable efforts to cause its transfer agent to deliver unlegended shares of Common Stock to a transferee of the Subscriber in connection with any sale of Subscribed Shares with respect to which the Subscriber has entered into a contract for sale, prior to the Subscriber’s receipt of the notice of a Suspension Event and for which the Subscriber has not yet settled.

(e)          If the Commission prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Subscribed Shares by Subscriber, or any other shares of Common Stock by any Other Subscribers or shares of Common Stock by any other selling stockholder named in the Registration Statement, the Company will promptly notify Subscriber of such event, and the Company will use its best efforts to ensure that the Commission determines that (1) the offering contemplated by the Registration Statement is a bona fide secondary offering and not an offering “by or on behalf of the issuer” within the meaning of Rule 415, and (2) Subscriber is not a statutory underwriter. If the Company is unsuccessful in the efforts described in the preceding sentence, then the Company will cause such Registration Statement to register for resale such number of Subscribed Shares of Common Stock which is equal to the maximum number of Subscribed Shares as is permitted by the Commission. In such event, the number of shares of Common Stock to be registered for Subscriber, such Other Subscriber or other selling stockholder named in the Registration Statement shall be reduced pro rata first among all such selling stockholders who have signed this Subscription Agreement and the Other Subscription Agreements, then pro rata among all such other selling stockholders (or as otherwise directed by the Commission) and as promptly as practicable after being permitted to register additional Subscribed Shares under Rule 415 under the Securities Act, the Company shall use commercially reasonable efforts to amend the Registration Statement or file with the Commission and cause to be declared effective, as promptly as allowed by the Commission, one or more registration statements to register the resale of those Subscribed Shares that were not registered on the initial Registration Statement, as so amended and to cause such amendment or Registration Statement to become effective as promptly as practicable. Any such amended or new registration statement(s) shall be deemed to be a “Registration Statement” and all provisions of Section 5 shall apply with respect thereto.

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(f)          In the case of a registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. The Company shall advise Subscriber as promptly as practicable, but in no event later than five (5) Business Days following or such earlier date as indicated:

(i)          when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(ii)         of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information with respect to the Subscriber;

(iii)        of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose within two (2) Business Days of the Company’s notice of such event;

(iv)        within two (2) Business Days of the receipt by the Company of any notification with respect to the suspension of the qualification of the Subscribed Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(v)         subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events, provide Subscriber with any material, non-public information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in clauses (i) through (v) above may constitute material, non-public information regarding the Company.

(g)         The Company shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable.

(h)         Except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement as contemplated by this Subscription Agreement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Subscribed Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

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(i)          The Company shall use its commercially reasonable efforts to cause all Subscribed Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed.

(j)          The Company shall use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Subscribed Shares required hereby and to provide all customary and reasonable cooperation necessary to enable Subscriber to resell the Subscribed Shares pursuant to the Registration Statement.

(k)         For purposes of this Section 5, “Subscribed Shares” shall be deemed to include, as of any date of determination, the Subscribed Shares and any equity security issued or issuable with respect to such Subscribed Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Subscriber” shall mean the Subscriber or any affiliate of the Subscriber or other person to whom the rights under this Section 5 shall have been assigned

6.           Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof (in each case, except for those provisions expressly contemplated to survive such termination), upon the earliest to occur of (a) such date and time as the Business Combination Agreement is terminated in accordance with its terms; (b) the mutual written agreement of the parties hereto to terminate this Subscription Agreement; (c) if, on the Closing Date of the Transactions, any of the conditions to Closing set forth in Section 2 of this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be or are not consummated at the Closing; or (d) if the Closing has not occurred by the Termination Date (as so defined in the Business Combination Agreement as of the date hereof the “Outside Closing Date”); provided, that nothing herein will relieve any party from liability for any willful breach hereto prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Company shall notify Subscriber of the termination of the Business Combination Agreement and of any Other Subscription Agreement promptly after the termination thereof. Upon the termination of this Subscription Agreement in accordance with this Section 6, any monies paid by Subscriber to the Company in connection herewith shall be promptly (and in any event within two (2) Business Days after such termination) returned in full to Subscriber by wire transfer of U.S. dollars in immediately available funds to the account specified by Subscriber, without any deduction for or on account of any tax withholding, charges, or set-off.

7.           Trust Account Waiver. Subscriber hereby acknowledges that, as described in the Company’s prospectus relating to its initial public offering dated June 11, 2024, the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public shareholders and certain other parties (including the underwriters of the IPO). For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Subscriber hereby (a) agrees that it does not now and shall not at any time hereafter have any right, title, interest or claim of any kind in or to any assets held in the Trust Account, and shall not make any claim against the Trust Account, arising as a result of, in connection with or relating in any way to this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”), and (b) irrevocably waives any Released Claims that it may have against the Trust Account now or in the future as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 7 shall (x) be deemed to limit Subscriber’s right, title, interest or claim to the Trust Account, or any monies held therein, by virtue of such Subscriber’s (i) record or beneficial ownership of Cayman Class A Shares or (ii) redemption rights in connection with the Transactions with respect to any Cayman Class A Shares owned by such Subscriber or limit Subscriber’s right to distributions from the Trust Account in accordance with the Company Constitutional Documents in respect of the Cayman Class A Shares, (y) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief or (z) serve to limit or prohibit any claims that Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such released funds).

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8.           Registration Indemnity.

(a)          To the extent Subscriber is named as a selling stockholder under any Registration Statement, the Company shall indemnify and hold harmless, to the fullest extent permitted by law, Subscriber, its directors, trustees, officers, partners, members, managers, stockholders, affiliates, employees, advisers and agents, and each person who controls Subscriber (within the meaning of the Securities Act or the Exchange Act) and each affiliate of Subscriber (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, charges, claims, damages, liabilities, costs and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) that arise out of or are caused by, based upon, or relate to (i) any untrue or alleged untrue statement of material fact contained in such Registration Statement, any prospectus included in such Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto, or document incorporated therein by reference, (ii) or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances in which they were made) not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, Exchange Act, or any state securities laws or rule or regulation thereunder, in connection with the performance of its obligations under Section 5 of this Subscription Agreement, except insofar as, and only to the extent that such untrue statement, alleged untrue statement, omission, or alleged omission is caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein.

(b)         To the extent permitted by law, and in connection with any Registration Statement in which Subscriber is participating as a selling stockholder, Subscriber agrees, severally and not jointly with any Other Subscriber in the offering contemplated by this Subscription Agreement, to indemnify and hold harmless the Company and its directors, officers, employees and agents, and each person who controls the Company (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Company against any losses, charges, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, any prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances in which they were made) not misleading, but only to the extent that such untrue statement, alleged untrue statement, omission, or alleged omission is caused by or contained in any information furnished in writing to the Company by or on behalf of Subscriber expressly for use therein; provided, however, that the indemnification contained in this Section 8 shall not apply to amounts paid in settlement of any such losses, charges, claims, damages, liabilities, costs and expenses if such settlement is effected without the consent of Subscriber. In no event shall the liability of Subscriber payable by way of indemnity or contribution under this Section 8(b) or under Section 8(e) be greater than the dollar amount of the net proceeds received by Subscriber upon the sale of the Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification or contribution obligation.

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(c)         Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided, that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (2) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)         The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, trustee, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscribed Shares purchased pursuant to this Subscription Agreement. The indemnified parties are express third party beneficiaries of this Section 8, entitled to enforce their rights under this Section 8 as if party hereto.

(e)          If the indemnification provided under this Section 8 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, charges, claims, damages, liabilities, costs and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, charges, claims, damages, liabilities, costs and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by or on behalf of (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8 from any person who was not guilty of such fraudulent misrepresentation. Any contribution by Subscriber pursuant to this Section 8(e) (together with any indemnity under Section 8(b)) shall be no greater than the amount of net proceeds received by such Subscriber from the sale of such Subscribed Shares purchased pursuant to this Subscription Agreement giving rise to this obligation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

(f)          The indemnification rights and obligations pursuant to this Section 8 are in addition to, and not exclusive of, the indemnification rights and obligations set forth in Section 9 of this Subscription Agreement.

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9.           Further Indemnity

(a)         The Company agrees to indemnify and hold harmless Subscriber and its affiliates, and their respective directors, officers, trustees, members, managers, employees, investment advisers and agents (collectively, the “Related Persons” and together with the Subscriber, the “Indemnified Persons”), from and against any and all  losses, claims, damages, liabilities and expenses (including without limitation reasonable and documented attorney fees and disbursements of one firm of attorneys and the reasonable and documented out-of-pocket expenses reasonably incurred in connection with investigating, preparing or defending any action, claim or proceeding and the costs of enforcement thereof) to which such Indemnified Person may become subject as a result of or arising out of any action, claim or proceeding, against an Indemnified Person as a Subscriber or Related Person by any third party (including a shareholder of the Company), whether directly or in a derivative capacity, who is not an affiliate of the Indemnified Person, with respect to the transactions contemplated by this Subscription Agreement.

(b)         Notwithstanding anything to the contrary herein, the Company’s aggregate liability to all Indemnified Persons under this Section shall in no event exceed an amount equal to the Subscriber’s aggregate purchase price paid for the Subscription Amount. This cap shall apply to all indemnification obligations, including reimbursement of all reasonable and documented expenses, whether incurred as they arise or otherwise. As a condition to indemnification, any claim for indemnification under this Section must be asserted by the Indemnified Person by delivering written notice to the Company no later than six months after the initiation of the action, claim or proceeding that gives rise to the indemnification obligation, which written notice shall be sufficient to cover any indemnifiable losses, claims, damages, liabilities and expenses that arise out of the relevant action, claim or proceeding even if such losses, claims, damages, liabilities and expenses are incurred more than six months after the initiation thereof. For the avoidance of doubt, the indemnification obligations contained in this Section 9 shall not apply to any losses, claims, damages, liabilities and expenses resulting from the actual fraud or willful misconduct of the Indemnified Person.

(c)          Any person entitled to indemnification hereunder shall (i) give written notice in accordance with the immediately preceding paragraph to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided that any person entitled to indemnification hereunder shall have the right to employ one separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (A) the indemnifying party has agreed in writing to pay such fees or expenses, (B) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person or (C) in the reasonable judgment of any such person, based upon written advice of its counsel, a conflict of interest exists between such person and the indemnifying party with respect to such claims (in which case, if the person notifies the indemnifying party in writing that such person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person); and provided, further, that the failure of any indemnified party to give written notice as provided herein shall not relieve the indemnifying party of its obligations hereunder, except to the extent that such failure to give notice shall materially adversely affect the indemnifying party in the defense of any such claim or litigation. It is understood that the indemnifying party shall not, in connection with any proceeding in the same jurisdiction, be liable for fees or expenses of more than one separate firm of attorneys at any time for all such indemnified parties, and only to the extent such fees and expenses are reasonable and documented. No indemnifying party will, except with the consent of the indemnified party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement unless such judgment or settlement (i) imposes no liability or obligation on, (ii) includes as an unconditional term thereof the giving of a complete, explicit and unconditional release from the party bringing such indemnified claims of all liability of the indemnified party in respect of such claim or litigation in favor of, and (iii) does not include any admission of fault, culpability, wrongdoing, or wrongdoing or malfeasance by or on behalf of, the indemnified party. No indemnified party will, except with the consent of the indemnifying party, which consent shall not be unreasonably withheld, conditioned or delayed, consent to entry of any judgment or enter into any settlement.

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(d)         The indemnification rights and obligations pursuant to this Section 9 are in addition to, and not exclusive of, the indemnification rights and obligations set forth in Section 8 of this Subscription Agreement, subject in all cases to the aggregate cap described above.

10.         Company’s Covenants.

(a)         At any time and from time to time in connection with a bona fide sale of Subscribed Shares effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, the Company shall, subject to the receipt of customary documentation required from the holder of the applicable Subscribed Shares and broker, if applicable, in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Subscribed Shares being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). The Company shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and legend removal and the Subscriber shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).

(b)         With a view to making available to Subscriber the benefits of Rule 144 that permit Subscriber to sell securities of the Company to the public without registration, the Company agrees, for so long as Subscriber holds Subscribed Shares, to:

(i)          make and keep public information available, as those terms are understood and defined in Rule 144; and

(ii)         file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

(c)          While the Registration Statement is effective, the Company shall cause its counsel, or counsel acceptable to the transfer agent, to issue to the transfer agent a “blanket” legal opinion to allow the legend on the Subscribed Shares to be removed upon a bona fide sale of such Subscribed Shares pursuant to the plan of distribution set forth within any prospectus and pursuant to such effective Registration Statement in accordance with this Section 10. Upon request, the Company shall provide the Subscriber with contact information for the person responsible for the Company’s account at the transfer agent to facilitate transfers made pursuant to this Section 10. The Company shall be responsible for the fees of its transfer agent and its legal counsel (including for purposes of giving the opinion referenced herein) associated with such issuance and the Subscriber shall be responsible for its own fees or costs associated therewith (including its legal fees or costs of its legal counsel).

11.         Miscellaneous.

(a)         All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email with no mail undeliverable or rejection notice, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 11(a).

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(b)         Subscriber acknowledges that the Company, the Placement Agents and following the Closing Date, Freenome will rely on the truth and accuracy of the acknowledgments, understandings, agreements, representations and warranties of Subscriber contained in this Subscription Agreement; provided, however, that the foregoing clause of this Section 11(b) shall not give the Company, Freenome or the Placement Agents any rights other than those expressly set forth herein. Prior to the Closing, Subscriber agrees to promptly notify the Company and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of Subscriber set forth herein are no longer accurate in all material respects. Subscriber acknowledges and agrees that the purchase by Subscriber of Subscribed Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by Subscriber as of the time of such purchase. The Company acknowledges that Subscriber and the Placement Agents will rely on the truth and accuracy of the acknowledgments, understandings, agreements, representations and warranties of the Company contained in this Subscription Agreement. Prior to the Closing, the Company agrees to promptly notify Subscriber and the Placement Agents if it becomes aware that any of the acknowledgments, understandings, agreements, representations and warranties of the Company set forth herein are no longer true and accurate in all material respects.

(c)          Each of the Company, Freenome, the Placement Agents and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or regulatory bodies.

(d)         Each of the Company and Subscriber shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

(e)         Subscriber agrees that none of the Placement Agents shall be liable to it (including in contract, tort, under federal or state securities laws or otherwise) for any action heretofore or hereafter taken or omitted to be taken by any of them in good faith in connection with the Transactions and the purchase and sale of the Subscribed Shares hereunder.

(f)          Subscriber hereby agrees that it shall not, nor shall any person acting at Subscriber’s direction or pursuant to any understanding with Subscriber, directly or indirectly offer, sell, pledge, contract to sell, sell any option, engage in hedging activities or execute any “short sales” (as such term is defined in Regulation SHO under the Exchange Act, 17 CFR 242.200) or engage in other hedging transactions of any kind (other than pledges in the ordinary course of business as part of prime brokerage arrangements) directly with respect to the Subscribed Shares during the period from the date of this Subscription Agreement through the Closing or the earlier termination of this Subscription Agreement. Notwithstanding anything to the contrary set forth herein, (i) nothing in this Section 11(f) shall prohibit any entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Subscription or that share an investment adviser with Subscriber from entering into any short sales or engaging in other hedging transactions; (ii) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of Subscriber’s assets, this Section 11(f) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Subscribed Shares covered by this Subscription Agreement; (iii) nothing herein shall prohibit any sale (including the exercise of any redemption right) of securities of the Company (1) held by Subscriber, its affiliates or any person or entity acting on behalf of Subscriber or any of its affiliates prior to the execution of this Subscription Agreement or (2) purchased by Subscriber, its affiliates or any person or entity acting on behalf of Subscriber or any of its affiliates after the execution of the Subscription Agreement; or (iv) nothing herein shall prohibit ordinary course hedging transactions so long as the sales or borrowings relating to such hedging transactions are not settled with the Subscribed Shares subscribed for hereunder and the number of securities sold in such transactions does not exceed the number of securities owned or subscribed for at the time of such transactions. The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Subscribed Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided that such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and Subscriber effecting a pledge of the Subscribed Shares shall not be required to provide the Company with any notice thereof; provided, however, that neither the Company nor its counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge, other than providing any such lender of such margin agreement with an acknowledgment that the Subscribed Shares are not subject to any contractual lock up or prohibition on pledging, the form of such acknowledgment to be subject to review and comment by the Company in all respects.

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(g)         Neither this Subscription Agreement nor any rights that may accrue to Subscriber hereunder (other than the Subscribed Shares acquired hereunder, if any, and the registration rights set forth in Section 5 in connection with the transfer of any Subscribed Shares) may be transferred or assigned, subject to the provisions of the last sentence of this paragraph. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder solely in connection with the consummation of the Transactions and exclusively to another entity under the control of, or under common control with, the Company). Notwithstanding the foregoing, Subscriber may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager/adviser who acts on behalf of Subscriber) or, with the Company’s prior written consent, to another person; provided, that such affiliate or other person executes a joinder to this Subscription Agreement, such joinder to be in form and substance reasonably satisfactory to the Company, and no such assignment shall relieve Subscriber of its obligations hereunder if any such assignee fails to perform such obligations unless otherwise expressly agreed in writing by the Company.

(h)         All the representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. All of the covenants and agreements made by each party hereunder shall survive the Closing until the applicable statute of limitations or in accordance with their respective terms. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transactions, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transactions and remain in full force and effect.

(i)          The Company may request from Subscriber such additional information as the Company may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Subscribed Shares and to register the Subscribed Shares for resale, and Subscriber shall promptly provide such information as may be reasonably requested to the extent reasonably available and to the extent consistent with Subscriber’s internal policies and procedures, provided that the Company agrees to keep such information confidential. Subscriber acknowledges that the Company may file a copy of the form of this Subscription Agreement with the Commission as an exhibit to a periodic report of the Company or a registration statement of the Company.

(j)          This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought. Additionally, Section 3, Section 4, Section 11(l) and this Section 11(j) of this Subscription Agreement may not be amended, modified, supplemented or waived without the written consent of each Placement Agent.

(k)         This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

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(l)          This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person. This Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and assigns, except that (i) the Placement Agents shall be third-party beneficiaries to the representations, warranties, opinions, understandings and undertakings made by the Company, Freenome and their respective counsel and to the representations and warranties made by the Subscriber in this Subscription Agreement and (ii) as set forth in Section 5, Section 8, Section 11(b), Section 11(c), Section 11(j), and this Section 11(l) with respect to the persons specifically referenced therein.

(m)        The parties hereto acknowledge and agree that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Business Combination Agreement and (ii) immediate and irreparable harm or damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached and that money or other legal remedies would not be an adequate remedy for such damage. It is accordingly agreed that the parties shall be entitled to seek equitable relief, including in the form of an injunction or injunctions to prevent breaches or threatened breaches or restraining any violation or threatened violation of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in the Designated Courts pursuant to Section 11(s), this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to seek to specifically enforce Subscriber’s obligations to fund the Purchase Price and the provisions of the Subscription Agreement, in each case, on the terms and subject to the conditions set forth herein. The parties hereto further acknowledge and agree: (x) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy; (y) not to assert that a remedy of specific enforcement pursuant to this Section 11(m) is unenforceable, invalid, contrary to applicable law or inequitable for any reason; and (z) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

(n)         If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

(o)         No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

(p)         This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(q)         This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state.

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(r)          EACH PARTY AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS SUBSCRIPTION AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.

(s)          The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Subscription Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Subscription Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 11(a) of this Subscription Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

(t)          This Subscription Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Subscription Agreement, or the negotiation, execution or performance of this Subscription Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.

(u)         If any change in the Common Stock shall occur between the date hereof and immediately prior to the Closing by reason of any reclassification, recapitalization, sub-division (including consolidation) or combination, exchange or readjustment of shares, or any share dividend, the number of Subscribed Shares issued to Subscriber and the Per Share Price shall be appropriately adjusted to reflect such change.

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(v)          The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement (provided that, if this Subscription Agreement is executed between midnight and 9:00 a.m., New York City time on the date hereof and assuming that the date hereof is a Business Day, as soon as reasonably practicable on the date hereof), issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document” and the actual issuance of such press release or filing of such Current Report on Form 8-K, the “Disclosure Time”), which Current Report on Form 8-K shall include as exhibits this Subscription Agreement, the Business Combination Agreement, the Investor Presentation provided to Subscriber and the press release, disclosing any material non-public information within the meaning of the federal securities laws that the Company, Freenome or their respective officers, directors, employees, agents or any other person acting at their direction or on their behalf has provided to Subscriber in connection with the transactions contemplated by this Subscription Agreement or the Business Combination Agreement prior to the filing of the Disclosure Document (which includes, for the avoidance of doubt, all material terms of this Subscription Agreement, the Other Subscription Agreements, the Business Combination Agreement, the transactions contemplated hereby and thereby, the Transactions and any other material, non-public information that the Company or Freenome has provided to Subscriber at any time prior to the filing of the Disclosure Document). As of the Disclosure Time, unless Subscriber or its affiliates may have received other material, non-public information by virtue of their positions as directors, board observers and/or officers of Freenome (or as affiliates of such persons), Subscriber and its affiliates shall not be in possession of any such material, non-public information received from the Company or Freenome or any of their respective officers, directors, employees or agents or any other person acting at their direction or on their behalf in connection with the transactions contemplated by this Subscription Agreement or the Business Combination Agreement prior to the filing of the Disclosure Document,  and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, Freenome, the Placement Agents, or any of their respective affiliates in connection with the Transactions. Except with the express written consent of Subscriber and unless prior thereto Subscriber shall have executed a written agreement regarding the confidentiality and use of such information, the Company shall not, and shall cause its officers, directors, employees and agents, not to, provide Subscriber with any material, non-public information regarding the Company, Freenome or the Transactions from and after the filing of the Disclosure Document. The Company understands and confirms that the Subscriber and its affiliates, representatives and advisers will rely on the foregoing representations in effecting transactions in the securities of the Company. Notwithstanding anything in this Subscription Agreement to the contrary, the Company shall not and shall  cause the Placement Agents and Freenome to not (i) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers, if applicable, including but not limited to any press release, without the prior written consent of Subscriber and (ii) publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of Subscriber or any of its affiliates or advisers in any filing with the Commission or any regulatory agency or trading market, without the prior written consent of Subscriber, except (A) as required by the federal securities law, regulatory agency or under the regulations of Nasdaq and (B) as expressly contemplated by Section 5(a) of this Subscription Agreement, in each of which case, the Company shall provide Subscriber with prior written notice of such disclosure, and shall reasonably cooperate with Subscriber regarding such disclosure. Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates that is required for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the Commission).

(w)         The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or any Other Subscriber under the Other Subscription Agreements. The decision of Subscriber to purchase Subscribed Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company, Freenome or any of their respective subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Subscribed Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

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[Signature Pages Follow]

29

In Witness Whereof, each of the Company and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first set forth above.

Perceptive Capital Solutions Corp

By:

Name:
Title:

Email: with a copy (not to constitute notice) to:

Cooley LLP
500 Boylston Street, 14th Floor
Boston, Massachusetts 02116
Attention: Eric Blanchard; Kevin Cooper

By:	[SUBSCRIBER]

Name:
Title:
Address for Notices:

Email:

Name in which shares are to be registered:

Price Per Subscribed Share:	$10.00

Aggregate Purchase Price:	$___________________

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the Escrow Account specified by the Company in the Closing Notice.

[Signature Page to Subscription Agreement]

Annex A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Annex A should be completed and signed by Subscriber
and constitutes a part of the Subscription Agreement.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS (Please check the box, if applicable)

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) (a “QIB”)

☐	Subscriber is subscribing for the Subscribed Shares as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

**OR**

B.	ACCREDITED INVESTOR STATUS (Please check the box)

☐
Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and has marked and initialed the appropriate box below indicating the provision under which it qualifies as an “accredited investor.”

**OR**

C.	ACCREDITED INVESTOR STATUS (Please check the box)

☐	Subscriber is an “accredited investor” (within the meaning of Rule 501(a)(5) or (6) of Regulation D under the Securities Act).

**AND**

D.	AFFILIATE STATUS (Please check the applicable box)

SUBSCRIBER:

☐ is:

☐ is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Company or Freenome or acting on behalf of an affiliate of the Company or Freenome.

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

A-1

☐
Any bank as defined in section 3(a)(2) of the Securities Act of 1933 (the “Act”), or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

☐
Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐
Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

☐
Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐
Any natural person whose individual net worth, or joint net worth with that person’s spouse, at the time of his purchase exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence must not be included as an asset; (b) indebtedness secured by the person’s primary residence up to the estimated fair market value of the primary residence must not be included as a liability (except that if the amount of such indebtedness outstanding at the time of calculation exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess must be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the residence must be included as a liability;

☐
Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐	Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person.

This Annex should be completed by Subscriber and constitutes a part of the Subscription Agreement.

A-2

Exhibit 10.3

FORM OF TRANSACTION SUPPORT AGREEMENT

This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of December 5, 2025, by and among Perceptive Capital Solutions Corp, a Cayman Islands exempted company (“PCSC”), and [●], a [●] (the “Shareholder”). Each of PCSC and the Shareholder are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).

RECITALS

WHEREAS, on December 5, 2025, PCSC, StarNet Merger Sub I, Corp., a Delaware corporation (“Merger Sub I”), StarNet Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”, and together with Merger Sub I, “Merger Subs”) and Freenome Holdings, Inc., a Delaware corporation (the “Company”), entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, (i) Merger Sub I will merge with and into the Company, with the Company as the surviving company in the First Merger, (ii) the surviving entity of the First Merger will merge with and into Merger Sub II, with Merger Sub II as the surviving company in the Second Merger and, after giving effect to the Mergers, becoming a wholly-owned Subsidiary of PCSC, and (iii) each Company Share (including the Subject Company Shares (as defined below)) will be converted into the right to receive PCSC Shares, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, the Shareholder is the record and beneficial owner of the number and type of Equity Securities of the Company set forth on Schedule A hereto (together with any other Equity Securities of the Company that the Shareholder acquires record or beneficial ownership after the date hereof, collectively, the “Subject Company Shares”);

WHEREAS, in consideration for the benefits to be received by the Shareholder under the terms of the Business Combination Agreement and as a material inducement to PCSC and the other PCSC Parties agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Shareholder agrees to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and

WHEREAS, the Parties acknowledge and agree that PCSC and the other PCSC Parties would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Shareholder entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

AGREEMENT

1.           Company Shareholder Consent and Related Matters.

(a)          As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Shareholder shall duly execute and deliver to the Company and PCSC (i) the Company Shareholder Written Consent, in the form attached hereto as Exhibit A, under which it shall irrevocably and unconditionally consent to the matters, actions and proposals contemplated by Section 5.14(b) (Transaction Support Agreements; Company Shareholder Approval) of the Business Combination Agreement; and (ii) execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to amend or otherwise modify the Governing Documents of the Company, the Company Shareholders Agreement and each other applicable Contract in the manner required by Section 5.14(b) (Transaction Support Agreements; Company Shareholder Approval) of the Business Combination Agreement. Without limiting the generality of the first two sentences of this Section 1(a), prior to the Closing, the Shareholder shall vote (or cause to be voted), at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the shareholders of the Company, however called, and in any action by written resolution of the shareholders of the Company, at which the Business Combination Agreement and other related agreements (or any amended version thereof) or such other related actions, are submitted for the consideration of the shareholders of the Company, the Subject Company Shares:

(i)          in favor of: (A) the approval and adoption of the Business Combination Agreement; and (B) the Mergers and the other transactions contemplated by the Business Combination Agreement, including the Ancillary Documents and all other agreements related to the Mergers to which the Company or any other Group Company is a party or to which PCSC or either one of the Merger Subs is a party; and

(ii)        against and withhold consent, including by written consent or written resolution, with respect to (A) any Company Acquisition Proposal or (B) any other matter, action, transaction, agreement or proposal that is intended or that would reasonably be expected to (x) result in a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement, (y) result in a breach of any of the conditions to the Closing set forth in Sections 6.1 (Conditions to the Obligations of the Parties), or 6.2 (Other Conditions to the Obligations of the PCSC Parties) of the Business Combination Agreement not being satisfied, or (z) frustrate the purposes of, impede, hinder, interfere with, prevent or delay the consummation of, or otherwise adversely affect, the Mergers, or any of the other transactions contemplated by the Business Combination Agreement or any of the other agreements related to the Mergers (including the Ancillary Documents to which the Company or any other Group Company is a party or to which PCSC or either one of the Merger Subs is a party) including: (aa) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving any Group Company, PCSC or Merger Subs, in each case other than the Mergers and the other transactions contemplated by the Business Combination Agreement; (bb) a reorganization, recapitalization or liquidation of any Group Company, PCSC or Merger Subs, in each case other than the Mergers and the other transactions contemplated by the Business Combination Agreement; (cc) any amendment or other change to the Governing Documents of any Group Company, PCSC or Merger Subs (other than as expressly contemplated in or permitted by the Business Combination Agreement or the Ancillary Documents), except if approved in writing by PCSC.

(b)        Each Shareholder shall not, and shall direct such Shareholder’s Affiliates not to, directly or indirectly, (1) initiate, seek, solicit, knowingly facilitate or knowingly encourage (including by way of furnishing any nonpublic information), whether publicly or otherwise, any inquiries with respect to, or the making. or submission of, a Company Acquisition Proposal, (2) enter into or engage in any negotiations or discussions with, or provide any nonpublic information to, or afford access to the business, properties, assets, books or records of any Group Company, PCSC or Merger Subs to, any Person (other than PCSC or any of its Representatives) relating to or for the purpose of encouraging or facilitating any Company Acquisition Proposal (other than to state that the terms of this Agreement prohibit such discussions), (3) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity interests of any Group Company, PCSC or Merger Subs, (4) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal, or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal, or (5) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action.

(c)         For the avoidance of doubt, in the event that (i) any Subject Company Shares are issued to any Shareholder after the date of this Agreement pursuant to any share dividend, share split, recapitalization, reclassification, combination or exchange of Subject Company Shares of, on or affecting the Subject Company Shares owned by such Shareholder or otherwise, (ii) such Shareholder purchases or otherwise acquires beneficial ownership of any Subject Company Shares after the date of this Agreement, or (iii) such Shareholder acquires the right to vote or share in the voting of any Subject Company Shares after the date of this Agreement (such Subject Company Shares or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by such Shareholder shall constitute Subject Company Shares and shall be subject to the terms of this Agreement (including with respect to the voting and proxy requirements set forth in this Section 1) to the same extent as if they constituted Subject Company Shares owned by such Shareholder as of the date of this Agreement.

(d)         Without limiting any other rights or remedies of PCSC, the Shareholder hereby irrevocably appoints PCSC or any individual designated by PCSC as the Shareholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for the purposes of complying with obligations hereunder in accordance with the laws of the State of Delaware and on such Shareholder’s behalf, for and in the name, place and stead of the Shareholder, to attend on behalf of the Shareholder any meeting of the Company Shareholders with respect to the matters described in Section 1(a), to include the Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company Shareholders, to vote (or cause to be voted) the Subject Company Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Company Shareholders or any action by written consent by the Company Shareholders (including the Company Shareholder Written Consent), in each case, in the event that the Shareholder fails to provide its consent or vote its Subject Company Shares in accordance with Section 1(a) or perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).

(e)          The proxy granted by the Shareholder pursuant to Section 1(d) is coupled with an interest sufficient in law to support an irrevocable proxy and is granted in consideration for PCSC entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. Each Shareholder authorizes such attorney-in-fact and proxy to substitute any other Person to act hereunder, to revoke any substitution and to file this proxy and any substitution or revocation with the Secretary of the Company.  The proxy granted by the Shareholder pursuant to Section 1(d) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by the Shareholder and the Shareholder hereby revokes any and all prior proxies granted by the Shareholder with respect to the Subject Company Shares. The vote or consent of the proxyholder in accordance with Section 1(d) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by the Shareholder of the Subject Company Shares (or any other Person with the power to vote the Subject Company Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(d) on any matter except those provided in Section 1(a). For the avoidance of doubt, the Shareholder may vote the Subject Company Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement. The Shareholder hereby affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked and that such irrevocable proxy is executed and intended to be irrevocable. Notwithstanding any other provision of this Agreement, the irrevocable proxy granted hereunder shall automatically terminate upon the termination of this Agreement. Each Shareholder agrees not to grant any proxy that conflicts or is inconsistent with the proxy granted to PCSC in this Agreement.

2.           Other Covenants and Agreements.

(a)        The Shareholder hereby agrees that, notwithstanding anything to the contrary in any such agreement, (i) without the prior written consent of PCSC (not to be unreasonably withheld, delayed or conditioned), such Shareholder shall not modify or amend any Contract between or among such Shareholder, anyone related by blood, marriage or adoption to such Shareholder or any Affiliate of such Shareholder (other than the Company or any other Group Company), in each case in his or her capacity as a shareholder of the Company, on the one hand, and the Company or any other Group Company, on the other hand, including, for the avoidance of doubt each of the agreements set forth on Schedule B, (ii) each of the agreements set forth on Schedule B hereto shall be automatically terminated and of no further force and effect (including any provisions of any such agreement that, by its terms, survive such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing and (ii) upon such termination neither the Company nor any of its Affiliates (including the other Group Companies and, from and after the Effective Time, PCSC and its Affiliates) shall have any further obligations or liabilities under each such agreement; provided, however, that the indemnification provisions that are contemplated to survive the agreement marked with an asterisk (*) on Schedule B shall survive such termination in accordance with their terms. Without limiting the generality of the foregoing, the Shareholder hereby agrees to promptly execute and deliver all additional agreements, documents and instruments and take, or cause to be taken, all actions necessary or reasonably advisable in order to achieve the purpose of the preceding sentence.

(b)         The Shareholder shall be bound by and subject to (i) Sections 5.3(a) (Confidentiality) and 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if the Shareholder is directly party thereto, and (ii) the Sections 5.6(a) (Exclusive Dealing) and 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if the Shareholder is directly party thereto.

(c)         The Shareholder acknowledges and agrees that PCSC and the other PCSC Parties are entering into the Business Combination Agreement in reliance upon the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for the Shareholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement PCSC and the other PCSC Parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.

3.           Shareholder Representations and Warranties. The Shareholder represents and warrants to PCSC as follows:

(a)         The Shareholder is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

(b)        The Shareholder has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary corporate (or other similar) action on the part of the Shareholder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid, legal and binding agreement of the Shareholder (assuming that this Agreement is duly authorized, executed and delivered by PCSC), enforceable against the Shareholder in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).

(c)         No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Shareholder with respect to the Shareholder’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(d)         None of the execution or delivery of this Agreement by the Shareholder, the performance by the Shareholder of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Shareholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which the Shareholder is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which the Shareholder or any of its properties or assets are bound or (iv) result in the creation of any Lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.

(e)         The Shareholder is the record and beneficial owner of the Subject Company Shares and has valid, good and marketable title to the Subject Company Shares, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Shareholders Agreement). Except for the Equity Securities of the Company set forth on Schedule A hereto, together with any other Equity Securities of the Company that the Shareholder acquires record or beneficial ownership after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 5.1(b)(v) (Conduct of Business of the Company)] of the Business Combination Agreement, the Shareholder does not own, beneficially or of record, any Equity Securities of any Group Company. Except as otherwise expressly contemplated by the agreements listed on Schedule B and any related acknowledgement agreement existing on the date hereof and made available to PCSC or any agreement that is entered into in accordance with the Business Combination Agreement, the Shareholder does not have the right to acquire any Equity Securities of any Group Company. The Shareholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement, the Business Combination Agreement and the Amended and Restated Voting Agreement, dated as of January 26, 2024, by and among the Company and certain Investors listed therein and the Key Holders listed therein the Shareholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer any of the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of the Subject Company Shares.

(f)          There is no Proceeding pending or, to the Shareholder’s knowledge, threatened against the Shareholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of the Shareholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.

(g)         The Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that (i) he, she or it has conducted his, her or its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the PCSC Parties and (ii) he, she or it has been furnished with or given access to such documents and information about the PCSC Parties and their respective businesses and operations as he, she or it and his, her or its Representatives have deemed necessary to enable him, her or it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which he, she or it is or will be a party and the transactions contemplated hereby and thereby.

(h)        In entering into this Agreement and the other Ancillary Documents to which he, she or it is or will be a party, the Shareholder has relied solely on his, her or its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party and no other representations or warranties of any PCSC Party (including, for the avoidance of doubt, none of the representations or warranties of any PCSC Party set forth in the Business Combination Agreement or any other Ancillary Document), any PCSC Non-Party Affiliate or any other Person, either express or implied, and the Shareholder, on his, her or its own behalf and on behalf of his, her or its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which he, she or it is or will be a party, none of the PCSC Parties, any PCSC Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which he, she or it is or will be a party or the transactions contemplated hereby or thereby.

4.           Transfer of Subject Securities. Except as expressly contemplated by the Business Combination Agreement or with the prior written consent of PCSC (such consent to be given or withheld in its sole discretion), from and after the date hereof, the Shareholder agrees not to (a) Transfer any of the Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require the Shareholder to Transfer the Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of the Subject Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise).

5.           Termination. This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time; and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 5(b) shall not affect any Liability on the part of any Party for a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud, (ii) Section 2(b)(i) (solely to the extent that it relates to Section 5.3(a) (Confidentiality and Access to Information) of the Business Combination Agreement) and the representations and warranties set forth in Sections 3(g) and (h) shall each survive any termination of this Agreement, (iii) Section 2(b)(i) (solely to the extent that it relates to Section 5.4(a) (Public Announcements) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(a) and (iv) Section 2(b)(ii) (solely to the extent that it relates to Section 8.18 (Trust Account Waiver) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(b). For purposes of this Section 5, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission committed by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, causing such Party to enter into this Agreement, and (E) another Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.

6.           Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (a) the Shareholder makes no agreement or understanding herein in any capacity other than in such Shareholder’s capacity as a record holder and beneficial owner of the Subject Company Shares any representative of such Shareholder serving as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.

7.            No Recourse. Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may only be enforced against, and any action for breach of thi s Agreement may only be made against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any Company Non-Party Affiliate (other than the Shareholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any PCSC Non-Party Affiliate, and (b) none of the Company, any Company Non-Party Affiliates (other than the Shareholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any PCSC Non-Party Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.

8.          Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

If to PCSC, to:

c/o Perceptive Capital Solutions Corp
51 Astor Place, 10th Floor
New York, NY 10003
Attention:	[•]
E-mail:	[•]

with a copy (which shall not constitute notice) to:

Cooley LLP
500 Boylston Street, 14th Floor
Boston, Massachusetts 02116
Attention:	Eric Blanchard
Kevin Cooper
E-mail:	[Redacted]

If to the Shareholder, to:

[_________]
[_________]
[_________]
Attention:	[________]
Facsimile:	[________]
Email:	[________]

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
Attention:	Jocelyn Arel
Sarah Ashfaq
Jusin Anslow
Katie Hand
E-mail:	[Redacted]

or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

9.          Entire Agreement. This Agreement, the Business Combination Agreement and documents referred to herein and therein constitutes the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

10.         Amendments and Waivers; Assignment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by the Shareholder and PCSC. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by the Shareholder without PCSC’s prior written consent (to be withheld or given in its sole discretion).

11.         Fees and Expenses. Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.

12.         Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that either Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

13.        No Third Party Beneficiaries. This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties, partners or participants in a joint venture.

14.        Miscellaneous. Sections 8.1 (Non-Survival), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

PERCEPTIVE CAPITAL SOLUTIONS CORP

By:
Name:
Title:

[Signature Page to Transaction Support Agreement]

[SHAREHOLDER]

By:
Name:
Title:

[Signature Page to Transaction Support Agreement]

SCHEDULE A

Class/Series Securities	Number of Shares
[●]	[●]
[●]	[●]

SCHEDULE B

EXHIBIT A

Company Shareholder Written Consent

Exhibit 10.4

FORM OF INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”) is dated as of [●], 2026, and is entered into by and among Freenome, Inc., a Delaware corporation (“PCSC”) (formerly known as Perceptive Capital Solutions Corp, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), Perceptive Capital Solutions Holdings, a Cayman Islands exempted company (the “Sponsor”), certain investment vehicles of Perceptive Advisors, LLC, a Delaware limited liability company, set forth on Schedule 1 hereto (collectively, “Perceptive”), certain existing shareholders of PCSC as set forth on Schedule 2 hereto (the “PCSC Existing Investors”), certain former stockholders of Freenome Holdings, Inc., a Delaware corporation (the “Company” or “Freenome”), set forth on Schedule 3 hereto (such stockholders, the “Freenome Holders”) and other persons and entities (collectively with the Sponsor, Perceptive, the PCSC Existing Investors, the Freenome Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not otherwise defined herein shall have the meanings given such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, PCSC, the Sponsor, and the PCSC Existing Investors are party to that certain Registration and Shareholder Rights Agreement, dated as of June 13, 2024 (the “Original RSRA”);

WHEREAS, PCSC is party to that certain Business Combination Agreement, dated as of December 5, 2025 (as it may be further amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among PCSC, StarNet Merger Sub I, Corp., a Delaware corporation and a direct, wholly owned subsidiary of PCSC (“Merger Sub I”), StarNet Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of PCSC (“Merger Sub II”), and the Company, pursuant to which, on [●], 2026, PCSC deregistered from the Register of Companies in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”), and on [●], 2026, (i) Merger Sub I merged with and into the Company, with the Company surviving the First Merger as a wholly owned subsidiary of PCSC, and (ii) the surviving entity merged with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of PCSC;

WHEREAS, at least one day prior to the Closing Date, pursuant to the Business Combination Agreement, PCSC shall cause each Class A ordinary share of a par value of $0.0001 each, Class B ordinary share of a par value of $0.0001 each, and preference share of a par value of $0.0001 each of PCSC that is issued and outstanding immediately prior to the Domestication (for the avoidance of doubt, after effecting the PCSC Shareholder Redemptions) to be converted into one share of common stock, par value $0.0001 per share, of PCSC (“PCSC Shares”);

WHEREAS, on the Closing Date, following the Domestication, (a) Merger Sub I will merge with and into the Company (the “First Merger”), with the Company as the surviving company in the First Merger and, after giving effect to the First Merger, the Company will be a wholly-owned Subsidiary of PCSC, (b) the surviving entity will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II as the surviving entity in the Second Merger and, after giving effect to the Second Merger, Merger Sub II will be a wholly-owned Subsidiary of PCSC and (c) each Company Share will be automatically converted as of the Effective Time into the right to receive a portion of the Adjusted Transaction Share Consideration, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, on the date of this Agreement, certain investors purchased an aggregate of 24,000,000 shares of PCSC Shares (the “Investor Shares”) in a transaction exempt from registration under the Securities Act pursuant to the respective Investor Subscription Agreements, each dated as of December 5, 2025, entered into by and between PCSC and each of such investors (the “PIPE Investment”);

WHEREAS, pursuant to Section 6.8 of the Original RSRA, compliance with any of the provisions, covenants and conditions set forth in the RSRA may be waived, or any of such provisions, covenants or conditions may be amended or modified upon the written consent of PCSC and the Holders (as defined in the Original RSRA) of at least a majority in interest of the Registrable Securities (as defined in the Original RSRA) at the time in question;

WHEREAS, PCSC, the Sponsor, and the PCSC Existing Investors desire to amend and restate the Original RSRA in its entirety and enter into this Agreement, pursuant to which PCSC shall grant the Holders certain registration rights with respect to certain securities of PCSC, as set forth in this Agreement; and

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of the shares of PCSC Shares acquired pursuant to the terms of the Business Combination Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1          Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” means any public disclosure of material non-public information that, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of PCSC or the PCSC Board, in each case, after consultation with counsel to PCSC, (a) would be required to be made in any Registration Statement or Prospectus for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made), (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective, or used, as the case may be, and (c) PCSC has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble hereto.

“Block Trade” shall have the meaning given in Section 2.4.1.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York.

“Closing” shall have the meaning given in the Business Combination Agreement.

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“Closing Date” shall have the meaning given in the Business Combination Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Demanding Holder” shall have the meaning given in Section 2.1.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“First Merger” shall have the meaning given in the Recitals hereto.

“Freenome” shall have the meaning given in the Preamble hereto.

“Freenome Holders” shall have the meaning given in the Preamble hereto.

“Form S-1 Shelf” shall have the meaning given in Section 2.1.1.

“Form S-3 Shelf” shall have the meaning given in Section 2.1.1.

“Holder Information” shall have the meaning given in Section 4.1.2.

“Holders” shall have the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Lock-up Period” shall mean, for Holders who signed those certain lock-up agreements dated as of [●], 2026, the period beginning on the Closing Date and ending six months after the Closing Date.

“Maximum Number of Securities” shall have the meaning given in Section 2.1.5.

“Merger Sub I” shall have the meaning given in the Recitals hereto.

“Merger Sub II” shall have the meaning given in the Recitals hereto.

“Minimum Takedown Threshold” shall have the meaning given in Section 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“Original RSRA” shall have the meaning given in the Recitals hereto.

“Other Coordinated Offering” shall have the meaning given in Section 2.4.1.

“PCSC” shall have the meaning given in the Preamble hereto and includes PCSC’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“PCSC Board” shall mean the Board of Directors of PCSC.

“PCSC Existing Investors” shall have the meaning given in the Preamble hereto.

“PCSC Shares” shall have the meaning given in the Recitals hereto.

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“Perceptive” shall have the meaning given in the Preamble hereto.

“Permitted Transferees” shall mean persons to whom a holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the applicable Lock-up Period.

“Piggyback Registration” shall have the meaning given in Section 2.2.1.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any outstanding shares of PCSC Shares held by a Holder following the Closing that are issued in connection with the transactions contemplated by the Business Combination Agreement and the PIPE Investment, including, for the avoidance of doubt, any shares of PCSC Shares (i) issued in connection with the Domestication, (ii) issued as Adjusted Transaction Share Consideration and (iii) that are Investor Shares; (b) any shares of PCSC Shares that may be acquired by a Holder upon the exercise, conversion or redemption of any other security of PCSC or other right to acquire PCSC Shares held by a Holder following the Closing that are issued or distributable in connection with the transactions contemplated by the Business Combination Agreement, including, for the avoidance of doubt, the shares of PCSC Shares issued or issuable upon the exercise of any equity awards of PCSC held by a Holder immediately following the Closing; (c) any outstanding shares of PCSC Shares and shares of PCSC Shares issued or issuable upon the exercise of any other equity security of PCSC acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of PCSC; and (d) any other equity security of PCSC or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b) or (c) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (B)(i) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (ii) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by PCSC and (iii) subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale); and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, Prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)        all registration, listing and filing fees, including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the PCSC Share is then listed;

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(B)     fees and expenses of compliance with securities or blue sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)        printing, messenger, telephone and delivery expenses;

(D)        reasonable fees and disbursements of counsel for PCSC;

(E)       reasonable fees and disbursements of all independent registered public accountants of PCSC incurred specifically in connection with such Registration; and

(F)         in an Underwritten Offering or Other Coordinated Offering, reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders, up to $100,000 in the aggregate.

“Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.1.5.

“Second Merger” shall have the meaning given in the Recitals hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration Statement, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration Statement” shall have the meaning given in Section 2.1.2.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, gift, hypothecate, place a lien on, pledge, lend, assign, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Commission promulgated thereunder, with respect to, any security, (b) deposit any PCSC Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (c) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any PCSC Shares, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of PCSC Shares or other securities, in cash or otherwise, or (d) public announcement of any intention to effect any transaction specified in clause (a) - (c).

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“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of PCSC are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in Section 2.1.6.

ARTICLE II
REGISTRATIONS AND OFFERINGS

2.1         Shelf Registration.

2.1.1      Filing.

(a)          Within thirty (30) calendar days following the Closing Date (the “Filing Deadline”), PCSC shall submit to or file with the Commission a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or a Registration Statement for a Shelf Registration on Form S-3 (the “Form S-3 Shelf”), if PCSC is then eligible to use a Form S-3 Shelf, in each case, covering the resale of all the Registrable Securities (determined as of two (2) Business Days prior to such submission or filing) on a delayed or continuous basis as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) and shall use its commercially reasonable efforts to have such Shelf declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies PCSC that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) the Filing Deadline, and (ii) the 7th Business Day after the date PCSC is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review by the Commission (such deadline the “Effectiveness Deadline”); provided, that if the Filing Deadline or Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Filing Deadline or Effectiveness Deadline, as the case may be, shall be extended to the next Business Day on which the Commission is open for business; provided, further, however, that PCSC’s obligations to include the Registrable Securities in the Registration Statement are contingent upon the Holder furnishing in a completed questionnaire in customary form to PCSC that contains the information required by Commission rules for a Registration Statement regarding the Holder, the securities of PCSC held by the Holder as shall be reasonably requested by PCSC to effect the registration of the Registrable Securities, and shall execute such documents in connection with such registration as PCSC may reasonably request that are customary of a selling stockholder in similar situations. If the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days on which the Commission remains closed. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein. PCSC shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event PCSC files a Form S-1 Shelf, PCSC shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration Statement) to a Form S-3 Shelf as soon as practicable after PCSC is eligible to use Form S-3. PCSC’s obligation under this Section 2.1.1, shall, for the avoidance of doubt, be subject to Section 3.4. Any failure by PCSC to file the Registration Statement by the Filing Deadline or to cause the effectiveness of such Registration Statement by the Effectiveness Deadline shall not otherwise relieve PCSC of its obligations to file or cause the effectiveness of the Registration Statement as set forth above in this Section 2.1. Upon notification by the Commission that any Registration Statement has been declared effective by the Commission, and within two (2) Business Days thereafter, PCSC shall file the final prospectus under Rule 424 of the Securities Act.

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(b)          PCSC will provide a copy of such portions of the draft of the Registration Statement that include a Holder’s information to such Holder for review and comment at least two (2) business days in advance of filing the Registration Statement, provided, that, for the avoidance of doubt, in no event shall PCSC be required to delay or postpone the filing of such Registration Statement as a result of or in connection with a Holder’s review. With respect to the Holder’s information, PCSC shall request such information at least five (5) Business Days prior to the anticipated initial filing date of the Registration Statement.

(c)          In no event shall a Holder be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that a Holder be identified as a statutory underwriter in the Registration Statement, such Holder will have an opportunity to withdraw from the Registration Statement, it being understood that such withdrawal shall not relieve PCSC of its obligation to register for resale the Registrable Securities at a later date.

2.1.2      Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, PCSC shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) Business Days prior to such filing), and pursuant to the Plan of Distribution. If a Subsequent Shelf Registration Statement is filed, PCSC shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if PCSC is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be on Form S-3 to the extent that PCSC is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. PCSC’s obligation under this Section 2.1.2, shall, for the avoidance of doubt, be subject to Section 3.4.

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2.1.3      Additional Registration Statement(s). Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, PCSC, upon written request of such Holder at any time beginning 30 days prior to the expiration of the Lock-Up Period (if applicable), shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that PCSC shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for the Sponsor, Perceptive, and the PCSC Existing Investors, and six times for the Freenome Holders (excluding any Freenome Holders that are affiliated with Perceptive).

2.1.4      Requests for Underwritten Offerings. Subject to Section 3.4, at any time and from time to time and beginning 30 days prior to the expiration of the Lock-up Period (if applicable), the Sponsor and Perceptive, or a Freenome Holder (any such Holder being in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf; provided that PCSC shall only be obligated to effect an Underwritten Offering following the expiration of the Lock-Up Period (if applicable) if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $50,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Offerings shall be made by giving written notice to PCSC, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering. Subject to Section 2.4.4, the initial Demanding Holder shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to PCSC’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The (i) Sponsor and Perceptive may demand not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period, and (ii) the Freenome Holders (excluding any Freenome Holders that are affiliated with Perceptive), may demand not more than two (2) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period, for an aggregate of not more than six (6) Underwritten Offerings pursuant to this Section 2.1.4 in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, PCSC may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.5      Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises PCSC, the Demanding Holders and the Holders requesting piggy back rights pursuant to this Agreement with respect to such Underwritten Offering (such Holders, the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PCSC Shares or other equity securities that PCSC desires to sell and all other PCSC Shares or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggy-back registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then PCSC shall include in such Underwritten Offering, before including any PCSC Shares or other equity securities proposed to be sold by PCSC or by other holders of PCSC Shares or other equity securities, (i) first, the Registrable Securities of the Demanding Holders that can be sold without exceeding the Maximum Number of Securities (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Demanding Holders have requested be included in such Underwritten Offering), (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that all of the Requesting Holders have requested be included in such Underwritten Offering) that can be sold without exceeding the Maximum Number of Securities, (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the PCSC Shares or other equity securities that PCSC desires to sell, which can be sold without exceeding the Maximum Number of Securities, and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the PCSC Shares or other equity securities of persons other than Holders of Registrable Securities that PCSC is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons that can be sold without exceeding the Maximum Number of Securities.

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2.1.6     Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to PCSC and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor, Perceptive, or a Freenome Holder may elect to have PCSC continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, Perceptive, the Freenome Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.4, unless such Demanding Holder reimburses PCSC for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor, Perceptive, or a Freenome Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor, Perceptive, or such Freenome Holder, as applicable, for purposes of Section 2.1.4. Following the receipt of any Withdrawal Notice, PCSC shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, PCSC shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this Section 2.1.6, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this Section 2.1.6.

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2.2          Piggyback Registration.

2.2.1      Piggyback Rights. Subject to Section 2.4.3, if any Holder proposes to conduct a registered offering of, or if PCSC proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for the account of stockholders of PCSC (or by PCSC and by the stockholders of PCSC including, without limitation, an Underwritten Offering pursuant to Section 2.1), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of PCSC, (iv) for a dividend reinvestment plan, (v) for an exchange offer or offering of securities solely to PCSC’s existing securityholders, (vi) for a rights offering, (vii) for an equity line of credit or an at-the-market offering of securities, (viii) a Block Trade or (ix) an Other Coordinated Offering, then PCSC shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within seven (7) days after receipt of such written notice (such registered offering, a “Piggyback Registration”); provided, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within two (2) Business Days after delivery of any such notice by PCSC; provided further that if PCSC has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of PCSC Shares in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), PCSC shall not be required to offer such opportunity to such Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of Section 2.2.2. Subject to the foregoing proviso and to Section 2.2.2, PCSC shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this Section 2.2.1 to be included therein on the same terms and conditions as any similar securities of PCSC included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder agreement to enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering.

2.2.2     Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises PCSC and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of PCSC Shares or other equity securities that PCSC desires to sell, taken together with (i) the PCSC Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the PCSC Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

(a)          if the Registration or registered offering is undertaken for PCSC’s account, PCSC shall include in any such Registration or registered offering (A) first, the PCSC Shares or other equity securities that PCSC desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the PCSC Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

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(b)          if the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then PCSC shall include in any such Registration or registered offering (A) first, the PCSC Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.2.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the PCSC Shares or other equity securities that PCSC desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the PCSC Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggy-back registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and

(c)          if the Registration or registered offering and Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then PCSC shall include in any such Registration or registered offering securities in the priority set forth in Section 2.1.5.

2.2.3      Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by Section 2.1.6) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PCSC and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. PCSC (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.6), PCSC shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.2.3.

2.2.4      Unlimited Piggyback Registration Rights. For purposes of clarity, subject to Section 2.1.6, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Offering under Section 2.1.4 hereof.

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2.3         Market Stand-off. In connection with any Underwritten Offering of equity securities of PCSC (other than a Block Trade or Other Coordinated Offering) in which the Holder participates, if requested by the managing Underwriters, each such Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding PCSC Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any PCSC Shares or other equity securities of PCSC (other than those included in such offering pursuant to this Agreement), without the prior written consent of PCSC, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

2.4         Block Trades; Other Coordinated Offerings.

2.4.1      Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, at any time and from time to time following the expiration of the Lock-up Period (if applicable), if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow”, an offer commonly known as a “block trade” (a “Block Trade”) , or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $30,000,000 in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify PCSC of the Block Trade or Other Coordinated Offering at least five (5) Business Days prior to the day such offering is to commence and PCSC shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with PCSC and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2     Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to PCSC, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, PCSC shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this Section 2.4.2.

2.4.3      Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.4.4      The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5      The (i) Sponsor and Perceptive may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period, and (ii) the Freenome Holders (excluding any Freenome Holders that are affiliated with Perceptive), may demand no more than six (6) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to Section 2.1.4 hereof.

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ARTICLE III
PCSC PROCEDURES

3.1       General Procedures. If at any time PCSC is required to effect the Registration of Registrable Securities hereunder, PCSC shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto PCSC shall:

3.1.1      prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2      prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by PCSC or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3      in connection with the filing of a Registration Statement or Prospectus, or any amendment or supplement thereto, upon the reasonable request of a Holder, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, (i) excerpts of such Registration Statement naming such Holders or Underwriters, and the section entitled “Plan of Distribution”, “Underwriting” or similar sections, (ii) each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), (iii) the Prospectus included in such Registration Statement (including each preliminary Prospectus), and (iv) such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that, in no event shall PCSC be required to delay or postpone the filing of such Registration Statement as a result of or in connection with a Holder’s review; and provided, further, that PCSC shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”);

3.1.4     prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of PCSC and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PCSC shall not be required to qualify generally to do business or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5      cause all such Registrable Securities to be listed on each national securities exchange on which similar securities issued by PCSC are then listed;

3.1.6      provide a transfer agent and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7      advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8      notify the selling Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4;

3.1.9      in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the following cases to the extent customary for a transaction of its type, permit a representative of the Holders, the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause PCSC’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to PCSC, prior to the release or disclosure of any such information;

3.1.10    obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from PCSC’s independent registered public accountants in the event of an Underwritten Offering or a Block Trade pursuant to such Registration (subject to such placement agent or sales agent providing such certification or representation reasonably requested by PCSC’s independent registered public accountants and PCSC’s counsel) in customary form and covering such matters of the type customarily covered by “cold comfort” letters for a transaction of its type as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.11    in the event of an Underwritten Offering or a Block Trade pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion and negative assurance letter, dated such date, of counsel representing PCSC for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agent, sales agent or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

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3.1.12    in the event of any Underwritten Offering or a Block Trade, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter of such offering or sale;

3.1.13   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PCSC’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect), which requirement will be deemed satisfied if PCSC timely files Forms 10-K, 10-Q, and 8-K as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.14   with respect to an Underwritten Offering pursuant to Section 2.1.4, use its commercially reasonable efforts to make available senior executives of PCSC to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.15   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, PCSC shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2         Registration Expenses. The Registration Expenses of all Registrations shall be borne by PCSC. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3     Requirements for Participation in Registration Statement and Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide PCSC with its requested Holder Information, PCSC may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PCSC determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person or entity may participate in any Underwritten Offering or other offering for equity securities of PCSC pursuant to a Registration initiated by PCSC hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by PCSC and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales, distribution or placement arrangements provided that such Holder shall only be subject to the restrictions set forth in any such lock-up agreements if the directors and officers of PCSC are subject to a lock-up obligation to the Underwriters managing the offering and the length of such lock-up for such Holder shall be no longer than the shortest lock-up of any such directors and officers; provided, further, that if PCSC or the Underwriters managing the offering waive or shorten the lock-up period for any of PCSC’s officers, directors or stockholders, then (i) all Holders subject to such lock-up shall receive notice of such waiver or modification no later than two (2) business days following such waiver or modification, and (ii) such lock-up will be similarly waived pro rata or shortened for each such Holder. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

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3.4         Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1     Upon receipt of written notice from PCSC that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that PCSC hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by PCSC that the use of the Prospectus may be resumed.

3.4.2      Subject to Section 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require PCSC to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to PCSC, or (c) in the good faith judgment of the majority of the PCSC Board such Registration, be seriously detrimental to PCSC and the majority of the PCSC Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, PCSC may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by PCSC to be necessary for such purpose. In the event PCSC exercises its rights under this Section 3.4.2, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from PCSC that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents.

3.4.3      Subject to Section 3.4.4, (a) during the period starting with the date thirty (30) days prior to PCSC’s good faith estimate of the date of the filing of, and ending on a date ninety (90) days after the effective date of, a PCSC-initiated Registration and provided that PCSC continues to actively employ, in good faith, all commercially reasonable efforts to maintain the effectiveness of the applicable Shelf Registration, or (b) if, pursuant to Section 2.1.4, Holders have requested an Underwritten Offering and PCSC and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, PCSC may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.4 or 2.4.

3.4.4    The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to Section 3.4.2 or a registered offering pursuant to Section 3.4.3 shall be exercised by PCSC, in the aggregate, on not more than two (2) occasions or for more than sixty (60) consecutive calendar days during any twelve (12)-month period.

3.5         Reporting Obligations. As long as any Holder shall own Registrable Securities, PCSC, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PCSC after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. PCSC further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell PCSC Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, PCSC shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

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3.6         Restrictive Legend Removal.

3.6.1     At any time and from time to time in connection with a bona-fide sale of Registrable Securities effected in compliance with the requirements of Rule 144 under the Securities Act or through any broker-dealer sale transactions described in the plan of distribution set forth within any prospectus and pursuant to the Registration Statement of which such prospectus forms a part, PCSC shall use its commercially reasonable efforts, subject to the receipt of customary documentation required from the holder of the applicable Registrable Securities and broker in connection therewith and compliance with applicable laws, (i) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold and (ii) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (i). PCSC shall be responsible for the fees of its transfer agent, its legal counsel (including for purposes of giving the opinion referenced herein) and all DTC fees associated with such issuance and the Holder shall be responsible for its fees or costs associated with such removal of such restrictive legends (including its legal fees or costs of its legal counsel).

3.6.2      With a view to making available to each Holder of Registrable Securities the benefits of Rule 144 that permit the Holder to sell securities of PCSC to the public without registration, PCSC agrees, for so long as any Holder holds Registrable Securities, to:

(a)          use commercially reasonable efforts to make and keep public information available, as those terms are understood and defined in Rule 144; and

(b)          use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of PCSC under the Securities Act and the Exchange Act so long as PCSC remains subject to such requirements and the filing of such reports and other documents as may be required pursuant to the applicable provisions of Rule 144.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1         Indemnification.

4.1.1      PCSC agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each person or entity who controls such Holder (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to PCSC by such Holder expressly for use therein.

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4.1.2      In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to PCSC in writing such information and affidavits as PCSC reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify PCSC, its directors, officers and agents and each person or entity who controls PCSC (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and reasonable and documented out-of-pocket expenses (including, without limitation, reasonable and documented outside attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement is contained in (or not contained in, in the case of an omission) any information or affidavit so furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of PCSC.

4.1.3     Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus one local counsel if necessary in the reasonable judgment of the indemnified party) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4      The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. PCSC and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event PCSC’s or such Holder’s indemnification is unavailable for any reason.

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4.1.5      If the indemnification provided under Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and documented out-of-pocket expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and documented out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this Section 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.1.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.1.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1        Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email, during normal business hours on a Business Day and otherwise as of the opening of the immediately following Business Day, in each case, addressed to the intended recipient at its address specified on the signature page hereof or to such electronic mail address or address as subsequently modified by written notice given in accordance with this Section 5.1.

5.2         Assignment; No Third Party Beneficiaries.

5.2.1      This Agreement and the rights, duties and obligations of PCSC hereunder may not be assigned or delegated by PCSC in whole or in part.

5.2.2     Subject to Section 5.2.4 and Section 5.2.5, this Agreement and the rights, duties and obligations of a Holder hereunder may be assigned in whole or in part to such Holder’s Permitted Transferees to which it transfers Registrable Securities; provided that with respect to the Freenome Holders, the Sponsor, Perceptive, and the PCSC Existing Investors, the rights hereunder that are personal to such Holders may not be assigned or delegated in whole or in part, except that each of the Holders shall be permitted to transfer its rights hereunder to one or more affiliates or any direct or indirect partners, members or equity holders of such Holder, which, for the avoidance of doubt, shall include a transfer of its rights in connection with a distribution of any Registrable Securities held by such Holder to its members (it being understood that no such transfer shall reduce or multiply any rights of such Holder or such transferees).

5.2.3      This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

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5.2.4      This Agreement shall not confer any rights or benefits on any persons or entities that are not parties hereto, other than as expressly set forth in this Agreement.

5.2.5     No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PCSC unless and until PCSC shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to PCSC, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement, including the joinder in the form of Exhibit A attached hereto). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3         Counterparts. This Agreement may be executed and delivered in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

5.4        Governing Law; Venue. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of laws that would otherwise require the application of the law of any other state. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement must be brought exclusively in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware (collectively the “Designated Courts”). Each party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or proceeding with respect to this Agreement may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction, and any objection which such party may now or hereafter have to the laying of venue of any suit, action or proceeding in any Designated Court, including any right to object on the basis that any dispute, action, suit or proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the parties also agrees that delivery of any process, summons, notice or document to a party hereof in compliance with Section 5.1 of this Agreement shall be effective service of process for any action, suit or proceeding in a Designated Court with respect to any matters to which the parties have submitted to jurisdiction as set forth above.

5.5       TRIAL BY JURY. EACH PARTY HEREBY WAIVES ITS RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY PARTY AGAINST ANY OTHER PARTY OR ANY AFFILIATE OF ANY OTHER SUCH PARTY, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS OR OTHERWISE. THE PARTIES AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE PARTIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS AGREEMENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

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5.6        Amendments and Modifications. Upon the written consent of (a) PCSC and (b) the Holders of a majority of the total Registrable Securities, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of Perceptive so long as Perceptive and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding PCSC Shares and (ii) a Freenome Holder, for so long as such Freenome Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding PCSC Shares; and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of PCSC, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or PCSC and any other party hereto or any failure or delay on the part of a Holder or PCSC in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or PCSC. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.7         Other Registration Rights. Other than as provided in the (i) Private Placement Shares Purchase Agreement, dated as of June 11, 2024, between PCSC and the Sponsor and (ii) any subscription agreement entered into by PCSC and the investors party thereto in connection with a PIPE Investment, PCSC represents and warrants that no person or entity, other than a Holder of Registrable Securities, has any right to require PCSC to register any securities of PCSC for sale or to include such securities of PCSC in any Registration Statement filed by PCSC for the sale of securities for its own account or for the account of any other person or entity. PCSC hereby agrees and covenants that it will not grant rights to register any PCSC Shares (or securities convertible into or exchangeable for PCSC Shares) pursuant to the Securities Act that are more favorable, pari passu or senior to those granted to the Holders hereunder without (a) the prior written consent of (i) Perceptive, for so long as Perceptive and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding PCSC Shares and (ii) a Freenome Holder, for so long as such Freenome Holder and its affiliates hold, in the aggregate, Registrable Securities representing at least five percent (5%) of the outstanding PCSC Shares or (b) granting economically and legally equivalent rights to the Holders hereunder such that the Holders shall receive the benefit of such more favorable or senior terms and/or conditions. Further, PCSC represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8        Term. This Agreement shall terminate on the earlier of (a) the fifth (5th) anniversary of the date of this Agreement and (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Sections 3.5 and Article IV shall survive any termination.

5.9         Holder Information. Each Holder agrees, if requested in writing, to represent to PCSC the total number of Registrable Securities held by such Holder in order for PCSC to make determinations hereunder.

5.10       Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

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5.11      Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original RSRA shall no longer be of any force or effect.

5.12      Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PCSC:

FREENOME, INC.

By:
Name:
Title:
Address for Notices:

COMPANY:

FREENOME HOLDINGS, INC.

By:
Name:
Title:
Address for Notices:

SPONSOR:

PERCEPTIVE CAPITAL SOLUTIONS HOLDINGS

By:
Name:
Title:
Address for Notices:

PERCEPTIVE:

[●]

By:
Name:
Title:
Address for Notices:

[Signature Page to Investor Rights Agreement]

PCSC EXISTING INVESTORS:

[●]
Address for Notices:

FREENOME HOLDERS:

[Entity Freenome Holders]

By:
Name:
Title:
Address for Notices:

[Individual Freenome Holders]
Address for Notices:

[Signature Page to Investor Rights Agreement]

Exhibit A

INVESTOR RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Investor Rights Agreement, dated as of [●], 2026 (as the same may hereafter be amended, the “Investor Rights Agreement”), among Freenome, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Investor Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Investor Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Investor Rights Agreement, and the undersigned’s PCSC Shares shall be included as Registrable Securities under the Investor Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of____________, 20__

[●]

By:
Name:
Its:

Exhibit 10.5

Agreed Form
FORM OF LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is dated as of [●], 2026, by and among [●], a Delaware corporation (“PubCo” or “PCSC”) (formerly known as Perceptive Capital Solutions Corp, a Cayman Islands exempted company, prior to its domestication as a Delaware corporation), Perceptive Capital Solutions Holdings, a Cayman Islands exempted limited company (the “Sponsor”), certain investment vehicles of Perceptive Advisors, LLC listed in the signature pages hereto (collectively, “Perceptive”), certain existing stockholders of the PCSC listed in the signature pages hereto (the “PCSC Existing Investors”), certain existing stockholders of the Freenome Holdings, Inc., a Delaware corporation (the “Company”) listed in the signature pages hereto (the “Company Existing Stockholders”) and other persons and entities (collectively with the Sponsor, Perceptive, the PCSC Existing Investors, Company Existing Stockholders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 3 of this Agreement, the “Holders” and each, a “Holder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, PubCo is party to that certain Business Combination Agreement, dated as of December 5, 2025 (as it may be amended, restated, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among PubCo, StarNet Merger Sub I, Corp., a Delaware corporation and a wholly-owned subsidiary of PubCo (“Merger Sub I”), StarNet Merger Sub II, LLC, a Delaware limited liability company and a wholly-owned subsidiary of PubCo (“Merger Sub II”, together with Merger Sub I, the “Merger Subs”), and the Company, pursuant to which, on [●], 2026, PCSC de-registered in the Cayman Islands and transferred by way of continuation out of the Cayman Islands and into the State of Delaware so as to migrate to and domesticate as a Delaware corporation (the “Domestication”) and, on [●], 2026, Merger Sub I merged with and into the Company (the “First Merger”), and the surviving entity merged with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”, and together with the Domestication and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with Merger Sub II surviving the Mergers as a wholly owned subsidiary of PubCo;

WHEREAS, pursuant to the Business Combination Agreement, PCSC caused the Domestication to occur in accordance with Section 388 of the DGCL and Part Twelve of the Cayman Islands Companies Act (2025 Revision), in connection with which each PCSC Class A Share, PCSC Class B Share and PCSC Preference Share that was issued and outstanding immediately prior to the Domestication (for the avoidance of doubt, after effecting the PCSC Shareholder Redemptions) were converted into one share of common stock, par value $0.0001 per share, of PubCo (the “Common Stock”); and

WHEREAS, in connection with the Transactions, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of the shares of Common Stock acquired pursuant to the terms of the Business Combination Agreement.

NOW, THEREFORE, the parties agree as follows:

1.
Subject to the exceptions set forth in Section 3, each Holder shall not, without the prior written consent of the board of directors of PubCo, Transfer any Lock-up Shares until the end of the Lock-up Period.

2.	As used herein:

(a)	the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date six (6) months after the Closing Date.

(b)
the term “Lock-up Shares” means any shares of Common Stock held by a Holder immediately after the Closing, not including the Common Stock issued or purchased pursuant to those certain subscription agreements by and between PCSC and Holders, dated as of December 5, 2025.

(c)
the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Lock-up Shares, (ii) deposit any Lock-up Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Shares, whether any such transaction is to be settled by delivery of such Lock-up Shares, in cash or otherwise, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii);

(d)
the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of Common Stock prior to the expiration of the Lock-up Period pursuant to paragraph 3; and

3.	The restrictions set forth in paragraph 1 shall not apply to:

(a)
a Transfer to PubCo’s officers or directors, any affiliate or family member of any of PubCo’s officers or directors, any members or partners of the Holder or their affiliates, any affiliates of the Holder, or any employees of such affiliates;

(b)
in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

(c)	in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

(d)	in the case of an individual, Transfers by operation of law or pursuant to a qualified domestic relations order;

(e)
in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(f)
in the case of an entity, Transfers to any direct or indirect partners, members or equity holders of such entity, or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

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(g)	in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

(h)	in the case of an entity, Transfers by virtue of the laws of the entity’s jurisdiction of formation or incorporation or the entity’s organizational documents upon dissolution of the entity;

(i)
Transfers to any other Holders, any affiliates of such other Holders or their Permitted Transferees or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates;

(j)
the exercise of stock options or warrants to purchase shares of Common Stock or the vesting of stock awards of Common Stock and any related transfer of shares of Common Stock to PubCo in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of Common Stock, it being understood that all shares of Common Stock received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Lock-Up Period;

(k)
Transfers to PubCo pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by PubCo or forfeiture of Common Stock or other securities convertible into or exercisable or exchangeable for Common Stock in connection with the termination of the Holder’s service to PubCo;

(l)
the entry, by the Holder, at any time after the Closing, of any trading plan providing for the sale of shares of Common Stock by the Holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any shares of Common Stock during the Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Lock-Up Period; and

(m)
Transfers in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by PubCo’s board of directors or a duly authorized committee thereof or other similar transaction which results in all of PubCo’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

provided, however, that (A) in the case of clauses (a) through (g), the transferee(s) of such Transfer must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Holder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this paragraph 3, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act.

4.
For the avoidance of doubt, each Holder shall retain all of its rights as a stockholder of PubCo with respect to the Lock-up Shares during the Lock-Up Period, including the right to vote any Lock-up Shares that are entitled to vote.

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5.
In furtherance of the foregoing, PubCo, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio.  In addition, during the Lock-Up Period, each certificate or book-entry position evidencing the Lock-Up Shares shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE ISSUER AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES).  A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6.
PubCo represents that it has not entered into any side letter or agreement with any Holder which provides any rights or benefits to such Holder that are materially more favorable to such Holder than the rights and benefits in this Agreement and will not enter into any such side letter or agreement unless such rights and benefits are also offered to the other Holders. PubCo agrees that this Agreement shall not be amended or modified, and no terms or conditions thereof waived, in a manner that benefits any Holder, unless the terms of such amendment, modification or waiver is also offered to the other Holders.

7.
Notwithstanding the other provisions set forth herein, PubCo’s board of directors may, in its sole discretion, determine to waive, amend, or repeal the restrictions set forth in paragraph 1 above, whether in whole or in part; provided, that any such waiver, amendment or repeal shall (i) not make such restrictions more restrictive or apply for a longer period of time, and (ii) apply to each Holder.

8.
This Agreement, together with the agreements referenced herein, sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any of the agreements referenced herein may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any of the agreements referenced herein, there is no condition precedent to the effectiveness of any provision hereof or thereof.

9.
Sections 8.2 (Entire Agreement; Assignment), 8.3 (Amendment), 8.5 (Governing Law), 8.10 (Severability), 8.11 (Counterparts; Facsimile Signatures), 8.13 (No Recourse), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are each hereby incorporated by reference into this Agreement as set forth herein (including any relevant definitions contained in any such sections), mutatis mutandis.

10.	This Agreement shall terminate on the expiration of the Lock-up Period.

[remainder of page intentionally left blank]

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Agreed Form

In Witness Whereof, each of the parties has duly executed this Lock-Up Agreement as of the date first set forth above.

PubCo:

[●]

By:
Name:
Title:
Address for Notices:

SPONSOR:

PERCEPTIVE CAPITAL SOLUTIONS HOLDINGS

By:
Name:
Title:
Address for Notices:

PERCEPTIVE:

[●]

By:
Name:
Title:
Address for Notices:

PCSC EXISTING INVESTORS:

[●]
Address for Notices:

[●]
Address for Notices:

[●]
Address for Notices:

[●]
Address for Notices:

COMPANY EXISTING STOCKHOLDERS:

[●]
Address for Notices:

[●]
Address for Notices:

[●]
Address for Notices:

[●]
Address for Notices:

Exhibit 99.1

Freenome and Perceptive Capital Solutions Corp Announce Business Combination Agreement to Create a Publicly Listed Company Transforming Blood-Based Multi-Cancer Detection through an AI/ML-Enabled Multiomics Platform

– Leading institutional investors commit $240 million through private investment in public equity (PIPE) led by Perceptive Advisors and RA Capital –

– Freenome stockholders, PCSC shareholders and PIPE investors will hold shares in the Combined Company that is expected to be listed on Nasdaq under the ticker symbol FRNM –

– Business combination is expected to be completed in the first half of 2026 –

Brisbane, CA, and New York (Dec. 5, 2025)—Freenome Holdings, Inc., an early cancer detection company developing blood-based screening tests, and Perceptive Capital Solutions Corp (Nasdaq: PCSC), a special purpose acquisition company (SPAC) sponsored by an affiliate of Perceptive Advisors, today announced that they have entered into a definitive business combination agreement. Upon closing of the transaction, PCSC will redomicile as a Delaware corporation, be renamed Freenome, Inc., and its common stock is expected to be listed on Nasdaq under the ticker symbol “FRNM” (the “Combined Company”).

In addition to approximately $90 million held in PCSC’s trust account (assuming no redemptions by PCSC’s public shareholders), the transaction includes commitments for a common equity PIPE at $10.00 per share of approximately $240 million from a group of premier healthcare investors. The PIPE is led by Perceptive and RA Capital with participation from ADAR1 Capital, Bain Capital Life Sciences, Farallon Capital Management, as well as other new and existing leading healthcare investors.

“Freenome is entering the public markets at an inflection point for our company and for blood-based cancer screening,” said Aaron Elliott, Ph.D., CEO of Freenome. “Our technology has been clinically validated through our pivotal PREEMPT CRC study and recent JAMA manuscript. We have secured the commercialization partnerships needed to support the expected launch of multiple tests in 2026. Perceptive Advisors and our other PIPE investors bring deep healthcare expertise and conviction in our approach to make multi-cancer detection personalized, accessible and part of routine care.”

“We founded PCSC to partner with transformational life sciences companies, and Freenome represents exactly the type of business we set out to support,” said Adam Stone, Chief Investment Officer of Perceptive Advisors and CEO of PCSC. “Freenome has built a leading platform, assembled top-tier strategic partners, and demonstrated a clear path toward making blood-based cancer screening broadly accessible. We are thrilled to partner with the Freenome team and to support the company through its next stage of growth.”

Net proceeds from the transaction are expected to provide the Combined Company with the capital needed to:

●	Accelerate the development of Freenome’s AI/ML-driven multiomics platform that seeks to identify the early biological signals of disease
●
Expand the company’s commercial and data infrastructure to support the expected 2026 launch of multiple blood-based cancer detection tests including colorectal cancer, lung and other indications run through a common automated laboratory workflow

●	Advance the company’s personalized multi-cancer detection pipeline, with the goal of offering multiple tests to an individual based on their health profile, risk and guideline eligibility

Freenome will continue to leverage commercial partnerships, like those recently announced with Exact Sciences and Roche, to scale the generation of a global, multimodal data moat to fuel future test improvements and additional pipeline expansion.

Transaction Overview
Upon the closing of the business combination, Freenome expects to receive approximately $330 million (prior to the payment of transaction costs and assuming no redemptions by PCSC’s public shareholders). The proceeds will be funded through a combination of approximately $90 million held in a trust account by PCSC (assumed as of the closing and assuming no redemptions by PCSC’s public shareholders) and an approximately $240 million concurrent PIPE financing of common stock at $10.00 per share to leading institutional investors. Assuming no redemptions by PCSC’s public shareholders, the combined company is expected to have a post-transaction equity value of approximately $1.1 billion at closing. Freenome shareholders will not receive any cash proceeds as part of the transaction and will roll 100% of their equity into the combined company.

The boards of directors of both Freenome and PCSC have approved the proposed transaction, which is expected to be completed in the first half of 2026. The transaction is subject to, among other things, the approval of the stockholders of both Freenome and PCSC, and satisfaction or waiver of the conditions stated in the definitive business combination agreement.

Jefferies and Leerink Partners acted as joint lead placement agents for PCSC in connection with the PIPE transaction. Jefferies also acted as lead financial advisor and lead capital markets advisor and Leerink Partners also acted as joint capital markets advisor to PCSC. TD Cowen acted as lead financial advisor to Freenome. Guggenheim Securities, LLC acted as capital markets advisor to Freenome. BTIG, LLC, acted as a financial advisor to Freenome. Goodwin Procter acted as legal counsel to Freenome. Cooley LLP acted as legal counsel to PCSC. Ogier acted as Cayman counsel to PCSC. White & Case LLP acted as legal counsel to the placement agents. Greenberg Traurig, LLP acted as legal counsel to TD Cowen, Guggenheim Securities, LLC, and BTIG, LLC.

Additional information about the transaction will be provided in a Current Report on Form 8-K to be filed by PCSC with the SEC and will be available at the SEC’s website at www.sec.gov.

About Freenome
Freenome is an early cancer detection company developing blood-based tests to detect cancer when it is most treatable. The company recognizes that no single technology can identify every cancer due to the disease’s inherent heterogeneity. Freenome’s approach combines a multiomics platform that analyzes multiple signals in the blood with artificial intelligence and machine learning to tune into cancer’s subtlest clues, even at the earliest stages of the disease.

About Perceptive Capital Solutions Corp (PCSC)
Perceptive Capital Solutions Corp (Nasdaq: PCSC) is a special purpose acquisition company formed for the purpose of entering into a combination with one or more businesses or entities. PCSC’s sponsor is an affiliate of Perceptive Advisors, a leading life sciences focused investment firm. PCSC is led by Chairman Joseph Edelman, CEO Adam Stone, Chief Business Officer Michael Altman and Chief Financial Officer Sam Cohn.

Additional Information about the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of PCSC for their consideration. PCSC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to PCSC’s shareholders in connection with PCSC’s solicitations of proxies from PCSC’s shareholders with respect to the proposed business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Freenome’s stockholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, PCSC will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed business combination and other matters to be described in the Registration Statement to Freenome stockholders and PCSC shareholders as of a record date to be established for voting on the proposed business combination. Before making any voting or investment decision, PCSC shareholders, Freenome stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by PCSC in connection with the proposed business combination and other matters to be described in the Registration Statement, when they become available because they will contain important information about PCSC, Freenome and the proposed business combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by PCSC with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003.

Forward Looking Statements

This press release includes forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products, the size and growth potential of the markets for Freenome’s tests and products; financing and other business milestones; potential benefits of the proposed business combination and other related transactions; and expectations relating to the proposed business combination and other related transactions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination and other related transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the proposed business combination and other related transactions; failure to realize the anticipated benefits of the proposed business combination and other related transactions; risks related to the approval of Freenome’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against PCSC or Freenome related to the proposed business combination; the effects of competition on Freenome’s future business; the amount of redemption requests made by PCSC’s public shareholders. Additional risks related to Freenome’s business include, but are not limited to: uncertainty regarding outcomes of Freenome’s product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products; risks associated with Freenome’s efforts to commercialize its product candidates; Freenome’s ability to maintain its existing agreements with third parties and to negotiate and enter into new definitive agreements on favorable terms, if at all; the impact of competing product candidates on Freenome’s business; intellectual property-related claims; Freenome’s ability to attract and retain qualified personnel; and Freenome’s ability to source the raw materials for its product candidates. Additional risks related to PCSC include those factors discussed in documents PCSC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this press release and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, PCSC’s Annual Report on Form 10-K for the year ended December 31, 2024, and in those documents that PCSC has filed, or will file, with the SEC.

Participants in the Solicitation

PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the proposed business combination and the other matters set forth in the registration statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in PCSC’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Capital Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed business combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed business combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Contacts
Freenome Media Contact
Ryan Flinn
The Grace Group
ryan@gracegroup.us

Freenome Investor Contact
investor-relations@freenome.com

PCSC
Michael Altman
Chief Business Officer of Perceptive Capital Solutions Corp
(646) 205-5300
PCSC@perceptivelife.com

Exhibit 99.2

Freenome

Setting a New Pace for Early Cancer Detection

Q4 2025

 Harnessing the Power of a Multiomics, AI/ML-Based Platform Learning Engine  Setting a New Pace for Early Cancer Detection  Q4 2025

 Disclaimer  This presentation (together with oral statements made in connection herewith, this “Presentation”) is provided for informational purposes only. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Freenome Holdings, Inc. (“Freenome” or the “Company”) and Perceptive Capital Solutions Corp (“PCSC”) (such business combination, the “Proposed Business Combination”), and the related transactions, including a potential investment in the post-closing combined company (the “Proposed PIPE Investment” and, together with the Proposed Business Combination, the “Proposed Transactions”), and for no other purpose. By accepting, reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below.   The proposed terms of the Proposed Transactions reflected in the Presentation are indicative, non-binding, and proposed by Freenome and PCSC. Any and all terms remain subject to further discussion, negotiation, and change.  This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation does not constitute either advice or a recommendation regarding any securities. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the securities or of the Proposed Business Combination contemplated hereby or determined that this Presentation is truthful or complete. Any representation to the contrary is a criminal offense. Any offering of securities in the Proposed PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be offered as a private placement to a limited number of institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act and “Institutional Accounts” as defined in FINRA Rule 4512(c). Accordingly, the securities remain restricted securities unless an exemption from the registration requirements of the Securities Act is available. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the securities acquired in the Proposed PIPE Investment may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Any offer to sell securities will only be made pursuant to a definitive subscription agreement, and Freenome and PCSC reserve the right to withdraw or amend for any reason any offering and to reject any subscription agreement in whole or in part for any reason.  This Presentation and information contained herein constitutes confidential information and is provided to you on the condition that you agree that you will hold it in strict confidence and not reproduce, disclose, forward or distribute it in whole or in part without the prior written consent of PCSC and Freenome and is intended for the recipient hereof only. By accepting this Presentation, you acknowledge and agree that all of the information contained herein or disclosed orally in connection with this Presentation is confidential, that you will not distribute, disclose and use such information for any purpose other than for the purpose of your firm’s participation in the Proposed PIPE Investment, that you will not distribute, disclose or use such information in any way detrimental to Freenomee or PCSC, and that you will return to Freenome and PCSC, delete or destroy this Presentation upon request.  No representations or warranties, express or implied are given in, or in respect of, this Presentation or with respect to the accuracy, completeness or reliability of the information contained in this Presentation. To the fullest extent permitted by law, in no circumstances will PCSC, Freenome, any bank serving as a placement agent in the Proposed PIPE Investment (“Placement Agents”) or any of their respective subsidiaries, security holders, affiliates, representatives, partners, directors, officers, employees, advisers, or agents be responsible or liable for any direct, indirect, or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Freenome’s forward-looking statements related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of its test or products, and the size and growth potential of the markets for Freenome’s tests or products are based upon but not limited to third-party research and Freenome’s experience in the industry. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Freenome or the Proposed Transactions.  Viewers of this Presentation should each make their own evaluation of Freenome and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.  Nothing herein should be construed as legal, financial tax or other advice. You should consult your own advisers concerning any legal, financial, tax or other considerations concerning the opportunity described herein. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Nothing contained herein shall be deemed advice or a recommendation to any party to enter into any transaction or take any course of action. You are also reminded that the United States securities laws restrict persons with material non-public information about a company obtained directly or indirectly from Freenome from purchasing or selling securities of such company, or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities on the basis of such information.

 Disclaimer (Cont’d)  Participants in the Solicitation  In connection with the Proposed Business Combination, PCSC and Freenome intend to prepare and file with the SEC a registration statement containing a preliminary proxy statement of PCSC and a preliminary prospectus with respect to securities to be offered in the Proposed Business Combination. After the registration statement is declared effective, PCSC will mail a definitive proxy statement/prospectus relating to the Proposed Business Combination to its shareholders as of a record date to be established for voting on the Proposed Business Combination. Shareholders and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about PCSC, Freenome and the Proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Corporate Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. PCSC, Freenome, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from PCSC’s shareholders with respect to the Proposed Business Combination and the other matters set forth in the registration statement. Information regarding PCSC’s directors and executive officers, and a description of their interests in PCSC is contained in PCSC’s Annual Report on Form 10-K, which was filed with the SEC and is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Perceptive Corporate Solutions Corp, 51 Astor Place, 10th Floor, New York, New York 10003. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the Proposed Business Combination when it becomes available.  This Presentation is not a substitute for the registration statement or for any other document that PCSC and Freenome may file with the SEC in connection with the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by PCSC, without charge, at the SEC’s website located at www.sec.gov.   Forward Looking Statements  Certain statements included in this Presentation that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of Freenome’s tests and products, the size and growth potential of the markets for Freenome’s tests and products; financing and other business milestones; potential benefits of the Proposed Transactions; and expectations relating to the Proposed Transactions, including the use of proceeds of the Proposed PIPE Investment and Freenome’s expected cash runway. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Freenome’s and PCSC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by an investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Freenome and PCSC. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the Proposed Transactions or consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to SPACs) that could adversely affect the combined company or the expected benefits of the Proposed Transactions, or the risk that the approval of the stockholders of PCSC or Freenome is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; matters discovered by PCSC or Freenome as they complete their respective due diligence investigations of each other; risks relating to the uncertainty of the projected financial information with respect to Freenome and the combined company; risks related to the approval of Freenome’s products and tests and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive products and tests; ability to obtain sufficient supply of materials; ability to obtain additional financing; ability to attract and retain qualified personnel; global economic and political conditions; legal and regulatory changes; the outcome of any legal proceedings that may be instituted against PCSC or Freenome related to the Proposed Business Combination; the effects of competition on Freenome’s future business; the amount of redemption requests made by PCSC’s public shareholders; and those factors discussed in documents PCSC has filed or will file with the SEC, together with the risks described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Presentation and also set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in PCSC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, PCSC’s Annual Report on Form 10-K for the year ended December 31, 2024, and in those documents that PCSC has filed, or will file, with the SEC. Additional risks are described in the document entitled “Risk Factors” that has been made available to interested parties concurrent with this Presentation.

 Disclaimer (Cont’d)  If any of these risks materialize or PCSC’s or Freenome’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither PCSC nor Freenome presently know or that PCSC and Freenome currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PCSC’s and Freenome’s expectations, plans, or forecasts of future events and views as of the date of this Presentation and are qualified in their entirety by reference to the cautionary statements herein. PCSC and Freenome anticipate that subsequent events and developments will cause PCSC’s and Freenome’s assessments to change. These forward-looking statements should not be relied upon as representing PCSC’s and Freenome’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither PCSC, Freenome nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.  Images  This Presentation includes images and diagrams of cells, cellular reactions, chemical reactions and physiological reactions. All such images and diagrams are for illustrative purposes only. Such images and diagrams should not be relied upon or construed by investors as an indication or assurance that such cellular reactions, chemical reactions or physiological reactions have already taken place or will take place in the future.  Market Data and Other Information  This Presentation discusses market trends that Freenome’s leadership team believes will impact the development and success of Freenome based on its understanding of the market. The information contained herein is being presented by PCSC and Freenome and not prepared nor independently verified by the Placement Agents. Certain information contained in this Presentation relates to or is based on third-party studies, publications, surveys and PCSC and Freenome’s own internal estimates and research, which are derived from the respective views of internal sources as well as independent sources. None of Freenome or PCSC has independently verified the data obtained from third-party sources and cannot assure you of the reasonableness of any assumptions used by these sources or the data’s accuracy or completeness. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while PCSC and Freenome believe their internal research is reliable and included this in good faith, such research has not been verified by any independent source and PCSC and Freenome cannot guarantee and make no representation or warranty, express or implied, as to its accuracy and completeness. This Presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with PCSC and Freenome. Neither PCSC nor Freenome assume any obligation whatsoever to update the information in this Presentation.   Perceptive Advisors, LLC  Funds managed by Perceptive Advisors, LLC (“Perceptive Advisors”) have an investment in Freenome and intend to make an additional investment in Freenome in connection with its proposed business combination with PCSC. Additionally, the sponsor of PCSC is an affiliate of Perceptive Advisors. The Chairman of PCSC founded Perceptive Advisors, the Chief Executive Officer of PCSC is the Chief Investment Officer of Perceptive Advisors and the Chief Business Officer of PCSC is a Managing Director at Perceptive Advisors.  Trademarks  This Presentation contains trademarks, service marks, trade names, and copyrights of PCSC, Freenome, and other companies, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade name or products in this Presentation is not intended to, and does not imply, a relationship with PCSC or Freenome, an endorsement or sponsorship by or of PCSC or Freenome or a guarantee that PCSC or Freenome will work or will continue to work with such third parties. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear with the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that PCSC or Freenome will not assert, to the fullest extent permitted under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names.

 Introduction

Introducing the Freenome leadership team

Aaron Elliott, PhD
Chief Executive Officer
Ambry Genetics

Riley Ennis
Co-Founder,
Chief Product Officer
Novartis, Foundation Medicine

Linh H. Le
Chief Financial Officer
Ambry Genetics, Medtronic

Julie Tran
Chief People Officer
Myovant Sciences, J&J

Jimmy Lin MD, PhD
Chief Scientific Officer
natera, NIH National Cancer Institute

Thomas Fitzpatrick
Chief Legal Officer
Coherus

Rob Guigley
Chief Commercial Officer
DELFI, INVITAE

Richard Bourgon, PhD
SVP, Computational Res.
Genentech

Sally Howard, JD
SVP, Regulatory & Quality
FDA, Adaptive

Bradley Carr
VP, Lab Operations
PACT pharma, Roche

Tanya Moreno, PhD
VP, Research
Cradle

George Morris
VP, Engineering
PacBio, Roche

Marian Navratil, PhD
VP, Development
HTG, Danaher

Victoria Reid
VP, Corporate Development
10x Genomics, Cepheid

Clinton Wu
VP, Finance
ascendis pharma, Gilead

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© Freenome | Proprietary & Confidential

Freenome

 Introducing the Freenome leadership team  Richard Bourgon, PhD  SVP, Computational Res.  Sally Howard, JD  SVP, Regulatory & Quality  Bradley Carr  VP, Lab Operations  Tanya Moreno, PhD  VP, Research  George Morris  VP, Engineering  Marian Navratil, PhD  VP, Development  Victoria Reid  VP, Corporate Development  Clinton Wu  VP, Finance  Aaron Elliott, PhD  Chief Executive Officer  Riley Ennis  Co-Founder, Chief Product Officer  Linh H. Le  Chief Financial Officer  Julie Tran  Chief People Officer  Jimmy Lin MD, PhD  Chief Scientific Officer  Thomas Fitzpatrick  Chief Legal Officer  Rob Guigley  Chief Commercial Officer

Freenome at a glance

2014	~390	~205
Founded	Total Employees	R&D Scientists

~80%	~120k sq ft
Automated Lab Process	Clinical and R&D Lab Space

Campus and lab infrastructure built for scale

Freenome

Freenome Work Cell

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© Freenome | Proprietary & Confidential

Freenome

 Freenome at a glance  Our mission is to save lives through early cancer   detection using a simple blood test  Founded  2014  TotalEmployees  ~390  R&DScientists  ~205  Clinical and R&D Lab Space  ~120k sq ft   Automated Lab Process  ~80%  Freenome Work Cell  Campus and lab infrastructure built for scale

Technology	Biotech	Health care	Biopharma & other strategics	Mutual & public funds
ANDREESSEN HOROWITZ	RACAPITAL	KAISER PERMANENTE VENTURES	Roche	T.RowePrice
Microsoft	PERCEPTIVE ADVISORS	American Cancer Society /BrightEdge	NOVARTIS	Janus Henderson INVESTORS
G/	BainCapital LIFE SCIENCES	colorectal cancer alliance	Quest Diagnostics	ARK INVEST
DC >C Data Collective	SANDS CAPITAL	INTERMOUNTAIN VENTURES	EXACT SCIENCES	EVENTIDE
verily	CORMORANT ASSET MANAGEMENT; CATALIO CAPITAL MANAGEMENT			SQUARE POINT
	ARROWMARK PARTNERS; ROCK SPRINGS CAPITAL			
	FARALLON			

*Subset of current investors.

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© Freenome | Proprietary & Confidential

Freenome

 ~$1.3 Billion raised from a diverse, deep investor base including strategics  Technology  Biotech  Health care  Biopharma &other strategics  Mutual &public funds  *Subset of current investors.

 A leading New York-based investment firm with 26 years of experience investing in the healthcare sector  ~$7.5B of assets under management  Successful track record of leadership in biotech investing and innovative company formation  Has successfully executed and closed four high-profile life sciences deSPACs  Freenome combining with Perceptive Capital Solutions to support commercial growth, continued pipeline and platform development, and long-term shareholder value  Freenome anticipates entering into an agreement to combine with Perceptive Capital Solutions (Nasdaq:PCSC), a special purpose acquisition company (“SPAC”)   Cash Held in SPAC Trust  $90M  Targeted PIPESize  $250M  PIPE Commitment from Perceptive and RA Capital  $75M  Pro FormaCash (Including Roche Upfront) 1  ~$493M  Post-Transaction Equity Value*  $1.09B  To achieve key milestones  Substantial cash runway  PCSC Sponsor:  Well Capitalized to Support Multiple Clinical and Commercial Value-Driving Catalysts  *Post-transaction equity value assumes no redemptions by PCSC shareholders.  1. Reflects (i) Freenome’s existing balance sheet cash (estimated to be $125.9M) as of end of Q3, (ii) the assumed net proceeds of the transaction (assuming no redemptions and a deSPAC at the end of Q1 ‘26), (iii) $75M convertible note from Roche, (iv) includes the $75M upfront cash payment ($125M total upfront) from Exact Sciences in November; and (iv) does not include net proceeds from potential future partner milestones from Exact Sciences.

 Investment Highlights

 Key Investment Highlights  Aim to transform early cancer detection with a suite of blood-based tests that target a $50B market opportunity  1  Our tests are built on a novel multiomics, AI/ML-based platform, which is designed to deliver sustainable performance advantages, data moat, and rapid test versioning  2  Population-level CRC screening is the foundation for our personalized multi-cancer early detection (MCED) strategy across 10+ indications  5  Leveraging an experienced leadership team, strategic and R&D partners (e.g., Exact Sciences, Roche), and a deep, diverse investor base to realize our vision  6  Initially focused on the large, well-established colorectal cancer (CRC) screening market, where our test is designed to deliver high sensitivity at the earliest and most treatable stages of disease  3  Partnership with Exact Sciences is positioned to accelerate market adoption, integration into primary care practice, and advancement of our platform  4

 ~90% 5-year survival rate for certain common cancers when caught early**4  ~50% of cancers detected at advanced stage 3  Only ~14% of diagnosed cancers are detected by screening 2  Today’s cancer screening paradigm is flawed; a new approach is necessary to empower everyone to access recommended cancer screenings  Freenome is advancing the future of personalized cancer detection  $40B+ annual U.S. cancer-screening cost due to fragmented modalities*1   Colonoscopy / Stool  Mammography / MRI  Low-Dose CT  Endoscopy / Cell Collection  Ultrasound / CT / AFP  Is working toward breaking barriers to early cancer detection and Is well-positioned to address a $50B market opportunity 5   …  With a simple blood test …  *As of September 2024. Includes facility costs as part of total healthcare costs; ** Common cancers include breast, melanoma of the skin, prostrate, thyroid, colon & rectum, kidney & renal pelvis, Non-Hodgkin lymphoma and ovarian.   1. Halpern MT et al., Ann Intern Med. (2024); 2. NORC at the University of Chicago. Percent of Cancers Detected by Screening in the US (2022); 3. Crosby D et al., Science. (2022); 4. American Cancer Society, Cancer Facts & Figures. (2025) 5. https//www.archivemarketresearch.com/reports/cancer-screening-technology-141728

 Sensitivity***  Specificity  Company  Test  FDA Status  Advanced Adenoma  High-Grade Dysplasia  Stage ICRC   OverallCRC  Overall  SimpleScreen CRC v1  PMA**Submittedin Aug’25  14%  31%  64%  81%  90%  SimpleScreen CRC v2*  sPMA** SubmissionAnticipated in 2H26  22%  44%  75%  85%  90%  Shield v1  FDA Approved in Jul’24  13%  23%  55%  83%  90%  Shield v2  sPMA SubmissionAnticipated in 2H25  13%  Not Reported  62%  84%  90%  Colon Cancer Blood Test  Unknown  14%  NotReported  NotReported  73%  90%  Initially focused on the large, reimbursed CRC screening market, where our test is designed to deliver high sensitivity at the earliest and most treatable stages of disease  Starting with the Largest Screening Population  SimpleScreen CRC Has Potentially Best-in-Class Performance Amongst Blood-Based Tests  ~120M people in the U.S. are eligible for CRC screening, yet ~40-50M remain unscreened; CRC remains the world’s second deadliest cancers 1  Survival rate is 90%+ when CRC is detected and treated before it spreads 2  SimpleScreen CRC v1: PREEMPT CRC Study  Largest prospective study of its kind (~48k enrolled; ~27k evaluated for v1)  Met all primary endpoints (topline readout in Apr’24)  Designed to meet FDA requirements for a first-line label  Published in JAMA   SimpleScreen CRC v2*  Comprehensive upgrade of v1: assay, automation, algorithm   Improved performance observed in CRC (n = 210) and advanced adenoma (AAs; n = 407 with 329 pre-colonoscopy AAs) detection in head-to-head study with SimpleScreen CRC v1 including pre-colonoscopy non-advanced adenomas and negatives (n = 349) at 90% specificity  *v2 performance contingent on final clinical validation readout; **Premarket Approval (PMA); Supplemental Premarket Approval (sPMA); ***These data are associated to Advanced Colorectal Neoplasia (ACN) or Advanced Neoplasia (AN); All SimpleScreen performance is reported using a pre-specified US Census adjustment to more accurately reflect the intended use population (U.S. FDA. Guidance for Industry: E9 Statistical Principles for Clinical Trials. (1998))   Disclaimer: The data presented above are based on cross-study comparisons and are not based on any head-to-head clinical trials. Cross-study comparisons are inherently limited and may suggest misleading similarities and differences. The values shown in the cross-study comparisons are directional and may not be directly comparable.  1. Ebner D et al., JAMA Network Open. (2024)  2. American Cancer Society, Cancer Facts & Figures. (2025)

 Partnership with Exact Sciences not only validates our CRC data and product-market fit but also provides significant near- and long-term benefits  In August 2025, Freenome announced an exclusive U.S. license agreement with Exact Sciences to commercialize Freenome’s blood-based CRC test if approved in a deal worth up to $885 million  Accelerated market adoption through Exact’s established commercial infrastructure  Royalties on test sales (of up to 10% depending on gross margins)  Up to $885M to further advance platform ($75M upfront payment; $700M in regulatory or market access milestone payments; $60M in funding for joint R&D expenses over three years; and $50M equity investment)  MCED preservation (Freenome retains rights for CRC blood test when ordered with other screening tests for which patients are eligible)  Access to multimodal data from patients to power future AI/ML models across multiple cancer indications, subject to HIPAA  Freenome branding will be utilized

CRC / AA	Lung	Liver	Etc.

Single Cancer

Smoking	Obesity	GERD	Genetic / Other Risk Factors

Multi-Cancer

15M
Lung
30M
Esophageal
5M
Liver
20M
Stomach
5M
Pancreatic
30M
Breast
50M
Ovarian
10M
Bladder
42M
Prostate
5M
Uterine
SimpleScreen
CRC
120M*

*Breakdown is based on management estimates.

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Freenome

 Single Cancer  CRC / AA  Lung  Liver  Etc.  Multi-Cancer  Smoking  Obesity  GERD  Genetic / Other Risk Factors  Single-cancer early detection tests based on reimbursement pathway starting with CRC …   … Is expected to enable future multi-cancer early detection tests leveraging a common platform based on reimbursement pathway specifically tailored to patients’ individual risk profile  Population-level CRC screening, if approved, is the foundation for our personalized multi-cancer detection strategy across 10+ indications run on the same assay platform  *Breakdown is based on management estimates.   *  120M  15M  Lung  30M  Esophageal  5M  Liver  20M  Stomach  5M  Pancreatic  30M  Breast  5M  Uterine  42M  Prostate  10M  Bladder  50M  Ovarian

Anticipated Milestones**	2025	2026		2027	
	H2	H1	H2	H1	H2
SimpleScreen CRC v1	LDT EAP Launch	ACS Guideline Update	PMA Approval & IVD Launch; CMS Coverage		USPSTF Guidelines
SimpleScreen CRC v2	Head-to-Head v1 vs. v2 Run- In Study (ASCO-GI, '26)	Final AV/CV	sPMA Submission	PMA Approval & IVD Launch	
Lung v1		LDT AV/CV	LDT Launch	PROACT Enrollment Completion	AV/CV
Personalized Multi-Cancer Detection (P-MCD)		P-MCD Multiomics Readout v1		First Wave P-MCD LDT Launch	Second Wave P-MCD LDT Launch

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Freenome

 Multiple value-driving catalysts on the horizon in CRC, lung, and personalized multi-cancer detection (P-MCD)*  Early Access Program (EAP); Analytical/Clinical Validation (AV/CV): United States Preventive Services Task Force (USPSTF); Laboratory Developed Test (LDT);   In Vitro Diagnostic (IVD)  Anticipated Milestones**  2025  2026  2027  H2  H1   H2   H1  H2  SimpleScreen CRC v1  SimpleScreen CRC v2  Lung v1  Personalized Multi-Cancer Detection  (P-MCD)  LDT EAP   Launch  PMA Approval & IVD Launch  CMS Coverage  USPSTF Guidelines  sPMA Submission  PMA Approval & IVD Launch  LDT Launch  PROACT Enrollment Completion  P-MCD Multiomics Readout v1  Second WaveP-MCD LDT Launch  ACS Guideline Update  Head-to-Head v1 vs. v2 Run- In Study (ASCO-GI, ‘26)  Final AV/CV  AV/CV  First WaveP-MCD LDT Launch  LDT AV/CV  *Assumes the $448M pro-forma cash available at closing; **Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions, approvals and AV/CV readouts are subject to additional discussions with regulators and are not guaranteed. Guideline updates are contingent on external policies and government resources that may impact coverage, reimbursement, and adoption of Freenome’s tests.

 Technology

Multiomics

Tumor Heterogeneity

Multiomics Platform
DNA
Proteins
RNA
Other Analytes

AI/ML Learning Engine

Rapid iteration & test versioning to improve sensitivity / specificity

Real-World Data (RWD) Feedback Loop

Real World Data

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Freenome

 Our tests are built on a proprietary multiomics, AI/ML-based platform, which is designed to enable clinical performance advantages, data moat, and a network effect from serial testing  Rapid iteration & test versioning to improve sensitivity / specificity   Rapid generation of molecular data through commercial testing to fuel test improvements and validate new tests   Real-World Data (RWD) Feedback Loop  Diverse set of signals for early detection across a range of cancers  Combination of numerous signatures enables improved detection of early-stage cancers  Multiomics  AI/ML Learning Engine  Real World Data  Integrating into primary care workflows and aligning with existing reimbursement paradigms through Freenome’s partner ecosystem  Multiomics Platform  Tumor Heterogeneity  DNA  Proteins  RNA  OtherAnalytes

Discovery (R&D)
Multiomics Platform

Broad Discovery Assays

Proteins **RNA** **DNA** **Other Analytes**

Multiomics and AI/ML Discovery Platform

External Evaluation of Emerging Technologies Leveraging Freenome Prospective Samples

Commercial
Testing

High-Throughput, Targeted Assays for Commercial Applications

Embedded Multi-Cancer Signatures

Production
Machine Learning Pipeline

Proprietary Automated Work Cells Built for Scale

Individual Reports Delivered
Based on Tests Ordered

CRC

Lung

Liver[1]

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1 Liver is a pipeline product.

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Freenome

 Freenome’s parallelized multiomics discovery and high-throughput production platforms to drive test improvements and future tests  CommercialTesting  High-Throughput, Targeted Assays for Commercial Applications  Discovery (R&D)Multiomics Platform  Broad Discovery Assays  Embedded Multi-Cancer Signatures  Production   Machine Learning Pipeline  Multiomics and AI/ML Discovery Platform  DNA  Proteins  RNA  OtherAnalytes  External Evaluation of Emerging Technologies Leveraging Freenome  Prospective Samples  CRC  Lung  Liver1  Proprietary Automated   Work Cells Built for Scale  Individual Reports Delivered Based on Tests Ordered   1 Liver is a pipeline product.

DNA only

Fragment-Level Resolution (Analog)

Cancer Fragment
Healthy

Base-Level Resolution (Digital)

Cancer Fragment
Healthy

Platforms w/ Detection Capabilities

Fragment-Level Resolution (Analog): Freenome, GUARDANT

Base-Level Resolution (Digital): Freenome

Differentiated Approach to Methylation

Cell Free DNA (cfDNA)

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Freenome

 Differentiated Single-Omic Assay: Non-bisulfite, base-level epigenetic assay  Our NGS workflow for methylation and other epigenetic biomarkers uniquely provides multimodal digital outputs at base-level enabling us to capture subtle biological changes important for early-stage lesions and core to any personalized multi-cancer detection indications that shed cfDNA.  Cancer Fragment  Healthy  Cancer Fragment  Healthy  Fragment-Level Resolution (Analog)  Base-Level Resolution (Digital)  Platforms w/ Detection Capabilities  Differentiated Approach to Methylation   Our non-bisulfite assay can measure individual base level changes in methylation without degrading cfDNA at the highest resolution digital output (vs. analog) providing unmatched multimodal insights from cfDNA alone.  Cell Free DNA (cfDNA)  DNA only

DNA + Protein only

ctDNA shedding rate

Low

Prostate Cancer
100%
75%
50%
25%
0%
43%
91%
92%
ctDNA only
Multiomics
Specificity (n = 195)
Sensitivity (n = 230)

High

Pancreatic Cancer
100%
75%
50%
25%
0%
74%
93%
96%
ctDNA only
Multiomics
Specificity (n = 39)
Sensitivity (n = 39)

Hsu TK et al., *Cancer Res.* (2021)

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Freenome

 Multiomics for low and high shedding tumors may be required to reach clinically-meaningful performance levels  Hsu TK et al., Cancer Res. (2021)  Sensitivity (n = 230)  ctDNA shedding rate  Low  High  Sensitivity (n = 39)  DNA + Protein only

 Proprietary Fragment-Level Deep Learning (FLDL) model optimizes learning efficiency in preparation for large commercial data volume for future test versions  Fragment data  M fragments with base-level features  Fragment Embedding  Processing and combination of pairwise features into a single fixed-sized vector per fragment  Sample Embedding  Pooling of all learned vectors into a single fixed-sized vector per sample  Output Network  NN to predict target  from fixed-sized vector  M feature vectors  One feature vector  Single sample  FLDL Model Architecture  Base level methylation results in higher resolution multimodal molecular data  Freenome’s advanced FLDL architecture captures large clinical metadata imaging which in turn optimizes the diagnostic yield to tailor the approach to specific cancers  As test volume scales, the flywheel effect of the platform leads to new signals and improved test versioning as seen with v1 to v2 in CRC  Modeled jointly with other analyte or ‘omic’ inputs such as Non-NGS   (proteins & autoantibodies)  Widrich M et al., Clin Cancer Res. (2025)

 AI infrastructure under development ahead of commercial launch to activate learning engine with health systems for future algorithm training and indication expansion  Freenome provides:  CRC/AA blood-based testing (if approved)  AI-enabled learning engine  Real-world data (RWD) and informatics  Future blood tests (if approved)  Continue to obtain from health plans and health systems:  Claims data for their members including incidental findings of CRC/AA or other indications  IDNs/IPPNs expected to also have EHR data, including screening intent (unfulfilled orders)  Vendors will support:  Existing integrations into the healthcare ecosystem to facilitate bi-directional data exchange  Secure cloud-computing environments for large health care data sets   And potentially…  New data sets (e.g., medical records, claims)  HCO and payer relationships  AI-Enabled Learning Engine

 Current state of population-level molecular data generation  Ks of tests / ~5-500 biomarkers  While volumes for commercially available cancer tests today are high, the number of biomarkers tested, and thus utility of the data, is limited  Limited number of genomes sequenced by national genomic institutes even after 5-10 years of data generation, sequencing, and biobanking efforts  * Does not include extrapolation for other blood-based CRC companies.   1. Estimate based on FY2024 Cologuard revenue assuming a ~$500 ASP, Tempus’s Q2 ‘25 reported test volume prorated to generate an annual estimate, Natera’s reported oncology testing volume FY2024; 2. Reported genomes sequenced as of 1H2025 from the Emirati Genome Programme, UK Biobank All of Us Research Program, Qatar Genome Programme, and 6 other initiatives from China, the EU, Saudi Arabia, South Korea, Japan, and India.     Commercial test volumes today only capture 100s of biomarkers 1  High-dimensional National Genomic Initiatives are costly   and take 5-10 years 2   Others  Others  *  Directional view of the potential data volume from CRC screening

 Product Pipeline

Analytical Performance v1 vs. v2

Analytical Improvements in Mean Target Coverage (MTC)
Mean Target Coverage (MTC)
2500
2000
1500
1000
500
0
Achieved goal of MTC ≥2,000
673
1219
2100
v1 Baseline
v2- (Double input)
v2 (Includes subset of v3)

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Freenome

 Test Versioning Programs  Final v2 Design  DNA Extraction  ✓  NGS Conversion  ✓  NGS Platform   (Library Prep, Multiplex, Capture, Sequencing)  ✓  Process/reagent variability reduction (Mitigate degradation)  ✓  Computational  ✓  Assay Analytical Performance   ~3x cfDNA molecule recovery compared to v1  Analytical Performance  v1 vs. v2  Improved assay performance of the final v2 design over v1 in PREEMPT CRC and the v2(-) initial design   Achieved goal of MTC >2,000  The v2 NGS assay and computational improvements to drive non-bisulfite, base-level methylation signal with ~3x the number of cfDNA molecules recovered

 FDA PMA Approval  PMA Modules   1 & 2 (M1 & M2)   2026  2025  Prior PMA Modules 1 & 2 reviewed by FDA 2H ‘24  Module 3 Submission: Submitted 1H ‘25  Module 4 Submission: Submitted Mid ‘25  PAI and BIMO Audit Readiness: 2H ‘25  1H  2H  Anticipated IVD Launch Readiness: 1H ‘26  Anticipated v1 PMA Approval: Mid ‘26  1H  2H  Final PMA   Module (M4)  Initial Commercial Launch (EAP)  LDT LAUNCH   EAP = Early Access Program  PMA  Module 3 (M3)   IVD LAUNCH   USPSTF Guideline Finalized  (2027)  v2 sPMA Submission*  Est. Submission  Est.  Part II: Complete v2 AV/CV  Freenome HQ Lab move and v2 scale up  Part I: v2 Run-In Study  CRC/AA: Foundational v1 PMA submitted to the FDA (August 2025) and v2 is expected to be filed as a PMA supplement following initial FDA approval  *Projections are subject to inherent limitations. Actual results may differ from expectations. The timing of regulatory submissions and approvals subject to additional discussions with regulators and are not guaranteed.  Bioresearch Monitoring (BIMO): Pre-Approval Inspection (PAI)

 Panel includes initial signatures for 10+ cancers that cover ~65% of all cancer diagnoses and ~70% of cancer-related deaths  Freenome’s partnership with Exact Sciences and future commercial scale coupled with real-world data (RWD)* can potentially accelerate the development of the 10+ other cancer types in its pipeline and continue expanding from there based on unmet need.  Single blood draw (or in the aggregate) + Freenome’s multiomics platform (today)  Portfolio of single- and multi-cancer test panels based on risk factors and guideline eligibility  Esophageal  Prostate  Stomach  Breast  Bladder  Liver  Lung  Pancreatic  Uterine  Ovarian  CRC/AA  *Subject to HIPAA

 Platform  P-MCD Pipeline  P-MCD  Readout  CRC V1 approval Lung LDT launch  Q4  Q3  Q4  Q1  Q2  Q3  Q4  Q1  Q2  Ongoing iterations of base-level NGS and   non-NGS (protein/AAb) platforms  Liver  Pancreas  Gastric + Esophageal  Women’s Health Panel  Next-generation platforms: Focused on enhanced performance, cancer signal origin (CSO) algorithm refinement, and ability to leverage existing assays and data to support new test development  Tissue and Plasma Biobanks from Vallania, Sanderson, and other collections  Lung  Prostate  Cancer Signal Origin (CSO) Algorithm Refinement (Backbone to enable Average-Risk MCED)  CRC/AA v2 & Lung v1 LDT Readouts  Other Pipeline Indications (e.g., HNSCC)  Personalized Multi-Cancer Detection: Discovery and Platform Roadmap   2H25  1H26  2H26  1H27  2H27  Based on management estimates. Projections are subject to inherent limitations and timelines for regulatory approvals may vary and are not guaranteed;; actual results may differ from expectations.  Autoantibodies (AAb)

 Lung: Significant unmet need for ~14-15M individuals annually in the U.S. Eligible for Lung Cancer Screening per Guidelines 1   Freenome’s Lung Target Product Profile: Frontline Screening Triaged by Low-Dose CT (LDCT)  Early Detection Makes an Impact  Lung & Bronchus Survival Rates, Local vs. Metastatic  Low Adherence Rates Despite Guideline Support  Lung Screening Rate,High-Risk Population  ~10-15% Adherence 3  Intended Use Population  ≥50 years old  20 pack-year smoking history  Standard-of-Care 4  LDCT  Sensitivity: ~80-90%   Specificity: >75%  1.American Lung Association USPSTF Lung Cancer Screening Recommendation Toolkit. (2021) 2. SEER U.S. Age-adjusted five-year relative survival rates (%) by localized vs. metastatic at diagnosis, 2015-2021; 3. American Lung Association’s ‘State of Lung Cancer’ (2024); 4. Screening for Lung Cancer US Preventive Services Task Force Recommendation Statement. JAMA. (2021)     2

Cohort Description (Subset of Vallania Study; NCT05254834)

~80% Sensitivity at 75% Specificity

1.0
0.8
0.6
0.4
0.2
0.0
True Positive Rate
0.0
0.2
0.4
0.6
0.8
1.0
False Positive Rate
75% spec.
50% spec.
Fn-Methyl = 0.83, ΔCI=(0.00, 0.00)
Elecsys = 0.80, ΔCI=(-0.08, 0.02)
Fn-Methyl + Elecsys = 0.85, ΔCI=(-0.01, 0.04)

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Freenome

 Lung: v1 prospective multiomics readout met both analytical and clinicalperformance targets to support planned LDT launch in the second half of 2026  Lung Cancer  211  Sub- types  Adenocarcinoma  115  Squamous Cell  68  Other(e.g., Small Cell, etc.)  28  Negatives (Intended Use Population)  147  Total  418  Combining protein and methylation shows clear additivity at a specificity of 75% (similar specificity to LDCT)  Cohort Description (Subset of Vallania Study; NCT05254834)  ~80% Sensitivity at 75% Specificity

 CommercialStrategy

Overlapping Patient Eligibility Drives Personalized Multi-Cancer Testing

Total CRC Screening Population 45+ (~120M+)

Multi-Eligible Personalized Single or Multi-Cancer Patients

~15M Dual Eligible (CRC & Lung)
CRC + Lung (Smokers)

~30M Dual Eligible (CRC & Esophageal)
CRC + Esophageal (GERD)

*

Freenome

CRC Eligible Only

EXACT SCIENCES → Freenome

10% Royalty to Freenome depending on gross margin

*Breakdown is based on management estimates.

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Freenome

 Overlapping Patient Eligibility Drives Personalized Multi-Cancer Testing  Total CRC Screening Population 45+ (~120M+)  CRC Eligible Only  ~15M Dual Eligible (CRC & Lung)     CRC + Lung (Smokers)   ~30M Dual Eligible (CRC & Esophageal)     CRC + Esophageal (GERD)  Full CRC reimbursement to Freenome when ordered alongside any other indication or multi-cancer test  ~5M Dual Eligible (CRC & Pancreatic)     CRC + Pancreatic (family history, cysts/IPMNs, etc)  ~20M Dual Eligible (CRC & Gastric)     CRC + Gastric (GIM population)  Multi-Eligible Personalized Single or Multi-Cancer Patients  ~5M Dual Eligible (CRC & Liver)     CRC + Liver (Cirrhotic & Hep B/C)   10% Royalty to Freenome depending on gross margin  *  *Breakdown is based on management estimates.

Freenome's Commercial Ecosystem Supports Efficient but Expansive Footprint

Commercial team 1,400+
Health Systems 390+ electronic connections
SimpleScreen CRC
Healthcare providers 260K+
Payers 865+ in-network

EXACT SCIENCES
Employers
International
Roche
Test kitting (Ex-US)
Freenome
Sales Data
Real-World Data
Heath systems
Pharma
General provider
Telehealth CIC

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Freenome

 Freenome’s Commercial Ecosystem Supports Efficient but Expansive Footprint   Exact Sciences’ commercial engine is designed to drive CRC test adoption through primary care channel and allow Freenome to focus on multi-cancer eligible patients (e.g. CRC + lung or CRC + esophageal, etc.) through health systems  Significant addressable market combined with technological and regulatory requirements activates a multitude of potential sales channels  Sales  Data  Real-World Data  International  Heathsystems  TelehealthCIC  Generalprovider  Pharma  Employers  Test kitting  (Ex-US)

 Differentiated health systems strategy expected to drive testing and achieve low cost per sale through direct integrations  Centralized decision making while covering a large percentage of PCPs has the potential to scale test adoption while maximizing commercial resources  Multi-cancer early detection program interest  User of blood-based CRC through Exact Sciences  Patient demographics and reimbursement by region  Size of system and capabilities (imaging onsite, etc.)  Test results and patient education support   System-wide EMR and physician workflow integration  Patient identification program based on medical screening guidelines utilizing health record data mining and digital tools  Follow-up notification based on recommended testing frequency and positive confirmation navigation support  Health systems early cancer detection program focus  Requires seamless and scalable program  Health system targeting

 Freenome and Roche have entered into an exclusive license and option for up to $209M to develop and commercialize an ex-US kitted version of Freenome’s Personalized MCED test on Roche’s SBX sequencing platform  The deal strengthens Roche’s initial investments in Freenome (~$400M before this transaction) and includes:  $75M upfront equity investment in the form of a convertible note, which would convert automatically at a premium upon a public listing of Freenome  $134M upon the achievement of specified development milestones related to ex-US IVD kit development and evaluation of the SBX as an alternative sequencing technology  Royalties on ex-U.S. IVD kit net test sales ranging from low single digits to mid-teens  Access to Freenome MCED IVD kit data if available with proper consents and as allowed under applicable law  Access to clinical sample cohorts to support Freenome’s Lung and other Personalized Multi-Cancer indications  Freenome retains:   US Multi-Cancer centralized testing  Note: CRC ordered alone is licensed to Exact Sciences  US kitting rights (decentralized)  Ex-US Multi-Cancer centralized testing (where Roche has a non-exclusive negotiation right)  Ex-US kitted version of Freenome’s Personalized MCED   Decentralized Multiomics Testing on Roche Platforms  SBX (NGS)  Elecsys (Non-NGS)

Freenome

Combining with Perceptive Capital Solutions

 Combining with Perceptive Capital Solutions

 Transaction Summary and Rationale  Transaction Summary  Freenome Holdings, Inc. (“Freenome”) and Perceptive Capital Solutions Corp (“PCSC”, Nasdaq:PCSC) to merge pursuant to a business combination agreement to be entered into between PCSC and Freenome  Freenome is a healthcare company utilizing its understanding of disease-related biology and differentiated multimodal approach to develop and commercialize a suite of novel single- and multi-indication blood-based tests for personalized early cancer detection  PCSC is a special purpose acquisition company sponsored by Perceptive Advisors  Expected post-transaction equity value of approximately $1.09 billion, a $250 million aggregate PIPE, and no redemptions from PCSC shareholders  Transaction expected to close in H1 2026   Transaction Rationale and Use of Proceeds  Provides a more efficient path to public markets in one step  Institutes a pre-established, premier shareholder base capable of supporting Freenome into the future  Enables Freenome to progress through key clinical and commercial value inflection points.   Approximately $493 million of proceeds from the transaction plus existing cash on hand projected on the combined company balance sheet expected to be used primarily for current and future product development, to fund ongoing and new clinical studies, for preparation for commercial launch and expansion of commercial operations.(1)(2)  1. Reflects (i) Freenome’s existing balance sheet cash (estimated to be $125.9M) as of end of Q3 and (ii) the assumed net proceeds of the transaction.  2. Does not consider anticipated $700M in regulatory or market access milestone payments from Exact Sciences in connection with Freenome’s exclusive license agreement with Exact Sciences.

Terms of Transaction

Shares and $ in thousands (other than share price)

Pro Forma Valuation

	Pipe Price	At Closing
Implied Share Price	**$10.00[1]**	**$10.74[1]**
Pro Forma Shares Outstanding	112,576	112,576
PF Equity Value	**$1,125,763**	**$1,140,652**
Less: PF Cash	$(483,212)	$(483,212)
Plus: PF Total Debt	$-	$-
Implied PF Enterprise Value	**$642,551**	**$657,440**

Sources of Funds[2]

Cash Held in Trust[3]	$89,937
Third-Party PIPE Investment	$132,446
Perceptive PIPE Investment	$55,000
RA PIPE Investment	$52,554
Rollover Equity[4]	$711,385
Target Cash Balance[5]	$125,900
Exact Sciences November Payment	$75,000
Roche financing	$75,000
Total Sources of Funds	$1,317,222

Uses of Funds[2]

Rollover Equity[4]	$711,385
Estimated Transaction Fees & Expenses[6]	$17,625
Cash Burn to end of Q2	$105,000
Remaining Cash to the Balance Sheet	$483,212
Total Uses of Funds	$1,317,222

Pro Forma Ownership

	Shares	%
PCSC Insiders	7,943	7.1%
o/w PIPE Shares	*5,500*	*4.9%*
o/w Sponsor Shares	*2,156*	*1.9%*
o/w Risk Capital Shares	*286*	*0.3%*
PCSC Shareholders	8,625	7.7%
Rollover Equity	71,138	63.2%
Third Party PIPE Investment	13,245	11.8%
RA PIPE Investment	5,255	4.7%
Roche Investment	6,370	5.7%
Totals	112,576	100.0%

1. $10.00 reflects the price of the PIPE issuance. $10.74 reflects the estimated redemption price
2. As per closing anticipated in H1 2026
3. Assumes no shareholder redemptions
4. Allocation of equity consideration to Freenome equity holders; All percentages are reflective of interests in Freenome on a fully-diluted basis excluding equity incentive and other awards; adjusted using treasury stock method to account for 7.6M currently outstanding Freenome options and warrants; excludes shares underlying Exact's 50M investment
5. Estimate of end of Q3 2025 cash balance
6. Estimated fees and expenses for both Freenome and SPAC

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© Freenome | Proprietary & Confidential
Freenome

 Terms of Transaction  Pro Forma Valuation  Pro Forma Ownership  Sources of Funds(2)  Uses of Funds (2)   Shares and $ in thousands (other than share price)  Pipe Price  At Closing  Implied Share Price  $10.00(1)  $10.74(1)  Pro Forma Shares Outstanding  108,568  108,568  PF Equity Value  $1,085,675  $1,166,015  Less: PF Cash  $(448,212)  $(448,212)  Plus: PF Total Debt   $-  $-  Implied PF Enterprise Value  $637,463  $717,803  Cash Held in Trust(3)  $89,937  Third-Party PIPE Investment  $175,000  Perceptive PIPE Investment  $25,000  RA PIPE Investment  $50,000  Rollover Equity  $725,000  Target Cash Balance(4)  $125,900  Total Sources of Funds  $1,190,837  Rollover Equity(5)  $725,000  Estimated Transaction Fees & Expenses(6)  $17,625  Remaining Cash to the Balance Sheet  $493,000  Total Uses of Funds  $1,235,625   Shares  %  PCSC Insiders  4,943  4.6%  o/w PIPE Shares  2,500  2.3%  o/w Sponsor Shares  2,156  2.0%  o/w Risk Capital Shares  286  0.3%  PCSC Shareholders  8,625  7.9%  Rollover Equity  72,500  66.8%  Third Party PIPE Investment  17,500  16.1%  RA PIPE Investment  5,000  4.6%  Totals  108,568  100.0%  1. $10.00 reflects the price of the PIPE issuance. $10.74 reflects the estimated redemption price  2. As per closing anticipated in H1 2026  3. Assumes no shareholder redemptions   4. Estimate of end of Q3 cash balance  5. Allocation of equity consideration to Freenome equity holders; All percentages are reflective of interests in Freenome on a fully-diluted basis excluding equity incentive and other awards.  6. Estimated fees and expenses for both Freenome and SPAC

 Key Investment Highlights  Aim to transform early cancer detection with a suite of blood-based tests that target a $50B market opportunity  1  Our tests are built on a novel multiomics, AI/ML-based platform, which is designed to deliver sustainable performance advantages, data moat, and rapid test versioning  2  Population-level CRC screening is the foundation for our personalized multi-cancer early detection (MCED) strategy across 10+ indications  5  Leveraging an experienced leadership team, strategic and R&D partners (e.g., Exact Sciences, Roche), and a deep, diverse investor base to realize our vision  6  Initially focused on the large, well-established colorectal cancer (CRC) screening market, where our test is designed to deliver high sensitivity at the earliest and most treatable stages of disease  3  Partnership with Exact Sciences is positioned to accelerate market adoption, integration into primary care practice, and advancement of our platform  4

 Risk Factors (1 of 11)  Certain factors may have a material adverse effect on our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we and the post-business combination public company will face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, results of operations and future prospects could be adversely affected. In that event, you could lose all or part of your investment. All references in this section to “we”, “our” or “us” refer both to the business of Freenome Holdings. Inc. (“Freenome”) prior to the consummation of the proposed business combination and to the business of the post-business combination public company and its subsidiaries, as applicable.  The list below has been prepared solely for the purpose of the private placement transaction, and solely for potential private placement investors, and not for any other purpose. Accordingly, the list below is qualified in its entirety by disclosures contained in future documents filed or furnished by Freenome and Perceptive Capital Solutions Corp (“PCSC”) or otherwise with respect to Freenome and PCSC, with the Securities and Exchange Commission (the “SEC”), including the documents filed or furnished in connection with the proposed transactions between Freenome and PCSC. The risks presented in such filings may differ significantly from and be more extensive than those presented below.  Risk Related to Freenome’s Business and Operations   We may need to raise additional capital to fund our existing operations, develop our platform, commercialize new products or expand our operations.  If we are unable to support demand for our current and future products, including ensuring that we have adequate capacity to meet increased demand, or we are unable to successfully manage our anticipated growth, our business could suffer.  If we continue to experience challenges attracting and retaining qualified personnel due to competitive labor markets, we may be unable to manage our future growth effectively, all of which could make it difficult to execute our business strategy.  If we lose the services of our founder, our Chief Executive Officer, or other members of our senior management team, we may not be able to execute our business strategy.  Changes in funding for, or disruptions caused by global health concerns impacting, the FDA and other government agencies or notified bodies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new medical device products from being developed, authorized or commercialized in a timely manner, which could negatively impact our business.

 Risk Factors (2 of 11)   Risk Related to Freenome’s Business and Operations (continued)  If our existing facility becomes damaged or inoperable or we are required to vacate our existing facility, our ability pursue our research and development efforts may be jeopardized.  We rely on commercial courier delivery services to transport samples to our laboratory facility in a timely and cost-efficient manner and if these delivery services are disrupted, our business will be harmed.  International expansion of our business exposes us to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.  We face intense competition from other companies and may not be able to compete successfully.  Risks Related to Freenome’s Financial Condition  We have incurred significant net losses in each period since our inception and anticipate that we will continue to incur net losses for the coming years.  We operate in a rapidly evolving field and have a limited operating history, which makes it difficult to evaluate our current business and predict our future performance.  If we are unable to implement and maintain effective internal controls over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be adversely affected.  Risks Related to Freenome’s Research and Development   Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and studies may not be predictive of future study results.  Delays in receipt of, or failure to obtain, required FDA clearances or approvals for our products in development, or improvements to or expanded indications for our current offerings, could materially delay or prevent us from commercializing or otherwise adversely impact future product commercialization.  The use of Artificial Intelligence presents new risks and challenges to our business.  Our products, if approved, may in the future be subject to product recalls. A recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.

 Risk Factors (3 of 11)   Risks Related to Freenome’s Research and Development (continued)  Interim, "topline" and preliminary data from our clinical studies that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.  The clinical study process is lengthy and expensive with uncertain outcomes. We have encountered delays and may encounter future delays in, or unexpected data from, our clinical studies, and may therefore be unable to complete our clinical studies on the timelines we expect, if at all.  The size of the market for each of our products, if approved, has not been established with precision, and may be smaller than we estimate.  Our products, if approved, may fail to achieve the degree of market acceptance necessary for commercial success.  We may not be able to successfully market, sell or distribute our products, if approved, and if we are unable to expand our sales organization to adequately address our customers' needs, our business may be adversely affected.  We rely on a limited number of suppliers or, in some cases, sole suppliers, for some of our products and materials and may not be able to find replacements or promptly transition to alternative suppliers.  Risks Related to Regulatory Approval and other Legal Compliance Matters  The regulatory clearance, approval, or certification processes of the FDA and comparable foreign regulatory authorities or notified bodies are lengthy, time-consuming, and unpredictable. If we are ultimately unable to obtain any necessary or desirable regulatory approvals, clearances, or certifications, or if such approvals, clearances, or certifications are significantly delayed, our business will be substantially harmed.  The FDA's implementation of the LDT Rule may cause us to incur substantial costs and time delays associated with meeting requirements for pre-market clearance or approval or we could experience decreased demand for or reimbursement of our tests.  Obtaining and maintaining regulatory authorization of our products in one jurisdiction does not mean that we will be successful in obtaining regulatory authorization of our products in other jurisdictions.  Even if we receive regulatory approval or certification of our products, we will continue to be subject to extensive regulatory oversight.  The misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly to our business.  Our "research use only" and "investigational use only" products could become subject to more onerous regulation by the FDA or other regulatory agencies in the future, which could increase our costs and delay our commercialization efforts, thereby materially and adversely affecting our business and results of operations.

 Risk Factors (4 of 11)   Risks Related to Regulatory Approval and other Legal Compliance Matters (continued)  If we fail to comply with healthcare and other applicable laws and regulations, we could face substantial penalties and our business, reputation, and operations and financial condition could be adversely affected.  If third-party payers, including commercial payers and government healthcare programs, do not provide coverage of, or adequate reimbursement for, our tests, our business and results of operations will be negatively affected.  Our business activities are subject to the FCPA and similar anti-bribery and anti-corruption laws.  If we fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.  Changes in funding for, or disruptions caused by global health concerns impacting, the FDA and other government agencies or notified bodies could hinder their ability to hire and retain key leadership and other personnel, or otherwise prevent new medical device products from being developed, authorized or commercialized in a timely manner, which could negatively impact our business.  Our employees, principal investigators, consultants and commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.  Risks Related to Freenome’s Intellectual Property  We rely on strategic collaborative agreements with third parties to develop critical intellectual property. We may not be able to successfully establish and maintain such intellectual property.  If we are unable to obtain and maintain intellectual property protection for our technology, or if the scope of the intellectual property protection we obtain is not sufficiently broad, third parties could in the future develop and commercialize technology and tests similar or identical to ours, and our ability to successfully commercialize our products may be impaired.  If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed.  Litigation or other proceedings resulting from either third-party claims of intellectual property infringement, or asserting infringement by third parties of our technology, is costly, time-consuming, and could limit our ability to commercialize our products or services.  We may not be able to protect or enforce our intellectual property rights adequately throughout the world.  We may be subject to substantial costs and liability or be prevented from using technologies incorporated in our diagnostic tests as a result of litigation or other proceedings relating to patent or other intellectual property rights.

 Risk Factors (5 of 11)   Risks Related to Freenome’s Intellectual Property (continued)  Issued patents covering our products and other technologies could be found invalid or unenforceable if challenged in court or before administrative bodies in the United States and abroad.  Developments in patent law could have a negative impact on our business.  Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.  If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.  Our collection, use and disclosure of personal information, including patient and employee information, is subject to privacy and security laws and regulations, and our actual or perceived failure to comply with those laws and regulations or to adequately secure the information in our possession could result in significant liability or reputational harm.  Cybersecurity incidents such as security breaches, loss of data and other disruptions in relation to our information technology systems, as well as those of our third-party service providers, could compromise sensitive information related to our business, prevent us from accessing it and expose us to substantial liability, which could adversely affect our business and reputation.  Risks Related to Operating as a Public Company Following the Business Combination  The sizes of the markets for our current and future products have not been established with precision, and may be smaller than we estimate.  Our stock price has fluctuated and may fluctuate significantly.  Future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans or in connection with strategic or commercial transactions, could result in additional dilution of the percentage ownership of our stockholders and could cause the price of our common stock to decline.  We may need to raise additional capital to fund our existing operations, implement our strategic plans, commercialize new products or expand our operations.  Provisions in our corporate charter documents and under Delaware law could make a change in control of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

 Risk Factors (6 of 11)   Risks Related to Operating as a Public Company Following the Business Combination (continued)  If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.  We do not intend to pay dividends on our capital stock.  Risks Related to Freenome’s Dependence on Third Parties   If we are unable to scale our operations successfully to support demand for our products, if approved, our business could suffer.  Our business is subject to economic, political, regulatory, and other risks associated with international operations.  If we cannot maintain our current collaborations or partnerships, including with Exact Sciences Corp., and enter into new collaborations or partnerships in a timely manner and on acceptable terms, our efforts to develop and commercialize our products could be delayed or adversely affected.  We cannot guarantee that we will achieve any or all of the up to $700 million in milestone payments under our license agreement with Exact Sciences Corp., and failure to achieve those milestones could delay or otherwise adversely affect the development and commercialization of our blood-based CRC test.  General Risks Related to Freenome’s Business  Recent macroeconomic pressures resulting from ongoing geopolitical or other matters may have an adverse impact on our business, financial results and prospects.  We may be a party to litigation in the normal course of business or otherwise, which could affect our business and financial position.  Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.  Changes in tax laws or regulations or exposure to tax liabilities could adversely affect our financial condition and results of operations.  Failure of, or defects in, our machine learning algorithms, artificial intelligence, and cloud-based computing infrastructure, including interruptions of service through third-party service providers, or increased regulation in the machine learning or artificial intelligence space, could impair our ability to process our data, develop products, or provide test results, and harm our business and results of operations.  Risks Related to the Business Combination  The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination may not be completed.  Some of PCSC’s, Freenome’s or the post-closing combined company’s officers and directors may have conflicts of interest that may influence them to approve the proposed Business Combination without regard to your interests.  PCSC’s directors and officers may have interests in the proposed Business Combination different from the interests of PCSC, Freenome, the post-closing combined company or their respective shareholders.

 Risk Factors (7 of 11)   Risks Related to the Business Combination (continued)  There can be no assurance that Freenome and PCSC will be able to raise sufficient capital in the proposed PIPE Investment to consummate the proposed Business Combination.  The proposed Business Combination will be subject to a minimum net cash closing condition of $250 million. If PCSC is unable to close certain financing transactions and sufficient shareholders exercise their redemption rights in connection with the proposed Business Combination such that there is less than $250 million of cash proceeds available from PCSC’s trust account and the financing transactions, then PCSC may lack sufficient funds to consummate the proposed Business Combination.  The consummation of the proposed PIPE Investment is conditioned on the closing of the proposed Business Combination, and the closing of the proposed Business Combination will be subject to a number of closing conditions, some of which will be outside of Freenome and PCSC’s control, including approval by the shareholders of PCSC.  A portion of the total outstanding shares of the post-closing combined company is expected to be restricted from immediate resale but maybe sold into the market in the near future.  Sales of a substantial number of shares of the post-closing combined company’s common stock in the public market by existing shareholders could cause the post-closing combined company’s share price to decline, even if Freenome’s business is doing well.  PCSC’s shareholders will experience immediate dilution due to (i) the issuance of securities to existing Freenome security holders and investors in the proposed PIPE Investment in connection with the proposed Business Combination, and (ii) additional sources of dilution upon exercise or conversion of securities that will be issued in connection with or following the proposed Business Combination (for instance, any securities issued in connection with the post-closing combined company equity plan or employee share purchase plan), in each case potentially entitling recipients of such securities to a significant voting stake in the post-closing combined company.  If PCSC does not consummate an initial business combination within the required time period, as may be extended at the option of Perceptive Capital Solutions Holdings (the “Sponsor”)), its public shareholders may receive only their pro rata portion of the funds in PCSC’s trust account that are available for distribution its public shareholders.  There are no assurances that PCSC will be able to complete the proposed Business Combination prior to its expiration date.  Freenome’s or the post-closing combined company’s stockholders cannot be certain of the value of the merger consideration they will receive until the closing of the proposed Business Combination.

 Risk Factors (8 of 11)   Risks Related to the Business Combination (continued)  Because there are no current plans to pay cash dividends on the common stock of the post-closing combined company for the foreseeable future, you may not receive any return on investment unless you sell your PCSC Class A ordinary shares or the common stock of the post-closing combined company at a price greater than what you paid for it.  PCSC, Freenome and the post-closing combined company expect to incur substantial transaction fees and costs in connection with the proposed Business Combination and the integration of their businesses.  The costs related to the proposed Business Combination could be significantly higher than currently anticipated.  PCSC’s, Freenome’s or the post-closing combined company’s business and operations could be negatively affected, or the proposed Business Combination may be delayed or prevented from being completed, if they become subject to any securities litigation or shareholder activism.   In connection with the proposed Business Combination, the Sponsor and PCSC’s directors, executive officers, advisors and their affiliates may elect to purchase Class A ordinary shares of PCSC from public shareholders, which may reduce the public “float” of PCSC’s Class A ordinary shares.  The proceeds held in PCSC’s trust account could be reduced and the per-share redemption amount received by PCSC shareholders may be less than $10.00 per share.  The Nasdaq Stock Market LLC may de list PCSC’s Class A ordinary shares from its exchange prior to the closing of the Business Combination or Nasdaq may not list the post-closing combined company’s securities on its exchange, including the shares issued in connection with the proposed PIPE Investment, which could limit investors’ ability to make transactions in the post-closing combined company’s securities and subject the post-closing combined company to additional trading restrictions.  The securities issued in the proposed PIPE Investment will not initially be registered with the SEC, and prior to such registration cannot be transferred or resold except in a transaction exempt from or not subject to the registration requirements of the Securities Act and applicable state securities laws.   There can be no assurance that the post-closing combined company will be able to comply with Nasdaq’s continued listing standards.    Following the closing of the proposed Business Combination, an active trading market for the common stock of the post-closing combined company may not be available on a consistent basis to provide stockholders with adequate liquidity. The share price may be extremely volatile and shareholders could lose a significant part of their investment.

 Risk Factors (9 of 11)  Risks Related to the Business Combination (continued)  If, following the proposed Business Combination, securities or industry analysts do not publish or cease publishing reports about the post-closing combined company, its business, or its market, or if they change their recommendations regarding the post-closing combined company’s securities adversely, the price and trading volume of the securities of the post-closing combined company could decline.  The benefits of the proposed Business Combination may not be realized to the extent currently anticipated by PCSC, Freenome and the post-closing combined company, or at all. The ability to recognize any such benefits may be affected by, among other things, competition, the ability of the post-closing combined company to grow and manage growth profitably, maintain relationships with customers, landlords and suppliers and retain its management and key employees. If the proposed Business Combination’s benefits do not meet the expectations of investors, shareholders or financial analysts, the market price of PCSC’s or the post-closing combined company’s securities may decline.  The proposed Business Combination will result in changes to the composition of the board of directors of Freenome and the composition of the board of directors of the post-closing combined company which may affect the strategy of the post-closing combined company.  The ability of PCSC, Freenome and the post-closing combined company to successfully effect the proposed Business Combination and to be successful thereafter will be dependent upon the efforts of certain key personnel, including Freenome’s key personnel. The loss of key personnel could negatively impact the operations and profitability of the post-closing combined company and its financial condition could suffer as a result.  The post-closing combined company does not have experience operating as a public company subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.  PCSC is currently an “emerging growth company” within the meaning of the Securities Act, and if the post-closing combined company takes advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make the securities of the post-closing combined company less attractive to investors and may make it more difficult to compare the post-closing combined company’s performance with other public companies.  The requirements of being a public company may strain the post-closing combined company’s resources, incur increased costs and distract its management, which could make it difficult to manage its business, particularly after the post-closing combined company is no longer an emerging growth company.

 Risk Factors (10 of 11)   Risks Related to the Business Combination (continued)  Subsequent to the completion of the proposed Business Combination, the post-closing combined company may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.  As a private company, Freenome has not been required to document and test its internal controls over financial reporting nor has management been required to certify the effectiveness of its internal controls and its auditors have not been required to opine on the effectiveness of its internal control over financial reporting. As such, material weaknesses may be identified in Freenome’s or the post-closing combined company’s internal control over financial reporting that could lead to errors in the post-closing combined company’s financial reporting, which could adversely affect the post-closing combined company’s business and the market price of its securities.   If the post-closing combined company fails to maintain an effective system of disclosure controls and internal controls over financial reporting, its ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.  If the post-closing combined company’s estimates or judgments relating to its critical accounting standards prove to be incorrect, or such standards change overtime, its results of operations could be adversely affected.   Because the post-closing combined company will become a publicly traded company by virtue of mergers in connection with the proposed Business Combination as opposed to an underwritten initial public offering, there are no underwriters involved in the process, which could result in less diligence being conducted on Freenome or the post-closing combined company than in an underwritten initial public offering.   PCSC public shareholders can redeem some or all of the funds held in PCSC’s trust account, and significant redemptions could materially impact the post-closing combined company’s cash position and runway.  The ability of PCSC’s public shareholders to exercise redemption rights with respect to a large number of PCSC’s public shares may not allow the post-closing combined company to complete the most desirable business combination, fully fund Freenome’s business plan, or changes thereto, or optimize the capital structure of the post-closing combined company.  Past performance by PCSC’s management team or their affiliates, including Perceptive Advisors, ARYA Sciences Acquisition Corp., ARYA Sciences Acquisition Corp IV, ARYA Sciences Acquisition Corp III, or their respective business combination targets, may not be indicative of future performance of an investment in PCSC or the post-closing combined company.  The post-closing combined company’s governing documents may include provisions that may discourage takeover attempts.   Freenome’s operating and financial results, which were presented to the PCSC board of directors, may not prove accurate.

 Risk Factors (11 of 11)  Risks Related to the Business Combination (continued)  Activities taken by existing PCSC shareholders to increase the likelihood of approval of the proposed Business Combination proposal and the other proposals to be described in the proxy statement/prospectus that will be filed in connection with the proposed Business Combination could have a depressive effect on PCSC’s share price.  Upon executing a definitive agreement with respect to the proposed Business Combination by and among Freenome, PCSC and the post-closing combined company, PCSC may be prohibited from entering into certain transactions that might otherwise be beneficial to it or its shareholders.  The proposed Business Combination may be completed even though material adverse effects may result from the announcement of the proposed Business Combination, industry wide changes, and other causes.  Delays in completing the proposed Business Combination may substantially reduce the expected benefits of the proposed Business Combination.   Freenome has, and the post-closing combined company will have, broad discretion in the use of cash on hand and may not use it effectively.

Freenome

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© Freenome | Proprietary & Confidential